Exhibit (a)(1)(Q)

Second Amended and Restated Offer to Purchase for Cash

by

EMPEIRIA ACQUISITION CORP.

of

Up to 5,520,000 Shares of issued and outstanding Common Stock at a Stock Purchase Price of $10.20 Per Share

in connection with its consummation of a Proposed Merger

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, NOVEMBER 27, 2012 UNLESS THE OFFER IS EXTENDED.

If you support our proposed Merger (as defined below) with Integrated Drilling Equipment Company Holdings Inc. (“IDE”), do not tender your Common Shares in the Offer. If more than 5,520,000 Common Shares (representing 92% of the Common Shares sold in our initial public offering (“IPO”)) are tendered in the Offer, we will not be able to consummate the Merger.

Empeiria Acquisition Corp. (“EAC”, the “Company” or “we”) hereby offers to purchase up to 5,520,000 shares of its issued and outstanding common stock, par value $0.0001 per share (the “Common Shares”) issued in its IPO, at a purchase price of $10.20 per share, net to the seller in cash, without interest (the “Stock Purchase Price”), for a total Stock Purchase Price of up to $56,304,000, upon the terms and subject to certain conditions described in the Amended and Restated Offer to Purchase (the “Offer to Purchase”) and in the Amended and Restated Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”).

If more than 5,520,000 Common Shares are validly tendered and not properly withdrawn, we will terminate or extend the Offer. Accordingly, there will be no proration in the event that more than 5,520,000 shares are validly tendered and not properly withdrawn in the Offer. If we terminate the Offer, we will NOT: (i) purchase any Common Shares pursuant to the Offer or (ii) consummate the Merger in accordance with the terms of the Merger Agreement described in the Offer to Purchase.

The Stock Purchase Price of $10.20 per Common Share is equal to the greater of (i) each stockholder’s pro rata share of the aggregate amount on deposit in the trust account (the “Trust Account”) established to hold the proceeds of our IPO, less taxes and amounts released to us for working capital purposes and (ii) $10.20. See “The Offer — Number of Shares; Purchase Price; No Proration.”

The Offer is being made pursuant to the terms of the Agreement and Plan of Merger, dated as of October 19, 2012 (as amended from time to time, the “Merger Agreement”), by and among EAC, IDE Acquisition Co., LLC, a Delaware limited liability company (“Merger Sub”), IDE, and Stephen Cope, in his capacity as representative of IDE’s stockholders (the “Representative”), pursuant to which, subject to the terms and conditions contained therein, IDE will be merged with and into Merger Sub, with Merger Sub surviving the merger as a wholly owned subsidiary of EAC (the “Merger”).

Pursuant to its certificate of incorporation, as amended (the “Certificate of Incorporation”), and the Delaware General Corporation Law, EAC may consummate the Merger without stockholder approval by providing all holders of its Common Shares with the opportunity to redeem their Common Shares through a tender offer pursuant to the tender offer rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Offer is being made to provide EAC’s stockholders with such opportunity to redeem their Common Shares and to allow the Merger to be completed without a stockholder vote. See “The Offer — Purpose of the Offer; Certain Effects of the Offer.”

THE OFFER IS CONDITIONED ON SATISFACTION OF THE MERGER CONDITION (AS FURTHER DESCRIBED IN THE OFFER TO PURCHASE), NO MORE THAN 5,520,000 COMMON SHARES BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN, THE FINANCING CONDITION AND CERTAIN OTHER CONDITIONS. SEE “THE OFFER — CONDITIONS OF THE OFFER.”

Only Common Shares validly tendered and not properly withdrawn will be purchased pursuant to the Offer. Common Shares tendered pursuant to the Offer but not purchased in the Offer will be returned at our expense promptly following the expiration of the Offer. See “The Offer — Procedures for Tendering Shares.”

We will fund the purchase of Common Shares in the Offer and pay the Cash Consideration (as defined in the Offer to Purchase) and certain other Merger-related expenses with the cash available to us from the Trust Account and our cash and cash equivalents on hand prior to the Merger. As of the date of the Offer to Purchase, EAC had approximately $61.2 million in the Trust Account and approximately $0.2 million of cash and cash equivalents on hand. We will require an aggregate of approximately $24.4 million to successfully consummate the Merger and pay for deferred fees from our initial public offering and our Merger-related fees and expenses, which amount includes the minimum of $20.0 million in Cash Consideration to be paid to the stockholders of IDE (and assumes we are not required to pay any Contingent Cash Consideration (as defined below)). As a result, only approximately $37.0 million of the approximately $61.2 million in our Trust Account will be available to us to purchase any tendered Common Shares. Therefore, in the event that more than 3,629,000 Common Shares are tendered, we will require additional financing as contemplated by the Financing Condition (as defined in the Offer to Purchase). If such number of shares are tendered and we do not obtain such financing, we would have to terminate or extend the Offer. See “The Offer — Source and Amount of Funds.” The Offer is not conditioned on any minimum number of Common Shares being tendered. The Offer is, however, subject to certain other conditions, including that no more than 5,520,000 Common Shares be validly tendered and not properly withdrawn and the satisfaction of the Merger Condition and the Financing Condition. See “The Offer — Purchase of Shares and Payment of Purchase Price” and “— Conditions of the Offer.”

The Common Shares are quoted and traded on the OTC Bulletin Board under the symbol “EPAQ.” On November 20, 2012, the last reported sale price of the Common Shares was $10.13 per share. Stockholders are urged to obtain current market quotations for the Common Shares before deciding whether to tender their Common Shares pursuant to the Offer. See “Price Range of Securities and Dividends.”

We also have outstanding units comprised of one Common Share and one warrant to acquire one Common Share at an exercise price of $11.50 per Common Share (a “Warrant”). The Warrants and units also are quoted and traded on the OTC Bulletin Board under the symbols “EPAQW” and “EPAQU” respectively. The Offer is only open for our Common Shares, but not as part of our units. You may tender Common Shares that are included in units, but to do so you must separate such Common Shares from the Warrants prior to tendering such Common Shares. See “The Offer — Procedures for Tendering Common Shares.”

Our intention is to consummate the Merger with IDE. Our board of directors has unanimously (i) approved our making the Offer, (ii) declared the advisability of the Merger and approved the Merger Agreement and the transactions contemplated by the Merger Agreement, (iii) determined that the Merger is in the best interests of the stockholders of EAC and, if consummated, would constitute our initial business transaction pursuant to our Certificate of Incorporation, and (iv) determined that the acceptance of the Offer is not in the best interests of the stockholders of EAC. If you tender your Common Shares in the Offer, you will not be participating in the Merger because you will no longer hold such Common Shares in EAC, which will be the public holding company for the operations of IDE following the consummation of the Merger. Further, if more than 5,520,000 Common Shares are validly tendered and not properly withdrawn, we will not be able to consummate the Merger with IDE. Therefore, our board of directors unanimously recommends that you do not accept the Offer with respect to your Common Shares.

You must make your own decision as to whether to tender your Common Shares and, if so, how many Common Shares to tender. In doing so, you should read carefully the information in the Offer to Purchase and in the Letter of Transmittal, including the purposes and effects of the Offer. See “The Offer — Purpose of the Offer; Certain Effects of the Offer.” You should discuss whether to tender your Common Shares with your broker, if any, and your tax or financial advisors. See “Risk Factors” on page 18 of the Offer for a discussion of risks that you should consider before participating in the Offer.

Officers and Directors of EAC will directly benefit from the Merger and have interests in the Merger that may be different from, or in addition to, the interests of EAC security holders. See “The Transaction — Certain Benefits of EAC’s Officers and Directors and Others in the Transaction.”

Empeiria Investors LLC, a limited liability company controlled by certain of our officers and directors (our “Sponsor”), and each of our officers and directors, has agreed not to tender any Common Shares pursuant to the Offer. See “The Offer — Purpose of the Offer” and “Certain Effects of the Offer” and “Certain Relationships and Related Party Transactions — EAC.”

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these Common Shares or passed upon the accuracy or adequacy of the Offer. Any representation to the contrary is a criminal offense.

Questions and requests for assistance regarding the Offer may be directed to Morrow & Co., LLC, as information agent for the Offer (the “Information Agent”), at the telephone numbers and e-mail address set forth on the back cover of the Offer to Purchase. You may request additional copies of the Offer to Purchase, the Letter of Transmittal, and the other Offer documents from the Information Agent for the Offer at the telephone numbers and e-mail address on the back cover of the Offer to Purchase. You may also contact your broker, dealer, commercial bank, trust company or nominee for copies of these documents.

November 21, 2012

IMPORTANT

If you desire to tender all or any portion of your Common Shares, you must do one of the following before the Offer expires:

•

if your Common Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the nominee and have the nominee tender your Common Shares for you;

•

if you hold certificates for Common Shares registered in your own name, you must complete and sign the enclosed Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates for your Common Shares and any other documents required by the Letter of Transmittal, to Continental Stock Transfer & Trust Company (the “Depositary”);

•

if you are an institution participating in The Depository Trust Company, you must tender your Common Shares according to the procedure for book-entry transfer described in “The Offer — Procedures for Tendering Common Shares” of the Offer to Purchase; or

•

if you are the holder of units comprised of a Warrant and a Common Share and wish to tender Common Shares included in such units, you must separate the Common Shares from the units prior to tendering such Common Shares pursuant to the Offer. You may instruct your broker to do so, or if you hold units registered in your own name, you should contact jkass@continentalstock.com at our Transfer Agent directly and instruct him to do so. While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Common Shares to be separated in a timely manner before the Offer expires, you may not be able to validly tender your Common Shares prior to the expiration of the Offer.

To validly tender Common Shares pursuant to the Offer, other than Common Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must properly complete and duly execute the Letter of Transmittal.

We are not making the Offer to, and will not accept any tendered Common Shares from, stockholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to comply with the applicable laws and regulation to make the Offer to stockholders in any such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your Common Shares pursuant to the Offer. You should rely only on the information contained in the Offer to Purchase and in the Letter of Transmittal or to which we have referred you. We have not authorized anyone to provide you with information or to make any representation in connection with the Offer other than those contained in the Offer to Purchase or in the Letter of Transmittal. If anyone makes any recommendation or gives any information or representation regarding the Offer, you must not rely upon that recommendation, information or representation as having been authorized by us, our board of directors, the Depositary or the Information Agent for the Offer. You should not assume that the information provided in the Offer is accurate as of any date other than the date as of which it is shown, or if no date is otherwise indicated, the date of the Offer.

Questions and requests for assistance should be directed to Morrow & Co., LLC, the information agent for the Offer at its address and telephone numbers set forth below and on the back cover of the Offer to Purchase. Additional copies of the Offer to Purchase, the Letter of Transmittal, and other materials related to the Offer may also be obtained for free from Morrow & Co., LLC. Copies of the Offer to Purchase, the Letter of Transmittal, and any other material related to the Offer may also be obtained at the website maintained by the Securities and Exchange Commission at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

The information agent for the Offer is:

Morrow & Co., LLC

Telephone: (800) 607-0088

Banks and brokerage firms: (203) 658-9400

-i-

SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS

This summary term sheet highlights important information regarding the Offer to Purchase Common Shares (as amended or supplemented from time to time, the “Offer to Purchase”) and the Merger (as defined below). To understand the Offer to Purchase and the Merger fully and for a more complete description of the terms of the Offer to Purchase and the Merger, you should carefully read the entire Offer to Purchase, including any Annexes, and the Letter of Transmittal (as amended or supplemented from time to time, “Letter of Transmittal”) that constitute the Offer. We have included references to the sections of the Offer to Purchase where you will find a more complete description of the topics addressed in this summary term sheet.

Common Shares Subject of the Offer	Up to 5,520,000 shares of common stock, par value $0.0001 per share, of Empeiria Acquisition Corp. (the “Common Shares”). If more than 5,520,000 Common Shares are validly tendered and not properly withdrawn, EAC will not purchase the Common Shares tendered on a pro rata basis and, unless we extend the Offer, all Common Shares will be promptly returned.

Price Offered Per Common Share	$10.20 net to the seller in cash, without interest thereon (the “Stock Purchase Price”).

Scheduled Expiration of Offer	12:00 Midnight, New York City time, on Tuesday, November 27, 2012, unless the Offer is otherwise extended, which may depend on the timing and process of the review of the Offer to Purchase by the Securities and Exchange Commission (the “SEC”), or terminated (the “Expiration Date”).

Party Making the Offer	Empeiria Acquisition Corp., a Delaware corporation.

For further information regarding the Offer, see “The Offer” beginning on page 73.

General

Who is offering to purchase the Common Shares?

Empeiria Acquisition Corp. (“EAC,” “we,” “us” or “our”) is offering to purchase the Common Shares.

What Common Shares are sought?

We are offering to purchase (the “Offer”) up to 5,520,000 of the outstanding Common Shares.

If more than 5,520,000 Common Shares are validly tendered and not properly withdrawn we will terminate or extend the Offer. Accordingly, there will be no proration in the event that more than 5,520,000 shares are validly tendered and not properly withdrawn in the Offer. If we terminate the Offer, we will NOT: (i) purchase any Common Shares pursuant to the Offer or (ii) consummate the Merger in accordance with the terms of the Merger Agreement, and we will promptly return all Common Shares delivered pursuant to the Offer. See “The Offer.”

How is the Offer different from typical tender offers?

Typically an issuer or a third party commencing a tender offer wants to purchase the entire amount of the securities they are offering to purchase. In this case, EAC does not want stockholders of EAC to tender Common Shares, and EAC’s board of directors recommends that existing stockholders not tender their Common Shares after they review the Offer. In fact, unlike most tender offers where an offeror’s purchase of securities enables them to consummate a business transaction, here, your decision to tender your Common Shares will make it less likely that we can consummate the Merger with IDE because if more than 5,520,000 Common Shares are validly tendered and not properly withdrawn in the Offer, we will not be able to consummate the Merger. In essence, the Offer functions as a “reverse” tender offer in which a stockholder can exercise their redemption rights for Common Shares of EAC and we will only be able to consummate the Merger with IDE if no more than 5,520,000 Common Shares are tendered in the Offer. Accordingly, your decision to tender your Common Shares in the Offer makes it less likely that we will be able to consummate the Merger with IDE.

In addition, unlike a typical tender offer, there will be no proration in the event more than 5,520,000 Common Shares are validly tendered and not properly withdrawn in the Offer. The Offer contains a Maximum Tender Condition that no more than 5,520,000 Common Shares are validly tendered and not properly withdrawn prior to the Expiration Date. If more than 5,520,000 Common Shares are validly tendered and not properly withdrawn we will terminate or extend the Offer. Stockholders have the right, pursuant to our certificate of incorporation, as amended (the “Certificate of Incorporation”) to a pro rata portion of our Trust Account (as defined below), absent a merger, only in the event of our liquidation. Consequently, if we terminate the Offer, we will NOT: (i) purchase any Common Shares pursuant to the Offer or (ii) consummate the Merger in accordance with the terms of the Merger Agreement, and we will promptly return all Common Shares delivered pursuant to the Offer. See “The Offer.”

What is the background of EAC?

EAC is a blank check company incorporated in Delaware on January 24, 2011 for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, exchangeable share transaction or similar business transaction one or more operating business or assets (an “initial business transaction”). EAC consummated its initial public offering (its “IPO”) of 6,000,000 units, with each unit consisting of one Common Share and one Warrant to purchase one Common Share (a “Warrant”), on June 21, 2011. The net proceeds of the IPO, together with $3,900,000 from EAC’s sale of 390,000 units to Empeiria Investors LLC, a Delaware limited liability company controlled by certain of our officers and directors (our “Sponsor”) for an aggregate of $61,200,000, were deposited in trust (the “Trust Account”) pending completion by EAC of an initial business transaction. On July 31, 2012, EAC executed a letter of intent (the “Letter of Intent”) with IDE, a manufacturer of rigs and rig components and a provider of rig refurbishment and reconfiguration services, to acquire the equity interests of IDE. Pursuant to EAC’s Certificate of Incorporation, it has until December 15, 2012 to consummate its initial business transaction or it will (i) cease all operations except for the purpose of winding up, (ii) redeem its public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less taxes and amounts released for working capital purposes, subject to applicable law, and (iii) as promptly as possible following such redemption, subject to the approval of the EAC’s remaining stockholders and board of directors, dissolve and liquidate as part of its plan of dissolution and liquidation. On September 25, 2012, EAC entered into a non-binding letter of intent with Rig Works, Inc., an oil and gas machinery manufacturer (“RWI”). See “Information About the Companies” and “Business of EAC.” On October 19, 2012, EAC commenced a tender offer to purchase up to 5,520,000 of its Common Shares to give its stockholders the opportunity to redeem their Common Shares in connection with the Merger. EAC has filed with the SEC a Schedule TO, as amended by Amendment No. 1 to the Schedule TO filed on October 26, 2012, as further amended by Amendment No. 2 to the Schedule TO filed on November 9, 2012, as further amended by Amendment No. 3 to the Schedule TO and as further amended by this Amendment No. 4 to the Schedule TO.

Why is the Offer for 5,520,000 Common Shares?

Pursuant to our Certificate of Incorporation and the Delaware General Corporation Law (the “DGCL”), EAC may consummate a business transaction without stockholder approval by providing all holders of its Common Shares with the opportunity to redeem their Common Shares through a tender offer pursuant to the tender offer rules promulgated under the Exchange Act. As contemplated in our IPO prospectus and our Certificate of Incorporation, we cannot consummate the Merger if more than 92%, or 5,520,000, of our Common Shares issued in our IPO are validly tendered but not properly withdrawn in connection with the Offer. The Offer is being made in part to provide EAC stockholders with such opportunity to redeem their Common Shares and to allow the Merger to be completed without a stockholder vote. See “The Offer — Purpose of the Offer; Certain Effects of the Offer.” We will fund the purchase of Common Shares in the Offer and pay the Cash Consideration (as defined in the Offer to Purchase) and certain other Merger-related expenses with the cash available to us from the Trust Account and our cash and cash equivalents on hand prior to the Merger.

Is there a merger agreement related to the Offer?

Yes. On October 19, 2012, EAC entered into the Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) with a subsidiary of EAC (“Merger Sub”), Integrated Drilling Equipment Company Holdings Inc., a Delaware corporation (“IDE”), and Stephen Cope, as representative of IDE’s stockholders, pursuant to which IDE would merge with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of EAC (the “Merger” and such surviving entity, the “Surviving Company”). Pursuant to its Certificate of Incorporation and the DGCL, EAC is permitted to consummate the Merger without stockholder approval by providing all holders of its Common Shares with the opportunity to redeem their Common Shares through a tender offer pursuant to the tender offer rules promulgated under the Exchange Act. See “The Merger Agreement.”

How will EAC fund the payment for the Common Shares?

We will use funds raised in connection with our IPO which are currently held in the Trust Account for the benefit of our security holders and the proceeds of which will become available to us upon consummation of the Merger and the proceeds of any New Financing, to purchase Common Shares tendered in the Offer and pay the Share Consideration and certain other merger related expenses. We will fund the purchase of Common Shares in the Offer and pay the Cash Consideration (as defined in the Offer to Purchase) and certain other Merger-related expenses with the cash available to us from the Trust Account and our cash and cash equivalents on hand prior to the Merger. As of the date of the Offer to Purchase, EAC had approximately $61.2 million in the Trust Account and approximately $0.2 million of cash and cash equivalents on hand. We will require an aggregate of approximately $24.4 million to successfully consummate the Merger and pay for deferred fees from our initial public offering and our Merger-related fees and expenses, which amount includes the minimum of $20.0 million in Cash Consideration to be paid to the stockholders of IDE (and assumes we are not required to pay any Contingent Cash Consideration). As a result, only approximately $37.0 million of the approximately $61.2 million in our Trust Account will be available to us to purchase any tendered Common Shares. Therefore, in the event that more than 3,629,000 Common Shares are tendered, we will require additional financing as contemplated by the Financing Condition (as defined in the Offer to Purchase). If such number of shares are tendered and we do not obtain such financing, we would have to terminate or extend the Offer. EAC has engaged Tudor Pickering Holt & Co. to assist in obtaining the financing contemplated by the Financing Condition. See “The Offer — Source and Amount of Funds.” See “The Offer — Source and Amount of Funds.”

Who are IDE and its Stockholders?

Based in Houston, Texas, IDE is an established manufacturer of drilling rigs and rig components and provider of rig refurbishment and reconfiguration services to contract drilling companies worldwide. IDE’s principal service and product offerings consist of the following:

•

The construction of new land rigs based on IDE designs or customized to customers’ specifications. IDE believes it is one of a small number of vertically-integrated land focused rig manufacturers in the United States;

•

Providing a range of extensive reconfiguration and refurbishment services for land rigs to repair and extend their life or to adapt them for different drilling environments (e.g., upgrade for horizontal / unconventional drilling, international use, cold weather use, etc);

•	Providing offshore rig upgrade packages, refurbishment services and related components for offshore newbuild rigs;

•	Supplying, through its IEC division, integrated electrical systems and control systems for a wide range of land and offshore drilling rigs; and

•	Providing engineered hydraulic rig solutions, including hydraulic power units and related components for all rig functions. See “Business of IDE.”

Stephen Cope, IDE’s Chief Executive Officer, and his family and affiliated entities own approximately 63.9% of IDE. The remaining shares of IDE are held by six current employees of IDE.

The existing executive officers and directors of IDE own approximately 79.6% of IDE. We believe that the significant ownership level and the bonus and equity awards we intend to grant to these officers and directors will align the interests of these officers and directors with EAC’s stockholders. See “Beneficial Ownership of EAC Securities.”

What are the business strategy and competitive strengths of IDE?

Business Strategy

IDE’s key business strategy is described below:

Become the Preferred Provider of Complete Drilling Rigs. IDE’s business of designing and producing complete drilling rigs grew from its experience in providing rig assembly services for drilling contractors. Through September 30, 2012, IDE has completed and delivered 13 complete rig packages, with an additional ten complete rigs pending completion and delivery. IDE will seek to increase its production of complete rig systems for sale and deployment in the North American and international markets. Further, as IDE begins to sell standardized designs, it expects that its profit margins per rig will increase.

Expand IDE’s Business for Land Drilling Rig Refurbishment and Reconfiguration. IDE believes that as the use of horizontal drilling continues to grow, demand for newer, more technically capable rigs will also grow. IDE believes that its customers will continue to refurbish and upgrade a significant number of earlier generation rigs to meet the demands of drilling in the shale resource plays. Additionally, were the newbuild market to slow down, refurbishment is a cheaper alternative for drilling contractors to upgrade their fleet, creating a revenue opportunity for IDE. IDE intends to utilize its existing manufacturing capabilities and its strategic location to expand its refurbishment and upgrade business, particularly for older North American rigs destined for Latin America.

Capitalize on Underserved Market for Offshore Rig Upgrades and Newbuild Rig Components. The offshore drilling market is a natural extension of IDE’s land rig business and could provide significant near-term revenue opportunities. Currently, IDE is offering platform and jack-up rig packages. IDE believes that by providing modified AC-powered land rig equipment for the refurbishment and upgrade of older jack-up rigs, it can reduce the upgrade costs significantly and make upgrades economical for offshore drilling contractors. Additionally, IDE intends to manufacture specialized components for newbuild offshore rigs, expanding its market reach. IDE believes that it can successfully leverage the existing market position and installed client base of its IEC Systems division, an assembled team of offshore specialists in operations and engineering, and its manufacturing infrastructure to significantly expand its business in providing drilling equipment for the offshore market.

Pursue Consolidation and Expansion through Acquisitions. IDE believes that many small, privately-owned regional firms in the global rig equipment and services business may be attractive targets for consolidation, and that large international drilling contractors and national oil companies generally prefer to source from vertically-integrated equipment providers. As a publicly-traded company following the Merger, it also expects to enjoy improved access to the debt and equity capital markets and therefore an enhanced ability to pursue consolidation opportunities. IDE intends to leverage its extensive relationships in the oil services sector and the EAC management team’s private equity experience and industry contacts in identifying, evaluating, financing, and executing acquisition opportunities.

Continue to Penetrate International Markets with Particular Focus on Latin America and the Middle East. IDE’s revenues have historically been based on long-term relationships with major customers, which employ their rigs in both U.S. and international markets. IDE intends to focus on supplying rigs to strategic international markets, with the top two target regions being Latin America and the Middle East, which together represent approximately 70% of all international land rigs (excluding North America) according to Baker Hughes.

Competitive Strengths

IDE believes that it is well positioned to execute its strategy and capitalize on international and domestic oil and natural gas market opportunities based on the following competitive strengths:

IDE is an established manufacturer of complete drilling rigs in the U.S. IDE believes that it is one of a small number of vertically-integrated land rig manufacturers in the U.S. It focuses on the production of modern rigs that are capable of drilling horizontal wells and utilize the latest drilling technology. Its “SPARTA” rig is an efficient, fast, and reliable rig designed for technologically challenging wells with minimal drilling time. Its “SEDS” rig features a self-elevating box-on-box substructure and provides a cost-effective solution to conventional drilling. By offering competitive pricing and delivery timetables, and leveraging its reputation as being highly attentive to its customers’ needs, IDE believes that it has positioned itself as an attractive supplier in a growing market.

IDE is an established independent provider of land rig assembly and refurbishment services in the U.S. IDE expects that land drilling contractors will remain active users of rig assembly and refurbishment services due to the increasing age and globalization of the land rig fleet and the high fixed costs associated with maintaining a large rig yard. As one of the largest and most experienced providers of these services, IDE believes it is uniquely positioned to provide a customized, flexible, and cost-competitive alternative to internal rig services.

IDE’s established electrical and control systems division (IEC) provides IDE with a competitive advantage in the offshore market. IDE believes that it is currently a significant player in the offshore market through its IEC division an established manufacturer of integrated electrical systems and control systems for a wide range of drilling rigs. IDE believes that it can successfully leverage its existing market position and installed client base of IEC, an assembled team of offshore specialists in operations and engineering, and its manufacturing infrastructure to significantly expand its business in providing drilling equipment for the offshore market.

IDE’s end markets include numerous international markets for drilling contractors. IDE believes that its experience in providing products and services to international markets gives it a competitive advantage in several ways. An exposure to the international end-markets reduces revenue and earnings volatility, since the major players in international markets often have longer term drilling plans and budgets. IDE benefits from its strategic positioning as a key rig services and equipment provider to drilling contractors servicing the national oil companies. As oil and gas shale drilling becomes global in nature, the technologies in IDE products that improve drilling efficiency, reduce mobilization times and increase reliability should provide IDE and its international customers with a competitive advantage. Furthermore, through its experience and marketing efforts in the international markets, IDE believes it will increase its international presence and generate opportunities for growth, including through acquisitions and joint ventures.

IDE’s suite of products and services provide diversification benefits in volatile market conditions. IDE’s businesses include manufacturing new complete rigs and rig components, rig refurbishments, and providing integrated electrical systems and control systems for land and offshore drilling rigs. IDE believes that the refurbishment and reconfiguration component of its business helps reduce the volatility of its overall revenue stream, since demand for such services are generally less prone to the swings in drilling activity. IDE also expects that its rig manufacturing business will benefit from the demand for replacing older rigs, which is less dependent on near-term drilling activity than new rigs. Lastly, the market for the refurbishment and upgrading of offshore jack-up rigs and platform rigs is expected to provide IDE with a significant untapped source of revenue growth and diversification against a downturn in land-based drilling activity.

The extensive experience and industry relationships of IDE and EAC management provide the company with a competitive advantage in identifying and executing consolidation and acquisition opportunities. IDE and EAC believe that, as a publicly-traded company following the Merger, IDE will enjoy improved access to the debt and equity capital markets and an enhanced ability to pursue acquisition opportunities, which may expand its product offerings and increase its revenues and earnings. IDE believes that its senior management’s extensive relationships in the oil services sector will provide it with a competitive advantage in identifying and evaluating such acquisition opportunities. Following the Merger, the current officers and directors of EAC, who have more than 100 years of combined investing and operating experience with significant overlapping tenures at several private equity companies, also intend to play an active role in assisting with the sourcing, evaluation, financing and execution of add-on acquisitions.

IDE’s management team will be highly incentivized to grow the company’s revenues, earnings and stock price. Following the Merger, the interests of IDE’s senior management team will be aligned with those of EAC’s stockholders. In addition to employment agreements that will provide for incentive compensation, members of senior management will also own a significant percentage of EAC’s Common Shares following the Merger, be eligible for a cash earnout payment of up to $10.0 million in the aggregate based on 2013 EBITDA, and be eligible to receive up to 5,250,000 additional shares of EAC’s Common Shares upon the satisfaction of certain stock price thresholds. IDE and EAC expect that the terms of the Merger will provide a strong incentive for senior management to grow the company’s business, revenues, earnings and stock price.

What is the Structure of the Merger and the Merger Consideration?

Upon satisfaction or waiver of all of the conditions to consummating the transactions contemplated by the Merger Agreement, IDE will merge with and into Merger Sub, with Merger Sub surviving the Merger with the name “Integrated Drilling Equipment Company Holdings, LLC” (the “Surviving Company”). In connection with the Merger, all of the outstanding shares of common stock of IDE (other than shares held by IDE or any of its subsidiaries) will be cancelled for the right to receive the merger consideration described below. All common stock of IDE held by IDE or any of its subsidiaries will be cancelled pursuant to the Merger, and all membership interests of Merger Sub will remain, unaffected by the Merger.

As described in more detail below, under the terms of the Merger Agreement, at the closing, IDE’s stockholders will exchange their IDE common stock for cash consideration of at least $20.0 million and an aggregate number of newly issued Common Shares determined based on a total transaction value of $87.5 million less IDE’s net debt at closing, less the cash consideration, subject to customary adjustments. In addition, IDE stockholders will be eligible for a cash earnout payment of up to $10.0 million in the aggregate based on 2013 performance and will be eligible to receive up to 5,250,000 additional Common Shares upon the satisfaction of certain stock price thresholds ranging from $12.00 and $17.00 per share.

At the closing of the Merger, each stockholder of IDE will be entitled to receive, for each share of IDE’s common stock, an amount equal to the Per Share Price. The “Per Share Price” will be equal to the Closing Aggregate Merger Consideration, divided by the aggregate number of shares of IDE’s common stock outstanding at the effective time of the Merger. The “Closing Aggregate Merger Consideration” will be calculated as an amount equal to:

•	$87,500,000,

•	plus the amount of IDE’s cash as of the closing,

•	minus the aggregate amount of IDE’s indebtedness as of the closing,

•

minus the outstanding amount of (a) third party fees and expenses payable by IDE or any of its subsidiaries, the Representative, or any IDE stockholder arising from, incurred in connection with or incident to the transactions contemplated by the Merger Agreement, and (b) change of control, closing or signing bonuses and/or severance or retention or similar payments or benefits payable as a result of the consummation of the transactions contemplated by the Merger Agreement, including the employer portion of any employment taxes payable with respect thereto (the “Holder Transaction Expenses”) as of the closing,

•	plus the amount, if any, by which IDE’s net working capital exceeds zero, and

•	minus the amount, if any, by which IDE’s net working capital is less than zero.

The Closing Aggregate Merger Consideration will be paid in a combination of cash and Common Shares, which allocation of consideration between cash and Common Shares may be adjusted in certain circumstances. Each IDE stockholder’s Closing Aggregate Merger Consideration will be allocated between cash and Common Shares as follows:

•

(a) cash equal to (i) $20,000,000, plus (ii) one half of the amount, if any, by which the sum of the balance of the Trust Account, as of the closing, plus the aggregate net proceeds resulting from the offering of any equity securities of EAC between the date the Merger Agreement is signed and the closing (without duplication of any such proceeds in the Trust Account as of closing) exceeds $50,000,000 (the “Trust Account Excess”) (but not more than $10,000,000 (the “Contingent Cash Consideration”)) multiplied by (b) a fraction, the numerator of which is the number of shares of IDE’s common stock held by such stockholder, and the denominator of which is (the number of outstanding shares of IDE’s common stock as of the closing) (such aggregate amount to be paid to all IDE stockholders, the “Cash Consideration”); and

•

a number of Common Shares (rounded down to the nearest whole share) equal to (a) (i) (A) the Closing Aggregate Merger Consideration, minus the Cash Consideration, divided (B) by $10, minus (ii) 750,000 Common Shares (the “Holdback Shares”) to be held in EAC’s name for satisfaction of indemnity claims pursuant to the Merger Agreement, multiplied by (b) a fraction, the numerator of which is the number of shares of IDE’s common stock held by such stockholder and the denominator of which is the number of outstanding shares of IDE’s common stock outstanding as of the closing (such resulting shares to be issued to all IDE stockholders, the “Share Consideration” and, together with the Cash Consideration, the “Closing Consideration”). See “The Merger Agreement — Merger Consideration” for a further description of the Share Consideration and the potential adjustment to the allocation of consideration between cash and Common Shares.

At closing, EAC will pay, or cause IDE to pay, the Holder Transaction Expenses and, subject to EAC’s right to elect to leave certain indebtedness outstanding, EAC will pay all of EAC’s indebtedness as of the Closing.

Following the payment of the Closing Consideration, the former IDE stockholders will hold: (i) assuming no Common Shares are tendered in the Offer (and consequently the Contingent Cash Consideration equals $5.6 million as a result of the Trust Account Excess equaling $11.2 million), 4,349,400 Common Shares of EAC representing approximately 33.7% of the outstanding Common Shares of EAC, and (ii) assuming 5,520,000 Common Shares are tendered in the Offer and no Contingent Cash Consideration, 4,911,135 Common Shares of EAC representing approximately 61.8% of the outstanding Common Shares of EAC, in both cases assuming that the 39,000 Placement Warrant Exchange Shares are issued, none of the 5,250,000 Contingent Common Shares (as defined below) is issued, and with the Share Consideration calculated based on cash, debt and net working capital amounts from IDE’s balance sheet as of September 30, 2012.

Following the Closing, the Closing Consideration may be adjusted following the calculation of the final Aggregate Merger Consideration. To the extent the Aggregate Merger Consideration paid at closing exceeds the final Aggregate Merger Consideration, the Representative, on behalf of the former stockholders of IDE, will surrender a number of Common Shares (rounded down to the nearest share) equal to (a) such excess, divided by (b) $10.00. Aggregate Merger Consideration paid at closing would exceed the final Aggregate Merger Consideration if (a) (i) IDE’s actual cash as of closing, minus (ii) the aggregate amount of the IDE’s Indebtedness as of closing, plus (iii) IDE’s Net Working Capital as of closing, minus (iv) Holder Transaction Expenses, in each case, as finally determined following the closing is less than (b) (i) IDE’s estimated cash as of closing, minus (ii) the estimated aggregate amount of the IDE’s Indebtedness as of closing, plus (iii) IDE’s estimated Net Working Capital as of closing, minus (iv) Holder Transaction Expenses, in each case, as estimated for purposes of closing. For example, the Aggregate Merger Consideration paid at closing could exceed the final Aggregate Merger Consideration if, following the closing, the parties determine that:

•

the actual amount of IDE’s Net Working Capital is less than estimated for closing purposes because, among other things, accounts receivable or payable or inventory differed from the amounts estimated at closing;

•	the actual amount of IDE’s Indebtedness as of closing is greater than estimated for closing purposes; and

•	the Holder Transaction Expenses were greater than estimated as of closing if, for example, one of IDE’s advisors failed to submit an invoice for services rendered prior to closing.

Conversely, to the extent the Final Aggregate Merger Consideration exceeds the Aggregate Merger Consideration paid at Closing, EAC will issue to each former stockholder of IDE a number of EAC Common Shares (rounded down to the nearest share) equal to (a)(i) the amount of such excess, divided by (ii) $10, multiplied by (b) a fraction, the numerator of which is the number of shares of IDE common stock held by such person as of the Closing and the denominator of which is the aggregate number of shares of common stock of IDE outstanding as of the Closing.

The IDE stockholders may also be entitled to receive the following contingent consideration: (1) an additional cash payment (the “Cash Earnout”) of up to a maximum of $10.0 million, equal to (i) the amount, if any, by which 2013 EBITDA (as defined in the Merger Agreement) exceeds $30.0 million, multiplied by (ii) 0.5; and (2) up to 5,250,000 additional Common Shares (the “Contingent Common Shares”), issuable in amounts of 1,312,500 shares if EAC’s stock price exceeds $12.00, $13.50, $15.00 and $17.00 respectively prior to the fifth anniversary of the Closing, or if a change of control transaction occurs following the Merger that values EAC’s Common Shares at more than the stock price thresholds. For example, if EAC’s stock price exceeds $13.50 per share or if a change of control transaction occurs following the Merger that values the Common Shares at more than $13.50 per share, the IDE stockholders will receive 2,625,000 Common Shares. See “The Merger Agreement — Merger Consideration.”

Are there any restrictions on the transfer of Share Consideration?

The receipt of the Share Consideration is subject to the execution of lock-up agreements (the “Merger Lock-up Agreements”) by each stockholder of IDE such that, subject to the terms and conditions of such agreements, Share Consideration owned by each such holder, will not be transferable until 12 months after the closing (subject to certain exceptions).

Are there other agreements which will be entered into in connection with the Merger?

Yes. The Merger Agreement requires that certain parties enter into various transaction related agreements, including (i) Merger Lock-up Agreements, (ii) employment agreements with certain key employees, (iii) a Registration Rights Agreement setting forth the registration rights of IDE’s former stockholders, (iv) a Voting Agreement between IDE’s stockholders and Empeiria Investors LLC relating to the election of directors of EAC following the Closing, (v) an agreement to assign certain intellectual property to the Company from an affiliate of Stephen Cope, and (vi) amendments to certain real property leases between IDE and affiliates of Stephen Cope. See “Related Agreements” or “Certain Relationships and Related Party Transactions” for a summary of the terms of these agreements.

What are the Placement Warrant Exchange Agreements?

The Placement Warrants are held only by our Sponsor. On June 15, 2011, the Company completed a private placement of 390,000 units (the “Placement Units”) to our Sponsor, with each Placement Unit consisting of one Common Share (the “Placement Share”) and a warrant to purchase one Common Share at $11.50 per share (the “Placement Warrant”), for $3,900,000. The Placement Warrants will become exercisable and transferable 30 days after the consummation of the Merger, and may be exercised for cash or on a “cashless” basis, at the holder’s option. We have agreed that we will enter into a Placement Warrant Exchange Agreement with our Sponsor for the exchange of the 390,000 Placement Warrants for an aggregate of 39,000 Common Shares (the “Placement Warrant Exchange Shares”). The privately negotiated transaction under the Placement Warrant Exchange Agreement will close no earlier than 10 business days after the Expiration Date.

How will EAC fund the cash payment for the Merger Consideration and the related merger expenses?

We will fund the purchase of Common Shares in the Offer and pay the Cash Consideration and certain other Merger-related expenses with the cash available to us from the Trust Account and our cash and cash equivalents on hand prior to the Merger. As of the date of the Offer to Purchase, EAC had approximately $61.2 million in the Trust Account and approximately $0.2 million of cash and cash equivalents on hand. We will require an aggregate of approximately $24.4 million to successfully consummate the Merger and pay for deferred fees from our initial public offering and our Merger-related fees and expenses, which amount includes the minimum of $20.0 million in Cash Consideration to be paid to the stockholders of IDE (and assumes we are not required to pay any Contingent Cash Consideration (as defined below)). As a result, only approximately $37.0 million of the approximately $61.2 million in our Trust Account will be available to us to purchase any tendered Common Shares. Therefore, in the event that more than 3,629,000 Common Shares are tendered, we will require additional financing as contemplated by the Financing Condition (as defined in the Offer to Purchase). If such number of shares are tendered and we do not obtain such financing, we would have to terminate or extend the Offer. See “The Offer — Source and Amount of Funds.” The Offer is not conditioned on any minimum number of Common Shares being tendered. The Offer is, however, subject to certain other conditions, including that no more than 5,520,000 Common Shares be validly tendered and not properly withdrawn and the satisfaction of the Merger Condition and the Financing Condition. See “The Offer — Purchase of Shares and Payment of Purchase Price” and “— Conditions of the Offer.”

The allocation of the Merger Consideration (as defined below) between Cash Consideration and Share Consideration may be adjusted in certain circumstances. In the event that the balance of the Trust Account at Closing (as defined in the Offer to Purchase) plus the net proceeds of any equity offering by EAC consummated before Closing (without duplication of any such proceeds in the Trust Account as of Closing) exceeds $50.0 million, the Cash Consideration will be equal to $20.0 million plus 50% of such excess (the “Contingent Cash Consideration”), with the Contingent Cash Consideration capped at $10.0 million, and the number of EAC Common Shares issued to IDE stockholders will be reduced by an amount equal to the Contingent Cash Consideration divided by $10. To the extent EAC has excess proceeds from the Trust Account and/or its New Financing, we currently intend to use the proceeds from the Trust Account and any financing primarily for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures. We may also use a portion of the proceeds to expand our current business through acquisitions or investments in other complementary strategic businesses, products or technologies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of IDE – Liquidity and Capital Resources” and “Business of IDE – Business Strategy – Pursue Consolidation and Expansion through Acquisitions.”

Are the Offer and the Merger conditioned on each other?

Yes. Pursuant to the Merger Agreement, it is a condition to the consummation of the Merger that the Offer is conducted in accordance with the terms of the Merger Agreement and that EAC will have accepted the Common Shares validly tendered and not properly withdrawn pursuant to the Offer and no more than 5,520,000 of the Common Shares be validly tendered and not properly withdrawn through the Offer, and the Offer is subject to the condition that the Merger Condition (as described below) is satisfied. If the Merger Condition is not satisfied upon a then scheduled Expiration Date, we will terminate or extend the Offer. In the event the Offer is terminated, we will promptly return any Common Shares, at our expense, that were delivered pursuant to the Offer and we will be unable to consummate the Merger in accordance with the terms of the Merger Agreement described in the Offer to Purchase. See “The Merger Agreement.”

What are the most significant conditions to the Offer?

Our obligation to purchase Common Shares validly tendered and not properly withdrawn at the Expiration Date is conditioned upon, among other things:

•

the Merger, in our reasonable judgment to be determined as of immediately prior to the Expiration Date, is capable of being consummated contemporaneously with the Offer, but in no event later than 5:00 p.m. on December 15, 2012. For a description of the conditions to the Merger, see “General — What are the most significant conditions to the Merger?” below. We refer to this condition, which is not waivable, as the “Merger Condition”;

•

no more than 5,520,000 Common Shares are validly tendered and not properly withdrawn prior to the Expiration Date. We refer to this condition, which is not waivable, as the “Maximum Tender Condition”; and

•

to the extent more than 3,629,000 Common Shares are tendered in the Offer, the receipt by EAC of proceeds from a new financing (the “New Financing”) in an amount sufficient to pay for any Common Shares in excess of 3,629,000 but less than 5,520,000 Common Shares. We refer to this condition, which is waivable by us, as the “Financing Condition.”

In addition, the Offer is also subject to a number of other conditions, such as there not being instituted or pending, at any time after the commencement of the Offer and before the Expiration Date, any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that directly or indirectly, challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain or prohibit the making of the Offer or the acquisition of some or all of the Common Shares pursuant to the Offer. The conditions to the Offer, including the Merger Condition, the Maximum Tender Condition and the Financing Condition, must be satisfied or waived prior to the Expiration Date. We refer to the conditions to the Offer, including the Merger Condition, the Maximum Tender Condition and the Financing Condition, as the “offer conditions.” See “The Offer — Conditions of the Offer.”

What are the most significant conditions to the Merger?

Pursuant to the Merger Agreement, the consummation of the Merger is conditioned upon, among other things, (i) the Maximum Tender Condition, (ii) termination of certain agreements with IDE affiliates; (iii) execution of amendments to certain leases; (iv) execution of a registration rights agreement; (v) assignment of certain intellectual property to EAC; (vi) execution of new employment agreements with certain officers of IDE; (vii) typical transaction closing conditions (e.g. representations and warranties are true and correct, covenants and agreements have been performed, the Related Agreements will have been executed and delivered, certificates, and other instruments have been executed and delivered, applicable antitrust and regulatory waiting periods have elapsed or applicable approvals have been obtained, third party consents have been obtained, no material adverse effect has occurred with respect to IDE, and no law or order is in effect prohibiting the Merger or the Offer). See “Risk Factors — Risks Related to the Transaction” and “The Merger Agreement — Conditions to Closing the Transaction.”

Will the RWI Transaction be conditioned on the Offer and the Merger?

Yes. On September 25, 2012, we entered into a non-binding letter of intent to acquire 100% of the stock of RWI. The consummation of the transaction with RWI currently under consideration (the “RWI Transaction”) will be conditioned on the consummation of the Offer and the Merger. We are currently in negotiations with respect to the RWI Transaction and have not entered into a definitive agreement. There can be no assurance as to the timing of successfully negotiating the RWI Transaction. No assurance can be given that EAC will be successful in acquiring RWI or that any acquired operations will be profitable or be successfully integrated into IDE’s existing business without substantial costs, delays or other problems. See “Business of IDE – Potential Acquisition of Rig Works, Inc.” for a discussion of the potential terms of the RWI Transaction, and the financial statements of RWI included in this Offer to Purchase. To the extent there are materials developments related to the RWI Transaction before the Offer expires, we will notify you of the change by issuing a press release related to those developments. See “The Offer – Extension of the Offer; Termination; Amendment.”

Will there be a single controlling stockholder of EAC following the completion of the Merger?

No. However, immediately following the Merger, the former IDE stockholders will collectively hold voting securities representing between approximately 33.7% of the voting power of EAC, in the event no Common Shares are tendered in the Offer, and approximately 61.8% of the voting power of EAC in the event 5,520,000 Common Shares are accepted in the Offer, in each case, assuming no Contingent Common Shares are issued and, in each case, no Warrants are exercised and no shares are issued as part of New Financing. In addition, the former IDE stockholders collectively may be entitled to Contingent Common Shares, to the extent it becomes issuable in accordance with the terms of the Merger Agreement, upon EAC’s achievement of certain stock price targets which, if fully achieved, when aggregated with the Share Consideration will represent between approximately 52.9% of the voting power of EAC, in the event no Common Shares are tendered in the Offer, and approximately 77.0% of the voting power of EAC, in the event where 5,520,000 Common Shares are accepted in the Offer, in each case, no Warrants are exercised. See “Beneficial Ownership of EAC Securities” for more detail on the beneficial ownership of EAC following the Merger, and “The Merger Agreement — Merger Consideration to be Delivered” for a further description of the Contingent Common Shares.

Why are we making the Offer?

Our business objective is to consummate the Merger with IDE, and in order to do so, a significant portion of the proceeds held in our Trust Account must be used to consummate the Merger. If more than 5,520,000 Common Shares are tendered pursuant to the Offer, we will extend or terminate the Offer. If we terminate the Offer, we will NOT: (i) purchase any Common Shares pursuant to the Offer or (ii) consummate the Merger in accordance with the terms of the Merger Agreement, and we will promptly return all Common Shares delivered pursuant to the Offer. Accordingly, our board of directors recommends that you not tender Common Shares pursuant to the Offer because each Common Share tendered in the Offer reduces the amount of funds available to us to consummate the Merger. The greater the number of Common Shares tendered pursuant to the Offer, the less likely it will be that we can consummate the Merger with IDE. We are making the Offer in connection with the Merger because the provisions of our Certificate of Incorporation, as disclosed in the prospectus related to our IPO, and the Merger Agreement require us to conduct the Offer for Common Shares to provide our stockholders an opportunity to redeem their Common Shares for a pro-rata portion of our Trust Account upon our consummation of our initial business transaction. We also represented that in connection with this redemption opportunity, we would provide our security holders with offering documents that contained substantially the same financial and other information about our proposed business transaction and redemption rights that would otherwise be required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies. Accordingly, we are making the Offer so that we may provide our security holders with appropriate disclosure regarding the business and finances of EAC, IDE and the post-transaction company so that our security holders can decide whether to hold their Common Shares, or ask that they be redeemed by us pursuant to the Offer if the offer conditions are satisfied.

Promptly following the scheduled Expiration Date, we will publicly announce whether the Merger Condition, Maximum Tender Condition, Financing Condition and other conditions to the Offer have been satisfied or waived and whether the Offer has been completed, extended or terminated. If such conditions are satisfied or waived, promptly after the Expiration Date and contemporaneous with the completion of the Merger, EAC will purchase and pay the Stock Purchase Price for each Common Share validly tendered and not properly withdrawn. Upon consummation of the Merger, Merger Sub will merge with and into IDE, with Merger Sub surviving as a wholly-owned subsidiary of EAC. The Merger would be completed without a meeting of EAC’s stockholders pursuant to our Certificate of Incorporation and the DGCL. See “The Transaction.”

How long do I have to tender my Common Shares?

You may tender your Common Shares pursuant to the Offer until the Offer expires on the Expiration Date. Consistent with a condition of the Offer, EAC may need to extend the Offer depending on the timing and process of the SEC’s staff review of the Offer to Purchase and related materials. The Offer will expire on Tuesday, November 27, 2012, at 12:00 Midnight, New York City time, unless we extend or terminate the Offer. See “The Offer — Number of Shares; Purchase Price; No Proration” and “— Extension of the Offer; Termination; Amendment.” If a broker, dealer, commercial bank, trust company or other nominee holds your Common Shares, it is likely the nominee has established an earlier deadline for you to act to instruct the nominee to accept the Offer on your behalf. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee to find out the nominee’s deadline. See “The Offer — Procedures for Tendering Shares.”

Can the Offer be extended, amended or terminated and, if so, under what circumstances?

We may extend or amend the Offer to the extent we determine such extension or amendment is necessary or is required by applicable law or regulation, subject to certain restrictions in the Merger Agreement. If we extend the Offer, we will delay the acceptance of any Common Shares that have been validly tendered and not properly withdrawn pursuant to the Offer. We can also terminate the Offer if any of the offer conditions listed in “The Offer — Conditions of the Offer” occur, or the occurrence thereof has not been waived. Unless our stockholders propose and approve an amendment to our Certificate of Incorporation to extend the date by which we must complete our initial business transaction, we will not extend or amend the Offer to provide for an expiration date after December 15, 2012. See “The Offer — Extension of the Offer; Termination; Amendment.”

How will I be notified if the Offer is extended, amended or terminated?

If the Offer is extended, we will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date. We will announce any amendment to or termination of the Offer by promptly making a public announcement of the amendment or termination. See “The Offer — Extension of the Offer; Termination; Amendment.”

How do I tender my Common Shares?

If you hold your Common Shares in your own name as a holder of record and decide to tender your Common Shares, you must deliver your Common Shares by mail or physical delivery and deliver a completed and signed Letter of Transmittal or an Agent’s Message (as defined in “The Offer — Procedures for Tendering Shares”) to Continental Stock Transfer & Trust Company (the “Depositary”) before 12:00 Midnight, New York City time, on Tuesday, November 27, 2012, or such later time and date to which we may extend the Offer.

If you hold your Common Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company or other nominee (i.e., in “street name”), you must contact your broker or other nominee if you wish to tender your Common Shares. See “The Offer — Procedures for Tendering Shares” and the instructions to the Letter of Transmittal.

If you are an institution participating in The Depository Trust Company, you must tender your Common Shares according to the procedure for book-entry transfer described in “The Offer — Procedures for Tendering Common Shares” of the Offer to Purchase.

You may contact Morrow & Co., LLC (the “Information Agent”) or your broker for assistance. The telephone numbers and e-mail address for the Information Agent are set forth on the back cover of the Offer to Purchase. See “The Offer — Procedures for Tendering Shares” and the instructions to the Letter of Transmittal.

Can I tender my units?

No. If you hold units, comprised of one Common Share and a Warrant and desire to tender the Common Shares included in such units, you must separate the Common Shares and Warrants that comprise the units prior to tendering your Common Shares pursuant to the Offer. You may instruct your broker to do so, or if you hold units registered in your own name, you should contact jkass@continentalstock.com at our Transfer Agent directly and instruct him to do so. While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Common Shares to be separated in a timely manner before the Offer expires you may not be able to validly tender your Common Shares prior to the expiration of the Offer. See “The Offer — Procedures for Tendering Shares.”

Can I tender my Warrants?

No. EAC is not offering to purchase its Warrants in the Offer. Furthermore, our Warrants are not exercisable until 30 days after the consummation of the Merger. As a result, Warrant holders will not be able to exercise Warrants to purchase Common Shares and then tender the Common Shares into the Offer.

Following the consummation of the Merger, EAC may consider the elimination of the then outstanding Warrants, whether by means of a tender offer or exchange offer. EAC may decide to consider such action at that time, based upon a variety of factors, including, but not limited to how many stockholders of EAC actually tender in the Offer, the growth plans of the combined company, capital market conditions, the price of EAC’s securities, and working capital needs. EAC is not required to consider or take any such action and may decide not to consider or to take such action.

Until what time can I withdraw previously tendered Common Shares?

You may withdraw your tendered Common Shares at any time prior 12:00 Midnight, New York City time, on Tuesday, November 27, 2012, or such later time and date to which we may extend the Offer. In addition, unless we have already accepted your tendered Common Shares for payment, you may withdraw your tendered Common Shares at any time after 12:00 Midnight, New York City time on Tuesday, November 27, 2012. See “The Offer — Withdrawal Rights.”

How do I properly withdraw Common Shares previously tendered?

You must deliver, on a timely basis, a written notice of your withdrawal to the Depositary at the address appearing on the back cover page of the Offer to Purchase. Your notice of withdrawal must specify your name, the number of Common Shares to be withdrawn and the name of the registered holder of such Common Shares. Certain additional requirements apply if the certificates for Common Shares, to be withdrawn have been delivered to the Depositary or if your Common Shares have been tendered under the procedure for book-entry transfer set forth in “The Offer — Procedures for Tendering Shares.” See “The Offer — Withdrawal Rights.”

Has EAC or its board of directors adopted a position on the Offer?

Our intention is to consummate the Merger with IDE. Our board of directors therefore unanimously recommends that you do not accept the Offer for your Common Shares. Our board of directors supports the Merger with IDE. If more than 5,520,000 Common Shares are tendered pursuant to the Offer, we will be unable to consummate the Merger with IDE. Our board of directors has declared the advisability of the Merger and approved the Merger Agreement and the transactions contemplated by the Merger Agreement. Furthermore, our board of directors has determined that the Merger is in the best interests of the stockholders of EAC and if consummated would constitute our initial business transaction pursuant to our Certificate of Incorporation. If you tender your Common Shares into the Offer, you will not be participating in the Merger because you will no longer hold such Common Shares in EAC, which will be the public holding company for the operations of IDE following the consummation of the Merger. Because we can only consummate the Merger if no more than 5,520,000 Common Shares are validly tendered and not properly withdrawn, each Common Share tendered may make it less likely that we can consummate the Merger. As discussed below, the members of our board of directors will directly benefit from the Merger and have interests in the Merger that may be different from, or in addition to, the interests of EAC security holders. See “The Transaction — Certain Benefits of EAC’s Officers and Directors and Others in the Transaction.” You must make your own decision as to whether to tender your Common Shares and, if so, how many Common Shares to tender. In doing so, you should read carefully the information in the Offer to Purchase and in the Letter of Transmittal.

What interests, including interests that are different from those of other EAC security holders, do EAC’s officers and directors and others have in the Merger?

EAC’s officers and directors have interests in the Merger that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:

•

If EAC is unable to consummate the Merger, the 1,597,500 Common Shares and 390,000 units (each consisting of one Common Share and one Warrant) held by the Sponsor and the 523,448 Common Shares held by our officers and directors will be worthless.

•

The Merger Agreement contemplates that EAC will exchange the 390,000 Placement Warrants held by the Sponsor for 39,000 Common Shares pursuant to the Placement Warrant Exchange Agreements following consummation of the Merger.

•	It is anticipated that two of EAC’s directors will continue to serve as directors of EAC following the Merger.

•

In the event of EAC’s liquidation upon its failure to consummate a business transaction, four of EAC’s officers, and directors, namely, Messrs. Menkes, Oster, Mills and Dion, may be liable to pay debts and obligations to vendors in the event such vendors have not waived claims brought against the Trust Account.

•

In the event of EAC’s liquidation upon its failure to consummate a business transaction without sufficient funds to pay costs associated with such liquidation, the Sponsor has agreed to advance EAC the funds necessary to pay such costs.

•	The underwriters of the IPO as well as advisors to EAC will be entitled to payment of fees in cash associated with the IPO and/or the Merger in the event the Merger occurs.

•	Mr. Dion will enter into an employment agreement with IDE upon the consummation of the Merger. See “Management of EAC Following the Transaction – Executive Compensation – Employment Agreements.”

See “The Transaction — Certain Benefits of EAC’s Officers and Directors and Others in the Transaction,” “Management of EAC Following the Transaction – Executive Compensation – Employment Agreements” and “Certain Relationships and Related Party Transactions.”

When and how will EAC pay for the Common Shares I tender that are accepted for purchase?

We will pay the Stock Purchase Price in cash, without interest, for the Common Shares we purchase promptly after the expiration of the Offer if the offer conditions are satisfied. We will pay for the Common Shares accepted for purchase by depositing the aggregate Stock Purchase Price with the Depositary promptly after the expiration of the Offer provided that the offer conditions are met. The Depositary will act as your agent and will transmit to you the payment for all of your Common Shares accepted for payment. See “The Offer — Purchase of Shares and Payment of Purchase Price.”

Will I have to pay brokerage fees and commissions if I tender my Common Shares?

If you are a holder of record of your Common Shares and you tender your Common Shares directly to the Depositary, you will not incur any brokerage fees or commissions. If you hold your Common Shares in street name through a broker, bank or other nominee and your broker tenders Common Shares on your behalf, your broker may charge you a fee for doing so. We urge you to consult your broker or nominee to determine whether any charges will apply. See “The Offer — Procedures for Tendering Shares.”

What are the U.S. federal income tax consequences if I tender my Common Shares?

The receipt of cash for your tendered Common Shares will generally be treated for U.S. federal income tax purposes either as (i) a sale or exchange eligible for capital gain or loss treatment or (ii) a corporate distribution. See “The Offer — U.S. Federal Income Tax Consequences.”

Will I have to pay stock transfer tax if I tender my Common Shares?

We will not pay any stock transfer taxes in connection with the Offer. If you instruct the Depositary in the Letter of Transmittal to make the payment for the Common Shares, to the registered holder, you may incur domestic stock transfer tax. See “The Offer — Purchase of Shares and Payment of Purchase Price.”

Who do I contact if I have questions about the Offer?

For additional information or assistance, you may contact the Information Agent at the telephone numbers and e-mail address set forth on the back cover of the Offer to Purchase. You may request additional copies of the Offer, the Letter of Transmittal and other Offer documents from the Information Agent at Morrow & Co., LLC; telephone (800) 607-0088 (banks and brokerage firms: (203) 658-9400).

If more than 5,520,000 Common Shares are validly tendered and not properly withdrawn will EAC purchase the Common Shares tendered on a pro rata basis?

No. There will be no proration in the event more than 5,520,000 Common Shares are validly tendered and not properly withdrawn in the Offer. The Offer contains a Maximum Tender Condition that no more than 5,520,000 Common Shares are validly tendered and not properly withdrawn prior to the Expiration Date. If more than 5,520,000 Common Shares are validly tendered and not properly withdrawn we will terminate or extend the Offer. If we terminate the Offer, we will NOT: (i) purchase any Common Shares pursuant to this or (ii) consummate the Merger in accordance with the terms of the Merger Agreement, and we will promptly return all Common Shares delivered pursuant to the Offer. See “The Offer — Number of Shares; Purchase Price; No Proration.”

What will be the purchase price for the Common Shares and what will be the form of payment?

The Stock Purchase Price for the Offer is $10.20 per share. All Common Shares we purchase will be purchased at the Stock Purchase Price. See “The Offer — Number of Shares; Purchase Price; No Proration.” If your Common Shares are purchased in the Offer, you will be paid the Stock Purchase Price, in cash, without interest, promptly after the Expiration Date (as defined in “The Offer — Number of Shares; Purchase Price; No Proration”). Our Certificate of Incorporation requires that we offer a price per Common Share equal to the amount in the Trust Account as of two business days prior to the date of the commencement of the tender offer plus interest accrued from and after such date until two business days prior to the consummation of the Merger, less franchise and income taxes payable and less any interest that EAC may withdraw in accordance with the terms of the Trust Agreement for working capital requirements, divided by the total number of Common Shares sold as part of the units in our IPO but in no event less than $10.20 per share. Under no circumstances will we pay interest on the Stock Purchase Price other than as required by our Certificate of Incorporation, including but not limited to, by reason of any delay in making payment. See “The Offer — Number of Shares; Purchase Price; No Proration” and “— Purchase of Shares and Payment of Purchase Price.

Will the Sponsor or EAC’s officers and directors tender their Common Shares in the Offer?

No. Our Sponsor owns 1,987,500 Common Shares, or 23.3% of total Common Shares outstanding. Our officers and directors own 523,448 Common Shares, or 6.1%, but are deemed to beneficially own 2,510,948, or 29.5%, due to the relationships of certain of our officers and directors with our Sponsor. Our Sponsor, officers and directors own an aggregate of 2,510,948 Common Shares, or 29.5%. Each of our Sponsor, officers and directors has agreed not to tender any of their Common Shares pursuant to the Offer. See “The Offer — Purpose of the Offer; Certain Effects of the Offer.”

How will the Offer and issuance of the Share Consideration affect the number of Common Shares outstanding, the ownership of such shares, and the number of holders of EAC Common Shares?

The following table reflects the impact of various outcomes of the Offer and amounts of Share Consideration on the ownership of the Common Shares.

	Pre-Merger (1)	Post-Merger (2)
		No Contingent Common Shares Issued			All 5,250,000 Contingent Common Shares Issued
		Assuming No Shares Redeemed (3)	Assuming 3,000,000 Shares Redeemed	Assuming 5,520,000 Shares Redeemed (4)	Assuming No Shares Redeemed (3)	Assuming 3,000,000 Shares Redeemed	Assuming 5,520,000 Shares Redeemed (4)
Total EAC Common Shares Outstanding	8,520,000	12,908,400	10,470,135	7,950,135	18,158,400	15,720,135	13,200,135
Common Shares Held by Former IDE Stockholders	—	4,349,400	4,911,135	4,911,135	9,599,400	10,161,135	10,161,135
As Percentage of Total Outstanding Common Shares	—	33.7%	46.9%	61.8%	52.9%	64.6%	77.0%
Common Shares Held by All Current Stockholders of EAC	8,520,000	8,559,000	5,559,000	3,039,000	8,559,000	5,559,000	3,039,000
As Percentage of Total Outstanding Common Shares	100.0%	66.3%	53.1%	38.2%	47.1%	35.4%	23.0%
Common Shares Held by EAC’s Sponsor and Current Officers and Directors	2,510,948	2,549,948	2,549,948	2,549,948	2,549,948	2,549,948	2,549,948
As Percentage of Total Outstanding Common Shares	29.5%	19.8%	24.4%	32.1%	14.0%	16.2%	19.3%

(1)	Pre-Merger shares include 6,000,000 Common Shares issued in the IPO and exclude 6,000,000 Warrants to acquire 6,000,000 Common Shares at an exercise price of $11.50 per share that will become exercisable 30 days after the consummation of the Merger.
(2)	Post-Merger shares include 39,000 Placement Warrant Exchange Shares and exclude 6,000,000 Warrants.
(3)	Share Consideration issued to the former IDE stockholders is net of an adjustment for a Contingent Cash Consideration of approximately $5.6 million as a result of a Trust Account Excess of approximately $11.2 million assuming no Common Shares are tendered in the Offer.
(4)	Assumes that the Financing Condition is satisfied.

To the extent any of our stockholders validly tender their Common Shares (without subsequently properly withdrawing such tendered Common Shares) and that tender is accepted, the number of our holders would be reduced. See “The Offer — Purpose of the Offer; Certain Effects of the Offer.”

What will happen if I do not tender my Common Shares?

Stockholders who choose not to tender their Common Shares will retain their Common Shares and have a greater percentage of ownership in our outstanding Common Shares following the completion of the Offer to the extent Common Shares are tendered and purchased pursuant to the Offer and the Merger is consummated. However, such Common Shares will be subject to dilution by the Common Shares issued as consideration in the Merger. See “The Offer — Purpose of the Offer; Certain Effects of the Offer” and “Beneficial Ownership of EAC Securities — Voting Interests of Existing EAC Stockholders Following the Transaction.”

If I object to the price being offered for my Common Shares, will I have appraisal rights?

No appraisal rights will be available to you in connection with the Offer or the Merger. If the Merger is consummated, we will purchase all Common Shares validly tendered and not properly withdrawn. See “Appraisal Rights.”

What is the recent market price for the Common Shares?

On November 20, 2012, the last reported sale price on the OTC Bulletin Board was $10.13 per Common Share. You are urged to obtain current market quotations for the Common Shares before deciding whether to tender your Common Shares. See “Price Range of Securities and Dividends.”

Will the Common Shares be listed on a Stock Exchange following the Merger?

Our Common Shares are currently quoted on the OTC Bulletin Board. Although we plan to apply to have our Common Shares, units and Warrants listed on a national securities exchange following consummation of the Merger, there can be no assurance as to the timing or our ability to meet the qualification standards. See “Risk Factors — Risks Related to the Offer” and “— Risks Related to EAC”.

FORWARD-LOOKING STATEMENTS

Some of the statements in the Offer to Purchase, constitute “forward-looking statements.” When used in the Offer to Purchase, the words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “predict”, “potential” and “should”, as they relate to us are intended to identify these forward-looking statements. All statements by us regarding our expected or projected future financial position and operating results, our business strategy, our financing plans and expected capital requirements, forecasted trends relating to IDE’s products or the markets in which IDE operates and similar matters are forward-looking statements.

Forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors (many of which are beyond our control), set forth in this section and elsewhere in the Offer to Purchase, that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Our future results may differ materially from those expressed in these forward-looking statements. These risks, uncertainties and other important factors include, but are not limited to:

•	the failure by holders of Common Shares to understand the tender offer;

•	our ability to satisfy the offer conditions, consummate the Merger and integrate EAC and IDE operations;

•

EAC’s public stockholders will not be afforded an opportunity to vote on the Merger and the only opportunity to make an investment decision regarding the Merger is limited to you tendering your Common Shares in the Offer, and are generally afforded limited protections as investors in a blank check company;

•	if a business transaction is not consummated by December 15, 2012, we will be forced to redeem our public stockholders and liquidate;

•

IDE’s limited operating history and its ability to generate consistent cash flows, maintain existing customers to timely deliver its backlog, manage anticipated future growth, continue to develop new products and services, integrate future acquisitions and joint ventures;

•	IDE’s failure to comply with restrictive covenants under their existing and future credit facilities;

•	changes in the regulatory, political or economic environment in which EAC or IDE operate;

•	IDE may be required to recognize a charge against current earnings because of percentage-of-completion accounting;

•	the risk and impact of litigation and potential damages;

•	the increased burdens of being a public company, including complying with the Sarbanes-Oxley Act;

•	trends in the oil and gas industry, including changes in oil and natural gas prices, consolidation in the oil and gas industry;

•	ability to retain and compete for the services of management and highly-trained technical or trade personnel;

•	intense competition and availability and cost of materials, equipment and supplies;

•	EAC stockholders may receive less than their pro rata share of the Trust Account upon redemption due to claims of creditors;

•	the lack of stockholder rights or interests in funds from the Trust Account;

•	we do not have an audit committee or a compensation committee;

•	the increased costs and restrictions on our activities, if we are deemed to be an investment company;

•	our stockholders may be held liable for claims by third parties against us to the extent they received distributions from us for the redemption of their shares;

•	warrant holders may not be able to exercise their warrants and they could therefore expire worthless;

•	the resources spent in evaluating the Merger could materially adversely affect the amount of proceeds available in the trust account;

•	the ability of our key personnel, including our officers and directors to complete the Merger;

•	the amount of time our officers and directors spend on our affairs;

•	our Sponsor, officers and directors, who may have interests that are different or adverse to yours, hold a significant percentage of EAC’s voting power and may influence future stockholder votes;

•

the time period to complete a business transaction may give potential target businesses leverage over us in negotiating a business transaction, limit our ability to evaluate management and targets and motivate our officers and directors to approve a business transaction that is not in the best interests of stockholders;

•	lack of an active, liquid market for our securities may not develop, which may impact our stock price;

•	our ability to amend our Certificate of Incorporation or governing instrument in order to effectuate the Merger with only 65% of stockholder approval;

•	that we may issue notes or other debt securities, or otherwise incur substantial debt, to complete the Merger;

•	the dilutive impact of and our registration under our outstanding securities and securities to be issued in connection with the merger;

•	the effect of anti-takeover provisions in our charter documents and Delaware law;

•	no annual meeting of stockholders will be held until after the consummation of a business transaction; and

•	the concentration of ownership after the Merger may delay or prevent a change in control.

You should carefully consider these risks, in addition to the risks factors set forth in the section titled “Risk Factors” and other information in the Offer to Purchase and in our other filings with the Securities and Exchange Commission (the “SEC”), including our Registration Statement on Form S-1, as amended (File No. 333-172629), and our Annual Report on Form 10-K for the fiscal year ended December 31, 2011. The documents we file with the SEC, including the reports referred to above, also discuss some of the risks that could cause our actual results to differ from those contained or implied in the forward-looking statements. See “Where You Can Find More Information.”

RISK FACTORS

You should carefully consider the following risk factors in addition to the other information included in the Offer to Purchase, including matters addressed in the section entitled “Forward-Looking Statements” before you decide whether to tender Common Shares in the Offer. As EAC’s operations will be those of IDE upon completion of the Merger, a number of the following risk factors relate to the business and operations of IDE, as the successor to such business.

The following discussion should be read in conjunction with the financial statements and notes to the financial statements included herein, as well as our Registration Statement on Form S-1(File No. 333-172629) and Annual Report on Form 10-K.

Risks Related To The Offer

Holders of our Common Shares may confuse the Offer with a typical tender offer and fail to understand that they should NOT tender their Common Shares if they support our proposed Merger with IDE. To the extent more than 5,520,000 Common Shares are validly tendered to us and not properly withdrawn, we will be unable to consummate the Merger.

Our tender offer is designed to afford holders of shares sold in our IPO with the opportunity to redeem their shares in accordance with our Certificate of Incorporation if they do not approve of our proposed business transaction. However, there is a risk that holders of Common Shares will tender their Common Shares despite the fact that they support the Merger. Unlike a typical third party or issuer tender offer in which the offeror desires that security holders tender securities that are the subject of the tender offer, EAC does not want its stockholders to tender their Common Shares in the Offer and its board of directors recommends that stockholders not tender Common Shares pursuant to the Offer. Holders of EAC Common Shares should initially review and understand the terms of the proposed Merger with IDE. If stockholders approve of the proposed Merger and desire to retain their Common Shares, the stockholders should not tender any of their Common Shares. Only if a stockholder disapproves of our proposed Merger should they tender their Common Shares for redemption for a portion of the funds held in the Trust Account. It is a condition of the Offer that no more than 5,520,000 Common Shares are validly tendered and not properly withdrawn. To the extent that the value of Common Shares validly tendered and not properly withdrawn exceeds this amount, we will be required to extend or terminate the Offer. If we terminate the Offer, we will be unable to consummate the Merger and may be required to liquidate if we cannot consummate a business transaction prior to December 15, 2012.

There is no guarantee that your decision whether or not to tender your Common Shares will put you in a better future economic position.

We can give no assurance as to the price at which a stockholder may be able to sell its Common Shares in the future following the completion of the Offer. If you choose to tender your Common Shares in the Offer, certain future events may cause an increase in our stock price and may result in a lower value realized now than you might realize in the future had you not agreed to tender your Common Shares. Similarly, if you do not tender your Common Shares, you will continue to bear the risk of ownership of your Common Shares after the Closing, and there can be no assurance that you can sell your Common Shares in the future at a higher price than the Stock Purchase Price. You should consult your own individual tax and/or financial advisor for assistance on how this may affect your individual situation.

If certain conditions are not met, EAC may terminate the Offer.

Upon the consummation of the Merger, we plan to use the cash available from the funds held in the Trust Account to purchase the Common Shares validly tendered and not properly withdrawn pursuant to the Offer. Accordingly, if the conditions to the Offer are not satisfied, including the Merger Condition, Maximum Tender Condition, and Financing Condition, we will not be able to access the funds held in the Trust Account and thus will terminate or extend the Offer. See “The Tender Offer — Conditions of the Offer.”

The Offer presents potential risks and disadvantages to us and our continuing stockholders.

The Offer exposes us to a number of risks including:

•

the use of a substantial portion of the cash in our Trust Account, which may adversely affect our ability to consummate the Merger, and reduce the funds available as working capital for the IDE business, available for significant cash acquisitions in the future or available for other business opportunities that could create significant value for our stockholders;

•	the risk that we would not be able to replenish our cash reserves by raising debt or equity financing in the future on terms acceptable to us, or at all; and

•

the risk that the Offer may reduce our “public float,” which is the number of shares owned by non-affiliate stockholders and available for trading in the securities markets, and the number of our stockholders, which may reduce the volume of trading in our Common Shares and may result in lower stock prices and reduced liquidity in the trading of our Common Shares following completion of the Offer and limit our ability to meet the listing standards of a national securities exchange.

Risks Related to IDE’s Business and Industry

IDE has a limited operating history and, therefore, it may be difficult for you to evaluate IDE’s business.

IDE’s operating history is limited, so it may be difficult for you to evaluate IDE’s business in making a decision on whether to tender your Common Shares. IDE did not commence operations in certain of its current lines of business until December 2008 when it acquired IEC Electrical Systems, which operates as its IEC division, and Advanced Rig Services, LLC (“ARS”). Accordingly, IDE is still in the early stages of its development, which makes the evaluation of IDE’s business operations and prospects difficult. IDE is subject to the risks and difficulties frequently encountered by early stage companies. These risks and difficulties, as they apply to IDE in particular, include:

•	potential fluctuations in operating results and uncertain growth rates;

•	limited history of IDE selling fully integrated rig products;

•	limited history of IDE servicing the offshore drilling rig market;

•	concentration of IDE’s revenues in a limited number of predominantly international markets;

•	availability of candidate rigs that require refurbishment;

•	IDE’s dependence on the oil and gas industry for all of its revenue;

•	IDE’s ability to generate profits consistently from the delivery of its products and services;

•	IDE’s need to manage rapidly expanding operations; and

•	IDE’s need to attract, train and retain qualified personnel.

IDE’s international business exposes it to instability and changes in economic and political conditions and other risks inherent to international business, which could have a material adverse effect on its operations or financial condition.

IDE has significant international business, with approximately 53%, 45% and 40% of IDE’s revenues classified as outside the United States in each of 2009, 2010 and 2011, respectively, based on the location to which IDE’s products are shipped or IDE has been informed will be shipped or at which IDE’s services are performed. IDE markets its products and services in all of the significant oil and gas producing areas in the world and is, therefore, subject to the risks customarily attendant to international operations and investments in foreign countries. Risks associated with IDE’s international operations include:

•	volatility in general economic, social and political conditions;

•	terrorist acts, war and civil disturbances;

•	expropriation or nationalization of assets;

•	renegotiation or nullification of existing contracts;

•	foreign taxation, including changes in law or interpretation of existing law;

•	assaults on property or personnel;

•	restrictive action by local governments;

•	foreign and domestic monetary policies;

•	limitations on repatriation of earnings;

•	travel limitations or operational problems caused by public health threats; and

•	changes in currency exchange rates.

Any of these risks could have an adverse effect on the demand for IDE’s products and services in some locations. To date, IDE has not experienced any significant problems in foreign countries arising from local government actions or political instability, but there is no assurance that such problems will not arise in the future. Interruption of IDE’s international operations could have a material adverse effect on IDE’s overall operations.

IDE does business in international jurisdictions whose regulatory environments and compliance regimes differ from those in the United States. IDE’s business may suffer because its efforts to comply with United States laws and regulations could restrict its ability to do business in international jurisdictions, relative to IDE’s competitors who are not subject to United States laws and regulations.

IDE’s international business operations include projects in countries where governmental corruption has been known to exist and where IDE’s competitors who are not subject to United States laws and regulations, such as the U.S. Foreign Corrupt Practices Act, can gain competitive advantages over IDE by securing business awards, licenses or other preferential treatment in those jurisdictions using methods that United States law and regulations prohibit IDE from using. For example, IDE’s non-U.S. competitors may not be subject to the anti-bribery restrictions of the U.S. Foreign Corrupt Practices Act, which make it illegal to give anything of value to foreign officials or employees or agents of nationally owned oil companies in order to obtain or retain any business or other advantage. IDE may be subject to competitive disadvantages to the extent that IDE’s competitors are able to secure business, licenses or other preferential treatment by making payments to government officials and others in positions of influence.

While IDE and its subsidiaries are committed to conducting business in a legal and ethical manner, there is a risk of violating the U.S. Foreign Corrupt Practices Act or other applicable anti-corruption regulations that generally prohibit the making of improper payments to foreign officials for the purpose of obtaining or retaining business. Violations of these laws could result in monetary penalties against IDE or its subsidiaries and could damage IDE’s reputation and, therefore, its ability to do business.

IDE’s inability to deliver its backlog on time could affect its future sales and profitability and its relationships with its customers.

IDE currently has a significant amount of backlog. The ability to meet customer delivery schedules for this backlog is dependent on a number of factors including, but not limited to:

•	access to the raw materials required for production;

•	an adequately trained and capable workforce;

•	project engineering expertise for certain large projects;

•	sufficient manufacturing plant capacity; and

•	appropriate planning and scheduling of manufacturing and personnel resources.

IDE’s failure to deliver in accordance with customer expectations may result in damage to existing customer relationships and result in the loss of future business. Failure to deliver backlog in accordance with expectations could negatively impact its financial performance. In addition, the cancellation by IDE’s customers of existing backlog orders, as a result of an economic downturn or otherwise, could adversely affect IDE’s business.

If IDE is not able to manage its anticipated future growth successfully, IDE may not be able to maintain or increase its revenues and profitability, and IDE’s business reputation could be materially adversely affected.

Managing its growth may be one of IDE’s greatest challenges. Between 2009 and 2011, IDE’s annual revenue increased from $66.8 million to $163.6 million.

Past and future growth will continue to place significant demands on IDE’s management, financial and accounting systems, information technology systems, real estate and other components of IDE’s infrastructure. To meet IDE’s growth and related demands, IDE continues to invest in enhanced or new systems, including enhancements to its accounting, billing and information technology systems. IDE may acquire or lease additional real estate to increase the number of rigs pads it has available. In addition, IDE may also need to hire additional personnel, particularly in IDE’s sales, marketing, professional services, finance, administrative and information technology groups. IDE’s success will depend in part upon the activities of IDE’s current management team to effectively manage this growth and transition to being part of a publicly traded company. IDE’s management will be required to devote considerable time to this process, which will reduce the time its management will have to implement its business and expansion plans.

If IDE does not correctly anticipate its needs as it grows, if IDE fails to successfully implement its enhanced or new systems and other infrastructure improvements effectively and timely or if IDE encounters delays or unexpected costs in hiring, integrating, training and guiding its new employees, IDE may be unable to maintain or increase its revenues and profitability and its business reputation could be materially adversely affected. Furthermore, if IDE is unable to effectively manage its growth, IDE’s expenses may increase more than expected, its revenues could decline or grow more slowly than expected and IDE may be unable to implement its business strategy.

If IDE does not develop and commercialize new competitive products and expand IDE’s service offerings, IDE’s revenues may decline.

To remain competitive in the market for oil field products and services, IDE must continue to develop and commercialize new products and expand IDE’s service offerings. If IDE is not able to develop commercially competitive products in a timely manner or expand its service offerings in response to industry demands, IDE’s business and revenues will be adversely affected. IDE’s future ability to develop new products and expand services depends on its ability to:

•	design and commercially produce products that meet the needs of its customers;

•	incorporate and implement services that meet the needs of its customers;

•	expand into new facilities and expand existing infrastructure;

•	successfully market new products and services; and

•	protect its proprietary designs from its competitors.

IDE may encounter resource constraints or technical or other difficulties that could delay introduction of new products and services. IDE’s competitors may introduce new products and services before IDE does and achieve a competitive advantage. Additionally, the time and expense invested in product development may not result in commercial products or provide revenues. Moreover, IDE may experience operating losses after new products are introduced and commercialized because of high start-up costs, unexpected manufacturing costs or problems, lack of demand, or increased costs, including materials, labor and overhead.

IDE plans to pursue acquisitions and joint ventures that by their nature present risks and that may not be successful.

Acquisition Strategy. IDE’s growth strategy includes the acquisition of, and formation of joint ventures with, additional manufacturers of drilling rigs, oilfield products and providers of services to the oil and gas industry, both domestically and internationally. IDE is currently considering a number of strategic transactions, including the RWI Transaction. IDE’s ability to accomplish its acquisition strategy will depend upon a number of factors, including, among others, its ability to:

•	identify acceptable acquisition and joint venture candidates;

•	consummate the acquisition of or joint venture with such businesses on terms that IDE finds acceptable;

•	retain, hire and train professional management and sales personnel at each such business; and

•	promptly and profitably integrate the acquired business operations into IDE’s then-existing business.

No assurance can be given that IDE will be successful with respect to such factors or that any acquired operations will be profitable or be successfully integrated into IDE’s then-existing business without substantial costs, delays or other problems. In addition, to the extent that consolidation becomes more prevalent in the oilfield products and services industry, the prices for attractive acquisition candidates may increase. In any event, there can be no assurance that businesses acquired in the future will achieve sales and profitability levels that justify the investments IDE makes therein. Acquisitions also could result in the accumulation of substantial goodwill and intangible assets, which may result in substantial impairment charges that could reduce IDE’s reported earnings.

Capital Requirements of Acquisitions. Acquiring additional businesses in the oil and gas products and services industries will require additional capital and may have a significant impact on IDE’s financial position. If the Merger is completed, EAC may finance future acquisitions by using Common Shares for all or a portion of the consideration to be paid. In the event EAC Common Shares do not maintain sufficient value, or potential acquisition candidates are unwilling to accept EAC Common Shares as consideration for the sale of their businesses, IDE may be required to utilize more of its cash resources, if available, in order to continue its acquisition program. If IDE does not have sufficient cash resources, IDE’s growth could be limited unless it is able to obtain capital through the issuance of additional debt or the issuance of one or more series or classes of its equity securities, which could have a dilutive effect on its then-outstanding capital stock. There can be no assurance that IDE will be able to obtain such an arrangement on terms it finds acceptable or sufficient for its needs, if at all, should it determine to do so. In order to consummate the RWI Transaction, IDE may need to obtain debt or equity financing to consummate the transaction. EAC may also seek debt, equity or seller financing in order to pursue other strategic transactions under consideration.

Environmental Risks Associated with Acquisitions. Although IDE intends to perform a detailed investigation of each business that IDE acquires, there may nevertheless be liabilities that IDE fails or is unable to discover, including liabilities arising from non-compliance with environmental laws by prior owners, and for which IDE, as a successor owner, may be responsible. IDE will seek to minimize the impact of these liabilities by obtaining indemnities and warranties from the seller that may be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities due to their limited scope, amount or duration, the financial limitations of the indemnitor or warrantor, or other reasons.

IDE’s failure to comply with restrictive covenants under their credit facilities could trigger prepayment obligations.

At September 30, 2012, IDE was in compliance under its revolving credit facility and term loan with PNC Bank, National Association (“PNC”). In the future, IDE may seek to amend existing or enter into new credit facilities. IDE’s or its subsidiaries’ failure to comply with the restrictive covenants under its existing or future credit facilities in the future could result in an event of default under such facilities, which, if not cured or waived, would give the lender the right to declare the debt due and payable. If this occurs and IDE or its subsidiaries are forced to refinance their borrowings, IDE’s results of operations and financial condition could be adversely affected by increased debt, costs and interest rates.

IDE may lose money on fixed-price contracts.

A significant portion of IDE’s business consists of designing, manufacturing, selling and installing equipment for major projects pursuant to competitive bids, and is performed on a fixed-price basis. Under these contracts, IDE is typically responsible for all cost overruns, other than the amount of any cost overruns resulting from requested changes in order specifications. IDE’s actual costs and any gross profit realized on these fixed- price contracts will often vary from the estimated amounts on which these contracts were originally based. This may occur for various reasons, including:

•	errors in estimates or bidding;

•	design changes that are not reimbursable by the customer;

•	changes in availability and cost of labor and materials; and

•	variations in productivity from IDE’s original estimates.

These variations and the risks inherent in IDE’s projects may result in reduced profitability or losses on projects. Depending on the size of a project, variations from estimated contract performance could have a material adverse impact on IDE’s operating results.

IDE may experience fluctuations in its quarterly operating results.

IDE’s quarterly operating results may fluctuate significantly in the future. Significant annual and quarterly fluctuations in IDE’s results of operations may be caused by, among other factors:

•	the timing of IDE’s announcements for the distribution of new products, and any such announcements by IDE’s competitors;

•	the acceptance of the products IDE manufactures and sells in the oil and gas equipment and services marketplace; and

•	general economic conditions.

There can be no assurance that the level of revenues and profits, if any, achieved by IDE in any particular fiscal period will not be significantly lower than in other, including comparable, fiscal periods. IDE believes quarter-to-quarter comparisons of its revenues and operating results are not necessarily meaningful and should not be relied on as indicators of future performance. Operating expenses are based on management’s expectations of future revenues and are relatively fixed in the short term. IDE plans to increase operating expenses to:

•	expand its product line;

•	expand its sales and marketing operations;

•	increase its services and support capabilities; and

•	improve its operational and financial systems.

If IDE’s revenues do not increase along with these expenses, IDE’s business could be seriously harmed and net profits, if any, in a given quarter may be smaller than expected. This could cause a reduction in the price of our Common Shares following the Merger.

IDE derives a significant portion of its revenues from a small number of customers and a loss of any of its major customers may cause significant declines in IDE’s revenues.

IDE derives a significant portion of its revenues from a small number of customers, and IDE may be unable to maintain and expand IDE’s current customer relationships. During 2011, IDE’s four largest customers by revenue represented approximately 68% of IDE’s total revenues, while IDE’s largest customer represented approximately 22% of its total revenues. While IDE expects to expand its client base in the future, in the near term IDE expects it will continue to depend on a relatively small number of customers for a significant portion of its sales volume and revenues. If IDE loses any of its major customers for any reason, including, for example, if IDE’s reputation declines, a customer materially reduces its orders from them, IDE’s relationship with one or more of its major customers deteriorates, or a major customer becomes insolvent or otherwise unable to pay for IDE’s products, IDE’s business and results of operations may be materially and adversely affected.

IDE’s ability to finance its business activities will require it to generate substantial cash flow.

IDE’s business activities require substantial capital. IDE intends to finance its operations and growth in the future through cash flows from operations (including customer deposits), cash on the balance sheet, proceeds from warrant exercises, the incurrence of additional indebtedness and/or the issuance of additional equity securities. IDE cannot be sure that its business will continue to generate cash flow at or about current levels.

If IDE is unable to generate sufficient cash to fund its business and service its debt, IDE may have to obtain additional financing through the issuance of debt and/or equity. IDE cannot be sure that any additional financing will be available to it on acceptable terms. Issuing equity securities to satisfy IDE’s financing requirements could cause substantial dilution to IDE’s stockholders or, if the Merger is consummated, EAC’s stockholders.

If IDE’s revenues were to decrease due to lower demand for its products and services as a result of lower oil and nature gas prices or for other reasons, and if IDE could not obtain capital through its revolving credit facility or otherwise, IDE’s ability to operate and grow its business could be materially adversely affected.

IDE may be required to recognize a charge against current earnings because of percentage-of-completion accounting.

Revenues and profits on long-term project contracts are recognized on a percentage-of-completion method based on the ratio of costs incurred to the total estimated costs. Accordingly, purchase order price and cost estimates are reviewed periodically as the work progresses, and adjustments proportionate to the percentage complete are reflected in the period when such estimates are revised. To the extent that these adjustments result in a reduction or elimination of previously reported profits, IDE would have to recognize a charge against current earnings, which could be significant depending on the size of the project or the adjustment.

IDE’s businesses and IDE’s customers’ businesses are subject to environmental laws and regulations that may increase IDE’s costs, limit the demand for IDE’s products and services or restrict IDE’s operations.

IDE’s operations and the operations of IDE’s customers are also subject to federal, state and local and foreign laws and regulations relating to the protection of the environment. These environmental laws and regulations affect the products and services IDE designs, markets and sells, as well as the facilities where IDE manufactures its products. In addition, environmental laws and regulations could limit IDE’s customers’ exploration and production activities. IDE is required to invest financial and managerial resources to comply with environmental laws and regulations and anticipates that it will continue to be required to do so in the future. These laws and regulations change frequently, which makes it impossible for IDE to predict its cost or impact on its future operations. The modification of existing laws or regulations or the adoption of new laws or regulations imposing more stringent environmental restrictions could adversely affect IDE’s operations.

These laws may provide for “strict liability” for damages to natural resources or threats to public health and safety, rendering a party liable for environmental damage without regard to negligence or fault on the part of such party. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties, and criminal prosecution. Some environmental laws and regulations provide for joint and several strict liability for remediation of spills and releases of hazardous substances. In addition, IDE may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources. These laws and regulations also may expose IDE to liability for the conduct of or conditions caused by others, or for IDE’s acts that were in compliance with all applicable laws and regulations at the time such acts were performed. Any of these laws and regulations could result in claims, fines or expenditures that could be material to IDE’s earnings, financial condition or cash flow.

Uninsured or underinsured claims or litigation or an increase in IDE’s insurance premiums could adversely impact IDE’s results.

IDE maintains insurance to cover potential claims and losses, including claims for personal injury or death resulting from the use of IDE’s products. IDE carries comprehensive insurance, including business interruption insurance, subject to deductibles, at levels IDE believes are sufficient to cover existing and future claims. It is possible an unexpected judgment could be rendered against IDE in cases in which IDE could be uninsured or underinsured and beyond the amounts IDE currently has reserved or anticipate incurring. Significant increases in the cost of insurance and more restrictive coverage may have an adverse impact on IDE’s results of operations. In addition, IDE may not be able to maintain adequate insurance coverage at rates IDE believes are reasonable.

IDE could be subject to substantial liability claims that could harm its financial condition.

IDE’s operations involve hazardous activities that involve an extraordinarily high degree of risk. Hazardous operations are subject to accidents resulting in personal injury and the loss of life or property, environmental mishaps and mechanical failures, and litigation arising from such events may result in IDE being named a defendant in lawsuits asserting large claims. IDE may be held liable in certain circumstances, including if IDE fails to exercise reasonable care in connection with its activities, and IDE may also be liable for injuries to agents, employees and contractors who are acting within the course and scope of their duties. IDE currently maintains liability insurance coverage with aggregate policy limits that IDE believes to be adequate for its operations. However:

•	IDE may not be able to continue to obtain insurance on commercially reasonable terms;

•	IDE may be faced with types of liabilities that will not be covered by IDE’s insurance, such as damages from environmental contamination; and

•	the dollar amount of any liabilities may exceed IDE’s policy limits.

A successful claim for which IDE is not fully insured could have a material adverse effect on IDE. No assurance can be given that IDE will not be subject to future claims in excess of the amount of insurance coverage that IDE deems appropriate to maintain.

IDE may be faced with product liability claims.

Most of IDE’s products are used in hazardous drilling and production applications in which an accident or a failure of a product can cause personal injury, loss of life, damage to property, equipment or the environment or suspension of operations. Despite IDE’s quality assurance measures, defects may occur in IDE’s products. Any defects could give rise to liability for damages, including consequential damages, and could impair the market’s acceptance of IDE’s products. IDE generally attempts to contractually disclaim responsibility for consequential damages, but IDE’s disclaimers may not be effective. IDE carries product liability insurance as a part of IDE’s commercial general liability coverage of $2 million per occurrence with a $5 million general aggregate annual limit. Additional coverage may also be available under IDE’s umbrella policy. IDE’s insurance may not adequately cover IDE’s costs arising from defects in IDE’s products or otherwise.

The loss of the services or one or more of IDE’s executive officers or key employees could harm IDE’s business. IDE is a small and rapidly- growing company that relies upon a few key employees to ensure its business operates efficiently.

IDE’s success will be dependent to a significant degree upon the business expertise and continued contributions of IDE’s senior management team, including in particular the efforts of Stephen Cope, IDE’s Chairman and Chief Executive Officer and Richard Dodson, President and Chief Operating Officer. Because IDE is a small and rapidly growing company, IDE believes the loss of key personnel would be more disruptive to it than it would be to a large, multinational manufacturer. While IDE currently has employment agreements with its senior executives, many of its employees could with little or no prior notice, voluntarily terminate their employment with IDE at any time. IDE does not maintain key person life insurance on the life of any of its employees. The loss of the services of Mr. Cope, Mr. Dodson or any of IDE’s other senior officers, or an inability to attract and retain other qualified personnel, may adversely affect IDE’s business and prospects.

In addition, IDE’s senior management team may not be able to successfully manage IDE’s business as it grows larger. If they are unable to handle these increased responsibilities and IDE is unable to identify, hire and integrate new personnel, IDE’s business, results of operations and financial condition would suffer. Even if IDE is able to identify new personnel, the integration of new personnel into IDE’s business will inevitably occur over an extended period of time. During that time, the lack of sufficient senior management personnel would cause IDE’s results of operations to suffer.

Being a public company could place a strain on IDE’s management.

The requirements associated with being part of a public company could place a strain on IDE’s senior management team. IDE may hire additional persons to assist with investor relations, or outsource this function, either of which will increase EAC’s costs. Further, management’s attention may be diverted from other business concerns, which could adversely affect EAC’s business. IDE will need to make changes to IDE’s corporate governance, disclosure controls and financial reporting and accounting systems to meet its reporting obligations. However, the measures IDE takes may not be sufficient to satisfy EAC’s obligations as a public company. Any failure to provide reliable financial reports or prevent fraud would harm EAC’s business and operating results and cause EAC to fail to meet EAC’s reporting obligations which would cause EAC’s stock price to suffer.

Demand for IDE’s products and services depends on oil and natural gas industry activity and expenditure levels that are directly affected by trends in oil and natural gas prices.

Demand for IDE’s products and services is particularly sensitive to the level of exploration, development and production activity of, and the corresponding capital spending by, oil and natural gas companies, including national oil companies. Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of, and demand for, oil and natural gas, market uncertainty and speculation, and a variety of other factors that are beyond IDE’s control. The equity, credit and commodity markets have seen significant volatility since late 2008 and early 2009. Oil and natural gas prices rose to record levels in 2008 and then began to decline in late 2008 in conjunction with the widespread economic recession. While the price of oil rebounded somewhat in 2009 and continued to rise throughout 2010 and 2011, the price of natural gas has remained depressed since 2009 largely due to discoveries of vast new natural gas resources in the U.S. During 2011, oil prices generally remained high due to increased demand, generally flattening international supply and geopolitical tensions. Gas prices have begun trending upwards in the latter half of 2012 and prices are currently above $3.00 per mmbtu. The price of oil and gas may continue to fluctuate in the near- and long-term. Any prolonged reduction in oil and natural gas prices may depress the immediate levels of exploration, development and production activity. Perceptions of longer-term lower oil and natural gas prices by oil and gas companies may result in the reduction or deferral of major expenditures given the long-term nature of many large-scale development projects. Lower levels of activity may result in a corresponding decline in the demand for IDE’s products and services that could have a material adverse effect on IDE’s revenue and profitability. Many factors affect the supply and demand for oil and natural gas and therefore influence the demand for IDE’s products and services, including:

•	the level of production;

•	the levels of oil and natural gas inventories;

•	domestic and worldwide demand for oil and natural gas;

•	the expected cost of developing new reserves;

•	the actual cost of finding and producing oil and natural gas;

•	the availability of attractive oil and gas field prospects, which may be affected by governmental actions and regulations or environmental activists;

•	the availability of transportation infrastructure and refining capacity;

•	the level of drilling activity;

•	global weather conditions and natural disasters;

•	worldwide political, military and economic conditions and economic activity, including growth in underdeveloped countries;

•	national government political objectives, including the ability of the Organization of Petroleum Exporting Countries (OPEC) to set and maintain production levels and prices for oil;

•	the cost and timing of the development of alternate energy sources; and

•	tax policies.

If demand for drilling services or drilling rig utilization rates decrease significantly, demand for IDE’s products and services may decrease, which could affect IDE’s result of operations.

The oil and gas industry is undergoing continuing consolidation that may impact IDE’s results of operations.

The oil and gas industry is rapidly consolidating and, as a result, some of IDE’s largest customers have consolidated and are using their size and purchasing power to seek economies of scale and pricing concessions. This consolidation may result in reduced capital spending by some of IDE’s customers or the acquisition of one or more of IDE’s primary customers, which may lead to decreased demand for IDE’s products and services. IDE cannot assure you that it will be able to maintain its level of sales to a customer that has consolidated or replace that revenue with increased business activity with other customers. As a result, the acquisition of one or more of IDE’s primary customers may have a significant negative impact on IDE’s results of operations or IDE’s financial condition. IDE is unable to predict what effect consolidations in the industry may have on price, capital spending by its customers, its selling strategies, its competitive position, its ability to retain customers or its ability to negotiate favorable agreements with its customers.

IDE must successfully compete for the services of highly-trained technical or trade personnel.

Many of the services that IDE provides are complex and require a high level of expertise and often must be performed in harsh conditions. IDE’s success depends in part upon its ability to employ and retain technical personnel with the ability to produce and enhance these services. In addition, IDE’s ability to expand IDE’s operations depends in part on IDE’s ability to increase IDE’s skilled labor force. The demand for skilled workers in IDE’s industry is high and the supply is limited. A significant increase in the wages paid by competing employers could result in a reduction of IDE’s skilled labor force, increases in the wage rates that IDE must pay, or both. If these events were to occur, IDE’s cost structure could increase, IDE’s margins could decrease, and IDE’s growth potential could be impaired.

The intense competition in IDE’s industry could result in IDE’s reduced profitability and loss of market share.

In all of IDE’s business segments, IDE competes with the energy industry’s largest equipment and service providers, including, in particular, National Oilwell Varco, which is by far the largest manufacturer in the industry and has reported revenues in 2011 of approximately $7.8 billion. Some of these companies have substantially greater financial resources and larger operations than IDE does. In addition, some of these companies may be better able to compete because of their broader geographic dispersion or their product and service diversity. As a result, IDE could lose customers and market share to those competitors. These companies may also be better positioned than IDE is to successfully endure downturns in the energy industry. IDE’s operations may be adversely affected if IDE’s current competitors or new market entrants introduce new products or services with better prices, features, performance or other competitive characteristics than IDE’s products and services. Competitive pressures or other factors also may result in significant price competition that could harm IDE’s revenue and IDE’s business. Additionally, IDE may face competition in its efforts to acquire other businesses.

The high cost or unavailability of materials, equipment, supplies and personnel could adversely affect IDE’s ability to execute IDE’s operations on a timely basis.

IDE’s manufacturing operations are dependent on having sufficient raw materials, component parts and manufacturing capacity available to meet its manufacturing plans at a reasonable cost while minimizing inventories. IDE’s ability to effectively manage its manufacturing operations and meet these goals can have an impact on IDE’s business, including IDE’s ability to meet its manufacturing plans and revenue goals, control costs and avoid shortages of raw materials and component parts. Raw materials, component parts and equipment of particular concern include steel, copper, engine generator sets, drill pipe and electronic components. A lack of manufacturing capacity could result in increased backlog, which may limit IDE’s ability to respond to short lead-time orders or opportunities.

People are a key resource to developing, manufacturing and delivering IDE’s products and services to IDE’s customers around the world. IDE’s ability to manage the recruiting, training and retention of the highly-skilled workforce required by IDE’s plans and to manage the associated costs could impact IDE’s business. A well-trained, motivated work force has a positive impact on IDE’s ability to attract and retain business. Rapid growth presents a challenge to IDE and its industry to recruit, train and retain its employees while managing the impact of wage inflation and potential lack of available qualified labor in its market. Labor-related actions, including strikes, work slowdowns and facility occupations, can also have a negative impact on IDE’s business.

IDE depends on third-party suppliers for timely deliveries of raw materials at a reasonable cost, and IDE’s results of operations could be adversely affected if IDE is unable to obtain adequate supplies in a timely manner.

IDE’s manufacturing operations depend upon obtaining adequate supplies of raw materials from third parties. The ability of these third parties to deliver raw materials may be affected by events beyond IDE’s control. Any interruption in the supply or increase in the prices of raw materials needed to manufacture IDE’s products could adversely affect IDE’s business, results of operations and reputation with its customers. Fluctuations in commodity prices may affect IDE’s margins and its earnings.

If IDE’s arrangements with its suppliers were to be adversely affected, its equipment sales and parts and service businesses may suffer.

IDE currently depends on a limited number of suppliers for certain important components for its products. IDE’s purchases from most of these suppliers are not made pursuant to long-term contracts and its arrangements with these suppliers may be terminated, in the case of certain arrangements, upon certain notifications and, otherwise, upon the occurrence of certain events, many of which may be beyond IDE’s control. The loss of any of these suppliers could have a material adverse effect on IDE’s business, financial condition and results of operations.

IDE’s business may be adversely affected by severe weather.

IDE’s operations are located in Houston, Texas and are directly affected by seasonal differences in weather due to hurricanes and other storms prevalent in the region. Repercussions of severe weather conditions may include:

•	evacuation of personnel and curtailment of services;

•	weather-related conditions resulting in suspension of operations;

•	weather-related damage to IDE’s facilities;

•	increase in insurance cost and reduction in its availability;

•	inability to receive or delays in receiving required equipment or materials at IDE’s facilities; and

•	loss of productivity.

Any future forecast of earnings will be inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause our actual results to differ materially from such forecasts.

Any future earnings forecasts will be inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause our actual results to differ materially from that which is forecasted. Because we have neither engaged in any operations nor generated any revenues to date and IDE’s operating history is limited, we may face greater difficulties in accurately projecting earnings. Such earnings forecasts will be prepared by management and will not be verified by an opinion or report from any independent registered public accountants. We cannot assure you that we will be able to forecast earnings accurately, if at all, or that we will be able to achieve such forecasts.

Risks Related to EAC and the Merger

Your only opportunity to affect the investment decision regarding the Merger will be limited to the exercise of your right to redeem your Common Shares for cash in the Offer.

Our stockholders will not be provided with an opportunity to evaluate the specific merits or risks of the Merger. Since our board of directors may consummate the Merger without seeking stockholder approval, public stockholders may not have the right or opportunity to vote on the Merger, unless we seek such stockholder vote. Accordingly, your only opportunity to affect the investment decision regarding the Merger may be limited to exercising your redemption rights within the period of time set forth in the Offer to Purchase and accompanying materials. In addition, your election to exercise your redemption rights could still be rejected if holders of more than 5,520,000 Common Shares elect to exercise their redemption rights, or if, as a condition of the consummation of the business transaction, we are required to meet a certain minimum valuation.

Our public stockholders will not be afforded an opportunity to vote on the Merger, which means we may consummate the Merger even though holders of a majority of our Common Shares do not support such a transaction.

We will not hold a stockholder vote before we consummate our initial business transaction unless the business transaction would require stockholder approval under applicable state law or we decide to hold a stockholder vote for business reasons. As of the date of the Offer to Purchase, we do not expect to hold a stockholder vote on the Merger. Accordingly, we may consummate the Merger even if holders of a majority of our public shares do not approve of the business transaction.

We may not be able to consummate a business transaction within the required timeframe, in which case we will be forced to redeem our public stockholders and liquidate.

Our Sponsor, officers and directors have agreed that we will have until December 15, 2012 to consummate our initial business transaction. If we do not consummate a business transaction by December 15, 2012, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as possible, but not more than five business days thereafter, redeem our public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less taxes and amounts released to us for working capital purposes, subject to applicable law, and (iii) as promptly as possible following such redemption, subject to the approval our remaining stockholders and our board of directors, dissolve and liquidate as part of our plan of dissolution and liquidation. We may not be able to consummate the Merger within the required time frame. If we are unable to consummate the Merger, we will not be able to find an alternative initial business transaction and we will be forced to liquidate. We and our officers and directors have agreed not to propose any amendment to our Certificate of Incorporation that would affect the substance or timing of our obligation to redeem our shares. Furthermore, there will be no distribution with respect to our outstanding warrants which will expire worthless if we liquidate before the completion of a business transaction.

Public stockholders may receive less than their pro rata share of the Trust Account upon redemption due to claims of creditors.

Our placing of funds in the Trust Account may not protect those funds from third party claims against us. Although we will seek to have all vendors, service providers (other than our independent accountants), prospective target businesses or other entities we engage execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our public stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refused to execute an agreement waiving such claims to the monies held in the Trust Account, we would perform an analysis of the alternatives available to us if we chose not to engage such third party and evaluate if such engagement would be in the best interest of our stockholders if such third party refused to waive such claims.

Examples of possible instances where we may engage a third party that refused to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, such entities may not agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and may seek recourse against the Trust Account for any reason. Upon redemption of our public shares if we are unable to complete a business transaction within the required timeframe or upon the exercise of a redemption right in connection with a business transaction, we will be required to provide for payment of claims of creditors which were not waived that may be brought against us within the subsequent 10 years prior to redemption. Accordingly, the (i) per share redemption price or (ii) per share liquidation price could be less than the $10.20 per share held in the Trust Account, plus interest (net of any taxes and amounts released to us for working capital purposes), due to claims of such creditors. In addition, Alan B. Menkes, our Chief Executive Officer, Keith E. Oster, our President, James N. Mills, our Chairman of the Board and Michael Dion, our Executive Vice President, have agreed that each will be liable to us jointly and severally, if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below $10.20 per share, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of the offering against certain liabilities, including liabilities under the Securities Act of 1933 (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, Messrs. Menkes, Oster, Mills and Dion will not be responsible to the extent of any liability for such third party claims. We have not, however, asked Messrs. Menkes, Oster, Mills and Dion to reserve for such indemnification obligations and there is no assurance Messrs. Menkes, Oster, Mills and Dion will be able to satisfy those obligations.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the funds held in our Trust Account could be subject to applicable bankruptcy law, and may be included as an asset in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, we may not be able to return $10.20 per share to our public stockholders.

Our directors may decide not to enforce Messrs. Menkes’s, Oster’s, Mills’ and Dion’s indemnification obligations, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our public stockholders.

In the event that the proceeds in the Trust Account are reduced below $10.20 per share and Messrs. Menkes, Oster, Mills and Dion assert that they are unable to satisfy their obligations or that they have no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against Messrs. Menkes, Oster, Mills and Dion to enforce their indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against Messrs. Menkes, Oster, Mills and Dion to enforce their indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our public stockholders may be reduced below $10.20 per share.

You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances.

Our public stockholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) our redemption of our public shares for a per share pro rata portion of the Trust Account (including interest but net of any taxes and amounts released to us for working capital purposes), subject to the requirements of applicable law, (ii) our consummation of a business transaction, and then only in connection with those Common Shares that such stockholder properly elected to redeem, subject to the restrictions described in the prospectus or (iii) our liquidation (if redemption does not occur). In no other circumstances will a stockholder have any right or interest of any kind in the Trust Account.

We have not established an audit committee or a compensation committee.

Our board of directors intends to establish an audit committee and a compensation committee upon consummation of the Merger. At such times, our board of directors intends to adopt charters for these committees. Prior to such times, we do not intend to establish either committee. Accordingly, there is not a separate committee comprised of some members of our board of directors with specialized accounting and financial knowledge to meet, analyze and discuss solely financial matters concerning prospective target businesses, such as IDE, nor is there a separate committee to review the reasonableness of expense reimbursement requests by anyone other than our board of directors, which includes persons who may seek such reimbursements, nor is there a separate committee to review the new employment agreements entered into by IDE, as described below under the heading “Management of EAC Following the Transaction — Executive Compensation — Employment Agreements.”

If the net proceeds of the offering outside of the Trust Account are insufficient to allow us to operate until December 15, 2012, we may not be able to complete an initial business transaction.

As of the date of this Offer to Purchase, approximately $0.2 million of the net proceeds of our IPO not held in the Trust Account were available to us to cover expenses incurred in connection with a business transaction or to cover expenses in connection with our liquidation if we do not complete a business transaction by December 15, 2012. However, we cannot assure you that these funds will be sufficient to allow us to operate until December 15, 2012. We may request the release of such funds for a number of purposes that may not ultimately lead to the consummation of a business transaction.

If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete a business transaction.

If we are deemed to be an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act, our activities may be restricted, including:

•	restrictions on the nature of our investments; and

•	restrictions on the issuance of securities, each of which may make it difficult for us to complete a business transaction.

•	In addition, we may have imposed upon us burdensome requirements, including:

•	registration as an investment company;

•	adoption of a specific form of corporate structure; and

•	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading of securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Our business will be to identify and consummate a business transaction and thereafter to operate the acquired business or assets for the long term. We do not plan to buy businesses or assets with a view to resale or profit from their resale. We do not plan to buy unrelated businesses or assets or to be a passive investor. We do not believe that our anticipated principal activities will subject us to the Investment Company Act. To this end, the proceeds held in the Trust Account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 180 days or less. Pursuant to the trust agreement, the trustee is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring, growing and businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act. The Trust Account is intended as a holding place for funds pending the earlier to occur of either: (i) the consummation of our primary business objective, which is a business transaction; or (ii) absent a business transaction, our return of the funds held in the Trust Account to our public stockholders as part of our redemption of public shares. If we do not invest the proceeds as discussed above, we may be deemed to be subject to the Investment Company Act. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expense for which we have not accounted.

Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we do not consummate a business transaction by December 15, 2012, our Sponsor, officers and directors have agreed that we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as possible, but not more than five business days thereafter, redeem our public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less taxes and amounts released to us for working capital purposes, subject to the requirements of Delaware General Corporation Law Section 160 and other applicable law, and (iii) as promptly as possible following such redemption, subject to the approval our remaining stockholders and our board of directors, dissolve and liquidate as part of our plan of dissolution and liquidation. Under the Delaware General Corporation Law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them pursuant to a dissolution, and our redemption of the shares sold in the offering may be deemed a liquidating distribution. If a corporation complies with certain procedures set forth in Section 280 of the Delaware General Corporation Law intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. Because we will not be complying with certain procedures set forth in Section 280 of the Delaware General Corporation Law, as set forth above, a stockholder who received distributions in the redemption may be liable for the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder beyond the third anniversary of the dissolution.

Although we are required to use our best efforts to have an effective registration statement covering the issuance of the Common Shares underlying the warrants at the time that our warrant holders exercise their warrants, a registration statement may not be effective, in which case our warrant holders may not be able to exercise their warrants and therefore the warrants could expire worthless.

Holders of our warrants will be able to exercise the warrants for cash only if we have an effective registration statement covering the Common Shares issuable upon exercise of the warrants and a current prospectus relating to such Common Shares and, even in the case of a cashless exercise which is permitted in certain circumstances, such Common Shares are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants reside. Although we have undertaken in the warrant agreement, and therefore have a contractual obligation, to use our best efforts to maintain an effective registration statement covering the Common Shares issuable upon exercise of the warrants following completion of the offering, and we intend to comply with our undertaking, we may not be able to do so. Factors such as an unexpected inability to remain current in our SEC reporting obligations or other material developments concerning our business could present difficulties in maintaining an effective registration statement and a current prospectus. Holders of warrants will not be entitled to a cash settlement for their warrants if we fail to have an effective registration statement or a current prospectus available relating to the Common Shares issuable upon exercise of the warrants. The expiration of warrants prior to exercise would result in each unit holder paying the full unit purchase price solely for the Common Shares underlying the unit.

International and political events could adversely affect our results of operations and financial condition.

We may enter into an initial business transaction with a non-U.S. entity and, accordingly, a significant portion of our post business transaction revenue may be derived from non-U.S. operations, which exposes us to risks inherent in doing business in each of the countries in which we transact business. The occurrence of any of the risks described below could have a material adverse effect on our results of operations and financial condition.

Operations in countries other than the U.S. are subject to various risks peculiar to each country. With respect to any particular country, these risks may include:

•	expropriation and nationalization of our assets in that country;

•	political and economic instability;

•	civil unrest, acts of terrorism, force majeure, war, or other armed conflict;

•	natural disasters, including those related to earthquakes and flooding;

•	inflation;

•	currency fluctuations, devaluations, and conversion restrictions;

•	confiscatory taxation or other adverse tax policies;

•	governmental activities that limit or disrupt markets, restrict payments, or limit the movement of funds;

•	governmental activities that may result in the deprivation of contract rights; and

•	governmental activities that may result in the inability to obtain or retain licenses required for operation.

Due to the unsettled political conditions in many countries in which we may operate, our revenue and profits may be subject to the adverse consequences of war, the effects of terrorism, civil unrest, strikes, currency controls, and governmental actions. Our facilities and our employees could come under threat of attack in some countries where we may operate. In addition, we may become subject to the risk related to loss of life of our personnel and our subcontractors in these areas. We are also subject to the risks that our employees, joint venture partners, and agents outside of the U.S. may fail to comply with applicable laws.

Unlike many other blank check companies, we are not required to consider a target’s valuation when entering into or consummating our business transaction. Management’s unrestricted flexibility in identifying and selecting a prospective acquisition candidate, along with management’s financial interest in consummating an initial business transaction, may lead management to enter into an acquisition agreement that is not in the best interest of our stockholders.

Many blank check companies are required to consummate their initial business transaction with a target whose value is equal to at least 80% of the amount of money deposited in the Trust Account of the blank check company at the time of entry into a materially definitive agreement. Because we do not have the limitation that a target business has a minimum fair market enterprise value of the net assets held in the Trust Account (net of taxes and amounts released to us for working capital purposes and exclusive of any amounts subject to the exercise of redemption rights) at the time of our signing a definitive agreement in connection with our initial business transaction, we will have virtually unrestricted flexibility in identifying and selecting a prospective acquisition candidate. Investors will be relying on our management’s ability to identify business transactions, evaluate their merits, conduct or monitor diligence and conduct negotiations. Management’s unrestricted flexibility in identifying and selecting a prospective acquisition candidate, along with management’s financial interest in consummating an initial business transaction, may lead management to enter into an acquisition agreement that is not in the best interest of our stockholders.

We have not obtained an opinion from an independent investment banking firm as to the fair market enterprise value of the target business or that the price we are paying for the business is fair to our stockholders.

Unless we consummate a business transaction with an affiliated entity, we are not required to obtain an opinion from an independent investment banking firm that the price we are paying is fair to our stockholders unless our board of directors is not able to independently determine that a target business or businesses have a sufficient fair market enterprise value or there is a conflict of interest with respect to the transaction. The fair market enterprise value of such business will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow and book value, and the price for which comparable businesses have recently been sold. We have not obtained such an opinion in connection with the Merger and do not plan to obtain one if we are able to consummate the RWI Transaction. As a result, our stockholders will be relying on the judgment of our board of directors.

We may issue shares of our capital stock to complete the Merger, which would dilute the equity interest of our stockholders and likely cause a change in control of our company.

Our Certificate of Incorporation authorizes the issuance of up to 100,000,000 Common Shares, and 1,000,000 shares of preferred stock, par value $0.0001 per share. There are currently 91,480,000 authorized but unissued Common Shares available for issuance (after appropriate reservation for the issuance of Common Shares upon full exercise of our outstanding warrants, a total of 85,090,000 will be available for issuance). The issuance of additional Common Shares or any number of shares of our preferred stock:

•	may significantly reduce the equity interest of stockholders;

•	may subordinate the rights of holders of Common Shares if preferred stock is issued with rights senior to those afforded to the holders of our Common Shares;

•

may cause a change in control if a substantial number of our Common Shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and may result in the resignation or removal of our present officers and directors; and

•	may adversely affect prevailing market prices for our Common Shares.

Substantial resources have been expended in researching and evaluating the Merger, which, if not consummated, could materially adversely affect the amount of proceeds available in the Trust Account.

The investigation of IDE’s business and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments have required substantial management time and attention and substantial costs for accountants, attorneys and other third party fees and expenses. If we decide not to consummate the Merger, the costs incurred up to that point for the proposed transaction likely would not be recoverable. We may fail to consummate the business transaction for any number of reasons including those beyond our control. Any such event will result in a loss to us of the related costs incurred which could materially adversely affect the amount of proceeds available in the Trust Account.

Our ability to successfully effect the Merger and to be successful thereafter will be dependent in large part upon the efforts of our key personnel, including our officers and directors.

Our ability to successfully effect the Merger is dependent upon the efforts of our key personnel. Our key personnel will also be officers, directors, key personnel and/or members of other entities, to whom we anticipate we will have access on an as needed basis, although such personnel may not be able to devote sufficient time, effort or attention to us when we need it. To date, none of our key personnel, including our executive officers, have entered into employment or consultant agreements with us. Mr. Dion, EAC’s Executive Vice President and Director, will enter into an employment agreement to serve as EAC’s Chief Financial Officer upon consummation of the Merger.

Our officers and directors may allocate their time to other businesses, thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. These conflicts could impair our ability to consummate a business transaction.

Other than Mr. Oster, who is devoting no fewer than 20 hours per week to our Sponsor, our officers and directors are not required to commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and other businesses. Certain of our executive officers are engaged in several other business endeavors and are not obligated to contribute any specific number of hours per week to our affairs. If our executive officers’ other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could impair our ability to consummate a business transaction. These conflicts may not be resolved in our favor.

Our officers, directors and their affiliates may in the future become affiliated with entities engaged in business activities that are similar to those intended to be conducted by us and, accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

Certain of our officers, directors or their affiliates may in the future become affiliated with additional entities engaged in business activities similar to those intended to be conducted by us. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in our favor.

We will only have a limited ability to evaluate the management of the target acquisition.

We have and will continue to closely scrutinize the management of the target acquisition; however, our assessment of these individuals may not prove to be correct. These individuals may be unfamiliar with the requirements of operating a public company which could cause us to have to expend time and resources helping them become familiar with such requirements. This could be expensive and time-consuming and could lead to various operational issues which may adversely affect our operations.

We may engage in a business transaction with one or more target businesses that have relationships or are affiliated with our Sponsor, directors or officers, which may raise potential conflicts.

We may engage in a business transaction with one or more target businesses that have relationships or are affiliated (as defined in Rule 405 promulgated under the Securities Act) with our Sponsor, directors or officers, which may raise potential conflicts. Also, the completion of a business transaction between us and an entity owned by a business in which one of our directors or officers may have an interest could enhance their prospects for future business from such client. To minimize potential conflicts of interest, we have agreed not to consummate, and our Certificate of Incorporation provides that we may not consummate, a business transaction with a target business that is affiliated with our Sponsor, our directors or officers or any of our or their affiliates unless we obtain an opinion from an independent investment banking firm that is a member of FINRA that the business transaction is fair to our stockholders from a financial point of view.

Since our Sponsor, officers and directors will lose their entire investment in us if a business transaction is not consummated and our Sponsor may be required to pay costs associated with our liquidation and our officers and directors have significant financial interests in us, a conflict of interest may arise in determining whether a particular acquisition target is appropriate for our initial business transaction.

Our Sponsor owns 1,597,500 Common Shares and 390,000 Placement Units and our officers and directors directly own an aggregate of 523,448 Common Shares. All of these Common Shares and Placement Units will be worthless if we do not consummate a business transaction. In addition, in the event we are forced to liquidate, our Sponsor has agreed to advance us the entire amount of the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $30,000) and has agreed not to seek repayment for such expenses. The personal and financial interests of our officers and directors may influence their motivation in identifying and selecting a target business transaction and completing an initial business transaction. Consequently, the discretion of our officers and directors, in identifying and selecting a suitable target business transaction may result in a conflict of interest when determining whether the terms, conditions and timing of a particular initial business transaction are appropriate and in the best interest of our public stockholders.

Since our officers and directors will lose their entire investment if we are unable to complete a business transaction, in the event we seek stockholder approval of our business transaction, our intention to pay only holders of our Common Shares voting in favor of such business transaction a pro rata portion of the interest earned on our Trust Account may be viewed as a conflict of interest.

Our Sponsor, which is controlled by certain of our officers and directors, and our officers and directors, will lose their entire investment in us if we are unable to consummate a business transaction by December 15, 2012. The personal and financial interests of our officers and directors may influence their motivation in identifying and selecting a target business transaction and completing an initial business transaction. As a result of this potential conflict, our intention, solely in the event we seek stockholder approval of our business transaction, to only pay holders of our Common Shares who vote in favor of such transaction a pro rata portion of the interest earned on the Trust Account may be viewed as a conflict of interest and may be challenged as not enforceable.

The requirement that we complete a business transaction by December 15, 2012 may give potential target businesses leverage over us in negotiating a business transaction.

If we have not consummated a business transaction by December 15, 2012 we will redeem our public shares for a per share pro rata portion of the Trust Account, plus a portion of the interest earned on the Trust Account but net of any taxes, and then adopt a plan of dissolution pursuant to which we will liquidate and promptly distribute the balance of our net assets to our remaining stockholders (subject to our obligations under Delaware law for claims of creditors). IDE and its advisors are aware of this requirement. Consequently, IDE and its advisors may exercise leverage over us in negotiating a business transaction, knowing that if we do not complete a business transaction with IDE, we may be unable to complete a business transaction with IDE or any other target business by the applicable deadline. This risk increases as we get closer to the time limits referenced above.

The requirement that we complete a business transaction by December 15, 2012 may motivate our officers and directors to approve a business transaction that is not in the best interests of stockholders.

Each of our officers and directors may receive reimbursement for out-of-pocket expenses incurred by him in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business transactions. The funds for such reimbursement will be provided from the money not held in trust. In the event that we do not effect a business transaction by December 15, 2012, then any expenses incurred by such individuals in excess of the money being held outside of the Trust Account will not be repaid and we will liquidate. On the other hand, if we complete a business transaction within such time period, those expenses will be repaid by the target business. Consequently, our officers and directors may have a conflict of interest when determining whether the terms, conditions and timing of a particular initial business transaction are appropriate and in the best interest of our public stockholders.

Our officers, directors, security holders and their respective affiliates may have competitive pecuniary interests that conflict with our interests.

We have not adopted a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. Furthermore, we do not have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. Accordingly, such persons or entities may have a conflict between their interests and ours.

Our securities are quoted on the OTC Bulletin Board, which may limit the liquidity and price of our securities more than if our securities were quoted or listed on a national securities exchange.

Our units, Common Shares and warrants are traded on the over-the-counter market and are quoted on the OTC Bulletin Board, a FINRA-sponsored and operated inter-dealer automated quotation system for equity securities. Quotation of our securities on the OTC Bulletin Board may limit the liquidity and price of our securities more than if our securities were quoted or listed on a national securities exchange. Lack of liquidity will limit the price at which you may be able to sell our securities or your ability to sell our securities at all.

As a result of new exchange rules, we will not be able to list our securities on a national securities exchange immediately following the completion of an initial business transaction.

Unlike many-blank check companies that were previously quoted on the OTCBB and subsequently became listed on a national securities exchange as part of their initial business transaction, we will not be able, immediately following our initial business transaction, to list our securities on a national securities exchange. On November 9, 2011, the SEC approved new rules of the three major U.S. listing markets that toughen the standards that companies going public through a reverse merger must meet to become listed on those exchanges. Following the completion of our initial business transaction, we will have to meet the strengthened listing criteria of such securities exchanges, including but not limited to having completed a one-year “seasoning period” by trading on the OTCBB following our initial business transaction, having filed an annual report on Form 10-K covering a full fiscal year commencing after the filing with the SEC of all information regarding our initial business transaction and having maintained a requisite minimum bid price for a sustained period of time. As a result, the liquidity and price of our securities, following our initial business transaction, may be more limited than if our securities were listed on a national securities exchange.

An active market for our securities may not develop, which would adversely affect the liquidity and price of our securities.

The price of our securities may vary significantly due to our reports of operating losses, one or more potential business transactions, the filing of periodic reports with the SEC, and general market and economic conditions. An active trading market for our securities may never develop or, if developed, it may not be sustained. In addition, the price of the securities after the Merger can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. You may be unable to sell your securities unless a market can be established or sustained.

Unlike other blank check companies, we allow our public stockholders holding no more than 92% of the shares sold in the IPO to exercise their redemption rights. This higher threshold will make it easier for us to consummate the Merger with which a substantial majority of our stockholders do not agree.

We will proceed with the Merger unless holders of more than 92% of our public shares redeem their shares. However, the redemption threshold may be reduced by the terms and conditions of our proposed initial business transaction. For example, the proposed business transaction may require: (i) cash consideration to be paid to the target or members of its management team, (ii) cash to be transferred to the target for working capital or other general corporate purposes or (iii) the allocation of cash to satisfy other conditions in accordance with the terms of the proposed business transaction. In the event the aggregate cash consideration we would be required to pay for all shares that are validly tendered plus any amount required to satisfy cash conditions pursuant to the terms of the proposed business transaction exceed the aggregate amount of cash available to us, we will not consummate the business transaction, we will not purchase any shares pursuant to the tender offer and all shares will be returned to the holders thereof following the expiration of the tender offer. To the extent we are unable to obtain alternative financing on reasonable terms, in order to avoid having to reduce the redemption threshold, the amount of shares that we will seek to redeem in conjunction with our initial business transaction is likely to be lower than 92%. Although we believe it is unlikely, in such case, the amount of common shares which we would seek to redeem may be lower than the threshold used by most blank check companies. Traditionally, blank check companies would not be able to consummate a business transaction if the holders of their public shares voted against a proposed business transaction and elected to redeem more than a much smaller percentage of the shares sold in such company’s initial public offering, which percentage threshold was typically between 19.99% and 39.99%. As a result, many blank check companies have been unable to complete business transactions because the number of shares voted by their public stockholders electing redemption exceeded the maximum redemption threshold pursuant to which such company could proceed with a business transaction. We may be able to consummate a business transaction even though a substantial majority of our public stockholders do not agree with the transaction and have redeemed their shares.

The ability of a larger number of our stockholders to exercise redemption rights may not allow us to consummate the Merger.

If the Merger requires us to use substantially all of our cash to pay the purchase price because we will not know how many stockholders may exercise their redemption rights, we may either need to reserve part of the Trust Account for possible payment upon redemption of our stockholders, or we may need to arrange third party financing to help fund our business transaction in case a larger percentage of stockholders exercise their redemption rights than we expect. Raising additional funds to cover any shortfall may involve dilutive equity financing or incurring indebtedness at higher than desirable levels. This may limit our ability to effectuate the Merger.

Even if holders of no more than 5,520,000 Common Shares elect to exercise their redemption rights, we may be unable to consummate the Merger.

Although we permit holders of no more than 5,520,000 Common Shares to exercise their redemption rights, the redemption threshold may be reduced by the terms and conditions of the Merger. For example, the proposed business transaction may require: (i) cash consideration to be paid to the target or members of its management team, (ii) cash to be transferred to the target for working capital or other general corporate purposes or (iii) the allocation of cash to satisfy other conditions in accordance with the terms of the proposed business transaction. In the event the aggregate cash consideration we would be required to pay for all shares that are validly tendered plus any amount required to satisfy cash conditions pursuant to the terms of the proposed business transaction exceeds the aggregate amount of cash available to us, we will not consummate the business transaction, and any shares tendered pursuant to the tender offer will be returned to the holders thereof following the expiration of the tender offer.

The requirement that we maintain a minimum net worth or retain a certain amount of cash could increase the probability that an initial business transaction would be unsuccessful and that public stockholders would have to wait for liquidation in order to redeem their shares.

If, pursuant to the terms of an initial business transaction, we are required to maintain a minimum net worth or retain a certain amount of cash in trust in order to consummate the business transaction and regardless of whether we proceed with redemptions under the tender or proxy rules, the probability that our business transaction would be unsuccessful is increased. If the Merger is unsuccessful, public stockholders would not receive their pro rata portion of the Trust Account until we liquidate. If public stockholders are in need of immediate liquidity, they could attempt to sell their shares in the open market; however, at such time their Common Shares may trade at a discount to the pro rata amount in our Trust Account. In either situation, public stockholders may suffer a material loss on their investment or lose the benefit of funds expected in connection with the redemption until we liquidate or they are able to sell their shares in the open market.

To effectuate a business transaction, blank check companies have, in the recent past, amended various provisions of their charters and governing instruments. We cannot assure you that we will not seek to amend our Certificate of Incorporation or governing instrument to effectuate the Merger.

To effectuate a business transaction, blank check companies have, in the recent past, amended various provisions of their charters or other governing instruments. For example, blank check companies have amended the definition of business transaction. We cannot assure you that we will not seek to amend our Certificate of Incorporation or other governing instrument to effectuate the Merger.

Unlike most other blank check companies, the provisions of our Certificate of Incorporation may be amended with the approval of at least 65% of our outstanding Common Shares.

Most blank check companies have a provision in their charter which prohibits the amendment of certain of its provisions, including those which relate to a company’s pre-business transaction activity, without approval by a certain percentage of the company’s stockholders. Typically, an amendment of these provisions requires approval by between 90% and 100% of the company’s public stockholders. Our Certificate of Incorporation provides that any of its provisions, including those related to pre-business transaction activity, may be amended if approved by at least 65% of our outstanding Common Shares. As a result, we may be able to amend the provisions of our Certificate of Incorporation which govern our pre-business transaction activities more easily that other blank check companies, and this may increase our ability to consummate a business transaction with which you do not agree. None of our directors or officers will propose any amendment to our Certificate of Incorporation that would affect our obligation to redeem our public shares if we do not complete our initial business transaction by December 15, 2012.

We may incur substantial debt to complete a business transaction, which may adversely affect our leverage and financial condition.

Although we have no commitments as of the date of the Offer to Purchase to incur debt, we may choose to incur substantial debt to complete a business transaction. The incurrence of debt could result in:

•	default and foreclosure on our assets if our operating cash flow after a business transaction is insufficient to pay our debt obligations;

•

acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contains covenants that require the maintenance of certain financial ratios or reserves and any such covenant is breached without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

•	covenants that limit our ability to acquire capital assets or make additional acquisitions;

•	our inability to obtain additional financing, if necessary, if the debt security contains covenants restricting our ability to obtain additional financing while such security is outstanding;

•	our inability to pay dividends on our Common Shares;

•

using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our Common Shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•

limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

Our Sponsor, officers and directors control a substantial interest in us and thus may influence certain actions requiring a stockholder vote.

As of the date of the Offer to Purchase, our Sponsor, officers and directors own 29.5% of our issued and outstanding Common Shares. This ownership interest, together with any other acquisitions of our Common Shares (or warrants which are subsequently exercised), could allow our Sponsor, officers and directors to influence the outcome of matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions after the consummation of the Merger. Our board of directors is divided into two classes, each of which will generally serve for a term of two years with only one class of directors being elected in each year. It is unlikely that there will be an annual meeting of stockholders to re-elect existing directors or elect new directors prior to the consummation of the Merger, in which case all of the current directors will continue in office until at least the consummation of the Merger. If there is an annual meeting, as a consequence of our staggered board of directors, only a minority of the board of directors will be considered for election and our Sponsor, officers and directors, because of their ownership position, will have considerable influence regarding the outcome of an election of directors. The interests of our Sponsor, officers and directors and your interests may not always align and taking actions which require approval of a majority of our stockholders, such as selling the company, may be more difficult to accomplish.

We may not have an effective registration statement for the shares of Common Shares issuable upon exercise of the warrants under the Securities Act or any state securities laws at the time when an investor desires to exercise warrants, thus precluding such investor from being able to exercise its warrants and causing such warrants to expire worthless.

Under the terms of the warrant agreement, we have agreed to use our best efforts to file a post-effective or new registration statement under the Securities Act covering the shares of Common Shares underlying the public warrants and maintain a current prospectus relating to such shares, and to use our best efforts to take such action as is necessary to register or qualify for sale, in those states in which the warrants were initially offered by us, the shares issuable upon exercise of the warrants, to the extent an exemption is not available. We cannot assure you that we will be able to do so. If the shares issuable upon exercise of the warrants are not registered under the Securities Act, we will be required to permit holders to exercise their warrants on a cashless basis, under certain circumstances specified in the warrant agreement. However, no warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, unless an exemption is available. In no event will we be required to issue cash, securities or other compensation in exchange for the warrants in the event that we are unable to register or qualify the shares underlying the warrants under the Securities Act or applicable state securities laws. If the issuance of the shares upon exercise of the warrants is not so registered or qualified, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In such event, holders who acquired their warrants as part of a purchase of units will have paid the full unit purchase price solely for the Common Shares included in the units. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying Common Shares for sale under all applicable state securities laws.

We may be unable to obtain additional financing, if required, to complete the Merger or to fund the operations and growth of IDE, which could compel us to restructure the transaction or abandon the Merger.

We believe that the net proceeds of the IPO in our Trust Account will be sufficient to allow us to consummate the Merger. However, if the net proceeds in our Trust Account prove to be insufficient, because of our obligation to pay cash to redeem shares in excess of 3,629,000 Common Shares tendered in the Offer, we will be required to seek additional financing, as contemplated by the Financing Condition. We may also need to seek financing to fund IDE’s growth, including as a result of acquisitions it considers from time to time. Such financing may not be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate the Merger, we would be compelled to either restructure or abandon the Merger. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, its operating performance and investor sentiment. None of our officers, directors or stockholders is required to provide any financing to us in connection with or after the Merger.

We may choose to redeem our outstanding warrants at a time that is disadvantageous to our warrant holders.

We may redeem the outstanding warrants (excluding any placement warrants held by our Sponsor or its permitted assigns) issued as a part of our units at any time after the warrants become exercisable, in whole and not in part, at a price of $0.01 per warrant, upon not less than 30 days prior written notice of redemption, and if, and only if, the last sales price of our Common Shares equals or exceeds $17.50 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption. In addition, we may not redeem the warrants unless on the date we give notice of redemption and during the entire period thereafter until the time we redeem the warrants we have an effective registration statement covering the Common Shares issuable upon the exercise of the warrants and a current prospectus relating to such Common Shares is available.

We will likely redeem the warrants if the market price of our Common Shares reaches $17.50 per share for the necessary trading period, since doing so would allow us to decrease the dilutive effect of the warrants. Redemption of the warrants could force the warrant holders to exercise the warrants, whether by paying the exercise price in cash or through a cashless exercise at a time when it may be disadvantageous for the holders to do so, to sell the warrants at the then current market price when they might otherwise wish to hold the warrants, or to accept the nominal redemption price which, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants. We expect most purchasers of our warrants will hold their securities through one or more intermediaries and consequently you are unlikely to receive notice directly from us that the warrants are being redeemed. If you fail to receive notice of redemption from a third party and your warrants are redeemed for nominal value, you will not have recourse to us.

An investor will only be able to exercise a warrant if the issuance of Common Shares upon such exercise has been registered or qualified or is deemed exempt under the securities laws of the state of residence of the holder of the warrants.

No warrants will be exercisable and we will not be obligated to issue Common Shares unless the Common Shares issuable upon such exercise has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Because the exemptions from qualification in certain states for resales of warrants and for issuances of Common Shares by the issuer upon exercise of a warrant may be different, a warrant may be held by a holder in a state where an exemption is not available for issuance of Common Shares upon an exercise and the holder will be precluded from exercise of the warrant. As a result, the warrants may be deprived of any value, the market for the warrants may be limited and the holders of warrants may not be able to exercise their warrants if the Common Shares issuable upon such exercise is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside.

We may amend the terms of the warrants in a manner that may be adverse to holders with the approval by the holders of 65% of the then outstanding public warrants.

Our warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding public warrants in order to make any change that adversely affects the interests of the registered holders. Accordingly, we may amend the terms of the warrants in an adverse way to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment. Examples of such adverse amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period, provide for redemption of warrants or decrease the number of Common Shares purchasable upon exercise of a warrant.

Provisions in our Certificate of Incorporation and bylaws and Delaware law may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our Common Shares and could entrench management.

Our Certificate of Incorporation and bylaws contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. Our board of directors is divided into two classes, each of which will generally serve for a term of two years with only one class of directors being elected in each year. As a result, at a given annual meeting only a minority of the board of directors may be considered for election. Since our staggered board of directors may prevent our stockholders from replacing a majority of our board of directors at any given annual meeting, it may entrench management and discourage unsolicited stockholder proposals that may be in the best interests of stockholders. Moreover, our board of directors has the ability to designate the terms of any issue new series of preferred stock without stockholder approval.

We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

Compliance with the Sarbanes-Oxley Act of 2002 will require substantial financial and management resources and may increase the time and costs of completing an acquisition.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we evaluate and report on our system of internal controls. If we fail to maintain the adequacy of our internal controls, we could be subject to regulatory scrutiny, civil or criminal penalties and/or stockholder litigation. Any inability to provide reliable financial reports could harm our business. Recent revisions to Sections 1-202 and 2-202 of Regulation S-X and Item 308 of Regulation S-K require the expression of a single opinion directly on the effectiveness of our internal control over financial reporting from our independent registered public accounting firm. Section 404 of the Sarbanes-Oxley Act also requires that our independent registered public accounting firm report on management’s evaluation of our system of internal controls. IDE may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition. Furthermore, any failure to implement required new or improved controls, or difficulties encountered in the implementation of adequate controls over our financial processes and reporting in the future, could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities.

We do not currently intend to hold an annual meeting of stockholders until after our consummation of a business transaction.

We do not currently intend to hold an annual meeting of stockholders until after we consummate a business transaction, and thus may not be in compliance with Section 211(b) of the Delaware General Corporation Law, which requires an annual meeting of stockholders be held for the purposes of electing directors in accordance with a company’s bylaws unless such election is made by written consent in lieu of such a meeting. Therefore, if our stockholders want us to hold an annual meeting prior to our consummation of a business transaction, they may attempt to force us to hold one by submitting an application to the Delaware Court of Chancery in accordance with Section 211(c) of the Delaware General Corporation Law.

The grant of registration rights to our Sponsor, officers and directors may make it more difficult to complete the Merger, and the future exercise of such rights may adversely affect the market price of our Common Shares.

Pursuant to a registration rights agreement, our Sponsor, officers and directors and their permitted transferees can demand that we register the initial shares, Placement Units, Placement Shares and Placement Warrants, and the Common Shares issuable upon exercise of the Placement Warrants. The registration rights will be exercisable with respect to the initial shares, the Placement Units, Placement Shares and the Placement Warrants and the Common Shares issuable upon exercise of such placement warrants at any time commencing upon the date that such shares are released from transfer restrictions. We will bear the cost of registering these securities. If such persons exercise their registration rights in full, there will be an additional 2,130,000 Common Shares and up to 390,000 Common Shares issuable on exercise of the Placement Warrants eligible for trading in the public market. Additionally, in connection with the Merger, we have granted certain registration rights to former IDE stockholders, and have agreed that the post-Merger entity will bear the costs of registering the securities subject to that agreement. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our Common Shares. In addition, the existence of the registration rights may make the Merger more costly or difficult to conclude. This is because the stockholders of IDE may increase the equity stake they seek in the combined entity or ask for more cash consideration to offset the negative impact on the market price of our Common Shares that is expected when the securities owned by our Sponsor, officers and directors are registered.

If we are unable to complete the Merger, our public stockholders may receive only approximately $10.20 per share on our redemption, and our warrants will expire worthless.

We expect to encounter intense competition from other entities having a business objective similar to ours, including private investors (which may be individuals or investment partnerships), other blank check companies and other entities, domestic and international, competing for the types of businesses we intend to acquire. Many of these individuals and entities are well-established and have extensive experience in identifying and effecting, directly or indirectly, acquisitions of companies operating in or providing services to various industries. Many of these competitors possess greater technical, human and other resources, or more local industry knowledge than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. Our ability to compete and complete the Merger may be limited by our available financial resources. Furthermore, if we are obligated to pay cash for the Common Shares redeemed, then the resources available to us for a business transaction may be reduced. Any of these obligations may place us at a competitive disadvantage in completing the Merger. If we are unable to complete the Merger, our public stockholders may receive only approximately $10.20 per share on our redemption, and our warrants will expire worthless.

Concentration of ownership after the Merger may have the effect of delaying or preventing a change in control.

If the Merger is consummated, our Sponsor, officers and directors as a group will own approximately 19.8% of the voting power of EAC in the event no Common Shares are tendered in the Offer and approximately 32.1% of the voting power of EAC, in the event 5,520,000 Common Shares are accepted in the Offer, assuming in each case no Contingent Common Shares are issued, none of the outstanding Warrants are exercised and the Placement Warrant Exchange Shares are issued. As a result, such persons, if acting together, have the ability to influence the outcome of corporate actions of EAC requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of EAC’s Common Shares.

Directors of EAC have potential conflicts of interest in structuring and negotiating the Merger and approval of the other transactions described in the Offer to Purchase.

When considering whether to tender your Common Shares pursuant to the Offer, EAC security holders should be aware that directors and executive officers of EAC have interests in the Merger that may be different from, or in addition to, the interests of EAC security holders. These interests include:

•

the continued indemnification of current officers and directors of EAC under the Merger Agreement and the continuation of directors’ and officers’ liability insurance following the consummation of the Merger;

•	the retention of two of the officers and directors of EAC as directors of EAC following the consummation of the Merger;

•	the retention of one of EAC’s officers as an officer following consummation of the Merger; and

•	the continued right of the EAC officers and directors to hold Common Shares in EAC following consummation of the Merger.

These interests may influence the EAC executive officers and directors in the negotiation of the Merger Agreement and the approval of the other transactions described in the Offer to Purchase.

INFORMATION ABOUT THE COMPANIES

Information about EAC

We were incorporated in Delaware on January 24, 2011 as a blank check company formed specifically as a vehicle to acquire, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, exchangeable share transaction or similar business transaction, one or more operating businesses or assets (an “initial business transaction”).

A registration statement for our IPO was declared effective on June 15, 2011. On June 21, 2011, EAC consummated its IPO of 6,000,000 units, with each unit consisting of one Common Share and one warrant to purchase one Common Share. On June 15, 2011, EAC completed a private placement of 390,000 units to the Sponsor (the “Placement Units”), with each Placement Unit consisting of one Common Share and a warrant to purchase one Common Share. EAC received gross proceeds of $63,900,000 before deducting underwriters’ compensation of $1,175,000 (total compensation of $1,200,000 less an initial $25,000 advance) and including $3,900,000 received for the purchase of 390,000 Placement Units by the Sponsor. On January 24, 2011, the company completed a private placement of 2,430,000 Common Shares to the Sponsor, officers and directors, including the Sponsor and EAC’s officers and directors. On July 29, 2011, 300,000 of the initial shares were forfeited upon the decision of the underwriters not to exercise the over-allotment option.

Subsequent to the IPO, an amount of $61,200,000 (including a deferred corporate finance fee of $900,000), of the net proceeds of the IPO was deposited in the Trust Account, which may be invested only in United States government treasury bills with a maturity of 180 days or less. As of September 30, 2012 we had $244,224 of the IPO proceeds not held in trust which is available for use by us to cover costs associated with identifying a target business, negotiating a business transaction and other general corporate uses. The Trust Account contained $61,198,470 in U.S. government Treasury bills with a maturity of 180 days or less and $36,230 in cash as of September 30, 2012. We evaluated a number of candidates before entering the Merger Agreement with IDE. See “Transaction – Background of the Transaction.” If we are unable to consummate the Merger by December 15, 2012, we will (i) cease all operations except for the purpose of winding up, (ii) redeem our public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less taxes and amounts released for working capital purposes, subject to applicable law, and (iii) as promptly as possible following such redemption, subject to the approval of the EAC’s remaining stockholders and board of directors, dissolve and liquidate as part of our plan of dissolution and liquidation. In the event of our liquidation, the Warrants will expire worthless.

EAC’s Common Shares, Warrants and units are currently traded on the OTCBB under the symbols “EPAQ,” “EPAQW” and “EPAQU,” respectively. See “Price Range of Securities and Dividends.”

We maintain our principal executive offices at 142 West 57th Street, 12th Floor, New York, New York 10019 and our telephone number is (212) 887-1150.

Information about IDE

IDE and its predecessor companies have been active in providing services and products to the drilling industry since 1991. IDE’s principal service and product offerings consist of:

•

The construction of new land rigs based on IDE designs or customized to customers’ specifications. IDE believes it is one of two vertically-integrated land focused rig manufacturers in the United States;

•

Providing a range of extensive reconfiguration and refurbishment services for land rigs to repair and extend their life or to adapt them for different drilling environments (e.g., international use, cold weather use, etc);

•	Providing offshore rig upgrade packages, refurbishment services and related components for offshore newbuild rigs;

•	Supplying, through its IEC division, integrated electrical systems and control systems for a wide range of land and offshore drilling rigs; and

•	Providing engineered hydraulic rig solutions, including hydraulic power units and related components for all rig functions.

IDE’s customers are primarily land and offshore drilling contractors that operate globally. IDE’s top customers include Nabors Industries, Inc., Trinidad Drilling Ltd., Lewis Energy Group, Pioneer Energy Services, Sidewinder Drilling, Union Drilling, Inc., IHSA, and Tuscany International Drilling Inc.

IDE’s primary operations are based at two 50,000-square-foot facilities in Houston, Texas. The first facility includes a surrounding 30-acre rig yard used to manufacture and assemble new rigs as well as execute reconfiguration and refurbishment services. The second facility is used to manufacture drilling rig electrical components and rig power systems. IDE maintains a comprehensive spare parts warehouse for shipment worldwide 24 hours a day, seven days a week.

IDE’s products and services are sold and marketed primarily in North America by its own sales teams in Houston, Texas. In addition, IDE utilizes a network of agent representatives internationally for sales abroad.

IDE maintains its principal executive offices at 25311 I-45 North, Woodpark Business Center, Bldg 6, Spring, Texas 77380 and our telephone number is (281) 465-9393.

SELECTED HISTORICAL FINANCIAL INFORMATION

Empeiria Acquisition Corp.

The following selected historical financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of EAC” and its financial statements and the related notes to those statements included elsewhere in this Offer to Purchase. The statement of operations data for the period from January 24, 2011 (date of inception) to December 31, 2011 has been derived from EAC’s audited financial statements included elsewhere in this Offer to Purchase. The balance sheet data as of December 31, 2011 has been derived from EAC’s audited financial statements included elsewhere herein. The statement of operations data for the nine months ended September 30, 2012 and the period from January 24, 2011 (date of inception) to September 30, 2011 has been derived from EAC’s unaudited interim financial statements included elsewhere in this Offer to Purchase. The balance sheet data as of September 30, 2012 has been derived from EAC’s unaudited interim financial statements included elsewhere in this Offer to Purchase.

	Nine Months Ended September 30, 2012	Period from January 24, 2011 (date of inception) to September 30, 2011	Period from January 24, 2011 (date of inception) to December 31, 2011
	(unaudited)	(unaudited)
Statement of Operations Data:
Revenue	$—	$—	$—
General and Administrative Expenses	629,816	186,448	349,356

Loss of Operations	(629,816)	(186,448)	(349,356)
Interest and Dividend Income	33,214	708	1,485

Net Loss Attributable to Common Shares Outstanding	(596,602)	$(185,740)	$(347,871)

Weighted Average Common Shares Outstanding, basic and diluted	8,520,000	4,955,422	5,917,126
Net Loss Per Share Outstanding, basic and diluted	$(0.07)	$(0.04)	$(0.06)

Balance Sheet Data (at end of period):
Cash	$244,224		$757,889
Investments Held in Trust Account	61,234,700		61,201,486
Total Assets	61,498,935		62,006,875
Total Stockholders’ Equity	4,094,608		4,691,210

Integrated Drilling Equipment Company Holdings Inc.

The following selected historical financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of IDE” and IDE’s financial statements and the related notes to those statements included elsewhere in this Offer to Purchase. The statement of operations data for each of the three years in the period ended December 31, 2011 was derived from IDE’s audited financial statements included elsewhere in the Offer to Purchase. The balance sheet data as of December 31, 2010 and 2011 was derived from IDE’s audited financial statements included elsewhere in this Offer to Purchase. The statement of operations data for the nine months ended September 30, 2012 and September 30, 2011 has been derived from IDE’s unaudited interim financial statements included elsewhere in the Offer to Purchase. The balance sheet data as of September 30, 2012 has been derived from IDE’s unaudited interim financial statements included elsewhere in the Offer to Purchase.

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010	2009
	(Unaudited)	(Unaudited)
Statement of Operations Data:	(dollars in thousands)
Revenue	$238,371	$89,906	$163,620	$116,480	$66,815
Cost of goods sold and services	211,786	69,765	135,096	92,472	50,825
Selling, general and administrative expense	22,529	15,155	19,862	14,311	14,965
Depreciation and amortization expense	1,370	915	1,245	793	760

Income (loss) from operations	2,686	4,071	7,417	8,904	265
Other (income) expense:
Interest expense	742	2,917	3,695	5,156	5,547
Interest income	—	(89)	(105)	(47)	(109)
Other expense (income)	(153)	(49)	(51)	48	(12)

Income (loss) before income taxes	$2,097	$1,292	$3,878	$3,747	$(5,161)
Income taxes	887	(582)	1,736	1,525	(1,756)

Net income (loss)	$1,210	$710	$2,142	$2,222	$(3,405)

Other Financial Data:
Capital expenditures for property, plant and equipment	$1,063	$770	$2,054	$225	$122

	As of September 30,	As of December 31,
	2012	2011	2010
Balance Sheet Data:
Cash and cash equivalents	$1,924	$4,129	$5,920
Restricted cash	464	—	379
Total assets	64,618	76,228	47,294
Total liabilities	69,356	82,176	54,074
Preferred stock, $.001 par value	—	—	24
Common stock, $.001 par value	—	—	41
Accumulated deficit	(4,738)	(5,948)	(6,845)
Total stockholders’ deficit	(4,738)	(5,948)	(6,780)

Rig Works Inc.

The following selected financial information should be read in conjunction with RWI’s financial statements and the related notes to those statements included elsewhere in this Offer to Purchase. The statement of operations data for each of the years ended June 30, 2012 and 2011 was derived from RWI’s audited financial statements included elsewhere in the Offer to Purchase. The balance sheet data as of June 30, 2012 and 2011 was derived from RWI’s audited financial statements included elsewhere in this Offer to Purchase.The statement of operations data for the three months ended September 30, 2012 and 2011 has been derived from RWI’s unaudited interim financial statements included elsewhere in this Offer to Purchase. The balance sheet data as of September 30, 2012 has been derived from RWI’s unaudited interim financial statements included elsewhere in this Offer to Purchase.

	Three Months Ended September 30,		Year Ended June 30,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)
Statement of Operations Data:
Revenue	$9,092,364	$7,989,112	$29,513,281	$15,326,107
Cost of sales	6,432,306	4,602,113	24,509,319	13,168,387

Gross profit	2,660,058	3,386,999	5,003,962	2,157,720
Operating expenses	443,158	802,773	3,301,796	1,989,151

Operating income	2,216,900	2,584,226	1,702,166	168,569
Other income (expense)
Interest income	4,329	3,167	26,871	6,849
Interest expense	(569)	(558)	(2,222)	(3,128)
Gain on sale of fixed assets	3,971	—	6,286	12,343
Provisions for bad debts	11	717	(8,417)	(3,412)
Other	2,903	25	25	—

Total other income (expense)	10,645	3,351	22,543	12,652
Income tax expense (benefit)	759,506	880,030	587,656	63,393

Net income	$1,468,039	$1,707,547	$1,137,053	$117,828

Other Financial Data:
Depreciation	5,967		456,830	432,885
Proceeds from the sale of fixed assets	14,500		—	25,500
Acquisition of plant and equipment	95,376		637,065	176,990

Balance Sheet Data (at end of period):
Cash and cash equivalents	1,509,772		2,754,257	5,190,701
Certificates of deposit	1,339,346		1,336,743	326,498
Plant and equipment, at cost, net	1,497,451		1,531,952	1,351,717
Total assets	15,194,513		16,696,518	12,957,795
Long-term debt, including current portion	27,270		29,782	—
Common stock	1,180		1,180	1,180
Additional paid in capital	1,040,320		1,040,320	1,040,320
Retained earnings	8,362,144		6,894,105	5,757,052
Total stockholders’ equity	9,403,644		7,935,605	6,798,552

SELECTED UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

The selected unaudited condensed combined pro forma financial information has been derived from, and should be read in conjunction with, the unaudited condensed consolidated pro forma financial information included elsewhere in this Offer to Purchase.

The unaudited condensed consolidated pro forma statements of operations for the year ended December 31, 2011 and for the nine months ended September 30, 2012, give pro forma effect to the Merger as if it had occurred on January 1, 2011. The unaudited condensed combined pro forma balance sheet as of September 30, 2012 gives pro forma effect to the Merger as if it had occurred on such date. The unaudited condensed consolidated pro forma statements of operations and balance sheet are based on the historical financial statements of EAC, IDE, and RWI for the year ended December 31, 2011 and for the nine months ended September 30, 2012.

The historical financial information has been adjusted to give effect to pro forma events that are related and/or directly attributable to the Merger, are factually supportable and, in the case of the unaudited pro forma statements of operations data, are expected to have a continuing impact on the combined results. The adjustments presented on the unaudited condensed consolidated pro forma financial information have been identified and presented in “Unaudited Condensed Consolidated Pro Forma Financial Data” to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the Merger.

This information should be read together with the consolidated financial statements of EAC and the notes thereto, the financial statements of IDE and the notes thereto, the financial statements of RWI and the notes thereto, “Unaudited Condensed Consolidated Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of IDE,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of EAC” included elsewhere in this Offer to Purchase.

The unaudited condensed consolidated pro forma financial statements have been prepared using the assumptions below with respect to the number of outstanding Common Shares:

•	Assuming No Tender of Common Shares: This presentation assumes that no EAC stockholders tender their Common Shares, and

•	Assuming Maximum Allowable Tender of Common Shares: This presentation assumes that EAC stockholders tender 5,520,000 Common Shares.

The unaudited condensed consolidated pro forma financial statements assuming no tender of Common Shares reflect the Merger as if it were accounted for as a business combination with EAC being identified as the accounting acquirer of IDE and RWI.

The unaudited condensed consolidated pro forma financial statements assuming the maximum allowable tender of Common Shares reflects the Merger as if it were accounted for as a recapitalization of IDE. With respect to this scenario, the merger with IDE will be accounted for as a recapitalization of IDE, as IDE will be deemed the accounting acquirer of EAC after the closing of the Merger.

The unaudited condensed consolidated pro forma financial statements are presented for informational purposes only and are subject to a number of uncertainties and assumptions and do not purport to represent what the companies’ actual performance or financial position would have been had the transaction occurred on the dates indicated and does not purport to indicate the financial position or results of operations as of any future date or for any future period.

Empeiria Acquisition Corporation

Unaudited Condensed Consolidated Pro Forma Balance Sheet

As of September 30, 2012

	Pro Forma (Assuming No Tender of Common Stock)	Pro Forma (Assuming Maximum Tender of Common Stock)
Cash and cash equivalents	$12,819	$132
Total assets	218,213	99,341
Total current liabilities	82,446	64,732
Total non-current liabilities	16,652	53,652
Total stockholders’ equity	119,115	(19,043)
Total stockholders’ equity and liabilities	218,213	99,341

Empeiria Acquisition Corporation

Unaudited Condensed Consolidated Pro Forma Statement of Operations

For the Nine Months Ended September 30, 2012

	Pro Forma (Assuming No Tender of Common Stock)	Pro Forma (Assuming Maximum Tender of Common Stock)
Revenues	$262,811	$262,811
Cost of Goods Sold and Services	232,416	232,416

Gross Profit	30,395	30,395
Operating expenses	29,280	27,128

Loss from operations	1,115	3,267
Other income (expense)	(567)	(4,272)

Net income (loss) before taxes	548	(1,005)
Income taxes (benefit)	410	(133)

Net loss	$138	$(872)

Weighted average shares outstanding — basic and diluted	13,408,400	8,450,135
Earnings per share attributable to stockholders — basic and diluted	$0.01	$(0.10)

Empeiria Acquisition Corporation

Unaudited Condensed Consolidated Pro Forma Statement of Operations

For the Year Ended December 31, 2011

	Pro Forma (Assuming No Tender of Common Stock)	Pro Forma (Assuming Maximum Tender of Common Stock)
Revenues	$187,709	$187,709
Cost of Goods Sold and Services	159,483	154,988

Gross Profit	28,226	32,721
Operating expenses	28,261	25,392

Profit from operations	(35)	7,329
Other income (expense)	(3,523)	(8,463)

Net income (loss) before taxes	(3,558)	(1,134)
Income taxes (benefit)	(1,593)	(745)

Net income	$(1,965)	$(389)

Weighted average shares outstanding — basic and diluted	10,805,526	5,847,261
Earnings per share attributable to stockholders — basic and diluted	$(0.18)	$(0.07)

COMPARATIVE SHARE INFORMATION

The following table sets forth selected historical equity ownership information for EAC, IDE, and RWI along with unaudited pro forma combined per share ownership information after giving effect to the Merger, assuming (i) that no holders of Common Shares exercise their redemption rights and (ii) that holders of the Common Shares have properly exercised their redemption rights subject to the condition that not more than 92% of the Common Shares are redeemed, after giving effect to the redemption but prior to the payment of expenses and certain other amounts. EAC is providing this information to aid you in your analysis of the financial aspects of the Merger. The historical information should be read in conjunction with the sections entitled “Selected Historical Financial Information of EAC” and “Selected Historical Financial Information of IDE” included elsewhere in this Offer to Purchase. The unaudited pro forma per share information is derived from, and should be read in conjunction with, the unaudited condensed combined pro forma financial data and related notes included elsewhere in this Offer to Purchase.

The unaudited pro forma consolidated per share information does not purport to represent what the actual results of operations of EAC, IDE, and RWI would have been had the Merger been consummated or to project EAC’s, or IDE’s, or RWI’s results of operations that may be achieved after the Merger. The unaudited pro forma book value per share information below does not purport to represent what the value of EAC, IDE, or RWI would have been had the Merger been consummated nor the book value per share for any future date or period.

Historical data per share of EAC	As of and for Year Ended December 31, 2011		As of and for Nine Months Ended September 30, 2012
Book value per share	N/A	A	$7.09	B
Loss per share, basic and diluted	(0.06)		(0.07)

Historical data per share of IDE	As of and for Year Ended December 31, 2011		As of and for Nine Months Ended September 30, 2012
Book value per share	N/A	A	(526.44	) B
Net Income (Loss) per share, basic and diluted	238.00		134.44

Historical data per share of RWI	As of and for Year Ended December 31, 2011		As of and for Nine Months Ended September 30, 2012
Book value per share	N/A	A	7,969	B
Net Income (Loss) per share, basic and diluted	2,567.06		1,079.94

Pro forma data per share of EAC	As of and for Year Ended December 31, 2011		As of and for Nine Months Ended September 30, 2012
Assuming no redemptions:
Book value per share	N/A	A	$8.88	B
Loss per common share, basic	(0.18)		0.01
Loss per common share, diluted	(0.18)		0.01
Assuming maximum redemptions:
Book value per share	N/A	A	$(2.36	) B
Income (Loss) per common share, basic	(0.07)		(0.10)
Income (Loss) per common share, diluted	(0.07)		(0.10)

A – Not applicable as Pro Forma Balance Sheet as of December 31, 2011 has not been provided.

B –	Book value per share of EAC is computed by dividing the sum of total stockholders’ equity plus common stock subject to possible conversion by the shares outstanding at the balance sheet date for the periods ended September 30, 2012. Book value per share for the pro forma minimum column is computed by dividing the sum of total stockholders’ equity by the shares outstanding after the Merger. Book value per share for the pro forma maximum is computed by dividing the sum of total stockholders’ equity by the shares outstanding after the recapitalization.

THE TRANSACTION

General Description of the Transaction

On October 19, 2012, EAC, Merger Sub, IDE and the Representative entered into the Merger Agreement, pursuant to which, subject to the terms and conditions contained therein, IDE will be merged with and into Merger Sub, with Merger Sub surviving the merger as a wholly-owned subsidiary of EAC (the “Surviving Company”). The Merger Agreement is described below in greater detail under “The Merger Agreement.” The description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as part of Annex I. The Merger Consideration will consist of cash and newly issued Common Shares of EAC, as further described below under the heading “The Merger Agreement — Structure of the Transaction.”

Background of the Transaction

The terms of the Merger Agreement are the result of negotiations between the representatives of EAC and IDE. The following is a brief description of the background of these negotiations and the related transactions.

EAC was incorporated in Delaware on January 24, 2011 and is a blank check company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, exchangeable share transaction or similar business transaction, one or more operating businesses or assets (an “initial business transaction”). EAC has neither engaged in any operations nor generated any revenues to date. EAC has focused on identifying a prospective target business or asset with which to consummate an initial business transaction. All activity by EAC from the date of its incorporation through the date of this Offer to Purchase relates to its formation, the Private Placements (as defined below), its initial public offering (the “IPO”), the identification and evaluation of prospective candidates for an initial business transaction and general corporate matters.

On January 24, 2011, the date of EAC’s incorporation, EAC completed a private placement of 2,430,000 Common Shares to EAC’s initial stockholders (the “Initial Shares”), including Empeiria Investors LLC, a Delaware limited liability company (the “Sponsor”), and EAC’s officers and directors for an aggregate amount of $25,000. On July 29, 2011, 300,000 of the Initial Shares were forfeited when the underwriters did not elect to exercise the over-allotment option granted to them in the IPO in connection with the private placement.

On June 15, 2011, EAC completed a private placement of 390,000 units (the “Placement Units”) to the Sponsor in exchange for $3.9 million, with each Placement Unit consisting of one Common Share and one warrant (the “Placement Warrants”) to purchase one Common Share. The private placements of the Initial Shares and the Placement Units are collectively referred herein to as the “Private Placements.”

The registration statement for the IPO was also declared effective on June 15, 2011. On June 21, 2011, EAC consummated its IPO of 6,000,000 units at a purchase price of $10.00 per unit. Each unit consists of (i) one Common Share and (ii) one warrant to purchase one Common Share (each, a “Warrant”).

Upon the sale of the Placement Units and closing of the IPO in June 2011, net proceeds equal to $61.2 million were placed into EAC’s Trust Account. Except for a portion of the interest income that may be released to EAC to pay any income or franchise taxes and to fund EAC’s working capital requirements, none of the funds held in the Trust Account will be released until the earlier of (i) the consummation of an initial business transaction, (ii) the redemption of the Common Shares sold in the IPO if the company is unable to consummate an initial business transaction by December 15, 2012 (which date includes an extension from September 15, 2012 as a result of EAC’s entry into a letter of intent by September 15, 2012) or (iii) EAC’s liquidation (if no redemption occurs).

Following the consummation of the IPO, EAC began to consider potential target companies with the objective of consummating its initial business transaction. EAC’s management attempted to identify potential targets by initiating conversations with (i) management’s own network of business associates and contacts, (ii) companies that EAC’s management believed could make attractive business combination partners and (iii) professional service providers (lawyers, accountants, consultants, business brokers and investment bankers). EAC educated these parties on its structure as a special purpose acquisition company and its criteria for an acquisition. EAC also responded to inquiries from investment bankers and other professionals representing companies engaged in sale or financing processes. Furthermore, EAC’s management conducted independent market research to identify potential acquisition opportunities. From time to time, EAC’s list of potential targets was revised based on additional information derived from discussions with third parties.

EAC’s board of directors was apprised on a regular basis of the status of the initial business transaction search. Input received from EAC’s board of directors was material to management’s evaluation of potential transactions.

The screening and sourcing efforts through EAC’s professional network and independent research resulted in over 150 potential targets, with roughly one-third of such targets operating in the energy sector. These opportunities were evaluated based on EAC’s stated criteria including, among other factors, the target’s revenue growth opportunities, financial results, competitive position, cash-generating capability, potential for margin improvement, industry dynamics and management depth and experience.

EAC declined to proceed with some opportunities because it did not believe targets met EAC’s stated criteria. Other targets were eliminated due to insufficient enterprise value, excessive valuation expectations on the part of the target and/or a deal structure that did not fit with a special purpose acquisition company. Some companies were uninterested in pursuing a deal with EAC based on EAC’s publicly-traded status, capital structure or questions regarding EAC’s ability to timely consummate a transaction, among other factors. Other potential targets accepted competitive bids from other acquirers or attempted other financing alternatives.

Some companies were deemed, based on EAC’s screening efforts and evaluation, as appropriate targets and were advanced to the next phase of the evaluation process, including, among others, several companies engaged in oil and gas exploration and production and several energy equipment manufacturers and service providers. However, most of these companies did not advance beyond initial stages of discussion. Non-disclosure agreements and trust waiver agreements were executed and preliminary discussions were initiated with these potential targets. From this refined pool of potential targets, EAC had substantive discussions and conducted due diligence on more than 20 potential targets, and submitted nonbinding indications of interest or letters of intent with respect to more than 15 potential targets.

We ultimately did not pursue transactions with the potential targets for which we submitted non-binding indications of interest or letters of interest based on the following factors: (1) our offer did not meet the valuation expectation of the potential target; (2) the potential target desired too high of a percentage of cash consideration; (3) we determined the potential target was in too early of a stage of development or not well established enough to be a public company; (4) our due diligence uncovered unsatisfactory results; (5) the potential target’s management team did not have the depth, skills or experience we desired; (6) the potential target’s decision to pursue an alternative transaction or (7) the potential target did not desire to be a public company.

On July 27, 2011, EAC entered into an agreement with Bradley Woods & Co. Ltd. (“Bradley Woods”), an independent broker dealer, in which EAC agreed to pay Bradley Woods a finder’s fee if it identified a target that EAC ultimately acquired. On May 24, 2012, Messrs. Menkes and Oster received an email from Brian Meyer, an affiliate of Bradley Woods, providing a brief overview of IDE on a no-names basis. Mr. Meyer specializes in identifying acquisition candidates for private equity firms, special purpose acquisition companies and other acquirers of companies. Messrs. Menkes and Oster had worked with Mr. Meyer at Thomas Weisel Partners from approximately 2000 to 2002. On May 24, Mr. Oster replied to Mr. Meyer, stating that EAC was interested in learning more about the potential target. Subsequently, Mr. Meyer, through an intermediary, introduced Messrs. Menkes and Oster to Chris Stala, a principal of TerraNova Capital Partners (“TerraNova”), IDE’s financial advisor.

On June 8, 2012, Empeiria Capital Partners, LLC (“ECP”), an affiliate of EAC, and IDE entered into a confidentiality agreement for the purpose of exploring the possibility of a transaction involving the parties. Thereafter, ECP received offering materials relating to an investment in IDE from TerraNova. On June 19, John Steinmetz and Mr. Stala of TerraNova met with EAC to discuss characteristics of IDE and its industry relevant to a potential transaction, including (i) industry demand drivers, (ii) internal and external growth opportunities, and (iii) management experience. The parties also discussed the potential benefits that IDE might realize as a publicly traded company, including increased access to capital. As a result, the principals of ECP determined that, based on the available preliminary information, IDE fit the profile of an attractive acquisition target for EAC, and, as a result, EAC elected to consider IDE as a potential acquisition.

On June 28, representatives of EAC met with IDE’s management and TerraNova at IDE’s office in Houston, Texas, to tour IDE’s manufacturing facilities and to further discuss market opportunities, IDE’s business and IDE’s interest in a transaction with EAC. EAC began performing preliminary diligence, and EAC’s board of directors received the TerraNova information memorandum regarding IDE and regular updates regarding the opportunity and the progress of discussions.

On July 6, based on preliminary discussions and diligence, EAC sent IDE a draft nonbinding letter of intent for the acquisition of all of the capital stock of IDE.

On July 12, Mr. Menkes spoke with representatives of TerraNova, who expressed that Stephen Cope, Chairman and Chief Executive Officer of IDE, was interested in a transaction with EAC.

On July 20, EAC received a preliminary financial outlook from IDE. On the same day, representatives of IDE, EAC and TerraNova held a conference call to discuss the draft nonbinding letter of intent and a potential transaction.

On July 25, TerraNova forwarded to EAC a letter from IDE outlining IDE’s questions about and comments on EAC’s proposed nonbinding letter of intent. On July 27, representatives of EAC and IDE held a conference call to discuss IDE’s questions and allow EAC to further clarify its position. EAC then sent a revised draft nonbinding letter of intent to TerraNova addressing the matters discussed on the call.

Over the next three days, the parties further discussed the terms reflected in the revised draft letter of intent, including the form and amount of consideration to be paid. On July 30, EAC sent IDE a further revised draft nonbinding letter of intent reflecting the results of such discussions.

On July 31, 2012, IDE and EAC executed a letter of intent that provided for a 60-day exclusivity period, ending September 29, 2012, in favor of EAC.

On August 9, representatives of IDE, EAC, TerraNova and Tudor, Pickering, Holt & Co. (“Tudor Pickering”), EAC’s financial advisor, attended a due diligence meeting at IDE’s headquarters in Houston, Texas. Over the next few weeks, EAC; Jones Day, EAC’s legal counsel; KPMG LLP, EAC’s accounting advisor; and Lockton Companies, EAC’s insurance advisor, conducted business, legal, accounting and insurance due diligence on IDE. During the week of September 4, representatives of EAC and IDE met to further discuss the potential transaction and diligence matters.

During late August and the first half of September 2012, IDE and EAC worked together to develop an updated financial outlook for IDE’s business. In developing the updated financial outlook, IDE and EAC evaluated the following:

•	IDE’s revenue backlog and pipeline of potential new sales orders;

•	profit margins for recently completed and pending deliveries of complete rig packages and IDE management’s rationale for its expectations for margin increases in the near term;

•	operating expenses that are not expected to be incurred following the potential transaction;

•	non-recurring expenses; and

•	adjustments for revenues and cost of goods sold relating to certain jobs that produced losses in 2011 and 2012, which IDE management considers non-recurring in nature.

Throughout August 2012, management of EAC and IDE and their respective advisors had various calls to discuss the prospective transaction, IDE’s business operations and diligence matters. EAC’s management provided regular updates to its board of directors regarding the prospective transaction and preliminary diligence, and responded to various questions from the directors.

On August 31, EAC received an interim draft of IDE’s updated financial outlook. The updated financial outlook involved revisions to the previous forecast that included (a) a reduction in the amount of unadjusted EBITDA projected for 2012, partly as a result of losses associated with a five-rig project for a customer, (b) an increase in the amount of one-time and non-recurring adjustments to unadjusted projected 2012 EBITDA, including the aforementioned losses associated with one five-rig project for a customer, among other items, and (c) an expected decrease of projected 2013 results.

On September 11, Mr. Menkes discussed with Mr. Steinmetz at TerraNova potential modifications to the deal structure, including a decrease in the purchase price payable at closing, based upon EAC’s updated financial outlook for IDE’s business. In connection with updating the financial projections, the due diligence process and discussions with IDE management, EAC determined that IDE’s existing and future financial results depend on the efforts and success of IDE’s senior management, which EAC planned to and will retain following the proposed transaction. As a result, EAC also proposed to increase the amount of contingent consideration associated with the transaction to incentivize IDE’s senior management to stay on with the combined company following the transaction and to meet future goals. The parties agreed to modify the deal structure to increase the contingent consideration and decrease the up-front consideration.

On September 14, 2012, EAC filed a Form 8-K with the SEC announcing that it had, by entering into a letter of intent to complete an initial business transaction, met the condition to extend the time period in which it may complete a business transaction to December 15, 2012.

During the period of September 12 through September 15, EAC’s board of directors and officers discussed the IDE transaction and three potential alternative transactions then under consideration by EAC. EAC’s board of directors and officers considered the following as they evaluated these alternative transactions:

•	the proportion of cash consideration each target desired as compared to stock consideration;

•	the target’s valuation as compared to the valuation of publicly traded comparable companies;

•	if each target was prepared to be a publicly traded company or if it was an early-stage company;

•	the target’s ability to grow organically and through add-on acquisitions; and

•	the amount of due diligence completed on a potential target and the amount of knowledge that the board of directors and officers had about the potential target.

IDE generally compared favorably with respect to each of the factors above. EAC considered the factors listed above and the factors under the heading “Factors Considered by the EAC Board of Directors in Approving the Merger” in determining to continue to pursue a transaction with IDE. The board of directors determined that the IDE transaction was the best potential target due to the reasonable level of cash consideration versus Common Share consideration sought, IDE’s valuation compared to other publicly traded comparable companies, IDE’s status as an established company within its industry, its ability to grow organically and through add-on acquisitions and the amount of diligence EAC had done on IDE. After further deliberation, EAC’s board of directors unanimously agreed that it would support a transaction with IDE along the lines of a modified structure that EAC had discussed with TerraNova. EAC and IDE and their respective counsel and other advisors continued work on due diligence.

On September 19, EAC sent IDE an outline of proposed revisions to the transaction structure, which included: (i) increasing the amount of contingent Common Shares issuable to the sellers upon the satisfaction of certain stock price thresholds, (ii) reducing the up-front transaction consideration by a corresponding amount, and (iii) the addition of a cash earn-out of up to $10.0 million, based on 2013 EBITDA. On the same day, Mr. Menkes discussed the proposed revisions with Mr. Cope and Mr. Dodson of IDE, and separately with TerraNova.

On September 19 and 20, Mr. Menkes had further discussions with representatives of TerraNova regarding the proposed transaction structure, and EAC subsequently distributed a revised transaction outline reflecting those discussions.

On September 22, Jones Day sent IDE and its counsel, Nielsen & Associates (“Nielsen”), a draft of the merger agreement reflecting the terms discussed by the parties.

On September 24, EAC engaged Tudor Pickering to provide certain services related to (i) the proposed transaction with IDE, (ii) a potential placement of securities in connection with the transaction and (iii) coordination and facilitation of meetings with institutional investors after announcement of the transaction.

On September 27, representatives of EAC held a conference call with Mr. Dodson and IDE’s counsel to discuss preliminary comments on the draft of the merger agreement.

On September 28, 2012, IDE and EAC executed a letter agreement extending the exclusivity provisions of the letter of intent to October 15, 2012.

On October 1, Mr. Nielsen provided a markup of the draft of the merger agreement. Over the next two weeks, EAC, Jones Day, IDE and Nielsen continued to negotiate the merger agreement and various other matters related to the transaction. The parties continued business and legal due diligence.

In August 2012, EAC and IDE began discussing the potential for add-on acquisitions. On March 13, 2012, Tom Dickens of Capital Alliance Corporation, a private investment banking firm, had contacted Mr. Menkes regarding a potential transaction with a company in the oil and gas machinery manufacturing industry. On May 7, the parties executed a confidentiality agreement for the purpose of exploring a potential transaction with Rig Works, Inc., a manufacturer of workover rigs and masts for workover rigs (“RWI”), after which EAC received an acquisition opportunity report regarding RWI. On July 17, Messrs. Menkes and Oster visited Rig Works in Odessa, Texas. After reviewing the information and the visit, EAC determined that RWI was too small to be acquired by EAC on a standalone basis but that it could be a potentially attractive fit for a bigger platform. After executing the letter of intent with IDE, Mr. Menkes held several discussions with representatives of IDE with respect to potential add-on acquisitions that might be complementary to the transaction between EAC and IDE, including an acquisition of RWI. On or around August 17, Mr. Menkes obtained permission from representatives of RWI to identify the potential RWI transaction to IDE, and on August 20, EAC provided IDE with the acquisition opportunity report regarding RWI. On September 25, EAC and RWI executed a nonbinding letter of intent for the acquisition of RWI by EAC. On October 9, representatives of EAC and IDE visited RWI at RWI’s headquarters in Odessa, Texas, where the parties discussed the potential transactions, including the possibility that RWI could be a complementary transaction to the acquisition of IDE by EAC. Following the meeting, representatives of IDE indicated to Mr. Menkes that IDE would be interested in explorating an add-on acquisition of RWI.

On October 10, Mr. Menkes met with Messrs. Cope and Dodson at IDE’s office in Houston, Texas, to discuss various matters regarding the merger agreement, management and board composition, employment agreements and other ancillary agreements relating to the Transaction. On such date and over the next week, Messrs. Menkes, Cope and Dodson reached agreement on various of these matters. relating to the post-transaction management team, board composition, executive compensation, employment agreements, real estate and other operating expenses of the company post-transaction.

From mid-August through October 19, 2012, EAC and Tudor Pickering representatives periodically discussed the potential financing EAC may desire in connection with the transactions under consideration and the scenarios in which such financing would be required.

From September 25 through October 19, 2012, representatives of EAC, RWI and IDE continued discussions and preliminary diligence with respect to a potential acquisition of RWI.

On October 19, 2012, EAC’s board of directors held a special meeting to discuss the prospective transaction with IDE. During the meeting, the board of directors discussed the valuation of IDE and considered the Merger Agreement and other related agreements previously distributed to the board of directors. Following their discussion, the board of directors unanimously approved the Merger and related transactions with IDE and authorized EAC’s officers to enter into definitive agreements with respect to the Merger. Additionally, the board of directors unanimously (i) approved EAC making the Offer, (ii) declared the advisability of the Merger and approved the Merger Agreement and the transactions contemplated by the Merger Agreement, (iii) determined that the Merger is in the best interests of the stockholders of EAC and if consummated would constitute EAC’s initial business transaction pursuant to its Certificate of Incorporation and (iv) determined that the acceptance of this Offer is not in the best interests of the stockholders of EAC.

On October 19, 2012, the parties finalized and entered into the Merger Agreement, and EAC and IDE issued a joint press release announcing the execution of the Merger Agreement.

On October 26, 2012, EAC issued a press release announcing that it had made available to its investors a presentation.

On November 9, 2012, EAC announced that it will hold a conference call with the investment community on November 13, 2012 to discuss the Merger, and that IDE management will participate in that call.

On November 13, 2012, EAC issued a press release announcing the extension of the Expiration Date, its receipt of notice of early termination of its waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the furnishing of an updated investor presentation.

On November 16, 2012, EAC signed a letter agreement with The PrinceRidge Group LLC (“PrinceRidge”) with respect to its services as a financial advisor in connection with the Merger.

On November 21, 2012, EAC furnished to the SEC an updated investor presentation.

Factors Considered by the EAC Board of Directors in Approving the Merger

In approving the Merger, EAC’s board of directors gave consideration to various factors, including, without limitation, the following (not weighted or in order of significance):

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the current environment in the energy industry and the oilfield products and services industry, including rising global energy consumption, evolving trends and technologies in exploration and production, and demand for newer drilling equipment for horizontal drilling in unconventional oil and gas basins, which is expected to continue to drive demand for IDE’s products and services;

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IDE’s market position as an established provider of land drilling rigs, rig refurbishment and reconfiguration services, upgrade packages and related components for offshore rigs, and integrated electrical and control systems for land and offshore rigs. IDE provides these products and services to contract drilling companies worldwide;

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IDE’s senior management team, whose members are highly experienced in managing energy equipment manufacturing and services businesses, having successfully overseen significant growth for multiple businesses, expanded revenue opportunities in international markets and executed and integrated add-on acquisitions;

•	the opportunity to increase revenue and earnings through expanding into new markets and improving IDE’s gross profit margins, particularly on its production of complete rig packages;

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the strong market position of IDE’s IEC Systems division, and the opportunity for IDE to leverage this market position and its existing manufacturing infrastructure to expand its business in providing drilling equipment for the offshore market;

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growth opportunities through add-on acquisitions, including the RWI Transaction, and the EAC board of directors’ belief that, as a publicly-traded company, IDE will enjoy improved access to capital markets and an enhanced ability to pursue accretive acquisitions;

•	the cash flow generated by IDE’s businesses and the relatively low levels of capital expenditures required to maintain its revenues and earnings;

•	the expected valuation of EAC following the Merger compared to that of publicly-traded comparable companies in the oilfield products and services industry; and

•	the structure of the Merger, and management’s incentives following the Merger, including equity ownership and incentive compensation.

In addition, Empeiria’s board of directors also gave consideration to certain countervailing factors including, without limitation, the following (not weighted or in any order of significance):

•	the volatility of, and the difficulty in predicting, revenues and results of operations for companies such as IDE that operate in the energy sector;

•	the risk that IDE may only convert a relatively low portion of its sales pipeline into actual booked orders and revenue;

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the potential for operational issues if IDE continues its pace of revenue growth such as IDE’s inability to expand its infrastructure, hire and train additional qualified personnel or manage the transition to being a public company;

•	the risks associated with incurring debt, equity or seller financing in connection with the Merger;

•	the operational and financial risks relating to the expansion into new product lines and market segments, such as the sale of rig packages and components for offshore applications;

•	the potential difficulty in realizing profit margin improvements in its complete rig product; and

•	the post-Merger entity’s ability to meet the requirements of reporting as a public operating company.

Interest of EAC Stockholders in the Transaction

Upon consummation of the Merger, current holders of EAC Common Shares, including the Sponsor and EAC’s current officers and directors, will own approximately 66.3% of the outstanding Common Shares of EAC assuming no Common Shares are tendered in the Offer, and will own approximately 38.2% of the outstanding Common Shares of EAC assuming that 5,520,000 Common Shares are tendered in the Offer, in both cases assuming that 39,000 Placement Warrant Exchange Shares are issued, no Warrants are exercised, no Contingent Common Shares are issued and the Holdback Shares are released to IDE’s Stockholders. See “Beneficial Ownership of EAC Securities.”

Certain Benefits of EAC’s Officers and Directors and Others in the Transaction

EAC’s officers and directors have interests in the Merger that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:

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If EAC is unable to consummate the Merger or fails to complete an initial business transaction by December 15, 2012 (assuming EAC’s stockholders do not propose and approve an extension of that date), we will (i) cease all operations except for the purpose of winding up, (ii) redeem its public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less taxes and amounts released for working capital purposes, subject to applicable law, and (iii) as promptly as possible following such redemption, subject to the approval of the EAC’s remaining stockholders and board of directors, dissolve and liquidate as part of its plan of dissolution and liquidation. In such event, the 2,120,948 Common Shares held by the Sponsor and EAC’s officers and directors that were acquired before the IPO for an aggregate purchase price of $24,894 would be worthless because the Sponsor and EAC’s officers and directors are not entitled to receive any of the liquidation proceeds with respect to such shares. The 2,120,948 Common Shares held by the Sponsor and EAC’s officers and directors had an aggregate market value of $21,485,203 based on the closing price of the Common Shares of $10.13 on November 20, 2012.

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The Sponsor purchased an aggregate of 390,000 Placement Units at a purchase price of $10.00 per unit for an aggregate purchase price of $3,900,000 in a private placement prior to the IPO. The net proceeds EAC received from this private placement were placed in the Trust Account. The Placement Warrants will become exercisable and transferable 30 days after the consummation of the Merger, and may be exercised for cash or on a “cashless” basis, at the holder’s option. We and our Sponsor have agreed that we will enter into a Placement Warrant Exchange Agreement for the exchange of the 390,000 Placement Warrants for an aggregate of 39,000 Placement Warrant Exchange Shares. The privately negotiated transaction under the Placement Warrant Exchange Agreement will close no earlier than 10 business days after the Expiration. If EAC is unable to consummate the Merger or fails to complete an initial business combination and is subsequently dissolved and liquidated, all of EAC’s Warrants, including the Placement Warrants, will expire worthless. The Placement Warrants had an aggregate market value of $97,500 based on the closing price of Warrants of $0.25 on October 12, 2012, the last date the Warrants traded.

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It is currently anticipated that Alan B. Menkes, our Chief Executive Officer and director, and James N. Mills, our Chairman of the Board, will both remain directors of EAC following the consummation of the Merger.

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If EAC liquidates prior to the consummation of an initial business combination, Messrs. Menkes, Oster, Mills and Dion will be personally liable to pay debts and obligations to vendors and other entities that are owed money by EAC for services rendered or products sold to EAC, or to any target business, to the extent such creditors bring claims that would otherwise require payment from monies in the Trust Account, but only if such entities did not execute a waiver (even if such waiver is subsequently found to be invalid and unenforceable). Based on EAC’s estimated debts and obligations, it is not currently expected that Messrs. Menkes, Oster, Mills and Dion will have any exposure under this arrangement in the event of a liquidation.

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If EAC is required to be liquidated and there are no funds remaining to pay the costs associated with the implementation and completion of such liquidation, the Sponsor has agreed to advance EAC the funds necessary to pay such costs and complete such liquidation (currently anticipated to be no more than approximately $30,000) and not to seek repayment for such expenses.

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Mr. Dion will enter into an employment agreement with EAC, to be effective upon the consummation of the Merger. See “Management of EAC Following the Transaction — Executive Compensation — Employment Agreements.”

Additionally, upon consummation of the Merger, the PrinceRidge Group LLC (“PrinceRidge”), the representative of the underwriters of EAC’s IPO, will be entitled to receive a $900,000 deferred corporate finance fee.

See “Certain Relationships and Related Party Transactions.”

Anticipated Accounting Treatment

For a discussion of the anticipated accounting treatment of the Merger, see the notes to “Unaudited Condensed Consolidated Pro Forma Financial Information.”

THE MERGER AGREEMENT

This section of the Offer to Purchase describes the material provisions of the Merger Agreement but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is annexed hereto as Annex I, and which is incorporated herein by reference. Security holders and other interested parties are urged to read the Merger Agreement in its entirety because it is the primary legal document that governs the Merger. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Merger Agreement.

The Merger Agreement has been included to provide information regarding the terms of the Merger. In your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances under which a party to the Merger Agreement may have the right to not close the Merger if, subject to the terms and conditions contained therein, the representations and warranties of another party prove to be untrue, and allocating risk between the parties to the Merger Agreement, rather than establishing matters of fact. The representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in the Offer to Purchase and the Annex.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of the Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty to the extent material to an investment decision have been included in the Offer to Purchase. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the disclosure schedules thereto, which such disclosure schedules are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to disclosures to stockholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. EAC and IDE do not believe that the disclosure schedules contain information that is material to an investment decision.

Structure of Transaction

Pursuant to the Merger Agreement, EAC, Merger Sub, IDE and the holders of the IDE’s common stock (each such person, a “Holder”) will engage in a series of procedural steps as outlined below pursuant to which IDE will become a wholly-owned subsidiary of EAC and the Holders will become stockholders of EAC. Although the following steps are explained in sequence, they are anticipated to be accomplished concurrently.

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In connection with the Merger Agreement, the Holders, in accordance with the terms and conditions of the Merger Agreement, will receive, upon the closing of the transactions contemplated by the Merger Agreement (the “Closing”), the Closing Consideration.

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In addition, 750,000 Common Shares have been reserved to be used as recourse for the Holders’ indemnification obligations arising under the Merger Agreement (the “Holdback Shares”) and will be issued in EAC’s name, subject to later release to the Holders as provided in the Merger Agreement (see “Indemnification” below).

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Upon closing of the transactions contemplated by the Merger Agreement, IDE will be merged with and into Merger Sub, with Merger Sub surviving the merger, by the filing of a Certificate of Merger with the Secretary of State of the State of Delaware. Upon the consummation of the Merger, the separate existence of IDE will thereupon cease and Merger Sub, as the surviving company in the merger, will continue its existence under the laws of the State of Delaware as a wholly owned subsidiary of EAC.

In addition to the Closing Consideration, the Holders will be entitled to receive, to the extent it becomes due and payable in accordance with the terms of the Merger Agreement, the Contingent Common Shares. The Contingent Common Shares are issuable upon EAC’s achievement of certain stock price targets or specified returns in a change in control transaction involving EAC, each as more fully described below. The Contingent Common Shares, the Holdback Shares and the Closing Consideration, as adjusted in accordance with the terms of the Merger Agreement, are referred to as the “Merger Consideration.”

Merger Consideration

In connection with the Merger and subject to the terms and conditions set forth in the Merger Agreement, each Holder will receive aggregate consideration consisting of: (a) at the Closing, his or her pro rata share (determined based on the number of shares of common stock of IDE held by each Holder) (“Pro Rata Share”) of (i) an amount in cash equal to (A) $20,000,000, plus (B) the amount of the Contingent Closing Cash Amount, if any (such resulting amount, the “Closing Cash Amount”), plus (ii) a number of Common Shares equal to (A) (1) the Aggregate Merger Consideration, minus the Closing Cash Amount, divided by (2) $10, minus (B) the Holdback Shares, plus (b) such Holder’s Pro Rata Share of the Contingent Common Shares, if and when earned, plus (c) such Holder’s Pro Rata Share of the Holdback Shares, if any remain upon Release of such Shares pursuant to the Merger Agreement. The number of Common Shares to be received by each Holder in connection with the Merger shall be rounded down to the nearest whole number.

“Contingent Closing Cash Amount” means (a) the amount, if any, by which (i) the sum of (A) the balance of the Trust Account, as of the Closing, plus (B) the aggregate net proceeds resulting from the offering of any equity securities of EAC between the date of the Merger Agreement and the Closing (without duplication of any such funds in the Trust Account as of Closing) exceed (ii) $50,000,000, multiplied by (b) 50%; provided, however, that the Contingent Closing Cash Amount shall not be (y) more than $10,000,000, nor (z) less than $0.

“Aggregate Merger Consideration” means (1) an amount equal to $87,500,000, plus (2) the amount of IDE’s cash as of the Closing, minus (3) the aggregate amount of IDE’s indebtedness as of the Closing, minus (4) the outstanding amount of third party fees and expenses payable by IDE, Representative, or any Holder incurred in connection with the Merger and change of control, closing or signing bonuses or severance or retention or similar payments or benefits payable as a result of the consummation of the Merger (“Holder Transaction Expense”), plus (5) the positive or negative amount of IDE’s Net Working Capital as of Closing. “Net Working Capital” means IDE’s current assets, minus IDE’s current liabilities, but excluding, in each case, (i) cash and restricted cash, (ii) any current portion of indebtedness or capital leases, (iii) accrued and unpaid interest expense, (iv) Holder Transaction Expenses, and (v) the current portion of any deferred tax assets and liabilities and any accrued or unpaid taxes.

Each share of IDE’s common stock outstanding immediately prior to the Closing will be converted into the right to receive at the Closing the consideration described above. From and after the Effective Time, the holders of certificates evidencing ownership of shares of IDE’s common stock (“Common Share Certificates”) outstanding immediately prior to the Effective Time will cease to have any rights with respect to such shares except as otherwise provided for herein or under applicable law.

If EAC’s trading price exceeds certain thresholds prior to the fifth anniversary of the Closing, EAC will issue up to 5,250,000 Common Shares to the IDE Holders, and if IDE attains certain performance thresholds, EAC will pay additional cash consideration (the “Contingent Common Shares”). Specifically:

•

if, prior to the fifth anniversary of the Closing, (i) EAC’s trading price exceeds $12.00 per share for any 20 trading days within any period of 30 consecutive trading days or (ii) a Change of Control Transaction occurs that values each Common Share at more than $12.00 per share, EAC will issue to the Holders 1,312,500 Common Shares; and

•

if, prior to the fifth anniversary of the Closing, (i) EAC’s trading price exceeds $13.50 per share for any 20 trading days within any period of 30 consecutive trading days or (ii) a Change of Control Transaction occurs that values each Common Share at more than $13.50 per share, EAC will issue to the Holders an additional 1,312,500 Common Shares; and

•

if, prior to the fifth anniversary of the Closing, (i) EAC’s trading price exceeds $15.00 per share for any 20 trading days within any period of 30 consecutive trading days or (ii) a Change of Control Transaction occurs that values each Common Share at more than $15.00 per share, EAC will issue to the Holders an additional 1,312,500 Common Shares; and

•

if, prior to the fifth anniversary of the Closing, (i) EAC’s trading price exceeds $17.00 per share for any 20 trading days within any period of 30 consecutive trading days or (ii) a Change of Control Transaction occurs that values each Common Share at more than $17.00 per share, EAC will issue to the Holders an additional 1,312,500 Common Shares.

If the Surviving Company’s net income for fiscal year 2013, excluding any extraordinary gains or losses, but adding back the amount reflected in their financial statements as expenses incurred for interest, income Taxes, depreciation, amortization of any intangible assets and amortization of financing or related fees, but only to the extent that such items were deducted in computing net income and calculated in accordance with the Agreed Accounting Principles, including any add-backs, deductions and allocations of overhead set forth therein (“2013 EBITDA”), exceeds $30,000,000, then EAC will pay to the Holders an amount equal to such excess, multiplied by 0.5 (but not more than $10,000,000, nor less than $0).

The allocation of the Merger Consideration between Cash Consideration and Share Consideration may be adjusted in certain circumstances. In the event that the balance of the Trust Account at Closing (as defined in the Offer to Purchase) plus the net proceeds of any equity offering by EAC consummated before Closing (without duplication of any such proceeds in the Trust Account as of Closing) exceeds $50.0 million, the Cash Consideration will be equal to $20.0 million plus 50% of such excess (the “Contingent Cash Consideration”), with the Contingent Cash Consideration capped at $10.0 million, and the number of EAC Common Shares issued to IDE stockholders will be reduced by an amount equal to the Contingent Cash Consideration divided by $10. To the extent EAC has excess proceeds from the Trust Account and/or its New Financing, it currently intends to use the proceeds from the Trust Account and any financing primarily for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters, paying down senior indebtedness and capital expenditures. It may also use a portion of the proceeds to expand IDE’s current business through acquisitions or investments in other complementary strategic businesses, products or technologies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of IDE – Liquidity and Capital Resources” and “Business of IDE – Business Strategy – Pursue Consolidation and Expansion through Acquisitions.”

Closing and Effective Time of the Transaction

The Closing will take place at the offices of Jones Day, located at 222 East 41st Street, New York, New York 10017, on the 2nd business day following the satisfaction or waiver of the conditions to the Closing set forth in Article II of the Merger Agreement entitled “Conditions to Merger” (other than conditions which are to be satisfied on the date of the Closing, which will be satisfied on the Closing Date).

Conditions to Closing of the Transaction

The obligations of the parties to the Merger Agreement to consummate the transactions contemplated therein are subject to the satisfaction (or waiver by each other party) of the following specified conditions (among others), set forth therein:

•

The Offer will have been concluded (subject to payment for Common Shares tendered) and no more than 5,520,000 Common Shares will have been validly tendered and not validly withdrawn prior to the expiration of the Tender Offer;

•	The applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if any, will have expired or been terminated;

•

No court or other Governmental Body will have issued, enacted, entered, promulgated or enforced any law or order (whether or not temporary or final and non-appealable, and that has not been vacated, withdrawn or overturned), restraining, enjoining or otherwise prohibiting the merger;

•	The Merger Agreement will not have been terminated; and

•	The Holders will have approved the Merger and the related transactions (“Holder Approval”).

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and the rules promulgated thereunder by the Federal Trade Commission (the “FTC”), the merger cannot be completed until each of EAC and IDE file a notification and report form with the FTC and the Antitrust Division of the Department of Justice under the HSR Act and the applicable waiting period has expired or been terminated. Each of EAC and IDE filed the notification and report form and, on November 9, 2012, received notice of early termination of the waiting period.

The obligations of EAC and Merger Sub to consummate the transactions contemplated by the Merger Agreement is subject to the satisfaction of the following conditions as of the Closing Date:

•

Each of the representations and warranties of IDE contained in Article 3 of the Merger Agreement that is (i) qualified as to or by Material Adverse Effect will be true and correct as of the Closing Date as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)) and (ii) not qualified as to or by Material Adverse Effect will be true and correct as of the Closing Date (without giving effect to any “material,” “materiality” or similar phrases) as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except where any failure of any such representation and warranty referred to in this clause (ii) to be true and correct has not had or will not have a Material Adverse Effect; provided, however, that the representations and warranties of IDE contained in the Company Fundamental Representations will be true and correct as of the Closing Date as if made anew as of such date in all material respects; provided, further, that the first sentence of Section 3.07 of the Merger Agreement will be true and correct as of the Closing Date as if made anew as of such date in all respects.

•	IDE will have performed in all material respects all of the covenants and agreements under the Merger Agreement that are required to be performed by them at or prior to the Closing;

•

IDE will have delivered to EAC a certificate, in a form reasonably satisfactory to EAC, executed by a duly authorized officer of IDE, dated as of the Closing Date, stating that the preconditions specified in subsections (i) and (ii) above as they relate to IDE have been satisfied;

•

IDE will have delivered to EAC a duly executed notice to the IRS prepared in accordance with the requirements of Treasury Regulations Sections 1.897-2(h)(2) and 1.1445-2(c)(3) that is reasonably acceptable to EAC and dated as of the Closing Date (the “FIRPTA Certificate”), along with written authorization for EAC to deliver such FIRPTA Certificate to the IRS on behalf of IDE upon the Closing of the merger;

•	IDE will have delivered to EAC evidence of termination of the agreements set forth on the Affiliated Transactions Schedule, in a form satisfactory to EAC;

•

IDE will have delivered to EAC payoff letters in a form reasonably satisfactory to EAC, with respect to the payoff amounts of the Indebtedness identified on the Indebtedness Pay-Off Schedule (the “Pay-Off Letters”);

•	IDE will have delivered to EAC consents of certain third parties listed on Schedule 2.02(c)(v) of the Merger Agreement in form and substance reasonably satisfactory to EAC;

•	IDE will have delivered to EAC the Registration Rights Agreement, duly executed by each Holder;

•	IDE will have delivered to EAC the Merger Lock-Up Agreement, duly executed by each Holder;

•

IDE will have delivered to EAC certified copies of the resolutions duly adopted by IDE’s board of directors authorizing the execution, delivery and performance of the Merger Agreement, the merger and the other agreements contemplated hereby, and the consummation of all transactions contemplated hereby and thereby; and the incumbency of the Persons signing the Merger Agreement on behalf of IDE;

•

IDE will have delivered to EAC (a) a certified copy of the certificate of incorporation or equivalent organizational document of IDE and each of its subsidiaries and (b) a certificate of good standing or equivalent certificate from the jurisdictions in which IDE and its subsidiaries are incorporated or formed, in each case, dated within 30 days of the Closing Date;

•	IDE will have delivered to EAC an agreement related to intellectual property and know-how from International Drilling Equipment Company, LLC, duly executed by the parties thereto;

•	IDE will have delivered to EAC amendments to certain real property leases between IDE and certain Holders, duly executed by the parties thereto;

•

IDE will have delivered to EAC the resignations, effective as of the Closing, from the boards of directors of IDE and its subsidiaries of each director so designated in writing by EAC not less than ten days prior to the Closing;

•

there will be no action, suit or proceeding pending against EAC, Merger Sub or IDE or any of their respective Affiliates by any Governmental Body (a) seeking to enjoin or make illegal, delay or otherwise restrain or prohibit the consummation of, or to have rescinded, the Merger Agreement; (b) seeking material damages in connection with the Merger Agreement; (c) seeking to compel IDE, EAC, Merger Sub or any Subsidiary of EAC to dispose of or hold separate any material assets as a result of the Merger Agreement; or (d) seeking to impose any criminal sanctions or liability on EAC, Merger Sub or IDE in connection with the Merger Agreement;

•	The employees set forth on Schedule 2.02(e) of the Merger Agreement will be employed by IDE and the Employment Agreements between any such individual and IDE, if any, remain in full force and effect;

•

Holders of no more than five percent (5.0%) of the aggregate outstanding shares of IDE common stock as of the Effective Time will have elected to exercise (and will not have withdrawn) dissenters’, appraisal or similar rights under Delaware law with respect to such shares; and

•

The balance of the Trust Account, together with the net proceeds resulting from any financing conducted in connection with the transactions contemplated by the Merger Agreement (without duplication of such funds in the Trust Account) shall be sufficient to pay the Closing Cash Consideration.

The obligations of IDE to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction of the following conditions as of the Closing Date:

•

Each of the representations and warranties set forth in Article 4 of the Merger Agreement will be true and correct as of the Closing Date as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except where any failure of such representation and warranty to be true and correct has not had a material adverse effect on EAC’s or Merger Sub’s ability to perform the transactions contemplated hereby;

•

Each of EAC and Merger Sub will have performed in all material respects all of its respective covenants and agreements under the Merger Agreement that are required to be performed by it at or prior to the Closing; and

•	EAC will have delivered to IDE each of the following:

•	a certificate of EAC executed by a duly authorized officer thereof, dated as of the Closing Date, stating that the preconditions specified in subsections (i) and (ii) hereof have been satisfied;

•

certified copies of the resolutions duly adopted by EAC’s board of directors (or equivalent governing body) and Merger Sub’s Managing Member authorizing the execution, delivery and performance of this Agreement, the Merger and the other agreements contemplated hereby, and the consummation of all transactions contemplated hereby and thereby and the Incumbency of the Persons signing the Merger Agreement on behalf of the Company; and

•

both a certified copy of the certificate of incorporation or equivalent organizational document of EAC and Merger Sub and a certificate of good standing or equivalent certificate from the jurisdictions in which EAC and Merger Sub are incorporated or formed, in each case, dated within 30 days of the Closing Date.

Termination

The Merger Agreement may be terminated, among other reasons, at any time prior to the earlier of the Effective Time or December 15, 2012, as follows:

•	by mutual written consent of EAC and IDE;

•

by either EAC or IDE if (i) the Merger has not been consummated or the closing conditions in the Merger Agreement have not been satisfied by December 15, 2012; (ii) the transactions contemplated by the Merger Agreement will violate any order of any court or Governmental Body that will have become final and non-appealable or (iii) there will be a law that makes the transactions contemplated by the Agreement illegal or otherwise prohibited;

•

by EAC if (i) there has been a material violation or material breach by IDE of any covenant, representation or warranty contained in the Merger Agreement which would prevent the satisfaction of any condition to the obligations of EAC and Merger Sub and such violation or breach has not been waived by EAC or, if capable of being cured, cured by IDE within 10 days after written notice thereof from EAC, (ii) more than a number of Common Shares equal to ninety-two percent (92%) of the IPO Shares (as defined in EAC’s certificate of incorporation as amended) have been tendered in connection with the Tender Offer, or (iii) if the Holder Approval is not delivered to EAC within 2 business days of the execution of the Merger Agreement; or

•

by IDE if there has been a material violation or material breach by EAC or Merger Sub of any covenant, representation or warranty contained in the Merger Agreement which would prevent the satisfaction of any condition to the obligations of IDE and such violation or breach has not been waived by IDE or, if capable of being cured, cured by EAC or Merger Sub within 10 days after written notice thereof by IDE.

Effect of Termination

In the event of the termination of the Merger Agreement by either EAC or IDE as provided above, the Merger Agreement will immediately become void and of no further force or effect; provided, however, that no such termination will relieve any party from liability for any prior fraud or intentional or willful breach of the Merger Agreement.

Fees and Expenses

Except as otherwise set forth in the Merger Agreement, all expenses incurred in connection with the Merger Agreement and the transactions contemplated hereby will be paid by the party incurring such expenses, whether or not the Merger Agreement or any other related transaction is consummated. Expenses include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment banks, financing sources, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of the Merger Agreement or any ancillary agreement related hereto, the preparation, filing, mailing and printing of the Tender Offer documents and all other matters related to the consummation of the Merger Agreement.

Tender Offer

The Merger Agreement obligates EAC to (subject to market conditions) conduct this tender offer pursuant to Rule 13e-4 and Regulation 14E (each, as modified, waived or otherwise agreed to with the SEC) of the Exchange Act. Through the Tender Offer, stockholders of EAC are being provided with the opportunity to redeem their Common Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less taxes, upon the consummation of the Merger Agreement. The obligation of EAC to purchase Common Shares validly tendered and not properly withdrawn pursuant to the Tender Offer will be subject to, among others, the condition that no more than 5,520,000 Common Shares may be validly tendered and not properly withdrawn pursuant to and prior to the expiration of the Tender Offer.

EAC may not waive the condition that no more than 5,520,000 Common Shares be validly tendered and not properly withdrawn prior to the Expiration Date, or the other Offer Conditions set forth in the Merger Agreement (except for conditions to be satisfied by IDE and/ or Holders) without the consent of IDE and the Holders and, unless agreed to by the parties to the Merger Agreement or required by the SEC. Furthermore, EAC may not waive any failure by a holder to validly tender his, her Common Shares prior to the expiration of the tender offer, without the prior written consent of the Holders. Notwithstanding the foregoing, EAC may, without the consent of IDE and the Holders, (i) extend the Offer for one or more period(s) beyond the scheduled expiration date, which initially will be no earlier than twenty (20) Business Days following the commencement of the tender offer (the “Initial Expiration Date”), if, at any scheduled expiration of the tender offer, the conditions set forth in the Merger Agreement, have not been satisfied or waived, or (ii) extend or amend the tender offer for any period (the Initial Expiration Date as extended, the “Expiration Time”) required by any rule, regulation or interpretation of the SEC, or the staff thereof, applicable to the Tender Offer.

EAC will not terminate the Offer prior to any scheduled Expiration Time without the prior consent of IDE except in the event the Merger Agreement is terminated pursuant to the terms thereof.

Representations and Warranties

The Merger Agreement contains a number of representations that each of EAC and IDE have made to each other. These representations and warranties, among others, relate to the following with respect to IDE, its business and the Holders, as applicable: (i) Organization and Corporate Power; (ii) Authorization; Valid and Binding Agreement; (iii) Capital Stock; (iv) Subsidiaries; (v) No Breach; (vi) Financial Statements; Books and Records; (vii) Absence of Certain Developments; (viii) Title to Properties; (ix) Taxes; (x) Contracts and Commitments; (xi) Intellectual Property; (xii) Litigation; (xiii) Employee Benefit Plans; (xiv) Insurance; (xv) Compliance with Laws; (xvi) Environmental Compliance and Conditions; (xvii) Affiliated Transactions; (xviii) Employment and Labor Matters; (xix) Brokerage; (xx) Customers and Suppliers; (xxi) Accounts Receivable; (xxii) Product Warranty and Product Liability; (xxiii) Sufficiency of Assets; (xxiv) Inventory; (xxv) Certain Payments and (xxvi) Information, and relate to the following with respect to Parent and Merger Sub: (i) Organization and Power; (ii) Authorization; Valid and Binding Agreement; (iii) No Breach; (iv) Consents; (v) Litigation; (vi) Brokerage; (vii) Merger Sub; (viii) SEC Reports and Financial Statements; (ix) Certain Parent Representations and (x) Rule 14d-10(d) Matters.

Certain of the representations and warranties are qualified by materiality or Material Adverse Effect (as defined in the Merger Agreement).

Covenants of the Parties

The parties to the Merger Agreement have agreed, during the period from the date of the Merger Agreement until the Closing or the earlier termination of the Merger Agreement, which is referred to herein as the “Executory Period,” except with the prior written consent of EAC, IDE will use its commercially reasonable efforts, and cause its Subsidiaries, to (i) carry on each of its and its Subsidiaries’ businesses according to its ordinary course of business and substantially in the same manner as conducted prior to the date of the Merger Agreement; (ii) preserve and protect and cause its Subsidiaries to preserve and protect their respective assets, properties, organization (including key officers and employees), goodwill and business relationships; (iii) cause all transactions between it and/or its Subsidiaries, on the one hand, and third parties, on the other hand, to take place on arm’s length terms; (iv) maintain insurance coverage on such terms and in such amounts substantially as maintained on the date of the Merger Agreement; and (v) comply in all material respects with all applicable laws, orders, codes, licenses, regulations and ordinances of any Governmental Body.

The parties to the Merger Agreement have agreed that, during the period Executory Period, except as otherwise expressly provided for in the Merger Agreement or consented to in writing by EAC, IDE will not, and will not permit any of its Subsidiaries to, (i) other than the borrowing of amounts pursuant to IDE’s current revolving credit facility with PNC Bank N.A., incur or commit to incur any indebtedness; or (ii) take any action or refrain from taking any action that, if taken or not taken prior to the date hereof, would be required to disclosed pursuant to Section 3.07, “Absence of Certain Developments”.

The parties to the Merger Agreement have agreed, during the Executory Period, IDE will provide, and will cause its Subsidiaries to provide, EAC and its representatives, advisors and prospective financing sources and each of their respective representatives (“Parent’s Representatives”) with access during normal business hours and upon reasonable notice to the offices, employees, properties, Tax Returns, Tax workpapers and books and records of IDE and its Subsidiaries as it reasonably requests, and IDE will use reasonable efforts to cause its and its Subsidiaries’ employees and representatives to cooperate with EAC and EAC’s Representatives in connection with EAC’s access to the foregoing.

IDE is also required to use reasonable best efforts to cause the conditions to EAC’s obligations to consummate the transactions contemplated by the Merger Agreement to be satisfied and to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary to consummate the transactions contemplated by the Merger Agreement as soon as reasonably possible after the satisfaction of the conditions to IDE’s obligations to consummate the transactions contemplated by the Merger Agreement (other than those to be satisfied at the Closing).

During the Executory Period, IDE is prohibited from taking, and is required to use reasonable best efforts to cause its Subsidiaries, Affiliates, directors, officers, employees and advisors not to take, (and may not permit any other Person on its or their behalf to take) any action to, directly or indirectly, solicit, encourage, facilitate, initiate or engage in discussions or negotiations with, or provide any information to, any Person (other than EAC, Merger Sub and EAC’s representatives) concerning any purchase of Common Shares or other equity securities, any merger or consolidation, tender offer or exchange offer involving IDE or its Subsidiaries, any sale of substantially all of the assets of IDE or any of its Subsidiaries, any reorganization, recapitalization, liquidation, dissolution or other similar transaction involving IDE or its Subsidiaries (other than assets sold in the ordinary course of business) (an “Acquisition Proposal”). IDE is required to promptly notify EAC upon receipt of any Acquisition Proposal.

During the Executory Period, IDE is required, as promptly as reasonably practicable, to disclose to EAC in writing (in the form of updated disclosure schedules) any development, fact, circumstance, occurrence or non-occurrence causing a material breach of any of IDE’s representations and warranties contained in Article 3 of the Merger Agreement and of any material breach of the covenants, conditions or agreements in the Merger Agreement made by IDE. Such disclosures will amend and supplement the disclosure schedules delivered with the Merger Agreement, but will not amend or supplement such disclosure schedules for purposes of (i) EAC’s conditions to closing set forth in Section 2.02(a) of the Merger Agreement, (ii) EAC’s ability to terminate the Merger Agreement pursuant to Section 7.01(b) of the Merger Agreement, or (iii) the EAC Indemnitees’ ability to seek indemnification pursuant to Article 8 of the Merger Agreement.

IDE and its Subsidiaries are required to use commercially reasonable efforts to, and are required to cause their respective officers, employees, representatives and advisors, including legal, financial and accounting advisors, to use commercially reasonable efforts to, provide such cooperation as is reasonably requested by EAC in connection with obtaining or closing any financing transaction contemplated by EAC in connection with the consummation of the transactions contemplated by the Merger Agreement. EAC is obligated to, promptly upon request by IDE, reimburse IDE for all reasonable out-of-pocket costs incurred by IDE in connection with such cooperation. IDE is obligated to notify EAC promptly if it restates or intends to restate any historical financial statements of IDE, in whole or in part, or otherwise indicates its intent or the need to restate any of the financial statements included in clause (ii) above, or that any such restatement is under consideration.

Prior to the Closing, subject to certain limitations, IDE shall purchase a directors’ and officers’ liability insurance coverage for IDE’s officers and directors on terms reasonably acceptable to EAC that will provide such officers and directors with coverage for at least six (6) years following the Effective Time of not less than the existing coverage and have other terms not materially less favorable to the insured Persons than the directors’ and officers’ liability insurance coverage presently maintained by the IDE.

Under the Merger Agreement, we are obligated to use our reasonable best efforts to repurchase the options to purchase up to 600,000 units of EAC (with each unit consisting of one Common Share and one warrant to purchase one Common Share, which we sold to PrinceRidge Group LLC (“PrinceRidge”). We will purchase the options to purchase units no earlier than the 11th business day after the closing of the Offer.

Indemnification

Under the Merger Agreement, from and after the Closing, the Holders are obligated to indemnify EAC, Merger Sub and their affiliates and each of their respective officers, directors, stockholders, employees, agents, representatives, successors and assigns (among others) (collectively, “EAC Indemnitee”) from and against any losses attributable or arising or resulting from (i) any breach of any representation or warranty of IDE contained in Article 3 of the Merger Agreement, (ii) any breach of any covenant of IDE or any Holder contained in the Merger Agreement, (iii) certain Tax liabilities, including those of IDE or any Subsidiary relating to any period prior to the Closing and (iv) any of the matters disclosed on IDE’s Product Warranty and Product Liability Schedule (or any circumstances, facts or omissions giving rise to such matters). From and after the Closing, EAC is required to indemnify each Holder, each Holder’s Affiliates and each of their respective officers, directors, managers, employees, stockholders, Holders, partners, agents, representatives, successors and assigns for all losses attributable to, or arising or resulting from (a) a breach of any representation or warranty of EAC or Merger Sub set forth in Article 4 of the Merger Agreement and (b) any breach of any covenant of EAC or Merger Sub contained in the Merger Agreement.

No EAC Indemnitee will be entitled to any indemnification for a Loss if, with respect to any individual item of loss, such item is less than $25,000, other than with respect to any Losses arising out of any Excluded Tax Liabilities or the breach of any Company Tax Representations or Company Employee Benefit Plan Representations. Other than with respect to any losses arising out of the breach of any Company Fundamental Representations, Company Tax Representations or Company Employee Benefit Plan Representations, no EAC Indemnitee will be entitled to any indemnification with respect to a breach of any representation or warranty of EAC unless the aggregate of all losses relating to breaches of such representations, warranties and covenants would exceed on a cumulative basis an amount equal to $1,000,000, at which point EAC Indemnitees will be entitled to indemnification from the first dollar of such losses. The aggregate indemnification obligations of the Holders with respect to any claim of the EAC Indemnitees arising out of the breach of (a) any representation or warranty of the Company (other than Company Fundamental Representations, Company Employee Benefit Plan Representations or Company Tax Representations (the “Excluded Representations”) is limited to $7,500,000 and (b) any Excluded Representation in the amount equal to the Aggregate Merger Consideration. The EAC Indemnitees’ and the Holders’ indemnification obligations with respect to (y) breaches of representations and warranties (other than Excluded Representations) terminate on the date that is 18 months following the Closing and (z) breaches of the Company’s tax, intellectual property, employee benefit plan and environmental compliance representations and warranties, certain Tax obligations and representations relating to certain information provided by IDE to EAC survive until 60 days after the termination of the applicable statute of limitations. The aggregate indemnification of EAC Indemnitees payable by any single Holder is limited to that portion of the Aggregate Merger Consideration that was received by such Holder in exchange for its Common Shares.

750,000 of the Company Shares to be issued to the Holders at Closing will actually be issued in the name of EAC, for the benefit of the Holders and to satisfy any indemnification claims of EAC pursuant to Article 8 of the Merger Agreement (the “Holdback Shares”). Upon final resolution of any such indemnification claim, a number of Holdback Shares equal to the final amount of loss representing such claim, divided by EAC’s trading price as of the close of business on the date initial notice of such claim is made, would be released to EAC for cancellation. 18 months following Closing, the remaining Holdback Shares, if any, would be released to the Holders (net of any Holdback Shares necessary to satisfy any pending indemnification claims of EAC).

Trust Account Waiver

IDE has represented and warranted, and each Holder in a Letter of Transmittal to be delivered in connection with the Transaction will represent and warrant, that it has read the Prospectus and understands that EAC established the Trust Account and the monies in the Trust Account, including any proceeds therefrom, may only be distributed as provided in the Prospectus. For and in consideration of EAC agreeing to enter into the Merger Agreement, IDE agreed, and each Holder, in its Letter of Transmittal, will agree, IDE and Holders do not now have, and will not at any time have, any right, title, interest or claim of any kind in or to any monies in the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship among IDE and Holders, on the one hand, and EAC, on the other hand, the Merger Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to as the “Trust Claims”). IDE has irrevocably waived, and each Holder will in its Letter of Transmittal irrevocably waive, any Trust Claims they may have, now or in the future, and will not seek recourse against, the Trust Account for any reason whatsoever in respect thereof.

Regulatory Matters

IDE and EAC are required to make applicable filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and to comply with any additional requests for information related thereto.

RELATED AGREEMENTS

Employment Agreements

As a condition to closing the Merger, IDE is required to deliver amended and restated employment agreements executed by Messrs. Cope, Dodson, Storm and Beebe. These agreements will govern the terms and conditions of the executives’ employment after the Merger. A summary of the terms of the amended and restated employment agreements can be found below under the heading “Management of EAC Following the Transaction – Executive Compensation – Employment Agreements.”

Lock-Up Agreements

As a condition to Closing, each Holder is required to deliver a lock-up agreement (the “Merger Lock-up Agreements”) such that, subject to the terms and conditions of such agreements, all Share Consideration owned by such Holders will not be transferable until 12 months after the Closing (subject to certain exceptions, including certain transfers by gift, will or intestate succession).

IDE Registration Rights Agreement

The following describes the registration rights of certain former IDE stockholders pursuant to the Registration Rights Agreement that will be entered into by the Company and the Holders party thereto in connection with the Merger.

Demand Registration Rights

At any time and from time to time following the date of Closing (the “Closing Date”), Holders who own at least 25% of then outstanding securities that are subject to the Registration Rights Agreement (the “Registrable Securities”) may make a written demand for registration (“Demand Registration”) of at least 15% of the then outstanding number of Registrable Securities. We will notify all holders of Registrable Securities of the Demand Registration and such holders will be entitled to include their Registrable Securities in the Demand Registration registration statement. We will be required to file the Demand Registration registration statement within 60 days after receipt of the request and use our reasonable best efforts to cause the registration statement to become effective. We are only obligated to register securities pursuant to a Demand Registration once.

Form S-3 Registration Rights

When we become qualified to file registration statements on Form S-3, any party which may demand registration of their securities, may request that the registration be made on Form S-3. We will be required to file the Form S-3 within 30 days of the request. However, we are not required to register securities if the aggregate amount to be sold to the public is less than $10,000,000.

Piggyback Registration Rights

If, at any time on or after the Closing Date, we propose to file a registration statement with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity security, for our own account or for the account of stockholders of the Company, we will provide holders of Registrable Securities with the right to include their shares in the registration statement. These piggy-back registration rights are subject to certain exceptions set forth in the Registration Rights Agreement.

Expenses of Registration

We will be required to bear the registration expenses, except for incremental selling expenses relating to the sale of the securities, such as underwriting commissions and discounts and brokerage fees, marketing costs and any reasonable fees and expenses of any legal counsel representing an individual holder, associated with any registration of Registrable Securities.

Termination of Registration Rights

The Registration Rights Agreement will terminate two years from the date when there are no more Registrable Securities.

Voting Agreement

The Holders and the Sponsor will enter into a Voting Agreement at the Closing, pursuant to which the Holders, on the one hand, and the Sponsor, on the other hand, will agree to vote for each other’s nominees to the Company’s Board of Directors.

The board of directors will consist of two classes of directors, with Class I, with terms expiring at the 2013 annual meeting, consisting of Richard Dodson, IDE’s President and Chief Operating Officer, and two independent directors (one appointed by each of EAC and IDE pursuant to the Voting Agreement) and Class II, with terms expiring at the 2014 annual meeting, consisting of Alan B. Menkes, EAC’s Chief Executive Officer; James N. Mills, EAC’s Chairman; and Stephen Cope, IDE’s Chief Executive Officer.

International Assignment

As a condition to closing the Merger, IDE is required to deliver a certain intellectual property and know-how assignment agreement, by and between International Drilling Equipment Company, LLC, a Texas limited liability company (“International”), and IDE, pursuant to which International will transfer to IDE certain intellectual property and technology related to oil and gas drilling rig design and development methods (the “International Technology”). The purpose of the International Assignment is to transfer the subject intellectual property to IDE following the termination of that certain license agreement between International and IDE (the “International Agreement”). For additional information related to the International Agreement, see “Certain Relationships and Related Party Transactions-International Agreement.”

Lease Amendments

Pursuant to written leases, IDE and certain of its Subsidiaries lease real property used in connection with IDE’s business from affiliates of Stephen Cope. At the Closing, the lessors and lessees with respect to such real property leases will enter into amendments with respect to such real property that, among other things extend the terms of such leases. Such lease amendments will also give IDE the option to purchase such facilities from their current owners for a period of one year after the Closing.

Letters of Transmittal

At or prior to the Closing, each Holder will deliver to EAC a Letter of Transmittal that will, among other things, provide certain representations and warranties of such Holder with respect to its common stock of IDE, the acknowledgements with respect to the Trust Account Waiver described above, acknowledgements that EAC is entitled to indemnification for the matters described in Article 8 of the Merger Agreement and releasing claims the Holders may have against EAC and the EAC Indemnitees.

Financial Advisor Engagements

TudorPickering Engagement

Pursuant to a letter agreement dated September 21, 2012, EAC engaged Tudor, Pickering, Holt & Co. Advisors, LLC and its affiliates (“TudorPickering”) to act as its exclusive financial advisor with respect to (i) a business combination transaction involving IDE, RWI and various other target companies (each, a “TudorPickering Transaction”) and (ii) EAC’s proposed offering of equity securities or unsecured or subordinated-secured debt securities (any such offering of securities, a “TudorPickering Offering”). As compensation for its services, EAC has agreed to pay TudorPickering (i) an advisory fee equal to the greater of (A) 1.5% of the aggregate consideration paid by EAC for IDE, plus 1.0% of the aggregate consideration paid for any other target companies and (B) $1.5 million, in each case payable at the closing of any such TudorPickering Transaction and (ii) a capital raise fee equal to 2.0% of the first $50.0 million of gross proceeds raised in a TudorPickering Offering plus 4.0% of any additional gross proceeds thereafter. EAC has also agreed to pay TudorPickering a minority investment fee for other business combination transactions. In the event an agreement relating to a TudorPickering Transaction is entered into but the transaction is not consummated and EAC received a termination, breakup or similar fee, EAC has agreed to pay TudorPickering a breakup fee equal to the lesser of (x) 25% of the fair market value of any such breakup fee received by EAC or (y) the aggregate compensation that TudorPickering would have received if such transaction had been consummated. EAC has agreed to reimburse TudorPickering for all out reasonable and documented out-of-pocket expenses resulting from its engagement, up to a maximum of $50,000 in the aggregate. If the Merger is consummated upon the terms described in this Offer to Purchase, TudorPickering is expected to receive approximately $1.5 million, assuming no TudorPickering Offering.

Bradley Woods Engagement

Pursuant to a fee agreement dated July 27, 2011, EAC engaged Bradley Woods & Co. Ltd. (“Bradley Woods”) to act as its financial advisor whereby Bradley Woods agreed to try to find acquisition and investment opportunities that met EAC’s investment criteria. The engagement will continue until the Trust Account is liquidated or the engagement is earlier terminated by the parties. In the event Bradley Woods introduces EAC to a transaction that EAC closes, EAC agreed to pay a cash fee to Bradley Woods equal to the greater of $250,000 or a percentage of the total enterprise value, as further described in the agreement. If the Merger is consummated upon the terms described in this Offer to Purchase, Bradley Woods is expected to receive $975,000.

TerraNova Capital Partners Engagement

Pursuant to a letter agreement dated February 28, 2012, IDE has engaged TerraNova Capital Partners Inc. (“TNCP”) and its affiliates as its financial advisor and investment banker. Pursuant to such agreement, TNCP is entitled to (i) a $15,000 consulting fee for assisting with offering documentation in connection with a potential financing, which was paid upon entry into the letter agreement, (ii) a cash placement fee equal to 3.0% of any gross proceeds received by IDE in connection with a financing that includes equity securities, (iii) a cash placement fee equal to 2.0% of any gross proceeds received by IDE in connection with a financing that includes debt securities, and (iv) 2.5% of the consideration or value received by IDE or its stockholders in any merger, consolidation, acquisition, joint venture or similar arrangement with any party introduced to IDE, directly or indirectly, by TNCP. If the Merger is consummated upon the terms described in this Offer to Purchase, TNCP is expected to receive an amount equal to 2.5% of each of the Merger Consideration, the Cash Earnout and the value of the Contingent Common Shares issued.

PrinceRidge Engagement

Pursuant to a letter agreement dated November 16, 2012, EAC engaged The PrinceRidge Group LLC (“PrinceRidge”) to act as its financial advisor in connection with the Merger. Pursuant to the letter agreement, PrinceRidge is entitled to a $25,000 consulting fee for advising EAC concerning matters related to the Merger, to be paid upon consummation of the Merger. The consulting fee will be in addition to the $900,000 deferred corporate finance fee that PrinceRidge is entitled to receive upon consummation of the Merger as compensation for its services as an underwriter in EAC’s initial public offering. EAC also agreed to reimburse PrinceRidge for reasonable and documented out-of-pocket costs and expenses related to the Merger for up to a maximum of $10,000.

THE OFFER

Number of Common Shares; Purchase Price; No Proration

Number of Common Shares

Upon the terms and subject to certain conditions of the Offer, we will purchase up to 5,520,000 Common Shares validly tendered and not properly withdrawn, in accordance with “Withdrawal Rights” described below, before the Expiration Date, at a Stock Purchase Price of $10.20 per share, net to the sellers in cash, without interest, for a total Purchase Price of up to $56,304,000, as further described below under the heading “Stock Purchase Price”.

The Offer is not conditioned on any minimum number of Common Shares being tendered. The Offer is, however, subject to certain other conditions, including a Maximum Tender Condition, the Merger Condition and the Financing Condition. See “The Offer — Conditions of the Offer.”

Only Common Shares validly tendered and not properly withdrawn will be purchased pursuant to the Offer. All Common Shares tendered and not purchased pursuant to the Offer will be returned to the tendering security holders at our expense promptly following the Expiration Date.

Stock Purchase Price

The Stock Purchase Price is $10.20 per share. The Stock Purchase Price has been calculated based on the requirement in our Certificate of Incorporation that the redemption price payable per Common Share will be equal to the amount in the Trust Account as of two business days prior to the date of the commencement of the tender offer plus interest accrued from and after such date until two business days prior to the consummation of the Merger, less franchise and income taxes payable and less any interest that EAC may withdraw in accordance with the terms of the Trust Agreement for working capital requirements, divided by the total number of Common Shares sold as part of the units in our IPO but in no event less than $10.20 per share. We do not expect that $10.20 per Common Share will exceed the Trust Account balance plus accrued interest even if the Merger is consummated on December 15, 2012. As of September 30, 2012, the Trust Account balance was $61,234,700, which exceeds the minimum $10.20 per Common Share redemption price. In accordance with the terms of our Certificate of Incorporation and the trust agreement related to the Trust Account, prior to two business days prior to the consummation of the Merger, we intend to withdraw interest from the Trust Account for working capital purposes. Following the withdrawal, the Trust Account balance will approximate $10.20 per Common Share. Under the terms of our Certificate of Incorporation and the Merger Agreement, we are required to conduct the Offer in accordance with the terms of Article IX of our Certificate of Incorporation, including the requirement related to the Stock Purchase Price. See “The Offer-Extension of the Offer; Termination; Amendment.”

No Proration

There will be no proration in the event of over-subscription of the Offer.

The Offer is subject to certain conditions, including the Maximum Tender Condition that no more than 5,520,000 Common Shares are validly tendered and not properly withdrawn prior to the Expiration Date and the Merger Condition. Accordingly, if any of the Merger Condition or the Maximum Tender Condition has not been satisfied, we will extend or terminate the Offer. See “The Merger Agreement — Conditions to Closing” for a description of conditions to closing the Merger.

In order for the Merger to be consummated, no more than 5,520,000 Common Shares can be validly tendered and not properly withdrawn pursuant to the Offer. If more than 5,520,000 Common Shares are validly tendered and not properly withdrawn we will terminate or extend the Offer. Accordingly, we will not offer proration in the Offer. If we terminate the Offer, we will NOT: (i) purchase any Common Shares pursuant to the Offer or (ii) consummate the Merger in accordance with the terms of the Merger Agreement, and we will promptly return all Common Shares delivered pursuant to the Offer.

The Offer to Purchase and the Letter of Transmittal for the Common Shares will be mailed to record holders of the Common Shares and will be furnished to brokers, dealers and other nominee security holders and similar persons whose names, or the names of whose nominees, appear on EAC’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Common Shares.

Purpose of the Offer; Certain Effects of the Offer

EAC, IDE and the other parties thereto executed the Merger Agreement on October 19, 2012, which provides for the acquisition of IDE by EAC for consideration consisting of cash and securities. In connection with the announcement of the Merger, EAC announced that it would offer to purchase up to 5,520,000 of its outstanding Common Shares as contemplated by the Offer to Purchase. The Offer provides our security holders an opportunity to redeem their Common Shares for a pro-rata portion of our Trust Account as required by our Certificate of Incorporation, and as disclosed in the prospectus for our IPO.

Each of our Sponsor, officers and directors has agreed not to tender any of their Common Shares pursuant to the Offer.

Our intention is to consummate the Merger with IDE. Our board of directors has unanimously (i) approved the Offer, (ii) declared the advisability of the Merger and approved the Merger Agreement and the transactions contemplated by the Merger Agreement, (iii) determined that the Merger is in the best interests of the stockholders of EAC and if consummated would constitute our initial business transaction pursuant to our Certificate of Incorporation and (iv) determined that the acceptance of the Offer is not in the best interests of the Stockholders of EAC. If you tender your Common Shares into the Offer, you will not be participating in the Merger because you will no longer hold such Common Shares in EAC, which will be the public holding company for the operations of IDE following the consummation of the Merger. Further, if more than 5,520,000 Common Shares are validly tendered and not properly withdrawn, we will not be able to consummate the Merger with IDE. Therefore, our board of directors unanimously recommends that you do not accept the Offer with respect to your Common Shares. The members of our board of directors will directly benefit from the Merger and have interests in the Merger that may be different from, or in addition to, the interests of EAC security holders. See “The Transaction — Certain Benefits of EAC’s Officers and Directors and Others in the Transaction.” You must make your own decision as to whether to tender your Common Shares pursuant to the Offer and, if so, how many Common Shares to tender. In doing so, you should read carefully the information in the Offer to Purchase and in the Letter of Transmittal, including the purposes and effects of the Offer. You should discuss whether to tender your Common Shares with your broker, if any, or other financial advisor.

Certain Effects of the Offer

We expect that $56,304,000 will be required to purchase shares tendered in the Offer, if the Offer is fully subscribed, and up to an additional $3.5 million will be required to pay fees and expenses specifically related to the Offer, including costs for legal, accounting, printing and EDGAR filings, services of the Information Agent and Depositary for distribution and handling of Offer materials and other services related to the Offer. Assuming the Offer and Merger are successfully completed, we believe that our anticipated financial condition and cash flow from operations and access to capital will continue to provide us with adequate financial resources to meet our working capital requirements and to fund capital expenditures as well as to engage in strategic activities.

Our securities are currently quoted on the OTC Bulletin Board. Our securities are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our stockholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of our stockholders. We believe that our purchase of Common Shares pursuant to the Offer will not result in the Common Shares becoming eligible for termination of registration under the Exchange Act, and we have no intention to terminate such registration following the Offer.

Common Shares acquired pursuant to the Offer will be held as treasury shares, subject to future issuance by EAC unless otherwise retired.

Following the consummation of the Merger, EAC may decide to consider whether or not it makes sense to explore the elimination of the then outstanding Warrants, whether by means of a tender offer or exchange offer. EAC may decide to consider such action at that time, based upon a variety of factors, including, but not limited to: how many stockholders of EAC actually tender in the Offer, the growth plans of the combined company, capital market conditions, the price of EAC’s securities and working capital needs. EAC is not required to consider or take any such action and may decide not to consider or to take such action.

Except as disclosed in the Offer to Purchase, including without limitation under the heading “The Merger Agreement” of the Offer to Purchase, EAC and IDE currently have no active plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving EAC, IDE or any of their subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of EAC, IDE or any of their subsidiaries;

•	any material change in EAC’s or IDE’s present dividend rate or policy, indebtedness or capitalization;

•	any other material change in IDE’s business;

•	any class of equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•

the acquisition by any person of any material amount of additional securities of EAC or IDE, or the disposition of any material amount of securities of EAC or IDE, other than the exchange of its Placement Warrants discussed elsewhere herein; or

•	any changes in the Certificates of Incorporation or by-laws.

Notwithstanding the foregoing, we reserve the right to change our plans and intentions at any time, as we deem appropriate.

Procedures for Tendering Shares

Valid Tender of Common Shares

For a stockholder to make a valid tender of Common Shares under the Offer, the Depositary must receive, at its address set forth on the back cover of the Offer to Purchase, and prior to the Expiration Date, the certificates for the Common Shares you wish to tender, or confirmation of receipt of the Common Shares pursuant to the procedure for book-entry transfer described below, together with a validly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined below) in the case of a book-entry transfer, and any other required documents.

If a broker, dealer, commercial bank, trust company or other nominee holds your Common Shares, you must contact your broker or nominee to tender your shares. It is likely they have an earlier deadline for you to act to instruct them to tender shares on your behalf. We urge stockholders who hold Common Shares through nominees to consult their nominees to determine whether transaction costs may apply if stockholders tender shares through the nominees and not directly to the Depositary.

Units

The Offer is only for Common Shares. No units tendered will be accepted and will be promptly returned. We have outstanding units comprised of a Common Share and a Warrant. You may tender Common Shares that are included in units, but to do so you must separate such Common Shares from the units prior to tendering them. Warrants tendered will not be accepted and will be promptly returned.

To separate your Common Shares from the units, you must instruct your broker to do so for units held by a broker, dealer, commercial bank, trust company or other nominee on your behalf. Your broker must send written instructions by facsimile to our transfer agent, Continental Stock Transfer & Trust Company, Attention: Joel Kass at (212) 616-7617. Such written instructions must include the number of units to be split and the nominee holding such units. Your broker must also initiate electronically, using Depository Trust Company’s (“DTC”) DWAC (Deposit Withdrawal at Custodian) System, a withdrawal of the relevant units and a deposit of an equal number of Common Shares. This must be completed far enough in advance of the Expiration Date of the Offer to permit your broker to tender into the Offer the shares received upon the split up of the units. You may instruct your broker to do so, or if you hold units registered in your own name, you should contact jkass@continentalstock.com at our Transfer Agent directly and instruct him to do so. While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Common Shares to be separated in a timely manner before the Offer expires you may not be able to validly tender your Common Shares prior to the expiration of the Offer.

If you hold units registered in your own name, you must deliver the certificate for such units to our transfer agent, Continental Stock Transfer & Trust Company at 17 Battery Place, 8th Floor, New York, New York 10004, Attention: Joel Kass, with written instructions to separate such units into Common Shares. This must be completed far enough in advance of the Expiration Date of the Offer to permit the mailing of the certificates for Common Shares back to you so that you may then tender into the Offer the certificates received upon the split up of the units.

Signature Guarantees

No signature guarantee will be required on a Letter of Transmittal if:

(i) the registered holder of the Common Shares (including, for purposes hereof, any participant in DTC whose name appears on a security position listing as the owner of the Common Shares) tendered and the holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

(ii) Common Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or an “eligible guarantor institution,” as the term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing constituting an “eligible institution”). See Instruction 1 to the Letter of Transmittal applicable to the Common Shares.

Except as described above, all signatures on any Letter of Transmittal for securities tendered must be guaranteed by an eligible institution. If a certificate is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or securities not purchased or tendered are to be issued and returned, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder or owner appears on the certificate, with the signatures on the certificate guaranteed by an eligible institution.

In all cases, payment for securities tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for the Common Shares tendered (or a timely confirmation of the book-entry transfer of the securities into the Depositary’s account at DTC, as described above), a properly completed and duly executed Letter of Transmittal including any required signature guarantees, or an Agent’s Message (as defined below) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

Method of Delivery

The method of delivery of all documents, including certificates for Common Shares, the Letter of Transmittal and any other required documents, is at the sole election and risk of the tendering security holder. Common Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If delivery is by mail, we recommend registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Delivery

For purposes of the Offer, the Depositary will establish an account with respect to the Common Shares at DTC within two business days after the date of the Offer to Purchase. Any financial institution that is a participant in DTC’s system may make book-entry delivery of securities by causing DTC to transfer those securities into the Depositary’s account in accordance with DTC’s procedures for that transfer. Although delivery of securities may be effected through a book-entry transfer into the Depositary’s account at DTC, a properly completed and duly executed Letter of Transmittal with any required signature guarantees, or an Agent’s Message, and any other required documents must be transmitted to and received by the Depositary at its address on the back cover of the Offer to Purchase before the Expiration Date. For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday, or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

The confirmation of a book-entry transfer of shares into the Depositary’s account at DTC is referred to herein as “book-entry confirmation.” Delivery of documents to DTC in accordance with DTC’s procedures will not constitute delivery to the Depositary.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a book-entry confirmation, stating that DTC has received an express acknowledgement from the DTC participant tendering shares that such DTC participant has received and agrees to be bound by the terms of the Letter of Transmittal and that EAC may enforce such agreement against the DTC participant.

Return of Unpurchased Common Shares

If any tendered securities are not purchased, or if less than all Common Shares evidenced by a security holder’s certificates are tendered, certificates for unpurchased Common Shares will be returned promptly after the expiration or termination of the Offer or, in the case of securities tendered by book-entry transfer at DTC, the securities will be credited to the appropriate account maintained by the tendering security holder at DTC, in each case without expense to the security holder.

Tendering Stockholders’ Representations and Warranties; Tender Constitutes an Agreement

It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person acting alone or in concert with others, directly or indirectly, to tender securities for such person’s own account unless at the time of tender and at the Expiration Date such person has a “net long position” within the meaning of Rule 14e-4 promulgated under the

Exchange Act, in the securities or equivalent securities at least equal to the securities being tendered and will deliver or cause to be delivered such securities for the purpose of tendering to us within the period specified in the Offer. A tender of securities made pursuant to any method of delivery set forth herein will constitute the tendering security holder’s acceptance of the terms and conditions of the Offer, as well as the tendering security holder’s representation and warranty to us that (i) such security holder has a “net long position” in securities or the equivalent securities at least equal to the securities being tendered within the meaning of Rule 14e-4 and (ii) such tender of securities complies with Rule 14e-4.

A tender of securities made pursuant to any method of delivery set forth herein will also constitute a representation and warranty to us that the tendering security holder has full power and authority to tender, sell, assign and transfer the securities tendered, and that, when the same are accepted for purchase by us, we will acquire good, marketable and unencumbered title thereto, free and clear of all security interests, liens, restrictions, claims, encumbrances and other obligations relating to the sale or transfer of the securities, and the same will not be subject to any adverse claim or right. Any such tendering security holder will, on request by the Depositary for us, execute and deliver any additional documents deemed by the Depositary or us to be necessary or desirable to complete the sale, assignment and transfer of the securities tendered, all in accordance with the terms of the Offer.

All authority conferred or agreed to be conferred by delivery of the Letter of Transmittal will be binding on the successors, assigns, heirs, personal representatives, executors, administrators and other legal representatives of the tendering security holder and will not be affected by, and will survive, the death or incapacity of such tendering security holder.

A tender of securities made pursuant to any method of delivery set forth herein will also constitute an acknowledgement by the tendering security holder that: (i) the offer is discretionary and may be extended, modified, or terminated by us as provided herein; (ii) such security holder is voluntarily participating in the Offer; (iii) the future value of our Common Shares is unknown and cannot be predicted with certainty; (iv) such security holder has been advised to read this entire Offer to Purchase including the Annexes thereto; (v) such security holder has been advised to consult his, her or its tax and financial advisors with regard to how the Offer will impact the tendering security holder’s specific situation; (vi) any foreign exchange obligations triggered by such security holder’s tender of Common Shares or receipt of proceeds are solely his, her or its responsibility; and (vii) regardless of any action that we take with respect to any or all income/capital gains tax, social security or insurance tax, transfer tax or other tax-related items (“Tax Items”) related to the Offer and the disposition of securities, such security holder acknowledges that the ultimate liability for all Tax Items is and remains his, her or its sole responsibility. In that regard, a tender of Common Shares will authorize us to withhold all applicable Tax Items potentially payable by a tendering security holder. Our acceptance for payment of securities tendered pursuant to the Offer will constitute a binding agreement between the tendering security holder and us upon the terms and subject to certain conditions of the Offer.

Determination of Validity; Rejection of Common Shares; Waiver of Defects; No Obligation to Give Notice of Defects

All questions as to the number of securities to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of Common Shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties, subject to a security holder’s right to challenge our determination in a court of competent jurisdiction. We reserve the absolute right prior to the Expiration Date to reject any or all tenders we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right, subject to applicable law, to waive any conditions of the Offer with respect to all tendered securities or waive any defect or irregularity in any tender with respect to any particular securities or any particular security holder whether or not we waive similar defects or irregularities relating thereto in the case of other security holders. No tender of securities will be deemed to have been validly made until all defects or irregularities have been cured or waived. We will not be liable for failure to waive any condition of the Offer, or any defect or irregularity in any tender of shares. None of EAC, the Information Agent, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms of and conditions to the Offer, including each Letter of Transmittal and the instructions thereto, will be final and binding on all parties, subject to a security holder’s right to challenge our determination in a court of competent jurisdiction. By tendering either Common Shares, you agree to accept all decisions we make concerning these matters and waive any rights you might otherwise have to challenge those decisions.

Lost or Destroyed Certificates

If any certificate representing Common Shares has been lost, destroyed or stolen, the security holder should complete the appropriate Letter of Transmittal, indicate the certificate(s) representing Common Shares is lost and return it to the Depositary. The security holder will then be instructed as to the steps that must be taken in order to replace the certificate. The Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost or destroyed certificates have been completed. Security holders are requested to contact the Depositary immediately in order to permit timely processing of this documentation.

Withdrawal Rights

You may withdraw securities that you have previously tendered pursuant to the Offer at any time prior to the Expiration Date, namely, 12:00 Midnight, New York City time on Tuesday, November 27, 2012. You may also withdraw your previously tendered securities at any time after 12:00 Midnight, New York City time, on Tuesday, November 27, 2012 if not accepted prior to such time. Except as this section otherwise provides, tenders of Common Shares are irrevocable.

For a withdrawal to be effective, a valid written notice of withdrawal must (i) be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and (ii) specify the name of the person having tendered the Common Shares to be withdrawn, the number of Common Shares to be withdrawn and the name of the registered holder of the Common Shares to be withdrawn, if different from the name of the person who tendered the shares. To be effective, a notice of withdrawal must be in writing.

If a security holder has used more than one Letter of Transmittal or has otherwise tendered Common Shares in more than one group of Common Shares, the security holder may withdraw Common Shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included.

If certificates for Common Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the security holder must submit the serial numbers shown on those certificates to the Depositary and, unless an eligible institution has tendered those shares, an eligible institution must guarantee the signatures on the notice of withdrawal. If Common Shares have been delivered in accordance with the procedures for book-entry transfer described above in “— Procedures for Tendering Common Shares” above, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures.

Withdrawals of tenders of securities may not be rescinded, and any securities properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn securities may be retendered at any time prior to the Expiration Date by again following one of the procedures described in this section.

All questions as to the form and validity, including the time of receipt, of notices of withdrawal, will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to waive any defect or irregularity in the withdrawal of securities by any security holder, whether we waive similar defects or irregularities in the case of other security holders. None of EAC, the Information Agent, the Depositary or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of them incur liability for failure to give any notice.

If we extend the Offer, are delayed in our purchase of securities or are unable to purchase securities under the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, subject to applicable law, retain tendered Common Shares on our behalf. Such Common Shares may not be withdrawn except to the extent tendering security holders are entitled to withdrawal rights as described in this section. Our reservation of the right to delay payment for Common Shares which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the securities tendered promptly after termination or withdrawal of a tender offer.

Purchase of Shares and Payment of Purchase Price

Upon the terms and subject to certain conditions of the Offer promptly following the Expiration Date (but in no event later than three business days after the Expiration Date), we will accept for payment and pay for (and thereby purchase) up to 5,520,000 Common Shares validity tendered and not properly withdrawn on or before the Expiration Date. Accordingly, there will be no proration in the event that more than 5,520,000 Common Shares are validly tendered and not properly withdrawn in the Offer. If more than 5,520,000 Common Shares have been validly tendered and not properly withdrawn prior to the Expiration Date or if the Merger Condition has not been satisfied, we will either extend the Offer or terminate the Offer and will promptly return all Common Shares tendered at our expense.

For purposes of the Offer, we will be deemed to have accepted for payment (and therefore purchased), subject to the terms and conditions of the Offer, Common Shares that are validly tendered and not properly withdrawn only when, as and if we give oral or written notice to the Depositary of our acceptance of the Common Shares for payment pursuant to the Offer.

In all cases, payment for Common Shares tendered and accepted for payment in the Offer will be made promptly, but only after timely receipt by the Depositary of certificates for Common Shares, or a timely book-entry confirmation of Common Shares into the Depositary’s account at the DTC, a properly completed and duly executed Letter of Transmittal, or an Agent’s Message in the case of a book-entry transfer, and any other required documents. In no event will payment for Common Shares tendered be made unless the Merger Condition and Maximum Tender Condition have been satisfied. We will make prompt payment upon satisfaction of the offer conditions, but in no event later than three business days after the Expiration Date.

EAC will pay for Common Shares purchased in the Offer by depositing the aggregate Purchase Price with the Depositary, which will act as agent for tendering security holders for the purpose of receiving payment from us and transmitting payment to tendering security holders.

Certificates for all Common Shares tendered and not purchased will be returned or, in the case of Common Shares tendered by book-entry transfer, will be credited to the account maintained with DTC by the broker/dealer participant who delivered the securities, to the tendering security holder at our expense promptly after the Expiration Date or termination of the Offer, without expense to the tendering security holders.

Under no circumstances will we pay interest on the Purchase Price, including, but not limited to, by reason of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase Common Shares pursuant to the Offer. See “— Conditions of the Offer” below.

We will not pay any transfer taxes, if any, payable on the transfer to us, of Common Shares purchased pursuant to the Offer. If payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) unpurchased Common Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person, will be deducted from the Purchase Price unless satisfactory evidence of the payment of the transfer taxes, or exemption from payment of the transfer taxes, is submitted.

We urge security holders who hold Common Shares through a broker, dealer, commercial bank, trust company or other nominee to consult their nominee to determine whether transaction costs are applicable if they tender securities through their nominee and not directly to the Depositary.

Conditions of the Offer

Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) our rights to extend and/or amend the Offer at any time, we will not be required to accept Common Shares tendered and we may terminate or amend the Offer, or postpone our acceptance of the Common Shares that you elect to tender, subject to the rules under the Exchange Act, including Rule 13e-4(f)(5), at the then-scheduled Expiration Date (as it may be extended)

if any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any case, the occurrence of such event or events makes it inadvisable for us to proceed with the Offer:

•

the Merger, in our reasonable judgment, to be determined as of immediately prior to the Expiration Date, is not capable of being consummated contemporaneously with the Offer, on or before 5:00 p.m. on December 15, 2012. For a description of the conditions to the Merger, see “Summary Term Sheet and Questions and Answers — General — What are the most significant conditions to the Merger?” and “The Merger Agreement.” We refer to this condition, which is not waivable, as the “Merger Condition.”

•	more than 5,520,000 Common Shares are validly tendered and not properly withdrawn prior to the Expiration Date. We refer to this condition, which is not waivable, as the “Maximum Tender Condition.”

•

to the extent more than 3,629,000 Common Shares are tendered in the Offer, the inability of EAC to obtain proceeds from a new financing (the “New Financing,” which may consist of debt, equity or seller financing) in an amount sufficient to pay for any Common Shares in excess of 3,629,000 but less than 5,520,000 Common Shares. We refer to this condition, which is waivable, as the “Financing Condition.”

In evaluating whether the Merger is not capable of being consummated contemporaneously with the Offer for purposes of the Merger Condition, we will consider whether the conditions to consummating the Merger are capable of being satisfied before December 15, 2012. If the conditions to consummating the Merger cannot be satisfied before that date, the Company will be unable to complete the Merger and will terminate the Offer. For example, our obligation to consummate the Merger is conditioned upon, among other things, that the Merger Agreement has not been terminated, that the Trust Account balance will be sufficient to consummate the Merger, that no material adverse effect has occurred with respect to IDE and that no law or order is in effect prohibiting the Merger or the Offer. The Merger Condition may be triggered if, for example, the Trust Account balance is insufficient to permit closing (because, for example, too many Common Shares have been tendered), the Merger Agreement has been terminated (if, for example, a party has materially breached its obligations contained therein), a governmental order has been entered prohibiting the Merger or a material adverse effect has occurred.

We will not accept for payment, purchase or pay for any Common Shares tendered, and may terminate, or amend the Offer or may postpone, in accordance with Rule 13e-4(f)(5) under the Exchange Act, the acceptance for payment of, or the purchase of and the payment for Common Shares tendered until the SEC has advised us that they have no further comment with respect to the Offer and its related documents. We have agreed to extend the term of the Offer until such time, and intend to provide interim amendments to the Offer electronically via filings with the SEC to our security holders.

Furthermore, notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the rights and obligations of EAC to extend, terminate and/or modify the Tender Offer (subject to the terms and conditions of the Agreement), we will not be required to accept for payment, purchase or, subject to the applicable rules and regulations of the SEC, pay for any Common Shares tendered, and may terminate or amend the Offer or may postpone, in accordance with Rule 13e-4(f)(5) under the Exchange Act, the acceptance for payment of, or the purchase of and the payment for Common Shares tendered, subject to the rules under the Exchange Act, if at any time on or after the commencement of the Offer and before the Expiration Date the Merger Agreement will have been terminated in accordance with its terms. For example, in the event the Merger Agreement is terminated, we may seek to negotiate a new agreement and would anticipate amending the Offer if the parties entered into a new agreement a sufficient time in advance of December 15, 2012 to allow us to complete the tender offer. In this scenario, we would extend the tender offer and redistribute the tender offer documents to our securityholders.

In addition, (i) in accordance with Annex A to the Merger Agreement, no general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter markets in the United States or a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory, will have occurred and (ii) there will not have been instituted or pending, at any time after the commencement of the Offer and before the Expiration Date, any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that directly or indirectly, challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain or prohibit the making of the Offer or the acquisition of some or all of the Common Shares pursuant to the Offer.

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances (other than any action or omission to act by us) giving rise to any condition, and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion, subject to any consent required by the terms of the Merger Agreement. However, all of the conditions to the Offer, including the Merger Condition, the Maximum Tender Condition and the Financing Condition, must be satisfied or waived prior to the Expiration Date. Depending on the materiality of the waived condition and the number of days remaining in the Offer, we may be required to extend the offer and recirculate new disclosure to our securityholders. In addition, when an offer condition is triggered by events that occur during the period and before the expiration of the Offer, we will inform our securityholders how we intend to proceed promptly unless the condition is one where satisfaction of the condition may be determined only upon expiration. Any determination by us concerning the events described above will be final and binding on all parties, subject to a stockholder’s right to challenge our determination in a court of competent jurisdiction.

You should evaluate current market quotes and trading volume for our Common Shares, among other factors, before deciding whether or not to accept the Offer. See “Price Range of Securities” and “Risk Factors.”

Source and Amount of Funds

We expect that $56,304,000 will be required to purchase shares tendered in the Offer, if the Offer is fully subscribed, and up to an additional $3.5 million will be required to pay fees and expenses specifically related to the Offer, including costs for legal, accounting, printing and EDGAR filings, services of the Information Agent and Depositary for distribution and handling of Offer materials and other services related to the Offer.

We will fund the purchase of Common Shares in the Offer and pay the Cash Consideration and certain other Merger-related expenses with the cash available to us from the Trust Account and our cash and cash equivalents on hand prior to the Merger. As of the date of the Offer to Purchase, EAC had approximately $61.2 million in the Trust Account and approximately $0.2 million of cash and cash equivalents on hand. We will require an aggregate of approximately $24.4 million to successfully consummate the Merger and pay for deferred fees from our initial public offering and our Merger-related fees and expenses, which amount includes the minimum of $20.0 million in Cash Consideration to be paid to the stockholders of IDE (and assumes we are not required to pay any Contingent Cash Consideration). As a result, only approximately $37.0 million of the approximately $61.2 million in our Trust Account will be available to us to purchase any tendered Common Shares. Therefore, in the event that more than 3,629,000 Common Shares are tendered, we will require additional financing as contemplated by the Financing Condition. If more than 3,629,000 but less than 5,520,000 Common Shares are tendered and financing cannot be obtained, pursuant to Section 9.2 of the Company’s Second Amended and Restated Certificate of Incorporation, EAC would not be permitted to consummate the Merger without a vote of EAC’s stockholders if it only purchased the Common Shares for which it has available funds. Under these circumstances, unless EAC stockholders withdraw sufficient Common Shares to reduce the tendered Common Shares below 3,629,000, allowing EAC to close the Offer and consummate the Merger by December 15, 2012, EAC would be required to terminate the Offer and liquidate the trust. The Offer is not conditioned on any minimum number of Common Shares being tendered. The Offer is, however, subject to certain other conditions, including that no more than 5,520,000 Common Shares be validly tendered and not properly withdrawn and the satisfaction of the Merger Condition and the Financing Condition. See “The Offer — Purchase of Shares and Payment of Purchase Price” and “— Conditions of the Offer.”

In the event that the balance of the Trust Account at Closing plus the net proceeds of any equity offering by EAC consummated before Closing exceeds $50.0 million, EAC will be required to pay the Contingent Cash Consideration.

After the Offer is completed, we believe that our anticipated financial condition, cash flow from operations and access to capital will continue to provide us with adequate financial resources to meet our working capital requirements and to fund capital expenditures as well as to engage in strategic activities.

Certain Information Concerning EAC, IDE and the Merger

Set forth elsewhere in the Offer to Purchase is information concerning EAC, IDE and the Merger. Stockholders are urged to review such information, including the information set forth in “Risk Factors,” prior to making a decision whether to tender their Common Shares.

Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Shares

See “The Transaction — Certain Benefits of EAC’s Officers and Directors and Others in the Transaction,” “The Merger Agreement,” “Related Agreements,” “Management of EAC Following the Transaction,” “Certain Relationships and Related Party Transactions,” and “Description of Securities” herein for information related to the proposed Merger, management of EAC following the consummation of the Merger and certain transactions and arrangement concerning the securities.

Based on our records and on information provided to us by our directors, executive officers, affiliates and subsidiaries, neither we nor any of our directors, executive officers, affiliates or subsidiaries have effected any transactions involving our Common Shares during the 60 days prior to the date of this Offer to Purchase.

Certain Legal Matters; Regulatory Approvals

Except as otherwise discussed herein, we are not aware of any license or regulatory permit that is material to our business that might be adversely affected by our acquisition of Common Shares pursuant to the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for our acquisition or ownership of Common Shares pursuant to the Offer. Should any approval or other action be required, we presently contemplate that we will seek that approval or other action. We are unable to predict whether we will be required to delay the acceptance for payment of or payment for Common Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition.

Certain Material U.S. Federal Income Tax Consequences

The following summary describes certain material U.S. federal income tax consequences of the Offer to U.S. holders and non-U.S. holders (each as defined below) whose Common Shares are tendered and accepted for payment. This discussion assumes that holders hold Common Shares as capital assets within the meaning of the Internal Revenue Code of 1986, as amended, or the Code. This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular holder in light of the holder’s individual investment or tax circumstances. In addition, this discussion does not address (i) state, local, non-U.S. or non-income tax consequences, (ii) the special tax rules that may apply to certain holders, including without limitation, banks, insurance companies, financial institutions, broker-dealers, taxpayers who have elected mark-to-market accounting, taxpayers that are subject to the alternative minimum tax, tax-exempt entities, regulated investment companies, real estate investment trusts, passive foreign investment companies, controlled foreign corporations, taxpayers whose functional currency is not the U.S. dollar, or U.S. expatriates or former long-term residents of the U.S., or (iii) the special tax rules that may apply to a holder that acquires, holds, or disposes of Common Shares as part of a straddle, hedge, constructive sale, or conversion transaction or other integrated investment. Additionally, this discussion does not consider the tax treatment of partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes) or other pass-through entities or persons who hold Common Shares through such entities.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury Regulations, judicial opinions, and published positions of the IRS, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed herein or that any position taken by the IRS would not be sustained.

As used in this discussion, the term “U.S. holder” means a person that is, for U.S. federal income tax purposes (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. holders have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election to be treated as a U.S. holder. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of Common Shares (other than a partnership or other entity or arrangement treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. person.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A holder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners of the Offer.

This discussion is only a summary of certain material U.S. federal income tax consequences of the Offer. Holders of Common Shares are urged to consult their own tax advisors with respect to the particular tax consequences to them of the Offer, including the effect of any federal tax laws other than income tax laws, any state, local, or non-U.S. tax laws and any applicable tax treaty.

Non-Participation in the Offer

Holders of Common Shares who do not tender any of their Common Shares pursuant to the Offer will not recognize any gain or loss for U.S. federal income tax purposes as result of the consummation of the Offer.

Exchange of Common Shares Pursuant to the Offer

The exchange of Common Shares for cash pursuant to the Offer will be a taxable redemption of the Common Shares for U.S. federal income tax purposes. The redemption will be treated either as a sale of Common Shares or as a distribution with respect to Common Shares, as more fully described below under “Criteria for Determining Sale or Distribution Treatment under Section 302.”

Sale of Common Shares

If the redemption qualifies as a sale of Common Shares by a holder under Section 302 of the Code, such holder will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Common Shares exchanged. A holder’s adjusted tax basis in the Common Shares generally will equal the holder’s acquisition cost, and if the holder purchased our units, the cost of such units would be allocated between the Common Shares and the Warrants that comprised such units based on their relative fair market values at the time of purchase.

U.S. Holders: Any such capital gain or loss recognized by a U.S. holder will be long-term capital gain or loss if the U.S. holder’s holding period for the Common Shares exceeds one year. A holder must calculate gain or loss separately for each block of Common Shares exchanged pursuant to the Offer (generally, Common Shares acquired at the same cost in a single transaction). Long-term capital gain recognized by a non-corporate U.S. holder generally will be subject to a maximum tax rate of 15% for an exchange occurring during the 2012 tax year. The deduction of capital losses is subject to limitations.

Non-U.S. Holders: Subject to the discussion below concerning backup withholding, any gain recognized by a non-U.S. holder upon a sale of Common Shares generally will not be subject to U.S. federal withholding or income tax unless: (i) the gain is effectively connected with a trade or business of the non-U.S. holder in the U.S. (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base of the non-U.S. holder), or (ii) the non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

Net gain realized by a non-U.S. holder described in clause (i) of the preceding sentence will be subject to tax at generally applicable U.S. federal income tax rates. Any gains of a non-U.S. holder described in clause (i) of the preceding sentence that is treated as a foreign corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. Gain realized by an individual non-U.S. holder described in clause (ii) of such sentence will be subject to a flat 30% tax, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

Distribution with Respect to Common Shares

If the redemption does not qualify as a sale of Common Shares under Section 302, a holder will be treated as receiving a corporate distribution. A distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the holder’s adjusted tax basis in the Common Shares. Any remaining excess will be treated as gain realized on the sale of the Common Shares and will be treated as described above under “Sale of Common Shares.”

U.S. Holders: A dividend to a U.S. holder that is a taxable corporation generally (i) will qualify for the dividends-received deduction if the requisite holding period is satisfied, subject to applicable limitations and exceptions, and (ii) may be subject to the “extraordinary dividend” provisions of Section 1059 of the Code. With certain exceptions (including but not limited to dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, qualified dividends received by a non-corporate U.S. holder generally will be subject to tax at the maximum tax rate accorded to capital gains (15% for an exchange occurring during the 2012 tax year).

Non-U.S. Holders: Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. (or, in the case of an applicable treaty, are not attributable to a U.S. permanent establishment or fixed base of the non-U.S. holder) generally will be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder who wishes to claim the benefit of an applicable income tax treaty withholding rate and avoid backup withholding, as discussed below, for dividends will be required to (i) complete IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a U.S. person as defined under the Code and is eligible for the benefits of the applicable income tax treaty or (ii) if the Common Shares are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury Regulations. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty (including, without limitation, the need to obtain a U.S. taxpayer identification number).

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the U.S. (and, if provided in an applicable income tax treaty, that are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the U.S.), are subject to U.S. federal income tax on a net income basis at generally applicable U.S. federal income tax rates and are not subject to U.S. withholding tax, provided that the non-U.S. holder establishes an exemption from such withholding by complying with certain certification and disclosure requirements, including providing a completed IRS Form W-8ECI (or other applicable form). Any effectively connected dividends or dividends attributable to a permanent establishment received by a non-U.S. holder that is treated as a foreign corporation for U.S. federal income tax purposes may be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Criteria for Determining Sale or Distribution Treatment Under Section 302

Whether an exchange of Common Shares for cash pursuant to the Offer qualifies for sale or distribution treatment will depend largely on the total number of Common Shares treated as held by the holder before and after the exchange (including any Common Shares constructively owned by the holder as a result of, among other things, owning Warrants). The exchange of Common Shares for cash pursuant to the Offer generally will be treated as a sale of the Common Shares (rather than as a corporate distribution) if the receipt of cash upon the redemption (i) is “substantially disproportionate” with respect to the holder, (ii) results in a “complete termination” of the holder’s stock interest in us or (iii) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a holder takes into account not only Common Shares actually owned by the holder, but also Common Shares that are constructively owned by it. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock the holder has a right to acquire by exercise of an option, which would generally include Common Shares which could be acquired pursuant to the exercise of the Warrants. In order to meet the substantially disproportionate test, the percentage of our outstanding stock actually and constructively owned by the holder immediately following the redemption must, among other requirements, be less than 80% of the percentage of our outstanding stock actually and constructively owned by the holder immediately before the redemption. There will be a complete termination of a holder’s stock interest if either (i) all of the Common Shares actually and constructively owned by the holder are redeemed or (ii) all of the Common Shares actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other stock in us. The exchange of Common Shares for cash pursuant to the Offer will be “not essentially equivalent to a dividend” if such exchange results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” Contemporaneous dispositions or acquisitions of Common Shares by a holder or related persons may be deemed to be part of a single integrated transaction for purposes of the foregoing tests. A holder should consult with its own tax advisors in order to determine the appropriate tax treatment to it of tendering Common Shares pursuant to the Offer. U.S. holder owning at least 1% of our outstanding stock who exchanges any Common Shares for cash pursuant to the Offer may be required to comply with the reporting requirement of U.S. Treasury Regulation Section 1.302-2(b)(2).

If none of the foregoing tests is satisfied, then the exchange of Common Shares for cash pursuant to the Offer will be treated as a corporate distribution and the tax effects will be as described above under “Distribution with Respect to Common Shares.” After the application of those rules, any remaining tax basis of the holder in the purchased Common Shares will be added to the holder’s adjusted tax basis in his remaining Common Shares, or, if it has none, to the holder’s adjusted tax basis in any Warrants (if applicable) or possibly to the adjusted basis of stock held by related persons whose stock is constructively owned by the holder.

Information Reporting and Backup Withholding

Under U.S. Treasury Regulations, we generally must report annually to the IRS and to each holder payments on our Common Shares made to such holder and the tax withheld with respect to such payments, regardless of whether withholding was required. In the case of a non-U.S. holder, copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

The amount of gross proceeds and dividends paid to a holder in respect of our Common Shares that fails to provide the appropriate certification in accordance with applicable U.S. Treasury Regulations generally will be reduced by backup withholding at the applicable rate (currently 28% through the end of 2012) unless the recipient is exempt from such requirements. In order for a non-U.S. holder to qualify as an exempt recipient, that holder must submit an applicable IRS Form W-8, signed under penalties of perjury, attesting to that holder’s status as a non-U.S. person for U.S. federal income tax purposes.

A non-U.S. holder that is an exempt recipient is not subject to information reporting and backup withholding on gross proceeds of a disposition of Common Shares where the transaction is effected by or through a U.S. office of a broker. U.S. information reporting and backup withholding generally will not apply to a payment of gross proceeds of a disposition of Common Shares where the transaction is effected outside the U.S. through a foreign office of a foreign broker. However, information reporting requirements, but not backup withholding, generally will apply to such a payment of gross proceeds if the broker is (i) a U.S. person, (ii) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S., (iii) a controlled foreign corporation as defined in the Code or (iv) a foreign partnership with certain U.S. connections, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met or the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Amounts that we withhold under the backup withholding rules may be refunded or credited against the holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS in a timely manner. Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current U.S. Treasury Regulations.

Extension of the Offer; Termination; Amendment

We expressly reserve the right, at any time and from time to time prior to the scheduled Expiration Date, and regardless of whether any of the events set forth in “Conditions of the Offer” will have occurred or are deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Common Shares. We will affect any such extension by giving oral or written notice of such extension to the Depositary and making a public announcement of the extension. We also expressly reserve the right, in our sole discretion, to terminate the Offer and reject for payment and not pay for any Common Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Common Shares upon the occurrence of any of the conditions specified in “Conditions of the Offer” by giving oral or written notice of the termination or postponement to the Depositary and making a public announcement of the termination or postponement. Our reservation of the right to delay payment for Common Shares which we have accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the Common Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law (including Rule 13e-4 under the Exchange Act), or otherwise if we determine such other amendments are required by applicable law or regulation, amendments to the Offer may be made at any time and from time to time by public announcement. In the case of an extension of the Offer, such announcement must be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to security holders in a manner reasonably designed to inform stockholders of the change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law or regulation (including Rule 13e-4 under the Exchange Act), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through PR Newswire or another comparable service. Our rights set forth in the foregoing paragraph are subject to the terms of the Merger Agreement which provides that we may, without the consent of IDE, (i) extend the Offer for one or more period(s) beyond the scheduled Expiration Date, if, at any scheduled Expiration Date any of the conditions to the Offer set forth in “Conditions of the Offer”, including the Maximum Tender Condition, have not been satisfied or waived, or (ii) extend or amend the Tender Offer for any period required by any rule, regulation or interpretation of the SEC, or the staff thereof, applicable to the Offer.

If we materially change the terms of the Offer or the information concerning the Offer, including the terms of the Merger Agreement, we will extend the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3), and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information; however, the Offer will remain open for at least five business days following the date that a notice concerning a material change in the terms of, or information concerning, the Offer is first published, sent or given to stockholders. If (i) we make any change to increase or decrease the price to be paid for Common Shares or the number of Common Shares being sought in the Offer and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of an increase or decrease is first published, sent or given to stockholders in the manner specified in this section, the Offer will be extended until the expiration of such period of ten business days. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

Fees and Expenses

We have retained Morrow & Co., LLC to act as Information Agent and Continental Stock Transfer & Trust Company to act as Depositary in connection with the Offer. The Information Agent may contact holders of securities by mail, facsimile and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Information Agent and Depositary will receive reasonable and customary compensation for their respective services, will be reimbursed by EAC for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

We will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Information Agent as described above) for soliciting tenders of Common Shares pursuant to the Offer. Stockholders holding securities through brokers, dealers and other nominee security holder are urged to consult the brokers, dealers and other nominee security holders to determine whether transaction costs may apply if security holder tenders Common Shares through the brokers, dealers and other nominee security holder and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Common Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or the agent of the Information Agent or the Depositary for purposes of the Offer. We will not pay or cause to be paid any stock transfer taxes, if any, on our purchase of securities.

In addition, we will incur and pay reasonable and customary fees and expenses for financial printing services.

Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer or the acceptance of Common Shares pursuant to the Offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Common Shares residing in such jurisdiction.

You should only rely on the information contained in this document or to which we have referred you. We have not authorized any person to provide you with information or make any representation in connection with the Offer other than those contained in the Offer to Purchase, the Letter of Transmittal or in the other documents that constitute a part of the Offer. If given or made, any recommendation or any such information or representation must not be relied upon as having been authorized by us, our board of directors, the Depositary or the Information Agent.

DESCRIPTION OF SECURITIES

General

Our second amended and restated certificate of incorporation (the “Certificate of Incorporation”) authorizes the issuance of up to 100,000,000 Common Shares, and 1,000,000 shares of preferred stock, par value $0.0001 per share. As of the date of the Offer to Purchase, we had 8,520,000 Common Shares outstanding and outstanding warrants to acquire 6,390,000 Common Shares at an exercise price of $11.50 per share that will become exercisable on 30 days after the consummation of an initial business transaction. No shares of preferred stock are currently outstanding.

Units

Each unit consists of one Common Share and one warrant. Each warrant entitles its holder to purchase one Common Share.

Any security holder may elect to separate a unit and trade the Common Share or warrants separately or as a unit. Even if the component securities of the units are separated and traded separately, the units will continue to be quoted as a separate security, and consequently, any subsequent security holder owning Common Shares and warrants may elect to combine them together and trade them as a unit. Security holders will have the ability to trade our securities as units until such time as the warrants expire or are redeemed.

Common Shares

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. In connection with a stockholder vote to approve our initial business transaction, if any, our Sponsor, officers and directors have agreed to vote their shares in favor of our initial business transaction. Our Sponsor, officers and directors have agreed to waive redemption rights in connection with any potential initial business transaction.

Prior to the consummation of an initial business transaction, we must provide all common stockholders with the opportunity to have their common shares redeemed for cash equal to a specified redemption price per share, pursuant to, and subject to the limitations of, Article IX of our Certificate of Incorporation; provided, however, that we are not required to redeem in excess of 92% of the then outstanding common shares.

In the event we offer to redeem the common shares other than in conjunction with a stockholder vote on an initial business transaction, we must offer to redeem such shares pursuant to a tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act (the “Tender Offer Rules”). At this time, we do not expect to seek a stockholder vote on the initial business transaction. Accordingly, the Offer is being made pursuant to the Tender Offer Rules as provided in our Certificate of Incorporation.

Our board of directors is divided into two classes, each of which will generally serve for a term of two years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the Common Shares eligible to vote for the election of directors can elect all of the directors.

Pursuant to our Certificate of Incorporation, if we do not consummate a business transaction within 18 months of the IPO (such date includes a three month extension, in accordance with our Certificate of Incorporation, as a result of executing a letter of intent within 15 months of the IPO), , we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as possible, but not more than five days thereafter, redeem our public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less taxes and amounts released to us for working capital purposes, subject to applicable law, and (iii) as promptly as possible following such redemption, subject to the approval our remaining stockholders and our board of directors, dissolve and liquidate as part of our plan of dissolution and liquidation. Our Sponsor, officers and directors have agreed not to redeem any shares held by them in connection with the consummation of an initial business transaction, but will be entitled to redeem their public shares in the event we do not consummate a business transaction.

Our stockholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of EAC after a business transaction, our stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the Common Shares. Our stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the Common Shares, except that we have provided our stockholders with the opportunity to have their Common Shares redeemed for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less taxes and amounts released to us for working capital purposes, upon the consummation of our initial business transaction, subject to the limitations described herein. Unlike other blank check companies which hold stockholder votes and conduct proxy solicitations in conjunction with their initial business transactions and related redemptions of public shares for cash upon consummation of such initial business transactions even when a vote is not required by law, we intend to consummate our initial business transaction and conduct the redemptions without a stockholder vote pursuant to the Tender Offer Rules and file tender offer documents with the SEC. The tender offer documents will contain substantially the same financial and other information about the initial business transaction and the redemption rights as is required under the SEC’s proxy rules. We will consummate our initial business transaction only if holders of no more than 92% of our public shares elect to have their shares redeemed. Each of our Sponsor, officers and directors has agreed not to redeem any shares held by it in connection with the consummation of an initial business transaction, but will be entitled to redeem their shares purchased in the open market in the event we do not consummate a business transaction.

Due to the fact that our Certificate of Incorporation authorizes the issuance of up to 100,000,000 Common Shares, if we were to enter into a business transaction, we may (depending on the terms of such a business transaction) be required to increase the number of Common Shares which we are authorized to issue.

We do not currently intend to hold an annual meeting of stockholders until after we consummate a business transaction, and thus may not be in compliance with Section 211(b) of the Delaware General Corporation Law. Therefore, if our stockholders want us to hold an annual meeting prior to our consummation of a business transaction, they may attempt to force us to hold one by submitting an application to the Delaware Court of Chancery in accordance with Section 211(c) of the Delaware General Corporation Law.

Our Sponsor, officers and directors have and, in connection with the Merger, the stockholders of IDE will receive certain registration rights. See “Related Agreements – IDE Registration Rights Agreement” and “Certain Relationships and Related Party Transactions – EAC Transactions – EAC Registration Rights Agreement.”

Preferred Stock

Our Certificate of Incorporation authorizes the issuance of 1,000,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by our board of directors. No shares of preferred stock are currently issued or outstanding. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of Common Shares. However, our Certificate of Incorporation and the underwriting agreement entered into in connection with the IPO prohibit us, prior to a business transaction, from issuing preferred stock which participates in any manner in the proceeds of the Trust Account, or which votes as a class with the Common Shares on a business transaction. We may issue some or all of the preferred stock to effect a business transaction. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Warrants

Public Warrants

Each warrant entitles the registered holder to purchase one Common Share at a price of $11.50 per share, subject to adjustment as discussed below. Each warrant will become exercisable 30 days after the completion of an initial business transaction and will expire five years from the date of such initial business transaction at 12:00 Midnight, New York City time, or earlier upon redemption of the warrants or liquidation of EAC.

Holders of our public warrants will be able to exercise the warrants for cash only if we have an effective registration statement covering the Common Shares issuable upon exercise of the warrants and a current prospectus relating to such Common Shares and, even with respect to the Placement Warrants (as defined below) when cashless exercise is permitted, such Common Shares are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants reside. Although we have undertaken in the warrant agreement, and therefore have a contractual obligation, to use our best efforts to maintain an effective registration statement covering the Common Shares issuable upon exercise of the warrants following completion of the IPO, and we intend to comply with our undertaking, we cannot assure you that we will be able to do so. The expiration of warrants prior to exercise would result in each unit holder paying the full unit purchase price solely for the Common Shares underlying the unit.

Pursuant to the warrant agreement, EAC agreed, as soon as practicable, but in no event later than 15 business days after the closing of an initial business transaction, to use its best efforts to file with the SEC a post-effective amendment to the IPO Registration Statement or a new registration statement for the registration under the Securities Act of the Common Shares issuable upon exercise of the Warrants. EAC agreed to use its best efforts to cause such post-effective amendment or registration statement, as applicable, to become effective and to maintain the effectiveness of such registration statement until the expiration of the warrants in accordance with the provisions of the warrant agreement. If any such post-effective amendment or registration statement, as applicable, has not been declared effective by the SEC by the 60th business day following the closing of the initial business transaction, then until such post-effective amendment or registration statement is declared effective by the SEC and during any other period when EAC fails to maintain an effective registration statement covering the Common Shares issuable upon exercise of the warrants, the warrant holders will have the right to exercise the warrants on a “cashless basis” by exchanging the warrants (in accordance with Section 3(a)(9) of the Securities Act or another exemption) for a certain number of Common Shares as specified in the warrant agreement. Unless and until all of the warrants have been exercised on a cashless basis, EAC is obligated to comply with its registration obligations under the warrant agreement.

Notwithstanding the foregoing, if a registration statement covering the Common Shares issuable upon exercise of the warrants is not effective within a specified period following the consummation of our initial business transaction, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis,” by exchanging the warrants (in accordance with Section 3(a)(9) of the Securities Act or another exemption) for that number of Common Shares equal to the quotient obtained by dividing (x) the product of the number of Common Shares underlying the warrants, multiplied by the difference between the warrant exercise price and the fair market value by (y) the fair market value. For these purposes, fair market value will mean the volume weighted average price per Common Share as reported during the ten (10) trading day period ending on the trading day prior to the date that notice of exercise is received by the warrant agent from the holder of such warrants or our securities broker or intermediary. Unless and until all of the warrants have been exercised on a cashless basis, EAC is obligated to comply with its registration obligations pertaining to the warrants.

We may redeem the outstanding warrants (excluding any Placement Warrants held by our Sponsor or its permitted transferees) without the consent of any third party or the representatives of the underwriters:

•	in whole and not in part;

•	at a price of $0.01 per warrant at any time after the warrants become exercisable and prior to their expiration;

•	upon not less than 30 days prior written notice of redemption; and

•

if, and only if, the last sales price of our Common Shares equals or exceeds $17.50 per share (subject to adjustment for splits, dividends, recapitalization and other similar events) for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption;

provided that on the date we give notice of redemption and during the entire period thereafter until the time we redeem the warrants, we have an effective registration statement covering Common Shares issuable upon exercise of the warrants and a current prospectus relating to such Common Shares.

If we call the warrants for redemption, we will have the option to require all holders that subsequently wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of Common Shares equal to the quotient obtained by dividing (x) the product of the number of Common Shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the fair market value by (y) the fair market value. The “fair market value” will mean the average last sale price of the Common Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding public warrants in order to make any change that adversely affects the interests of the registered holders. The material provisions of the warrants are set forth herein and a copy of the warrant agreement has been filed as an exhibit to our Current Report on Form 8-K filed with the SEC on June 21, 2011.

The redemption provisions for our warrants have been established at a price which is intended to provide a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing Common Share price and the warrant exercise price to absorb any negative market reaction to our redemption of the warrants. There can be no assurance, however, that the price of our Common Share will exceed either $17.50 or the warrant exercise price of $11.50 after we call the warrants for redemption and the price may in fact decline as a result of the limited liquidity following any such call for redemption.

The exercise price and number of Common Shares issuable on exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of Common Shares at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or before the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised, or through a cashless exercise (when permitted). The warrant holders do not have the rights or privileges of holders of Common Shares and any voting rights until they exercise their warrants and receive Common Shares. After the issuance of Common Shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the Common Shares outstanding.

No fractional Common Shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of Common Shares to be issued to the warrant holder.

Placement Warrants

On June 15, 2011, our Sponsor purchased 390,000 Placement Warrants, which were included in the placement units at a price of $10.00 per unit. The Placement Warrants are identical to the warrants sold in the IPO except that if held by the original holders or their permitted assigns, they (i) may be exercised for cash or on a cashless basis; (ii) may not be transferred, assigned or sold until 30 days after completion of an initial business transaction (provided, however, that Placement Warrants held by the Sponsor may be transferred to certain permitted transferees); and (iii) will not be subject to redemption by EAC. Because the Placement Warrants are subject to transfer restrictions until 30 days following the consummation of an initial business transaction, the Placement Warrants will become worthless if we do not consummate a business transaction. We have agreed that we will enter into a Placement Warrant Exchange Agreement with our Sponsor for the exchange of the 390,000 Placement Warrants for an aggregate of 39,000 Placement Warrant Exchange Shares. The privately negotiated transaction under the Placement Warrant Exchange Agreement will close no earlier than 10 business days after the Expiration Date.

The personal and financial interests of holders of the Placement Warrants may influence their motivation in identifying and selecting a target business and completing a business transaction in a timely manner. Consequently, our officers’ and directors’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business transaction are appropriate and in our stockholders’ best interest.

Underwriters’ Unit Purchase Option

In connection with our IPO, we sold to PrinceRidge, the representative of the underwriters, for $100.00, an option to purchase up to 600,000 units at $15.00 per unit (the “Purchase Option”). The units issuable upon exercise of the Purchase Option are identical to those offered in the IPO. This option may be exercised on a cashless basis, in whole or in part, commencing on the consummation of the Merger and expiring five years from the effective date of the registration statement relating to our IPO (the “IPO Registration Statement”). Although the Purchase Option and its underlying securities have been registered under the IPO Registration Statement, the Purchase Option grants to holders demand and “piggy back” rights for five and seven years, respectively, from the effective date of the IPO Registration Statement with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the Purchase Option. We will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. We will have no obligation to net cash settle the exercise of the Purchase Option or the warrants underlying the Purchase Option. The holder of the Purchase Option will not be entitled to exercise the Purchase Option or the warrants underlying the Purchase Option unless a registration statement covering the securities underlying the Purchase Option is effective or an exemption from registration is available. If the holder is unable to exercise the Purchase Option or underlying warrants, the Purchase Option or warrants, as applicable, will expire worthless. The exercise price and number of units issuable upon exercise of the Purchase Option may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the Purchase Option will not be adjusted for issuances of Common Shares at a price below its exercise price. Under the Merger Agreement, we are obligated to use our reasonable best efforts to purchase the Purchase Option. We will purchase the Purchase Option no earlier than the 11th business day after the closing of the Offer.

Amendments to our Certificate of Incorporation

Our Certificate of Incorporation may be amended, altered, changed or repealed in the manner provided therein and pursuant to the DGCL, provided, however, Article IX, which contains certain requirements and restrictions that apply to us only until the consummation of our initial business transaction, may not be amended without the approval of 65% of our stockholders. Please see “Material Differences in the Rights of EAC Stockholders Following the Merger” for a discussion of the provisions of Article IX.

Stockholder Approval

In the event we had elected to seek stockholder approval in connection with our initial business transaction, our Certificate of Incorporation provides that:

•

we may consummate our initial business transaction if approved by a majority of the Common Shares voted by our stockholders at a duly held stockholders meeting and holders of no more than 92% of our public shares elect to have their shares redeemed for a pro rata share of the Trust Account; and

•

if a proposed business transaction is approved and consummated, public stockholders exercising their redemption rights and voting (1) in favor of the business transaction will be entitled to receive a pro rata portion of the Trust Account including interest and (2) against the business transaction will be entitled to receive a pro rata portion of the Trust Account excluding interest and excluding taxes.

Quotation of Securities

Our units, Common Shares and warrants are quoted on the on the OTC Bulletin Board under the symbols “EPAQU”, “EPAQ”, “EPAQW”, respectively.

Delaware Anti-Takeover Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business transaction” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business transaction” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

•	our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•

after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•

on or subsequent to the date of the transaction, the business transaction is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least 65% of the outstanding voting stock not owned by the interested stockholder.

Our Transfer Agent and Warrant Agent

The transfer agent for our Common Shares and units and warrant agent for our Warrants is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

Our Information Agent

The information agent for the Offer is Morrow & Co., LLC, 470 West Avenue, 3rd Floor, Stamford, CT 06902.

MATERIAL DIFFERENCES IN THE RIGHTS OF EAC STOCKHOLDERS

FOLLOWING THE MERGER

Following the consummation of the Merger, EAC stockholders who hold Common Shares will have the same rights as stockholders of EAC prior to the Merger, except with respect to Article IX of our Certificate of Incorporation. The provisions in Article IX, which afford certain protections to holders of our Common Shares issued as part of the units in our IPO, will not be applicable following completion of the Merger. Furthermore, as long as these provisions apply, they may not be amended unless at least 65% of the outstanding Common Shares are voted in favor of such an amendment.

Article IX sets forth the following requirements and restrictions:

Deposit into Trust Account. The deposit of $61,200,000 of proceeds received in connection with the EAC IPO are required to be, and have been, placed into the Trust Account.

Redemption Rights. Holders of Common Shares have the opportunity to have their shares redeemed upon consummation of an initial business transaction for cash equal to a specified redemption price (as described in the Certificate of Incorporation), provided, however, that EAC is not required to redeem in excess of 92% of the then outstanding Common Shares (the “Redemption Limitation”).

Tender Offer. In the event we offer to redeem the Common Shares other than in conjunction with a stockholder vote on an initial business transaction, we must (i) offer to redeem such shares pursuant to a tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act, (ii) commence the tender offer prior to the consummation of an initial business transaction and (iii) file tender offer documents with the SEC containing substantially the same financial and other information about the business transaction and the redemption rights as is required under the Exchange Act proxy rules. The Offer is being made in accordance with this provision of Article IX.

Stockholder Vote and Proxy Solicitation. In the event we offer to redeem the Common Shares in conjunction with a stockholder vote on an initial business transaction pursuant to a proxy solicitation, (i) a public stockholder (together with its affiliates) is restricted from seeking redemption rights with respect to more than 17.5% of the common shares and (ii) we may only consummate the proposed transaction if (A) such transaction is approved by the affirmative vote of the holders of a majority of the Common Shares eligible to vote at such stockholders meeting and (B) the Redemption Limitation is not exceeded. We do not intend to hold a stockholder vote on the Merger.

Failure to Consummate an Initial Business Transaction. If a business transaction is not consummated within 18 months of the date of our IPO (such date includes a three month extension, in accordance with our Certificate of Incorporation, as a result of executing a letter of intent within 15 months of the IPO), we must (i) cease all operations except for the purpose of winding up, (ii) as promptly as possible, but not more than five days thereafter, redeem our public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less taxes and amounts released to us for working capital purposes, subject to applicable law, and (iii) as promptly as possible following such redemption, subject to the approval our remaining stockholders and our board of directors, dissolve and liquidate, subject to the DGCL and applicable law. If we are unable to consummate the Merger by December 15, 2012, we will cease operations and liquidate as described in the foregoing sentence.

Distributions from the Trust Account. Except in the event EAC dissolves or redeems the Common Shares, EAC’s stockholders do not have any right or interest of any kind in or to the distributions from the Trust Account.

No Additional Share Issuances. Prior to the consummation of a business transaction, we may not issue any additional shares of capital stock that entitles the holders thereof to receive funds from the Trust Account or that votes on any proposed business transaction.

Affiliate Transactions. If we enter into any business transaction with a target business that is affiliated with our Sponsor, directors or officers (“Affiliate Transaction”), we or a committee comprised of independent directors, must obtain an opinion from an independent investment banking firm that such transaction is fair to our stockholders from a financial point of view. Additionally, such transactions must be approved by a majority of the members of our board of directors who do not have an interest in the transaction who had access, at our expense, to our attorneys or independent legal counsel unless our disinterested directors determine that the terms of such transaction are no less favorable than those that would be available to us with respect to such a transaction from unaffiliated third parties. The Merger is an Affiliate Transaction.

No Transactions with Other Blank Check Companies. We may not enter into a business transaction with another blank check company or a similar company with nominal operations.

Restrictions on Voting. If we hold a stockholder vote on an initial business transaction pursuant to a proxy solicitation, a public stockholder (together with its affiliates) is restricted from voting with respect to more than 17.5% of the Common Shares on any such proposals.

PRICE RANGE OF SECURITIES AND DIVIDENDS

EAC

Price Range of EAC Securities

The Common Shares, Warrants and Units of EAC are each traded on the OTC Bulletin Board (the “OTCBB”) under the symbols EPAQ, EPAQW and EPAQU, respectively. The units commenced public trading on June 16, 2011, and the Common Shares and Warrants commenced separate trading on August 12, 2011.

The following table sets forth the high and low bid prices as quoted on the OTCBB for our Common Shares, Warrants and Units for the period from June 16, 2011 through September 30, 2012.

Quarter Ended	Units		Common Shares		Warrants
	Low	High	Low	High	Low	High
September 30, 2012	$10.00	$10.25	$9.96	$10.08	$0.10	$0.165
June 30, 2012	$10.01	$10.20	$9.85	$9.98	$0.10	$0.45
March 31, 2012	$10.20	$10.20	$9.75	$9.85	$0.25	$0.45
December 31, 2011	$10.01	$10.20	$9.74	$9.75	$0.20	$0.45
September 30, 2011	$9.98	$10.20	$9.50	$10.50	$0.20	$1.01
June 30, 2011	$9.91	$10.00	—	—	—	—

As of November 20, 2012, the closing prices of our Units, Common Shares and Warrants were $10.50, $10.13 and $0.20, respectively.

Holders

As of November 20, 2012, there were 10 holders of record of EAC’s Common Shares, 2 holders of record of EAC’s Warrants and 1 holder of record of EAC’s Units.

Dividends

We have not paid any cash dividends on our Common Shares to date and do not intend to pay cash dividends prior to the completion of a business transaction. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business transaction. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board of directors does not anticipate declaring any dividends in the foreseeable future. In addition, our board of directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith. Following the consummation of the Merger, EAC’s board of directors will consider whether or not to institute a dividend policy. The payment of any dividends subsequent to a business transaction will be within the discretion of our board of directors at such time. It is the present intention of EAC to retain any earnings for use in its business operations and, accordingly, EAC does not anticipate the board of directors declaring any dividends in the foreseeable future.

IDE

Price Range of Securities of IDE

There is no public market for IDE’s securities.

As of November 20, 2012, there were 12 holders of IDE’s common stock.

BUSINESS OF EAC

Overview

EAC was formed on January 24, 2011 for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, exchangeable share transaction or similar business transaction, one or more operating businesses or assets (a “business transaction”). We were not limited to a particular industry, geographic region or minimum transaction value for purposes of consummating an initial business transaction. If we are unable to consummate a business transaction by December 15, 2012 we will (i) cease all operations except for the purpose of winding up, (ii) redeem our public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less taxes and amounts released for working capital purposes, subject to applicable law, and (iii) as promptly as possible following such redemption, subject to the approval of EAC’s remaining stockholders and board of directors, dissolve and liquidate as part of our plan of dissolution and liquidation.

Offering Proceeds Held in Trust

On June 21, 2011, EAC consummated its IPO of 6,000,000 units, with each unit consisting of one Common Share and one warrant to purchase one Common Share. On June 15, 2011, EAC completed a private placement of 390,000 Placement Units to the Sponsor, with each Placement Unit consisting of one Common Share and a warrant to purchase one Common Share. EAC received gross proceeds of $63,900,000 before deducting underwriters’ compensation of $1,175,000 (total compensation of $1,200,000 less an initial $25,000 advance) and including $3,900,000 received for the purchase of 390,000 Placement Units by the Sponsor. On January 24, 2011, the company completed a private placement of 2,430,000 Common Shares to the Sponsor, officers and directors, including the Sponsor and EAC’s officers and directors. On July 29, 2011, 300,000 of the initial shares were forfeited upon the decision of the underwriters not to exercise the over-allotment option. Subsequent to the IPO, an amount of $61,200,000 (including a deferred corporate finance fee of $900,000), of the net proceeds of the IPO was deposited in the Trust Account, which may be invested only in United States government treasury bills with a maturity of 180 days or less. As of September 30, 2012, we had $244,224 of the IPO not held in trust to fund our working capital requirements, any expenses incurred in connection with a business transaction, any expenses in connection with our liquidation if we do not complete a business transaction by December 15, 2012 and other general corporate uses. Except as set forth above, no funds in the Trust Account have been released and only the remaining interest income that EAC may use for working capital requirements and amounts necessary for its tax obligations will be released until the earlier of the consummation of a business transaction or the liquidation of EAC. The Trust Account contained $61,198,470 in U.S. government Treasury bills with a maturity of 180 days or less and $36,230 in cash as of September 30, 2012.

If the Offer and Merger are each consummated, the funds held in the Trust Account will be released to pay the Cash Consideration of $20.0 million to the former stockholders of IDE in accordance with the Merger Agreement and the liabilities and obligations of EAC due and owing or incurred at or prior to the Effective Time (i) to stockholders of EAC holding Common Shares sold in EAC’s IPO who will have validly tendered and not withdrawn their Common Shares, (ii) with respect to filings, applications and/or other actions taken pursuant to the Merger Agreement required under any antitrust laws and (iii) to third parties (e.g., professionals, advisors, printers, etc.) who have rendered services to EAC in connection with the Merger.

The holders of Common Shares included in the units sold in the IPO will be entitled to receive funds from the Trust Account only in the event of EAC’s liquidation or if they validly tender and do not properly withdraw their Common Shares and the Merger is actually completed. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account.

No Stockholder Approval of Business Transaction

Pursuant to the prospectus for EAC’s IPO, we are not required to seek stockholder approval before we effect our business transaction, as not all business transactions require stockholder approval under applicable state law. Presented in the table below is a graphic explanation of certain types of business transactions and whether stockholder approval would be required under Delaware law for each such transaction.

Type of Transaction	Stockholder Approval Required

Purchase of assets	No

Purchase of stock of target not involving a merger with EAC	No

Merger of target into a subsidiary of EAC	No

Merger of EAC with a target	Yes

Pursuant to the Merger Agreement, the Merger is between a wholly owned subsidiary of EAC and IDE, and therefore does not require stockholder approval under Delaware law. Subject to the terms and conditions of the Offer and the Merger Agreement, we will consummate the Merger without seeking stockholder approval.

Redemption Of Common Shares And Liquidation If No Initial Business Transaction

Our Sponsor, officers and directors agreed that we only have until September 15, 2012 (or December 15, 2012 if we have executed a letter of intent or definitive agreement with respect to our initial business transaction before September 15, 2012), to consummate our initial business transaction. On July 31, 2012, EAC executed a letter of intent with IDE to acquire the equity interests of IDE. If we do not consummate a business transaction within such period, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as possible, but not more than five business days thereafter, redeem our public Common Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less taxes and amounts released to us for working capital purposes, subject to applicable law, and (iii) as promptly as possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate as part of our plan of dissolution and liquidation to be adopted in accordance with Section 281(b) of the Delaware General Corporation Law. Pursuant to the terms of our Certificate of Incorporation, our powers following the expiration of the permitted time period for consummating a business transaction will automatically thereafter be limited to acts and activities relating to dissolving and winding up our affairs, including liquidation.

Our Sponsor, officers and directors have waived their right to participate in any redemption with respect to their initial shares and placement shares upon our redemption of Common Shares sold in the offering if we fail to consummate a business transaction by December 15, 2012. However, if our Sponsor or any of our officers, directors or affiliates acquires public Common Shares, they will be entitled to a pro rata share of the Trust Account with respect to such Common Shares in the event we do not consummate a business transaction within the required time period. There will be no liquidating distribution with respect to our Warrants, which will expire worthless in the event we do not consummate a business transaction. We expect that all costs associated with the implementation and completion of our liquidation will be funded by any remaining assets outside of the Trust Account, although we cannot assure you that there will be sufficient funds for such purpose. If such funds are insufficient, our Sponsor has agreed to advance us the funds necessary to complete such liquidation (currently anticipated to be approximately $30,000).

Under Section 281(b) of the Delaware General Corporation Law, our plan of distribution must provide for all claims against us to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before we make any distribution of our remaining assets to our stockholders. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Under the Delaware General Corporation Law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our Trust Account distributed to our public stockholders upon our redemption of 100% of our public Common Shares in the event we do not consummate our initial business transaction by December 15, 2012 may be considered a liquidation distribution under Delaware law. If EAC complies with certain procedures set forth in Section 280 of the Delaware General Corporation Law intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

However, as stated above, if we do not effect a business transaction within the requisite time, it is our intention to make liquidating distributions to our stockholders as soon as reasonably possible following December 15, 2012, and, therefore, we do not intend to comply with those procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such date. Because we will not be complying with Section 280, Section 281(b) of the Delaware General Corporation Law requires us to adopt a plan, based on facts known to us at such time, that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent 10 years. However, because we are a blank check company, rather than an operating company, and our operations have been limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as accountants, lawyers, investment bankers, etc.) or prospective target businesses. We have sought to have all vendors, service providers and prospective target businesses execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account. As a result of this obligation, the claims that could be made against us are significantly limited and the likelihood that any claim that would result in any liability extending to the Trust Account is remote. We have an obligation to pursue indemnification from Messrs. Menkes, Oster, Mills and Dion pursuant to the terms of their agreement with us. Further, Messrs. Menkes, Oster, Mills and Dion may only to the extent necessary to ensure that the amounts in the Trust Account are not reduced below $10.20 per share less any per share amounts distributed from our Trust Account to our public stockholders in the event we are unable to consummate a business transaction by December 15, 2012, and will not be liable as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, Messrs. Menkes, Oster, Mills and Dion will not be responsible to the extent of any liability for such third party claims.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot assure you we will be able to return to our public stockholders an aggregate of at least $10.20 per share. Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. Furthermore, because we intend to distribute the proceeds held in the Trust Account to our public stockholders promptly after the termination of our corporate existence, this may be viewed or interpreted as giving preference to our public stockholders over any potential creditors with respect to access to or distributions from our assets. Furthermore, our board may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. To the extent any bankruptcy or other claims deplete the Trust Account, EAC cannot assure you it will be able to return to its public stockholders at least $10.20 per share.

Facilities

EAC currently maintains its executive offices at 142 W. 57th Street, 12th Floor, New York, NY 10019. We have agreed to pay our Sponsor $5,000 per month for office space as well as for certain general and administrative services. This agreement continues until the earliest to occur of: (i) consummation of a business transaction or (ii) December 15, 2012.

Employees

EAC currently has four executive officers. These individuals are not obligated to devote any specific number of hours to EAC’s matters and intend to devote only as much time as they deem necessary to our affairs. The amount of time they will devote in any time period has varied based on the stage of the initial business transaction process EAC is in. Accordingly, because a target business has been selected, the executive officers will spend more time investigating such target business and negotiating and processing the initial business transaction (and consequently spend more time on EAC’s affairs) than they did prior to locating a suitable target business. EAC has not had any full time employees to date.

Legal Proceedings

There are no material legal proceedings pending against EAC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF EAC

Overview

We are a newly-organized blank check company formed on January 24, 2011 for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, exchangeable share transaction or similar business transaction, one or more operating businesses or assets in an initial business transaction. For the purposes of consummating an initial business transaction, we are not limited to a particular industry, geographic region or minimum transaction value, although we intend to focus on operating businesses in the following sectors: energy, transportation, food and industrial technology.

Execution of Merger Agreement

On October 19, 2012, we, Merger Sub, IDE, and the Representative, entered into the Merger Agreement. Pursuant to the terms of the Agreement, among other things, IDE will merge with and into Merger Sub with Merger Sub surviving as a wholly owned subsidiary of EAC in exchange for consideration in the form of cash and Common Shares. See “The Merger Agreement” for more information regarding the Merger. There can be no assurance that the parties will consummate the Merger or that the company will accept any shares of common stock in the Tender Offer on a timely basis or at all.

Potential Acquisition of Rig Works, Inc.

On September 25, 2012, EAC entered into the RWI Letter of Intent with Rig Works, Inc. RWI is in the oil and gas machinery manufacturing business, providing workover rigs and other well servicing equipment used to maintain production of oil and gas wells. See “Business of IDE — Potential Acquisition of Rig Works, Inc.” for a discussion of the potential terms of the RWI Transaction, and the financial statements of RWI included in this Offer to Purchase.

Results of Operations

Period from January 24, 2011 (date of inception) through December 31, 2011

We have neither engaged in any operations nor generated any revenues to date. All activity through December 31, 2011 relates to our formation, our private placements and public offering, the identification and evaluation of prospective candidates for an initial business transaction, and general corporate matters. Since the completion of our public offering, we have not generated any operating revenues and will not until after completion of our initial business transaction, at the earliest. We generate small amounts of non-operating income in the form of interest income on cash and cash equivalents, but such income is not expected to be significant in view of the current low yields on Treasury securities. We incur expenses related to being a public company (for legal, financial reporting, accounting and auditing compliance) as well as for due diligence.

For the period from January 24, 2011 (date of inception) through December 31, 2011, we had a net loss of $347,871 consisting of expenses of $349,356 offset by interest earned in the trust account of $1,485. We incurred offering costs of $2,581,919 (including $1,200,000 of underwriting fees paid at closing and a $900,000 deferred corporate finance fee), which were charged to stockholders’ equity upon the completion of our public offering.

Nine Months Ended September 30, 2012 Compared to Nine Months Ended September 30, 2011

We have neither engaged in any operations nor generated any revenues to date. All activity through September 30, 2012 relates to our formation, our private placements and public offering, the identification and evaluation of prospective candidates for an initial business transaction, due diligence and negotiations relating to the Merger, and general corporate matters. Since the completion of our public offering, we have not generated any operating revenues and will not until after completion of our initial business transaction, at the earliest. We generate small amounts of non-operating income in the form of interest income on cash and cash equivalents, but such income is not expected to be significant in view of the current low yields on Treasury securities. We incur expenses related to being a public company (for legal, financial reporting, accounting and auditing compliance) as well as for due diligence.

For the nine months ended September 30, 2012, we had a net loss of $596,602 consisting of expenses of $629,816 offset by interest income earned in the Trust Account of $33,214, compared to a net loss of $185,740 during the period from January 24, 2011 (date of inception) to September 30, 2011. For the three months ended September 30, 2012, we had a net loss of $258,621 consisting of expenses of $272,554 offset by interest income earned in the Trust Account of $13,933, compared to a net loss of $164,038 during the three months ended September 30, 2011. For the period from January 24, 2011 (date of inception) to September 30, 2012, we had a net loss of $944,473 consisting of expenses of $979,173 offset by interest income earned in the Trust Account of $34,700.

Liquidity and Capital Resources

On June 21, 2011, we consummated our public offering of 6,000,000 units at a price of $10.00 per unit. On June 15, 2011, we completed a private placement of 390,000 Placement Units to Empeiria Investors LLC, our Sponsor, for an aggregate purchase price of $3,900,000. We received gross proceeds of $63,900,000 before deducting underwriters’ compensation of $1,175,000 (total compensation of $1,200,000 less an initial $25,000 advance) and other offering costs. Upon the closing of the public offering and the private placement in June 2011, $61,200,000 was placed into a Trust Account. As of September 30, 2012, investments in our Trust Account consisted of $61,198,470 in U.S. government Treasury bills with a maturity of 180 days or less and another $36,230 in cash.

As of September 30, 2012, we had cash of $244,224 in a bank account, held outside of our Trust Account, which is available for use by us to cover the costs associated with identifying a target business and negotiating a business transaction and other general corporate uses.

For the period from January 24, 2011 (date of inception) to December 31, 2011, we used cash of $283,706 in operating activities which was attributable to a net loss for the period of $347,871, an increase in accounts payable and accrued expenses of $111,665, and an increase in prepaid insurance expense of $47,500.

For the nine months ended September 30, 2012, we used cash of $513,665 which was attributable to a net loss for the period of $596,602, a $27,489 increase in cash related to a decrease in prepaid insurance expense, a $88,662 increase in cash related to an increase in accounts payable and accrued expenses, and a $33,214 decrease in cash related to an increase in investments held in Trust Account. This compares to a net increase of cash of $885,678 during the period from January 24, 2011 (date of inception) to September 30, 2011, which was attributable to a net loss for the period of $185,740, a $75,295 increase in cash related to an increase in accounts payable and accrued expenses, a $71,250 decrease in cash related to an increase in prepaid insurance expense, $63,925,100 in proceeds from our public offering, private placements and the sale of the unit purchase option, net of $61,200,708 of investments and increase in investments held in the Trust Account, and the payment of $1,657,019 of offering costs. Adding the net cash decrease of $513,665 for the nine months ended September 30, 2012 to our cash balance at December 31, 2011 of $757,889, we ended the period at September 30, 2012 with a cash balance of $244,224. For the period from January 24, 2011 (date of inception) to September 30, 2012, there was a net increase of cash of $244,224, which was attributable to a net loss for the period of $944,473, a $20,011 decrease in cash related to an increase in prepaid insurance expense, a $200,327 increase in cash related to an increase in accounts payable and accrued expenses, $63,925,100 in proceeds from our public offering, private placements and the sale of the unit purchase option, net of $61,234,700 of investments in the Trust Account, and the payment of $1,682,019 of offering costs.

For the period from June 21, 2011 (date of completion of our public offering) to September 30, 2012, we disbursed an aggregate of $810,215 out of the proceeds of our public offering not held in the Trust Account for general corporate expenses, including obtaining directors’ and officers’ insurance covering a 18-month period ending December 16, 2012 at a cost of $142,495 (with a prepaid balance at September 30, 2012 of $20,012) and payment of an aggregate of $180,000 in administrative services and management fees to our sponsor.

We intend to use substantially all of the funds held in the Trust Account (net of taxes and amounts released to us for working capital purposes) to consummate our initial business transaction. In connection with the Merger, the company is currently seeking financing, which may consist of debt, equity or seller financing, in an amount sufficient to pay for any shares tendered in the Tender Offer in excess of 3,629,000 but less than 5,520,000 shares of common stock. To the extent that our capital stock or other financing sources are used, in whole or in part, as consideration to consummate our initial business transaction, the remaining proceeds held in the Trust Account and from any financing will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategy. The remaining proceeds may also be used for sales and marketing activities, general and administrative matters, the purchase of unit purchase options and capital expenditures at the target business or businesses.

We believe that we have sufficient funds available to complete our efforts to effect an initial business transaction by December 15, 2012 (which date includes an extension From September 15, 2012 as a result of EAC’s entry into a letter of intent by September 15, 2012). To meet our working capital needs, our officers and directors may, but are not obligated to, loan us funds, from time to time, or at any time, in whatever amount such officer or director deems reasonable in his or her sole discretion, which may be convertible into warrants of the post business transaction entity at a price of $0.75 per warrant at the option of the lender. The warrants would be identical to the placement warrants. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist. However, we expect that the terms of such loans will not have any recourse against the Trust Account nor pay any interest prior to the consummation of the business transaction and be no more favorable than could be obtained by a third party.

We do not believe we will need to raise additional funds until the consummation of our initial business transaction to meet the expenditures required for operating our business. However, we may need to raise additional funds through a private offering of debt or equity securities if such funds are required to consummate an initial business transaction. Subject to compliance with applicable securities laws, we would only consummate such financing simultaneously with the consummation of our initial business transaction.

If we do not consummate an initial business transaction by December 15, 2012 (which date includes an extension from September 15, 2012 as a result of EAC’s entry into a letter of intent by September 15, 2012), we will (i) cease all operations except for the purpose of winding up, (ii) redeem our public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less taxes and amounts released for working capital purposes, subject to applicable law, and (iii) as promptly as possible following such redemption, subject to the approval of our remaining stockholders and board of directors, dissolve and liquidate as part of our plan of dissolution and liquidation. We will pay the costs of liquidation from our remaining assets outside of the Trust Account. If such funds are insufficient, our Sponsor has agreed to advance the funds necessary to pay any and all costs involved or associated with the process of liquidation and the return of the funds in the Trust Account to the public stockholders (currently anticipated to be no more than approximately $30,000).Unless EAC’s stockholders propose and approve an amendment to the Certificate of Incorporation, as amended, EAC will be unable to consummate an initial business transaction other than the Merger. This mandatory liquidation and subsequent dissolution raises substantial doubt about our ability to continue as a going concern.

Off-balance Sheet Financing Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or entered into any non-financial assets.

Significant Accounting Policies

We have identified the following as our significant accounting policies:

Development Stage Company

The company complies with the reporting requirements of FASB ASC 915, “Development Stage Entities.” As of September 30, 2012, the company had not commenced operations or generated revenue. All activity through September 30, 2012 relates to the company’s formation, the private placements and the public offering, the identification and evaluation of prospective candidates for an initial business transaction, due diligence and negotiations relating to the Merger, and general corporate matters. The company will not generate any operating revenues until after the completion of an initial business transaction at the earliest. The company generates non-operating income in the form of interest income on the Trust Account.

Net Loss Per Common Share

The company complies with the accounting and disclosure requirements of FASB ASC 260 “Earnings Per Share.” Basic net loss per share is computed by dividing net loss by the weighted average number of Common Shares outstanding during the period. Diluted net loss per share is computed by dividing net loss by the weighted average number of Common Shares outstanding, plus to the extent dilutive, the incremental number of shares of common stock to settle warrants issued in the public offering and the private placement in June 2011, as calculated using the treasury stock method.

The company’s statements of operations include a presentation of income per share for common stock subject to possible redemption in a manner similar to the two-class method of income per share. Net income per common share, basic and diluted, for the maximum number of shares subject to possible redemption is calculated by dividing the income, net of applicable income taxes and franchise taxes, attributable to common shares subject to redemption by the weighted average number of common shares subject to possible redemption.

Investments Held in Trust Account

Investment securities consist of United States Treasury securities. The company classifies its securities as held-to-maturity in accordance with FASB ASC 320 “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the company has the ability and intent to hold until maturity. Held-to-maturity Treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities’ fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion is included in the “interest income” line item in the statement of operations. Interest income is recognized when earned.

Redeemable Common Shares

The company accounts for its redeemable Common Shares in accordance with ASC 480 “Distinguishing Liabilities from Equity.” The redemption provisions not solely within the control of the company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. In connection with the consummation of an initial business transaction, the company may redeem pursuant to a tender offer up to 92% of the shares sold in the public offering.

The company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of the security to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable Common Shares will be effected by charges against the par value of Common Shares and paid-in capital.

Income Tax

The company complies with GAAP which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

The company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the company recording a tax liability that reduces ending retained earnings. The company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively.

The company is subject to income tax examinations by major taxing authorities since inception. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Fair Value of Financial Instruments

Unless otherwise disclosed, the fair values of the company’s financial instruments, including cash, approximate their carrying amounts represented on the balance sheet.

Off Balance Sheet Arrangements

None.

MANAGEMENT OF EAC

Directors and Executive Officers

Our directors and executive officers as of the date hereof are as follows:

Name	Age	Position
Alan B. Menkes	53	Chief Executive Officer and Director
Keith E. Oster	52	President and Director
Joseph Fong	38	Chief Financial Officer and Executive Vice President
Michael Dion	55	Executive Vice President and Director
James N. Mills	75	Chairman of the Board
Barry Brigman	65	Director

Alan B. Menkes has been our Chief Executive Officer since inception. Over a 25-year career in the private equity business, Mr. Menkes has played a lead role in 21 platform transactions and more than 50 add-on acquisitions totaling approximately $1 billion in equity capital and almost $7 billion in total enterprise value. From 2009 to 2011, Mr. Menkes was also a Managing Partner of G2 Investment Group, a diversified financial services firm. From 2007 to 2009, he was a partner at Enterprise Infrastructure Ventures, a real estate investment firm focused on acquiring and developing data centers and other mission-critical real estate assets. From 2002 to the present, Mr. Menkes has been the Managing Partner of Empeiria Capital LLC, a private equity firm he co-founded. From 1999 to 2002, he was Co-Director of Private Equity and a member of the Executive Committee of Thomas Weisel Partners, an investment banking and investment management firm focused on growth sectors. From 1992 to 1998, Mr. Menkes was a Vice President and partner at Hicks, Muse, Tate & Furst Inc., a leveraged buyout firm. Prior to Hicks Muse, he was with The Carlyle Group, a global alternative investment manager, from its founding in 1987 to 1992. Mr. Menkes currently serves on the board of directors of CS Technology, a private IT consulting firm focused on data centers and physical IT infrastructure. He previously served on the board of directors of Conner Steel Products, a private manufacturer of equipment for the oil and gas industry, from June 2006 to May 2011, and Stellent, Inc., a publicly-traded software company, from January 2004 to December 2006. Since August 2011, Mr. Menkes has served on the board of directors of BGS Acquisition Corp, a blank check company. He graduated Phi Beta Kappa from the University of Virginia, where he earned his B.A. in Economics with Highest Distinction. Mr. Menkes earned an M.B.A. with Distinction from the Wharton School at the University of Pennsylvania.

Keith E. Oster has been our President since inception. Mr. Oster has been in the private equity industry for more than 20 years. From 2006 to 2007, he was a Managing Director with Genstar Capital, a middle-market buyout firm with over $2.5 billion under management. From 2004 to 2006, Mr. Oster worked at Fremont Partners, the private equity arm of the Fremont Group, a private investment firm sponsored by the Bechtel family. From 2002 to 2004, Mr. Oster served as co-founder of Empeiria Capital LLC and from 2000 to 2002 he was a partner with Thomas Weisel Partners, an investment banking and investment management firm, where he had principal responsibility for private equity investments in the industrial technology sector. From 1992 to 2000, Mr. Oster was a partner and founder of J.F. Lehman & Company, a private equity investment firm that focuses exclusively on acquiring middle market companies in the defense, aerospace and maritime industries and the technologies that originate from them. From 1988 to 1992, he served as an Associate at The Carlyle Group, a global alternative investment manager. Mr. Oster in the past has served on the boards of the following private companies: Racal Instruments Group (2001 to 2003), McCormick Selph, Inc. (1999 to 2000), Special Devices Incorporated (1998 to 2000), Elgar Electronics Incorporated (1998 to 2000) and Burke Industries, Inc. (1997 to 2000). He graduated with a B.A. in Economics and English from Oberlin College and earned an M.B.A. from the Wharton School at the University of Pennsylvania.

Joseph Fong has been our Chief Financial Officer and an Executive Vice President since inception. From 2009 to July 2012, Mr. Fong was also a Managing Director at G2 Investment Group, a diversified financial services firm, and was involved in its private equity and real estate activities. From 2007 to 2009, he worked in the private equity business of Fortress Investment Group, a global investment manager with over $40 billion of assets under management. At Fortress, Mr. Fong was a member of the acquisitions team and held a variety of responsibilities with respect to a major portfolio company, including capital investments, asset dispositions, business planning and financial reporting. From 1999 to 2007, Mr. Fong worked in investment banking at Lehman Brothers, where he was involved in over $30 billion of completed transactions for real estate companies and opportunity funds, with transaction types that included buy- and sell-side mergers and acquisitions, high-yield and investment-grade debt financings, initial public offerings, secondary equity and convertible offerings, and asset-based financings. Mr. Fong graduated summa cum laude, Phi Beta Kappa from Yale University with majors in economics and architecture, and also received Master of Architecture and M.B.A. degrees from Yale.

Michael Dion has been an Executive Vice President and a member of our Board since April 2011. Over a 32-year career in the consumer products industry, Mr. Dion has played a lead role in executing financial performance turnaround plans, implementing cost-cutting strategies, and managing post-acquisition integration. Since 2007, Mr. Dion has been a business consultant working with a variety of companies and investors on acquisition transactions. From 2001 to 2007, he was Executive Vice President and Chief Financial Officer of Pinnacle Foods Corporation, a consumer products corporation formed from the purchased assets of Vlasic Foods International with brands including Swanson Frozen Foods, Vlasic Pickles, and Open Pit. Mr. Dion joined Pinnacle Foods after its formation by Hicks, Muse, Tate & Furst in 2001 and continued in this role after the company was acquired by CCMP, JW Childs, and CDM Equity in 2003. In 2003, Pinnacle Foods purchased the brands of Aurora Foods including, among others, Duncan Hines, Mrs. Paul’s, Aunt Jemima Frozen Breakfast, and Mrs. Butterworth’s Syrups. From 1999 to 2004, he was Vice President of Finance of Hillsdown Holdings, PLC and Mumm and Perrier-Jouet (1999 to 2001), as a member of the C. Dean Metropoulos Group which managed the investments on behalf of Hicks Muse. From 1996 to 1999, Mr. Dion was Executive Vice President and Chief Financial Officer of International Home Foods, a consumer products company with brands such as Chef Boyardee, PAM Cooking Spray, Polaner All-Fruit, and Crunch n’ Munch. From 1994 to 1997, he was Vice President of Finance of Morningstar Dairy Group. From 1990 to 1994, Mr. Dion was Vice President of Finance for International Cheese Company. From 1989 to 1990, he was Vice President of Finance of Aquatec, Inc. From 1984 to 1989, Mr. Dion was Chief Financial Officer of Karl Suss America, an industrial technology supplier. From 1979 to 1983, he was a Senior Auditor of Coopers and Lybrand, LLC. Mr. Dion received a B.S. in Business Administration from University of Vermont in 1979, where he was on the Dean’s List all semesters.

James N. Mills has been our Chairman of the Board since inception. Mr. Mills has served as Chairman of the Board and Chief Executive Officer of Mills & Partners, Inc., a management and investment firm that specializes in the acquisition and operation of commercial and industrial manufacturing companies, since its formation in 1985. Mr. Mills has, in the past, served as Chairman of the Board and Chief Executive Officer of each of the Mills & Partners portfolio companies, including Clarke Floor Equipment, Palco Industries, Wirekraft Industries, Berg Electronics, Jackson Products, Crain Holdings, International Wire Group, and Viasystems Group. Mr. Mills also previously served on the board of directors of Conner Steel Products, a manufacturer of equipment for the oil and gas industry from June 2006 to May 2011. Mr. Mills has over 40 years of operating experience in senior and corporate level positions with a variety of successful major manufacturing companies. From 1978 to 1985 Mr. Mills was a senior executive of McGraw-Edison Company, a company engaged in the electronic, industrial, commercial, and automotive industries. At McGraw-Edison, he served as Executive Vice President of the Industrial, Power Systems and Service sectors, where he was responsible for $1.1 billion of corporate revenue, President of the Industrial Group and President of the Bussmann Division, where he led a major corporate divestiture program which resulted in the sale of 15 operating companies with combined sales of over $1 billion. From 1977 to 1978, Mr. Mills served as Executive Vice President of the Admiral Group of Rockwell International and as President and Chief Executive Officer of Litton Industries’ Royal Typewriter Division. Mr. Mills’ affiliations have included the National Sudden Infant Death Syndrome Foundation, the National Aid to Visually Handicapped Children, the American Management Association, the President’s Council of St. Louis University, and the Presidents’ Association of the American Management Association. He attended the University of Missouri majoring in Business Administration.

Barry Brigman has been a member of our Board since inception. Mr. Brigman is a business consultant and investor. He is a partner in Empeiria Capital LLC and was the Chairman of the Board of Conner Steel Products from June 2006 to May 2011. From March 2003 to June 2006 he was the Managing Partner of Hanley Partners Asia (“HPA”) and has been managing global businesses in a variety of industry segments for over 25 years. HPA was a global consulting group that assisted North American and European middle market businesses to access the market opportunities, material and product sourcing supply chains, and the manufacturing potential available in China. Prior to co-founding HPA, Mr. Brigman was employed by Viasystems Group, Inc. from January 1997 to December 2002 as President of the Telecom Division, President of the Global PCB business and President of the Americas. In July 2001, Mr. Brigman was appointed Executive Vice President responsible for all global business functions within

Viasystems Group, Inc. From 1997 to 2002, Viasystems grew through multiple acquisitions and internal growth from $200 million to $1.5 billion in revenue with 32 global manufacturing sites and over 25,000 employees in the Americas, Europe, and China. Mr. Brigman was involved in and often led the financial due diligence process for the purchase of companies. Prior to Viasystems, Mr. Brigman was Senior Vice President and General Manager, Americas of Berg Electronics from March 1993. During Mr. Brigman’s tenure, the company moved from the No. 7 position in the connector industry to No. 3. Prior to joining Berg, Mr. Brigman was employed by DuPont as the Director of Connector Systems – Americas from 1989 to 1993. Mr. Brigman had held numerous professional and management positions in the Fibers, Central Research and Development, Medical Products, Corporate Plans, and Electronics divisions of DuPont. His functional experience includes assignments in technical sales, marketing, manufacturing, strategic planning, and general business management. He managed global businesses with presences in the Americas, Europe, and Asia Pacific regions. Mr. Brigman joined DuPont in 1969. Mr. Brigman holds a B.S. in Chemistry from Virginia Polytechnic Institute.

Director Qualifications

We have not established a nominating committee and have not formally established any specific, minimum qualifications that must be met by each of our directors or specific qualities or skills that are necessary for one or more of our members of the board of directors to possess. However, we generally evaluate the following qualities: educational background, investment experience, diversity of professional experience, including whether the person is a current or former board member, CEO or CFO of a public company, knowledge of our business, integrity, professional reputation, independence, judgment, wisdom, and ability to represent the best interests of our stockholders.

The members of our board of directors have significant senior leadership experience at both private and public domestic companies. In these positions, they have gained experience in core management skills, such as strategic and financial planning, public company financial reporting, compliance, risk management, and leadership development. All of our directors also have experience serving on boards of directors and board committees of other public companies and private companies, and have an understanding of corporate governance practices and trends, which provides an understanding of different business processes, challenges, and strategies. Further, our directors also have other experience that makes them valuable, such as extensive prior experience in acquiring companies across a broad range of industries and growing companies both organically and via strategic add on acquisitions, although none of our directors, officers or promoters have been previously involved in blank check offerings.

We, along with our directors, believe that the above-mentioned attributes, along with the leadership skills and other experiences of our board members described below, provide us with a diverse range of perspectives and judgment necessary to facilitate our goals of consummating a business transaction.

Alan B. Menkes

Mr. Menkes is well-qualified to serve as a member of the Board due to his extensive experience as a private equity investor and his service on the Boards of Directors of 14 companies over the last approximately 15 years. Since entering the private equity business in 1987, Mr. Menkes has developed an extensive network of contacts among investment banks, business brokers, private equity funds, lawyers and accountants that will allow us to generate attractive acquisition opportunities. Moreover, during his 25 years as a principal investor, Mr. Menkes has evaluated hundreds of investment opportunities, including both private and public companies, and developed a screening and diligence process that will allow us to identify suitable candidates for acquisition. Mr. Menkes is also highly experienced in negotiating, structuring and executing complex acquisition transactions and has led multiple “buy and build” strategies where the platform company effected numerous add on acquisitions.

Keith E. Oster

Mr. Oster is well-qualified to serve as a member of the Board due to his proven capabilities as a private equity investor and his service as a lead director on several portfolio company boards over the past 15 years. Mr. Oster began his private equity career in 1988 with The Carlyle Group, and since that time, has served as a General Partner and member of the investment committee with three, well established, middle market private equity firms. In that capacity, he has been responsible for sourcing, evaluating, negotiating, closing and monitoring numerous leveraged buyout investments across a broad range of industries and over a variety of economic cycles. Mr. Oster also has extensive experience building non-traditional deal origination channels and has worked closely with numerous management teams to develop and execute a variety of successful strategies to enhance portfolio company value.

Michael Dion

Mr. Dion is well-qualified to serve as a member of the Board due to his extensive experience managing finance and operations at consumer products companies, including several under private equity ownership. Over the last 32 years, Mr. Dion has served in a senior finance role at eight consumer products companies, most recently as Executive Vice President and Chief Financial Officer of Pinnacle Foods Corporation. Mr. Dion has strong expertise managing financial performance, strategic initiatives, and cost-cutting programs, and has acted as a key participant with the CEO in developing and executing acquisition programs that leveraged the existing company’s infrastructure and enhanced investment platform returns. Mr. Dion’s experience will allow us to evaluate and implement potential operational improvements and add-on transactions at target companies and his network of business and private equity contacts will assist in generating acquisition opportunities.

James N. Mills

Mr. Mills is well-qualified to serve as a member of the Board due to his public company experience, business leadership, operational experience, and experience in the private equity industry. Over the last 25 years, Mr. Mills has served as Chairman and CEO of nine leveraged buyout companies, which in turn completed more than 50 add on acquisitions. Two of these companies undertook initial public offerings and Mr. Mills remained as Chairman and CEO. Mr. Mills has developed an extensive set of contacts in the business, private equity and financial sectors, which we believe will generate acquisition opportunities for us. Mr. Mills also has extensive experience in evaluating management teams of target companies.

Barry Brigman

Mr. Brigman is an experienced senior executive and business consultant. Mr. Brigman has over 18 years experience in private equity acquisition and the management of both privately and publicly held companies. Prior to his work in private equity, he held executive positions with E. I. DuPont in a number of industrial businesses. He has served as the Chairman of the Board of privately held Conner Steel Products Holdings and as a senior executive with publicly traded Berg Electronics and Viasystems Group. Mr. Brigman has also provided operational consulting and due diligence support for U.S. based businesses and international private equity groups in a variety of industries. Mr. Brigman’s knowledge of global markets and extensive network of contacts has enabled him to work effectively with the senior executives and boards of many companies to develop both strategic and operational improvement strategies.

Number and Terms of Office of Directors

Our board of directors is divided into two classes with only one class of directors being elected in each year and each class serving a two-year term. The term of office of the first class of directors, consisting of Mr. Brigman and Mr. Mills, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Mr. Menkes, Mr. Oster, and Mr. Dion will expire at the second annual meeting of stockholders. These individuals will play a key role in identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating our initial business transaction. Collectively, through their positions described above, our directors have extensive experience in the private equity businesses.

We do not currently intend to hold an annual meeting of stockholders until after we consummate the Merger, and thus may not be in compliance with Section 211(b) of the Delaware General Corporation Law. Therefore, if our stockholders want us to hold an annual meeting prior to our consummation of the Merger, they may attempt to force us to hold one by submitting an application to the Delaware Court of Chancery in accordance with Section 211(c) of the Delaware General Corporation Law.

Director Independence

Although our securities are quoted on the OTC Bulletin Board, we apply the NYSE Amex standard for independent directors. The NYSE Amex defines an “independent director,” as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.

The Company has determined that Mr. Brigman and Mr. Mills are independent directors, as defined under the NYSE Amex listing standards and Rule 10A-3 promulgated under the Exchange Act.

Board Committees

Our board of directors intends to establish an audit committee and a compensation committee upon consummation of the Merger. At such time, our board of directors intends to adopt charters for these committees. Prior to such times, we do not intend to establish either one. Accordingly, there will not be a separate committee comprised of some members of our board of directors with specialized accounting and financial knowledge to meet, analyze and discuss solely financial matters concerning IDE or any other prospective target businesses. We do not believe a compensation committee is necessary prior to the Merger, as there will be no salary, fees or other compensation being paid to our officers or directors prior to the Merger other than as disclosed in this Report.

Code of Conduct

We have adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and 10% stockholders are required by regulation to furnish us with copies of all Section 16(a) forms they file. Based solely on copies of such forms received, or representations from certain reporting persons that no other reports were required, we believe that all applicable Section 16(a) filing requirements were complied with during the fiscal year ended December 31, 2011.

Compensation Discussion and Analysis

From inception through June 15, 2011, none of our executive officers or directors received compensation of any kind for services rendered. Commencing on June 15, 2011 through the earlier of consummation of our initial business transaction or our liquidation, we have paid our Sponsor, an entity controlled by certain of our officers and directors, a monthly management fee of $10,000, all of which will be used by our Sponsor to compensate our President, Keith Oster, for services. Other than as set forth above, no compensation of any kind, including finder’s and consulting fees, will be paid to any of our officers, directors or any of their respective affiliates, for services rendered prior to or in connection with a business transaction. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying prospective target businesses and performing due diligence on suitable business transactions. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than our board of directors, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. If all of our directors are not deemed “independent,” we will not have the benefit of independent directors examining the propriety of expenses incurred on our behalf and subject to reimbursement.

After the consummation of the Merger, our executive officers and directors will be compensated as described in “Management of EAC Following the Transaction.”

Compensation Committee Interlocks and Insider Participation and Compensation Committee Report

We do not currently have a compensation committee and intend to establish such a committee upon the consummation of the Merger. We do not feel a compensation committee is necessary prior to the Merger, as there will be no salary, fees or other compensation being paid to our officers or directors prior to the Merger, other than as disclosed in this Report. All members of our board of directors reviewed the Compensation Discussion and Analysis and agreed that it should be included in this Report.

BUSINESS OF IDE

Business Overview

Based in Houston, Texas, IDE is an established manufacturer of drilling rigs and rig components and provider of rig refurbishment and reconfiguration services to contract drilling companies worldwide. IDE’s principal service and product offerings consist of the following:

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The construction of new land rigs based on IDE designs or customized to customers’ specifications. IDE believes it is one of a small number of vertically-integrated land focused rig manufacturers in the United States;

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Providing a range of extensive reconfiguration and refurbishment services for land rigs to repair and extend their life or to adapt them for different drilling environments (e.g., upgrade for horizontal/unconventional drilling, international use, cold weather use, etc);

•	Providing offshore rig upgrade packages, refurbishment services and related components for offshore newbuild rigs;

•	Supplying, through its IEC Systems division, integrated electrical systems and control systems for a wide range of land and offshore drilling rigs; and

•	Providing engineered hydraulic rig solutions, including hydraulic power units and related components for all rig functions.

IDE’s customers are primarily land and offshore drilling contractors that operate globally. IDE’s top customers include Nabors Industries, Inc., Trinidad Drilling Ltd., Lewis Energy Group, Pioneer Energy Services, Sidewinder Drilling, Union Drilling, Inc., IHSA, and Tuscany International Drilling Inc.

IDE’s primary operations are based at two 50,000-square-foot facilities in Houston, Texas. The first facility includes a surrounding 30-acre rig yard used to manufacture and assemble new rigs as well as execute reconfiguration and refurbishment services. The second facility is used by its IEC Systems division to manufacture drilling rig electrical components and rig power systems. IDE maintains a spare parts warehouse for shipment worldwide 24 hours a day, seven days a week.

IDE manufactures its masts and substructures to conform to the standards of the American Petroleum Institute (“API”). Additionally, IDE’s management systems conform with international API standards as well as the standards of the International Organization for Standardization.

IDE’s products and services are sold and marketed primarily in North America by its own sales teams. In addition, IDE utilizes independent sales representatives internationally for sales abroad.

Business Strategy

IDE’s strategy is to become a preferred provider of drilling rigs, rig parts and related rig components, and rig refurbishment and reconfiguration services to contract drilling companies worldwide. Management believes that it has built a company that is highly competitive in land and offshore rig markets that customers view as an attractive alternative to certain major suppliers. IDE’s key business strategy is described below:

Become the Preferred Provider of Complete Drilling Rigs. In 2006, IDE began providing comprehensive rig assembly services and completed the fabrication of the mud systems, tanks, mud pumps, power packages, rig winterization and electrical/mechanical rig-up testing for five new drilling rigs. This business grew into the design and production of complete drilling rigs. From 2009 to 2011, IDE’s revenues from complete rig packages increased by more than tenfold, from $6.5 million to $67.5 million. Through September 30, 2012, IDE has completed and delivered 13 complete SPARTA and SEDS rigs (as described below) to six different customers, including: (i) nine rigs of the Sparta Drilling System (“SPARTA”) design and (ii) four Self Elevating Drilling System (“SEDS”) rigs. IDE believes that since their delivery, these rigs have been deployed in various countries in North America and South America. Through September 30, 2012, IDE has under production ten rigs for delivery during the remainder of 2012 and the first half of 2013. Going forward, IDE will seek to increase its production of complete rig systems for sale and deployment in the North American and international markets. Further, as IDE continues to manufacture more rigs of each model and begins to sell standardized designs in addition to those that are highly customized and therefore costlier to manufacture, it expects that its profit margins per rig will increase, leading to potentially significant improvements in profits generated from complete rig sales.

Expand IDE’s Business for Land Drilling Rig Refurbishment and Reconfiguration. IDE believes that as horizontal drilling in unconventional shale resource plays continues to dominate U.S. drilling activity and continues to comprise an increasing portion of international drilling activity, the demand for newer, more technically capable rigs will also grow. Newer rigs, including those that are more powerful, designed for higher drilling capabilities, have AC power and control systems, and are easier and more efficient to move, deliver greater earning power and enhance the ability of drilling contractors to attract more business. IDE believes that its customers will continue to refurbish and upgrade earlier generation rigs in order to meet the demands of drilling in the shale resource plays. Additionally, in the event that the newbuild market were to slow down from an absence of customer contracts, refurbishment would be a cheaper alternative for drilling contractors to upgrade their fleet, creating a revenue opportunity for IDE. Examples of refurbishments and upgrades include new, repaired, or replaced derricks, substructures, skidding systems, rig floor equipment, mud control equipment, replacing drillers’ cabins, and conversions to variable frequency drive systems with AC power. IDE estimates that up to 45 rigs per year in the global land rig fleet will require extensive refurbishment and upgrades. With existing facilities and only modest capital improvements, IDE believes that it has the capacity to perform a combination of the following services annually: refurbish 12 rigs, manufacture up to 24 complete new standard land rigs, and manufacture four offshore platform rigs. IDE’s Houston-based facility is strategically located to perform refurbishment work on older North American rigs destined for Latin American markets.

Capitalize on Underserved Market for Offshore Rig Upgrades and Newbuild Rig Components. IDE believes that the offshore drilling market is a natural extension of its land rig business and could provide significant near-term revenue opportunities. Currently, IDE is offering platform and jack-up rig packages. Complete platform rig packages, from modular rigs that fit on multiple platforms to purpose built rigs for one platform, are very similar to land rigs and a natural extension of the product line. Jack-up rig packages vary from complete drilling equipment packages including rig power systems to the most basic DC to AC conversion that includes a new drawworks, drillers’ cabin and associated electrical components. The current jack-up rig fleet is essentially bifurcated between newer rigs generally built since 2003 and those built prior to 1983. All new offshore rigs are AC-powered, and the precise digital controls of AC power systems and auto-drilling capabilities deliver a significant performance advantage, and hence utilization and dayrate premium, over older DC-powered rigs with analog controls. The newer equipment is also smaller, lighter and more reliable which is important for older jack-ups and platform rigs which often have tight weight and space limits. Further, AC power systems can extend the horizontal and directional reach of rigs with improved control, such as “phased” mud pumps that allow for improved communication with downhole tools. IDE believes that there is currently an underserved market for drilling package upgrades for offshore jack-up rigs, as drilling contractors often face unattractive upgrade economics since equipment packages are priced at premium deep water rates with long delivery lead-times. As a result, there is an opportunity to provide modified versions of AC-powered land rig equipment for the refurbishment and upgrade of older jack-up rigs. This can reduce the upgrade costs significantly and make upgrades economical for offshore drilling contractors while improving delivery times compared to existing offshore equipment suppliers, which can be up to two years. Furthermore, IDE can expand existing drilling envelopes of many aging platform rigs by upgrading them to modern and more efficient equipment and control systems provided by IDE. Additionally, IDE plans to manufacture and market specialized components for newbuild offshore rigs, expanding its market reach. IDE believes it is currently a significant player in the offshore market through IEC, which sells and services rig electrical equipment all over the world. IDE believes that it can successfully leverage its installed base of clients, an assembled team of offshore specialists in operations and engineering, and its manufacturing infrastructure to significantly expand its business in providing drilling equipment for the offshore market. IDE anticipates that because offshore projects are generally larger in scope and longer in duration, an increase in offshore business will provide greater long-term revenue visibility and increased profit margins.

Pursue Consolidation and Expansion through Acquisitions. The global rig equipment and services business includes a large number of small, privately-owned regional firms with narrow product and service offerings and limited capital. IDE believes that many of these firms may be attractive targets for consolidation over the next several years. IDE believes that large international drilling contractors, national oil companies and local in-country contractors generally prefer to source from vertically-integrated equipment providers rather than individual component suppliers. Furthermore, market volatility may pressure smaller, undercapitalized equipment and service providers to consolidate or seek partners, which could provide IDE with attractive acquisition opportunities. IDE and EAC believe that, as a publicly-traded company following the Merger, IDE will enjoy improved access to the debt and equity capital markets and therefore an enhanced ability to pursue and capitalize on such consolidation opportunities. IDE is currently evaluating several such acquisition opportunities, including the acquisition of Rig Works, Inc. Although there can be no assurances that any such acquisition will be consummated, if successful IDE believes they will expand IDE’s product offerings and potentially increase IDE’s profit margins by in-sourcing certain components of rig packages and the higher associated profit margins. IDE believes management’s extensive relationships in the oil services sector, combined with the EAC management team’s private equity and financial experience and industry contacts, will provide it with a competitive advantage in identifying, evaluating, financing, and executing acquisition opportunities. See “— Potential Acquisition of Rig Works, Inc.”

Continue to Penetrate International Markets with Particular Focus on Latin America and the Middle East. IDE’s revenues have historically been based on long-term relationships with major customers, which employ their rigs in both U.S. and international markets. IDE intends to focus on supplying rigs to the international market, particularly in locations that are close to petroleum resources (conventional and unconventional), logistically advantageous for shipping components, near a pool of local skilled labor, import/export friendly (such as a designated duty-free zone) and business friendly, and where it believes it can leverage existing customer relationships to expand its market share. The top two regions of focus are Latin America and the Middle East, which as of September 20, 2012 each represented approximately 35% of all international land rigs (excluding North America) according to Baker Hughes Incorporated (“Baker Hughes”). In these markets as well as certain markets in Asia, Africa and Europe, IDE is actively seeking business, and keeps a close watch for changes in the market such as the expansion of shale drilling.

Competitive Strengths

IDE believes that it is well positioned to execute its strategy and capitalize on international and domestic oil and natural gas market opportunities based on the following competitive strengths:

IDE is an established manufacturer of complete drilling rigs in the U.S. IDE believes that it is one of a small number of vertically-integrated land rig manufacturers in the U.S., with the ability to produce complete drilling rig packages of its own design or to customers’ specifications and to integrate the key components of a rig. IDE focuses on the production of modern rigs that are capable of drilling horizontal wells and utilize the latest drilling technology. IDE believes that as the demand slows for earlier generation rigs, such as mechanical rigs or those with DC power, and drilling contractors move to more modern AC powered rigs such as those manufactured by IDE, the market will accommodate and benefit from the growth of an integrated competitor to the current leading supplier. IDE’s SPARTA rig, which can be produced in 1,000, 1,200, 1,500 and 2,000-horsepower configurations, was developed to be an efficient, fast, and reliable rig designed for technologically challenging wells with minimal drilling time. SPARTA is further enhanced with a flexible modular design that meets Department of Transportation load limitations and rigs up using its own hydraulic systems. Its SEDS rig is a self-elevating box-on-box substructure rig available in configurations from 1,000 to 3,000 horsepower. IDE believes that by offering products of industry-leading capabilities, high quality, competitive pricing and delivery timetables, and by leveraging its reputation as being highly attentive to its customers’ needs, it is positioned as an attractive supplier in a growing market.

IDE is an established independent provider of land rig assembly and refurbishment services in the U.S. IDE believes that it is the largest independent provider of land rig reconfiguration and refurbishment services in the U.S. Although large land drilling contractors often maintain internal operations dedicated to maintaining their own land rig fleet, IDE expects that they will remain active users of rig assembly and refurbishment services due to the increasing age and globalization of the land rig fleet and the high fixed costs associated with maintaining a large rig yard. As one of the largest and most experienced providers of reconfiguration and refurbishment services, IDE believes it is uniquely positioned to provide a customized, flexible, and cost-competitive alternative to internal rig services.

IDE’s established electrical and control systems division (IEC) provides IDE with a competitive advantage in the offshore market. IDE believes that it is currently a significant player in the offshore market through IEC Systems division, an established manufacturer of integrated electrical systems and control systems for a wide range of drilling rigs. IDE believes that it can successfully leverage its existing market position and installed client base of IEC, an assembled team of offshore specialists in operations and engineering, and its manufacturing infrastructure to significantly expand its business in providing drilling equipment for the offshore market.

IDE’s end markets include domestic as well as numerous international markets for drilling contractors. Approximately 40% of IDE’s total revenues for 2011 came from outside the U.S., based on the location to which its products are shipped or where its services are performed. The experience of IDE in providing products and services to international markets and the IDE management team’s extensive experience in working in international markets give IDE a competitive advantage in several ways:

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Internationally drilling in South America, the Middle East, Asia and Africa has been historically more stable and consistent in spite of oil and natural gas price volatility. National oil companies (“NOCs”) are major players in these markets with drilling plans and budgets that are longer term in nature and sometimes based on non-economic objectives (such as maintaining domestic employment, enhancing energy security, and increasing petroleum exports). IDE believes that its exposure to the international end-markets reduces revenue and earnings volatility as compared to serving only the domestic market.

•	IDE believes its strategic positioning as a key rig services and equipment provider to local drilling contractors servicing NOCs and NOCs with their own drilling subsidiaries.

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As oil and gas shale drilling expands outside North America and becomes global in nature, the technologies in IDE products that improve drilling efficiency, reduce mobilization times and increase reliability should provide IDE and its customers with a similar competitive advantage in international markets as they have done in North American markets.

•	IDE believes that through its experience and marketing efforts in the international markets, it will increase its international presence and generate opportunities for growth in these markets.

IDE’s suite of products and services provide diversification benefits in volatile market conditions. IDE’s businesses include the vertically-integrated manufacturing of new complete rig packages, rig refurbishment services, and manufacturing rig components. IDE also provides integrated electrical systems and control systems for a wide range of land and offshore drilling rigs. IDE believes that the refurbishment and reconfiguration component of its business helps reduce the volatility of its overall revenue stream, since demand for such services are less prone to the swings in drilling activity as drilling contractors deem these services essential for maintaining their fleets and critical to preparing rigs for new drilling contracts. IDE also expects that its rig manufacturing business will benefit from the demand for replacing the large number of older rigs expected to be retired over the next few years, and that rig replacement demand will be less dependent on near-term drilling activity than demand for new rigs. Lastly, IDE believes that the market for the refurbishment and upgrading of offshore jack-up rigs and platform rigs provides it with an untapped source of revenue growth and diversification against a downturn in land-based drilling activity.

The extensive experience and industry relationships of IDE and EAC management will provide the company with a competitive advantage in identifying and executing consolidation and acquisition opportunities. IDE and EAC believe that, as a publicly-traded company following the Merger, IDE will enjoy improved access to the debt and equity capital markets and an enhanced ability to pursue acquisition opportunities, which may include small, privately-owned firms with comparatively narrow product and service offerings and limited access to capital. IDE expects that if successfully consummated and integrated, such acquisitions will expand IDE’s product offerings and increase its revenues and earnings. IDE believes that its senior management’s extensive relationships in the oil services sector will provide it with a competitive advantage in identifying and evaluating such acquisition opportunities. Additionally, the officers and directors of EAC have more than 100 years of combined investing and operating experience with significant overlapping tenures at several private equity companies. They have invested in and provided management services to small and mid-cap companies for over 20 years, served on the boards of over 25 companies, and completed more than 50 add-on acquisitions in their capacity as investors, senior managers or directors. Following the Merger, members of EAC intend to play an active role in assisting with the sourcing, evaluation, financing and execution of add-on acquisitions, with Chairman James N. Mills and Alan B. Menkes serving on the board of directors and Michael Dion serving as Chief Financial Officer.

IDE’s management team is experienced to execute its business plan, and will be highly incentivized to grow the company’s revenues, earnings and stock price. Members of IDE’s senior management team, led by Stephen Cope, Chief Executive Officer, and Richard Dodson, President and Chief Operating Officer, are highly experienced in managing energy equipment manufacturing and services businesses, having successfully overseen significant growth for multiple businesses, expanded revenue opportunities in international markets, executed and integrated add-on acquisitions, and navigated businesses under a range of market conditions. In addition to their tenure at IDE, the experience of senior management includes leadership of a major division of a publicly-traded oil and gas services company, and project leadership and management roles at major equipment manufacturers, contract drilling companies, and a global oil company. Following the Merger, we believe the interests of IDE’s senior management will be aligned with those of EAC’s stockholders. In connection with the Merger, certain members of our senior management will enter into employment agreements that will provide for base and incentive compensation. The company also plans to adopt bonus and stock option plans and intends to grant equity awards and establish performance goals under the bonus plan shortly after the Merger. Senior management will also own a significant percentage of EAC’s Common Shares following the Merger, be eligible for a cash earnout payment of up to $10.0 million in the aggregate based on 2013 EBITDA, and be eligible to receive up to 5,250,000 Contingent Common Shares upon the satisfaction of certain stock price thresholds. IDE and EAC expect that the terms of the Merger will provide a strong incentive for senior management to grow the company’s business, revenues, earnings and stock price.

IDE Products and Services

IDE is a full service, vertically-integrated provider of services and products covering virtually all aspects of the design, manufacture, refurbishment, reconfiguration, assembly and testing and field servicing of land-based drilling rigs, rig parts, and rig control systems.

IDE’s range of services includes:

•	Rig refurbishment and reconfiguring

•	Rig assembly and testing

•	Rig field services

•	Full rig electrical control system services

•	Automation

•	Hydraulic systems

IDE’s product suite consists of:

•	Complete drilling rig packages

•	Major rig components

•	Rig subsystems and parts

•	Rig electrical, control systems, instrumentation, communication and automation

•	Rig fabrication

•	Hydraulic systems

•	Walking systems

Complete Drilling Rig Manufacturing

IDE manufactures complete land-based drilling rigs on a turnkey basis to meet specific customer specifications. Many of IDE’s rigs are custom-made to meet specific customer’s demands, and are delivered in a fully-functional condition with all subsystems integrated and tested. IDE is also vertically integrated, giving it the ability to manufacture the majority of the key components of a land rig. The following diagram illustrates the key components of a land drilling rig.

©2007 by Petroleum Extension Service (PETEX®) of The University of Texas. All rights reserved.

Components manufactured and services provided by IDE and its IEC and Hydraulics divisions include the following:

IDE	IEC	IDE Hydraulics
— Rig Fabrication — Rig Construction / Rig Up — Testing and Commissioning — Complete Mud Systems — Field Service	— Rig Power Systems — AC and DC Drive Systems and MCC — Electrical Rig Up — Engine Generators — Automation — Controls/Sensors	— Hydraulic Power Units — Other Rig Related Hydraulic Solutions — System Integration — Hydraulic System Design — Testing — Rig Up/Support

IDE has a broad line of land drilling rigs as described below:

SPARTA. The fast-moving, self-erecting rig, brand-named “SPARTA”, is a new IDE rig design targeted towards drilling in situations with numerous wells drilled in fast succession and in geographically remote regions. The SPARTA is a 1,000 to 2,000 HP diesel-electric rig used for intermediate drilling depths at locations limited or restricted local infrastructure. The SPARTA rig uses an IDE hydraulics system to raise and lower the mast and rig floor without having to rely on heavy equipment. This is a self-contained drilling system that presents itself as a response to customer demand for rigs that require less support and are move-friendly. These rigs are ideal for conditions common in the rapidly growing North American shale gas basins where the local drilling support such as roads, access, and heavy equipment is unavailable in sufficient quantities for operators to move a rig. The SPARTA is designed to be transported in a limited number of highway loads and can be configured as an exploration rig or a development rig. Through September 30, 2012, IDE has manufactured and delivered nine SPARTA rigs for four customers, and it expects to complete seven additional SPARTA rigs for delivery during the remainder of 2012 and the first half of 2013.

SEDS. IDE’s Standard, Self-Elevating Drilling System, or “SEDS” is designed as a diesel-electric rig targeted at conventional drilling sites where rig moving equipment is readily available. This rig is based on established, proven designs and provides a cost- effective solution to conventional drilling applications due to its simplicity to rig up, disassemble, transport and operate. IDE’s SEDS rigs can be manufactured with a broad range of options, ranging from 1,000 HP to 3,000 HP designed to target drilling depths ranging up to 30,000 feet. The modular design can accept custom-winterization to work in very cold environments, such as the North American Rocky Mountains, or custom-fitted to work in extremely hot environments, such as in the Middle East, Africa and South America. Through September 30, 2012, IDE has manufactured and delivered four highly customized SEDS rigs for two customers, and it expects to complete three more SEDS rigs for delivery during the remainder of 2012 and the first half of 2013. The SEDS design has also been modified for use as a helicopter rig, custom designed to be moved from one remote drilling site to another by helicopter in locations where access or infrastructure is limited. Target markets for IDE’s helicopter rig, which can be manufactured with a broad range of options and powered to target drilling depths ranging from 8,500 feet to 20,000 feet, include the Amazonas Region in South America and Papua New Guinea in Asia.

IDE’s rig designs allow customers to have a wide range of options when acquiring a rig. A complete manufactured rig can range in price from $6 million to over $30 million, depending on the design and the options selected. Most complete rigs currently manufactured by IDE sell for approximately $15 million each.

The following table sets forth the number of refurbished rigs, rig-ups and complete rig packages completed and delivered by IDE along with control systems (SCR or VFD) built by IEC each year since 2003. Also shown are the annual changes in the average annual global land rig fleet as estimated by Baker Hughes.

Year / Period	Annual Change in Global Rig Fleet	Rigs Put Into Service By IDE(1)	VFD and SCR Control Systems Built by IEC
2003	284	—	8
2004	229	—	7
2005	357	—	8
2006	303	6	36
2007	89	11	14
2008	233	14	28
2009	-1,010	3	5
2010	691	9	7
2011	476	19	14
2012 through 9/30	62	9	14

Total for Period Presented	1,714	71	141

Sources: Baker Hughes, IDE.

(1)	Includes refurbished rigs, rig-ups and complete rig packages.

Offshore

IDE is actively pursuing opportunities in delivering complete modular offshore platform and tender assist rig packages, including fabrication, equipment installation, testing and commissioning. IDE is working on opportunities in Mexico, Nigeria, Alaska, and the Gulf of Mexico and building relationships with major shipyards to integrate IDE’s rig work with their hull work for jack-ups, barges and semisubmersibles.

Rig Services

IDE provides a comprehensive range of rig-related services, including rig refurbishment, rig reconfiguration, rig design, rig assembly and testing, and rig field service.

Rig reconfiguration and refurbishment. A large portion of the existing land rig fleet is over 20 years old and, as a result, will need increasing amounts of repair, refurbishment and reconfiguration. IDE offers a broad range of rig refurbishment services, including:

•	fabrication of new mud tanks and mud systems;

•	replacement and upgrading of the electrical and power systems;

•	refurbishment and modification of the structural components;

•	retrofitting and reconfiguration of existing rigs for harsh environmental conditions, such as for desert or cold climate operation;

•	fabrication of substructure boxes to raise the floor height and the skidding systems to convert conventional land rigs to pad drilling rigs; and

•	modification and refurbishment services for offshore drilling rigs related to electrical upgrades and structural modifications.

Rig-Up and Rig Testing. Once IDE has designed a rig and procured all the necessary components, all components are shipped to IDE’s 30-acre rig-up facility in Houston, Texas, where up to 12 rigs can be simultaneously assembled and tested. During this “rig-up” process, all of the components, including the VFD control system and electrical systems, are assembled for the first time. During the testing process, each system of the rig undergoes a series of tests to ensure safe and efficient operation in compliance with the original design. Once the rig-up and testing are complete, the rig is typically disassembled and packed by IDE, and shipped by the customer to the customer’s drilling site.

Field Services. IDE provides drill site services such as diagnostic support, modification and repair services to owners of rigs manufactured by IDE or by others. IDE’s service teams are based in Houston with plans to open support facilities in San Antonio, Texas and Tulsa, Oklahoma. IDE designs, repairs and retrofits integrated electrical systems and VFD control systems for a wide range of drilling rigs and also provides a comprehensive collection of services in support of its I-Drive VFD control system. For its field service business, IDE maintains a staff of mobile technicians who provide on-sight troubleshooting and repair of rig control systems as well as remote diagnostics. This team is capable of handling a wide range of on-site electronic and power problems, and typically can be deployed to any location within 24 hours. The I-Drive certified technicians are deployed worldwide for a variety of field modifications, ranging from the update of an electronic drive system to the preparation of a drive for an alternate utilization.

Equipment Installation. Once a system has been designed and manufactured, IDE is typically retained by the customer to install all of the electrical equipment in the customer’s rig. IDE’s I-Drive installations include full start-up and testing procedures.

System Start-Up. IDE’s team is also trained and experienced in electrical system rig start-up services, including the inspection of all installed electrical equipment and system start-up, as well as pulling, running and terminating all cables for the entire drilling rig.

Retrofit and Rebuild of Existing Equipment. IDE retrofits and rebuilds existing systems to industry specifications and standards. In addition to having the personnel and facilities to provide these services, IDE also offers a high level of application experience in developing retrofit systems that best meet the market’s current requirements.

IEC — Rig Electrical and Control Systems

IDE, through its IEC division, is an established manufacturer of integrated electrical systems and control systems for a wide range of drilling rigs. IDE believes it holds approximately 10% of the market share for integrated electrical systems and control systems land rigs.

Electrical Systems. The electrical system of a drilling rig includes all the major electrical components that enable a rig to function safely and efficiently. IDE’s electrical systems include rig power systems, electrical cabling, lighting systems, closed circuit video systems, gas and fire detection systems and communications systems and fire alarms.

AC/VFD Control Systems. In 2007, IDE introduced its IEC Centurion Vari-Drive, an AC/VFD system based on the latest digital technology and controls, and packaged two AC/VFD systems for a land-based drilling contractor operating in North America. Today, the IEC Centurion Vari-Drive system represents approximately 75% of control systems sold by IEC. AC/VFD systems control large horsepower AC motors that are used to power many of the larger drilling machinery components. AC/VFD control systems were introduced to the offshore drilling industry in 1994 and have since become more popular on land rigs, initially for controlling top drives where lower weight and more precise rotational control over the DC system was desirable, and, more recently, for controlling the drawworks and mud pumps. The key features of the IEC Centurion Vari-Drive are:

•	Drives offer front accessible components for ease of maintenance and less downtime;

•	Drive horsepower range from 300-2400HP per drive with load share capabilities up to 6000HP;

•	Controls offer fully integrated digital controls of all drilling loads and peripherals; and

•	Open source architecture allows for integration of third party auto-drill algorithms.

IDE believes that IEC is one of the three major manufacturers of VFD houses and control systems incorporating state of the art technology.

SCR or “DC” Control Systems. The DC SCR control system controls and directs the electrical power to key rig components that are powered by large horsepower DC electric motors, including mud pumps, drawworks, rotary tables and top drives. IDE has expertise in designing, manufacturing, installing and integrating customized DC SCR systems that monitor and control electrical power distribution throughout the drilling rig. The DC SCR control system is typically housed in a portable trailer, also known as the electrical control house, located near the rig’s substructure.

IDE’s flagship control system is the I-Drive DC SCR, which is based on an established design that IDE believes has a strong reputation for durability, reliability and versatility. The I-Drive is available in five models and offers a broad selection of power options to suit IDE’s wide selection of rig designs and configurations. After IDE’s design engineers meet with a customer to determine the optimal SCR configuration and design for a specific rig, IDE drafts an engineering plan that is developed with the assistance of the customer. The customer approves the plan prior to the start of production. The key features of IDE’s I-Drive Control System are:

•	The control electronics are housed in a single plug-in module, which reduces troubleshooting time by minimizing replacement time of the control module;

•	Testing of all components are based on military specifications;

•	The modular design allows removal and replacement in less than 10 minutes;

•	State of the art electrical technology and system design features that extends component life significantly; and

•	All components are readily accessible from the front of the unit.

Potential Acquisition of Rig Works, Inc.

On September 25, 2012, EAC entered into a non-binding letter of intent (the “RWI Letter of Intent”) to acquire 100% of the stock of Rig Works Inc. (“RWI”) for $25.0 million (the “RWI Transaction”). RWI operates in the oil and gas machinery manufacturing industry, providing new well servicing equipment which is used to maintain production oil and gas wells. EAC believes that the add on acquisition of RWI will expand the combined company’s product and service offerings and allow them to serve a broader segment of the oil and gas production industry.

RWI manufactures a complete line of these specialized mobile machines that are required by energy production companies to service wells and keep them operating. The company also provides workover services, a high margin service, in which a workover rig is used to perform one or more remedial operations, such as deepening, plugging back, pulling and resetting liners, on a producing oil or gas well to try to restore or increase the well’s production. Its primary products and services are manufacturing mobile rigs and masts, which represents approximately 70% of its revenue, and equipment refurbishment and manufacturing spare parts, which represent approximately 30% of its revenue. RWI’s rigs and masts are licensed by the API and built to API standards, which ensure the highest quality and safety of the equipment. IDE believes that RWI’s manufacturing capabilities will complement IDE’s reconfiguration and refurbishment services business and IDE will achieve cost advantages by insourcing its well servicing equipment.

RWI’s U.S. customer base is primarily in Texas, Oklahoma, Arkansas, Louisiana, New Mexico, Colorado, Wyoming, Kansas, California, and Pennsylvania. Its international customers are in Canada, South America, Russia and the Middle East.

The RWI Letter of Intent contemplates that EAC will pay consideration of (i) $20.0 million in cash to be paid at closing (the “RWI Cash Consideration”), (ii) 500,000 Common Shares of EAC, valued at $5.0 million and (iii) a cash payment equal to 50% of any earnings before interest, taxes, depreciation and amortization, or EBITDA, in the 12-month period ended December 31, 2013 in excess of $5.5 million (the “RWI Earnout Payment”). The RWI Earnout Payment would be capped at $1.5 million. The RWI Cash Consideration will be subject to post-closing adjustments based on net working capital as of the closing date. Additionally, the RWI Letter of Intent contemplates that the existing stockholders of RWI will (i) be responsible for paying off any of RWI’s debt prior to closing and (ii) have the right to receive distributions of any cash existing on RWI’s balance sheet immediately prior to closing.

EAC expects that substantially all of RWI’s existing management would continue to manage the RWI operations after consummation of the RWI Transaction, and would be entitled to participate in EAC’s bonus and equity compensation plans. EAC and RWI have agreed to a 60 day exclusivity period whereby RWI will not solicit other offers to purchase the equity interests or a substantial portion of its assets during such time.

If the parties execute a definitive agreement, the consummation of the RWI Transaction will be subject to a number of closing conditions, including (i) completion of due diligence satisfactory to EAC, (ii) delivery of annual audited financial statements, (iii) receipt of necessary approvals from the board of directors of EAC, and the board of directors and stockholders of RWI, antitrust clearance and any other third party approvals, (iv) the entry into definitive agreements upon mutually satisfactory terms, (v) EAC’s receipt of necessary financing commitments, (vi) the Maximum Tender Condition, (vii) the closing of the Merger and (viii) other customary closing conditions (the “RWI Closing Conditions”).

If no Common Shares are tendered in this Offer, we expect to have sufficient cash from the Trust Account and our cash on hand to complete the RWI Transaction without the need for additional financing. However, in such event, we may still seek financing in order to maximize flexibility. See “The Offer-Conditions of the Offer” for more information on EAC’s anticipated financing activities. There can be no assurance that the parties will reach a definitive agreement or will be able to close the transaction.

For additional information regarding the potential impact of the RWI Transaction, see “Selected Unaudited Condensed Consolidated Pro Forma Financial Information” and “Unaudited Condensed Consolidated Pro Forma Financial Information” in this Offer to Purchase.

Sales and Marketing

IDE’s sales and marketing efforts are conducted primarily by in-house personnel and, to a lesser extent, by independent manufacturer’s representatives. IDE’s in-house sales and marketing employees, with the support of IDE’s sales engineers and sales estimators, are responsible for implementing marketing plans and sales programs, providing technical advice and customer service, handling customer inquiries, following up on shipments to customers, informing customers of special promotions, coordinating IDE’s trade shows and providing other types of customer service. Generally, the in-house personnel receive a base salary plus commission and manufacturer’s representatives receive a commission on sales.

IDE believes that direct senior management involvement is crucial to establishing and maintaining long-term customer relationships. Accordingly, IDE’s senior management is actively involved in its marketing activities, particularly with major international drilling contractors. In addition, because a significant portion of products are customized to suit specific customer needs, IDE’s team works directly with most of IDE’s customers to modify and customize IDE’s products to meet their specific needs.

As of September 30, 2012, IDE employed 17 individuals in its sales and marketing department, which is based at its corporate headquarters in Spring, Texas. IDE also retains on a case-by-case basis independent sales agents for sales to various countries around the world.

Customers

Most exploration and production companies do not own drilling rigs but instead rely on drilling contractors to supply the rigs and crews required to drill oil and gas wells. As a result, the principal customers for IDE’s products and services are drilling contractors.

IDE has an active customer base. Over the past three years, IDE has sold its products to over 150 unique customers. The numbers of customers have ranged from 75 to 100 individual customers during any year. During the year ended December 31, 2011, IDE’s four largest customers, Nabors Industries, Trinidad Drilling Ltd., Lewis Energy Group and Pioneer Energy Services accounted for 22%, 18%, 16% and 13%, respectively, or an aggregate of 68% of IDE’s total sales.

Sales by Region

IDE sells its products and services throughout the world. IDE categorizes its sales geographically based on the location to which its products are shipped or IDE has been informed will be shipped or at which IDE’s services are performed. The geographical distribution of IDE’s revenue during the periods indicated was as follows:

	For the Year Ended December 31,
	2011	2010	2009
U.S. & Canada (1)	79.7%	56.3%	47.2%
Mexico, Central & South America	15.5%	38.7%	18.3%
Europe, Russia & Asia	3.8%	1.7%	0.7%
North Africa & Middle East	0.8%	2.1%	16.1%
Other International	0.2%	1.2%	17.7%

(1)	Including Canada, approximately 40% of IDE’s total revenues for 2011 came from outside the U.S.

Suppliers and Raw Materials

The raw materials required for IDE’s operations include steel, electrical wire/cable, rig lighting products, miscellaneous electrical components and other components, such as valves and pipes. IDE obtains its raw materials from a variety of suppliers and despite the concentration of purchasing certain materials from a few sources, IDE does not believe it is overly dependent upon any of its suppliers. IDE’s management believes that volume purchasing from a single source can provide pricing advantages. IDE typically purchases its raw materials on a purchase order basis as needed and generally has been able to obtain adequate supplies of raw materials for its operations. IDE will typically quote its customers after obtaining an estimate of the cost of the raw materials from its suppliers and will purchase all of the inventory needed to fulfill the order at or around the time of signing customer contracts to mitigate any risk of raw material price increases.

Intellectual Property

IDE has a non-exclusive licenses certain intellectual property from International Drilling Equipment Company, LLC (“International”) pursuant to a License Agreement. IDE must pay a royalty to International in the amount of $25,000 for each mast and $25,000 for each substructure that IDE manufactures or causes to be manufactured using the engineering and designs provided by International. Our Chief Executive Officer owns 50% of International. See “Certain Relationships and Related Party Transactions-IDE Transactions-Intellectual Property Licensing.” While IDE owns certain trademarks and trade logos, IDE primarily relies upon trade secrets, know-how and other unpatented proprietary information. Management believes patent and trademark protection are not material to IDE’s business. Certain of IDE’s key employees are parties to employment agreements that provide for confidentiality and the assignment of rights to innovations developed by them while employed by IDE. IDE also requires all key employees to enter into confidentiality and non-competition agreements to protect IDE’s confidential information. However, there is no assurance that those agreements will be enforceable if they are breached or, if enforceable, that they will adequately protect IDE.

IDE also sponsors a research and development program related to instrument and measurement control systems. IDE has spent approximately $0.25 million on this program to date in 2012.

Competition

The largest manufacturer in the drilling rig and drilling rig component industry is National Oilwell Varco (“NOV”), based in Houston, Texas. NOV generated approximately $7.8 billion in revenues in 2011 from designing, manufacturing selling and servicing oil and gas drilling rigs, which accounts for approximately 50% of its overall revenue. The majority of NOV’s revenue is from offshore rig packages and IDE believes NOV’s annual output of complete land rigs is comparable to IDE’s. Because of the wide acceptance of NOV’s products by drilling contractors around the globe, IDE believes that NOV is able to price its products at a premium.

The other leading rig manufacturers include Aker Solutions, a provider of engineering and construction services and technology products based in Norway, and Abbot Group/Bentec, a German manufacturer of mechanical and electrical components for land-based and offshore drilling rigs. Other key players in the global market include Baoji Oilfield Machinery Company (“BOMCO”) and Honghua, which together dominate the land-rig manufacturing market in China. Due to cheaper labor and raw material costs, IDE believes both BOMCO and Honghua are able to price their products at a 30% to 40% discount to NOV’s prices. A number of smaller U.S.-based rig manufacturers compete across different rig types and regions. A few offer complete rig packages, such as Applied Machinery Corporation and TNT Crane & Rigging, but the majority of larger service companies only offer specialized rig components. The major rig component manufacturers are Cameron International, Forum Energy Technologies, Oil States International and GE Oil & Gas. The global land rig manufacturing industry is comprised of hundreds of relatively small regional players, including some that IDE views as potential acquisition candidates.

In addition to the manufacturing-focused companies mentioned above, a number of land drillers manufacture complete rigs or rig components in-house, including Nabors Industries, Patterson-UTI Energy and Helmerich & Payne. These companies do not rely entirely on third-party service providers to fabricate and construct new-build rigs, although they frequently buy certain components from third-party suppliers or contract out some portion of the new-build process. For example, a company may manufacture top drives, floor wrenches, catwalks and rig control systems, but not manufacture or fabricate all the components necessary for a complete rig package. This provides IDE with an opportunity to manufacture and market additional components that are not within the drilling contractors’ manufacturing capabilities. These land drillers also typically do not manufacture or fabricate rigs for third-party customers or compete directly with IDE’s complete rig business.

IDE believes that competition in the drilling rig industry is based on performance, price, delivery times, reputation, quality and customer service. As noted above, the Chinese companies tend to compete mainly on price while NOV has a strong brand recognition and reputation for quality. IDE believes it is uniquely positioned to compete in this industry because it has the advantages of speed, quality service, proven designs and quality components as a vertically integrated rig manufacturer in addition to being an established provider of refurbishment and reconfiguration services. IDE also differentiates itself by being able to deliver both standardized and customized products and services to its global customers on an expedited basis. IDE’s client service teams offer a comprehensive range of services on par with those provided by the industry leader, NOV, and IDE’s repair teams can be deployed worldwide within 24 hours. IDE’s major rig models are based on established designs and it also offers a range of innovative rigs to meet changing client needs. In addition, IDE has longstanding relationships with established third-party providers of high-quality rig components.

Industry Background

Drilling rig manufacturing companies manufacture drilling rigs and other components that are used by oilfield services companies to drill wells for exploration and production companies, or E&P companies, in connection with the exploration for and the development and production of hydrocarbons. Demand for onshore drilling rigs is a function of the willingness of E&P companies to make operating and capital expenditures to explore for, develop and produce hydrocarbons. When oil or natural gas prices increase, E&P companies generally increase their capital expenditures, resulting in greater revenues and profits for both drillers and rig manufacturers. Likewise, significant decreases in the prices of those commodities typically lead E&P companies to reduce their capital expenditures, which decreases the demand for drilling rigs.

Oil and natural gas prices rose to record levels in 2008 and then began to decline in late 2008 in conjunction with the widespread economic recession. While the price of oil rebounded somewhat in 2009 and continued to rise throughout 2010 and 2011, the price of natural gas has remained depressed since 2009 largely due to discoveries of vast new natural gas resources in the U.S. During 2011, oil prices generally remained high due to increased demand, generally flattening international supply and geopolitical tensions. Gas prices have begun trending upwards in the latter half of 2012 and prices are currently above $3.00 per mmbtu.

In response to the current commodity environment of high oil prices relative to gas prices, a number of E&P companies have announced that they are reducing dry natural gas drilling and production and redirecting their activities and capital toward currently more economic liquids-rich plays. Liquids-rich plays are those that are characterized by the production of predominantly oil and natural gas liquids such as ethane, propane, butane and iso-butane, which are used as energy sources and manufacturing feedstocks, and the prices of which have historically been highly correlated with oil prices rather than natural gas prices. As a result, IDE expects the trend toward liquids-focused drilling to continue.

Drilling Industry Dynamics

Drilling is part of the oilfield services group within the energy industry. Drilling contractors provide the rig and the operating crews to E&P companies on a dayrate basis. In the U.S. drilling contracts are normally by well or a short term period (90 days). Internationally the contracts are normally one to three years. International contracts are longer because the E&P company usually owns a larger field and the mobilization costs are prohibitive for anything less than a one-year term.

The drilling industry is often segmented into the North American market and the international market. Each of these regions shares common exposure to the same macro themes, but also exhibit unique factors that drive the dynamics of each respective market. The dramatic growth in the development of unconventional shale and tight sand formations, primarily in North America, is placing increasing demands on service equipment. In the U.S., 72% of the active land rigs, as of September 28, 2012, were drilling horizontal wells, the well path best suited to developing shale and tight sands, compared to 20% of the active land rigs as of five years ago, according to data from Baker Hughes. Additionally, horizontal wells are typically accompanied by hydraulic fracturing, which continues to grow in intensity as the number of fracturing stages increases.

This change in development activity requires investment in new drilling rigs and related equipment to address the unique demands of these resource plays and places a much greater strain on drilling and completion equipment. These changes result in shorter replacement cycles for capital equipment and drives greater demand for maintenance and refurbishment of existing equipment. As the industry adapts to these increased demands, IDE believes that there will be significant opportunities to bring new products and equipment to market that have been designed and engineered with these new challenges in mind.

Source: Baker Hughes.

Most oil and gas operators do not own their own rigs and instead rely on specialized land rig contractors to provide the rig and the crew to do the drilling. The industry is highly fragmented and highly dependent on the level of drilling activity. Globally, Nabors Industries, Inc., Patterson-UTI Energy, Inc. and Helmerich & Payne are the top three land drilling contractors by revenues, with reported 2011 revenues of $6.1 billion, $2.6 billion and $2.5 billion, respectively. Despite the fact that there are between 200 and 300 land drilling contractors in North America, the top six contractors account for nearly 50% of the revenues. Internationally, most countries have no more than 5-10 land drilling contractors in each country, not including the in-house drilling contractors of some NOCs.

Although rigs are mobile, their size and weight makes moving them over substantial distances expensive. The requirements of the various regional rig markets tend to be driven by well types (gas vs. oil), well depth and environment. For example, remote international or frontier locations may require special equipment or features, such as crew quarters, water desalinization equipment, enclosed and heated drilling floors or even helicopter transportable rigs which are required for extreme remote areas of exploration. Likewise, deep gas wells in the U.S. require powerful rigs, while less powerful rigs may be suitable for shallow oil and gas wells.

Operators require newer technology to meet increasingly challenging drilling conditions, with a focus on mobility, drilling efficiency, power and safety. The emergence of more complex horizontal oil wells has sparked a need for higher spec / more capable land rig technology, and thus, a need for newbuilds. E&P operators are demanding rigs that can handle drilling longer lateral horizontal wells with a focus on efficiency. Due to these trends, the drilling market has moved away from conventional mechanical rigs and silicon controlled rectification (“SCR”) direct current (“DC”) powered rigs with an industry movement towards alternating variable frequency drive (“VFD”) alternating current (“AC”) powered rigs. IDE believes that this is a permanent trend. The following table sets forth a summary description of the main types of land drilling rigs.

Land Drilling Rig Types
Mechanical	SCR / DC Electric	AC Electric

•       The components of a mechanical rig are powered directly by its diesel engines

•       Still used to drill conventional wells, but demand is falling

•       The majority of mechanical rigs cannot drill unconventional wells economically

•       Earlier generation rigs are now being scrutinized for retirement

•       Diesel engines generate DC power that is used to power the rig’s components

•       Up to 6 engines may be required to operate the rig

•       SCR rigs are a modernized subset of DC rigs that give operators to have more precise control over the DC power flow to the rig’s components

•       SCR-DC systems can accomplish stepless speeds when operating the drawworks, rotary table and mud pumps

•       The newest generation of land rigs are driven by AC power

•       AC power allows variable frequency drive (VFD)

•       The ability to digitally adjust the frequency of the power going to the motor has led to increases in control, fewer downhole failures and cost savings to the operator

•       Hoisting speeds, rotary speeds and pump strokes can be adjusted

SCR and particularly AC rigs have experienced higher utilization rates than conventional mechanical rigs as a result of significantly higher activity in unconventional resource plays. This has resulted in greater investment in new equipment to address the unique demands of these resource plays, which drives not only the demand for new drilling rigs, but also the demand for maintenance and refurbishment activity.

Land Rig Equipment Market

The demand for drilling rigs, rig parts and related services is dependent on specific drivers in the oil and gas industry, including the level of capital expenditures by E&P companies, the overall level of service intensity required to drill and complete wells, and the capabilities of the existing fleet to meet the drilling requirements of operators.

Increased capital spending by E&P companies. The worldwide level of spending by oil and gas companies for exploration, development and production is projected to increase from 2011 to 2012. This increased level of spending is partly driven by the current and expected prices for oil and gas, as well as the perceived stability and sustainability of those current and expected prices. Despite continuing macroeconomic concerns and the recent volatility in global commodity prices, expectations for worldwide growth remain solid.

Growing service intensity associated with unconventional resources. As more conventional reservoirs have been discovered and depleted from years of production, operators must increasingly turn to unconventional resources, including tight sands, shales and coal-bed methane. The dramatic growth in the development of unconventional shale and tight sand formations, principally in North America, is placing increasing demands on drilling rigs. Greater demand and wear on drilling equipment resulting from increased horizontal and hydraulic fracturing activity requires investment in new equipment to address these unique demands and results in shorter replacement cycles for capital equipment, driving maintenance and refurbishment activity.

Recovery in global drilling activity and new rig replacement cycle. As global drilling activity has steadily recovered since the 2009 economic downturn, there has been a corresponding increase in new-build rig activity as operators require newer technology to meet increasingly challenging drilling conditions, with a focus on mobility, drilling efficiency, power and safety. IDE believes this trend will continue to fuel a high level of capital investment in drilling rigs, which presents an opportunity for capital equipment manufacturers and value added component suppliers. In addition to these increased requirements for drilling rigs, a large portion of the existing land rig fleet is over 20 years old, making these rigs candidates for replacement or refurbishment in the near future.

While IDE believes that these trends will benefit us, our markets may be adversely affected by industry conditions that are beyond our control. Any prolonged substantial reduction in oil and gas prices would likely affect oil and gas drilling and production levels and therefore would affect demand for the products and services provided by IDE. For more information on this and other risks to IDE’s business and the industry in which it operates, please read “Risk factors — Risks Related to IDE’s Business and Industry”.

Environmental Matters

IDE is subject to environmental laws and regulations concerning emissions to the air, discharges to waterways, and generation, handling, storage, transportation, treatment and disposal of waste materials. IDE is subject to other federal and state laws and regulations regarding health and safety matters. While IDE believes it is currently in compliance with applicable environmental and health and safety laws and regulations, these laws and regulations are constantly evolving and it is impossible to predict whether compliance with these laws and regulations may have a material adverse effect on IDE’s company in the future.

Properties

IDE or one of its subsidiaries leases five facilities in the United States, including the following manufacturing, service, warehouse and administrative facilities:

Location	Description	Building Size	Property Size	Lease Termination Date

6750 Bender Road Houston, Texas (1)	Principal office of IDE — Covered fabrication facility, rig yard and offices	51,000 square feet	20 acres	May 31, 2015 (1)

			10 acres	March 31, 2013 (1)

4514 Brittmoore Road Houston, Texas (1)	Principal office of IEC — Warehouse and office facilities	40,500 square feet of warehouse space and 8,300 square feet of office space	4.2 acres	February 14, 2014 (1)

25311 I-45 North, Woodpark Business Center, Building No. 6, Spring, Texas	Executive, sales, and finance offices	7,200 square feet of office space		February 1, 2016

6421 Cunningham Rd. Houston, Texas	Principal offices of IDE Hydraulics — Office and warehouse facilities	3,270 square feet of office and 8,730 square feet of warehouse space		March 31, 2015

4708 S. Council Rd. Oklahoma City, Oklahoma	IEC service and warehouse	10,000 square feet of office/ warehouse		Month to month pending lease renewal

(1)	Represents a facility that is currently owned by IDE’s Chief Executive Officer, Stephen Cope and his affiliates. See “Certain Relationships and Related Party Transactions — IDE Transactions — Leases and Lease Amendments.”

IDE believes its existing facilities are adequate for its needs.

Employees

As of September 30, 2012, IDE had approximately 495 permanent employees, located primarily in Houston, Texas. This includes: (i) approximately 240 individuals employed in its IEC division, with 217 in Texas and 23 at a service location in Oklahoma, (ii) approximately 216 full-time employees employed by IDE Rig Up Services in Houston, Texas, and (iii) 39 employees in corporate offices and sales in Houston, Texas. Approximately 200 additional contract workers are employed for various roles primarily in Houston, Texas. IDE is not subject to any collective bargaining agreements.

Legal Proceedings

There are no material legal proceedings pending against IDE.

Directors and Executive Officers

For information as to the directors and executive officers of IDE, see “Management of IDE — Directors and Executive Officers.”

Family Relationships

There are no family relationships among IDE’s officers and directors.

Involvement in Certain Legal Proceedings

To the best of IDE’s knowledge, none of its directors or executive officers has filed any bankruptcy petition, been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in IDE’s discussion below in “Transactions with Related Persons, Promoters and Certain Persons,” none of IDE’s directors, director nominees or executive officers has been involved in any transactions with IDE or any of IDE’s directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS OF IDE

The following is a discussion of IDE’s financial condition and results of operations comparing the fiscal years ended December 31, 2011, 2010 and 2009 and the nine months ended September 30, 2012 and September 30, 2011. You should read this section together with the audited and unaudited financial statements of IDE, including the notes to those financial statements, as applicable, for the periods mentioned above.

The following discussion contains forward-looking statements. Please see “Forward-Looking Statements” for a discussion of uncertainties, risks and assumptions associated with these statements.

Overview

IDE provides products and services to customers in the oil and gas industry both domestically and internationally. The majority of our business is conducted through two operating segments: (1) Electrical Products and Services and (2) Drilling Products and Services.

IDE’s electrical segment designs, manufactures, installs and services rig electrical and control systems including SCR (silicon controlled rectifier) units and VFD (variable frequency drive) units, as well as electrical cabling, lighting systems, closed circuit video systems, gas and fire detection systems, and communication systems.

IDE’s drilling segment is a full service provider of drilling rigs and their components. IDE designs, manufactures, and services complete land-based drilling rigs, as well as rig subsystems and parts. It also provides drilling rig services including: mechanical services, assembly testing (rig-up/final construction and commission), rig refurbishment and inspection, new rig fabrication and completion of land rig packages. Additionally, IDE fabricate mud tanks, masts and substructures, dog houses and other products.

The increased use of horizontal drilling and hydraulic fracturing, or fracking, has increased the demand for drilling rigs capable of drilling under these conditions. For instance, since fracking has become more widespread, we believe more than 1,000 new rigs have been manufactured for that purpose. By 2009, IDE’s rig electrical and control systems were gaining market acceptance and IDE had started installing its proprietary electrical systems in many customer’s existing drilling rigs. Because these electrical systems are the key component that enable the rig to operate with greater efficiency in horizontal shale drilling situations versus other competitive electrical systems, management decided to offer customers a complete rig package, including IDE’s unique electrical and control systems. Later in 2009, IDE sold its first complete rig package.

Management is currently focused on improving the production process for complete rig packages and continuing to implement lean manufacturing practices. IDE also plans to leverage its IEC Systems division’s established customer base to expand the products and services it offers to the customers and is evaluating strategies to further serve offshore and international markets.

Results of Operations

Nine Months Ended September 30, 2012 Compared to Nine Months Ended September 30, 2011

	For the Nine Months Ended September 30,
(Dollars in thousands)	2012		2011
Statement of Operations Data:
Revenue:
Products	$185,416	77.8%	$47,600	52.9%
Services	52,955	22.2%	42,306	47.1%

Total revenue	238,371	100.0%	89,906	100.0%

Cost of goods sold and services:
Products	177,307	95.6%	41,605	87.4%
Services	34,479	65.1%	28,160	66.6%

Total cost of goods sold and services	211,786	88.8%	69,765	77.6%

Selling, general and administrative expense	22,529	9.5%	15,155	16.9%
Depreciation and amortization expense	1,370	0.6%	915	1.0%

Income from operations	2,686	1.1%	4,071	4.5%

Other (income) expense:
Interest expense	742	0.3%	2,917	3.2%
Interest income	—	0.0%	(89)	-0.1%
Other expense	(153)	-0.1%	(49)	-0.1%

Total other expense	589	0.2%	2,779	3.1%

Income before income taxes	2,097	0.9%	1,292	1.4%

Income taxes:
Current	62	0.0%	109	0.1%
Deferred	825	0.3%	473	0.5%

Total income taxes	887	0.4%	582	0.6%

Net income	$1,210	0.5%	$710	0.8%

Except for the components of cost of goods sold and services, the percentages above represent line item values expressed as a percentage of total revenue. For the components of cost of goods sold and services, the percentages represent cost of goods sold and services related to products and services expressed as a percentage of revenue for products and services, respectively.

Revenues

Revenue was $238 million and $90 million for the respective nine-month periods ended September 30, 2012 and 2011, an increase of $148 million or 164%. This increase was driven by a $138 million increase in products revenue and a $11 million increase in services revenue. The significant driver of the 2012 increase in products revenue was from a $152 million increase in complete rig packages ($182 million for the nine-month period ended September 30, 2012 versus $30 million for the comparable 2011 nine-month period) as management has worked through its backlog from 2011.

Cost of Sales

Cost of sales was $212 million and $70 million for the respective nine-month periods ended September 30, 2012 and 2011. Cost of sales was 89% of revenue for the nine-months ended September 30, 2012 and 78% of revenue for the comparable 2011 nine-month period. The higher cost of sales as a percent of revenue in the 2012 reported nine-month period reflects the lower margins that IDE generated on its complete rig packages, which had cost of sales of 97% of revenue in the nine-month period ended September 30, 2012. The cost of sales on revenue excluding complete rig package revenue was 63% for the nine-month period ended September 30, 2012. Demand for drilling rigs accelerated during 2011 and as of September 30, 2011, IDE had a backlog of 17 complete rigs for 6 customers. While the basic design work for these rigs was essentially complete at that time, IDE had not yet scaled its manufacturing labor force and management team to efficiently complete these orders. As a result of this demand, management determined that it was best to accept this large influx of orders even though the margins would be low on the initial complete rig packages until they improved the customer customization design and manufacturing processes for complete rig packages.

Management has continued to improve the production process of complete rig package units and has experienced lower cost of sales as the year has progressed. The completion of complete rig design specifications and related manufacturing drawings prior to commencing manufacturing as well as substantial improvements in the Company’s continuing efforts to implement lean manufacturing practices have been the major drivers behind the improved reduction in IDE’s costs of complete rig packages. For the three months ended March 31, 2012, IDE’s cost of sales was 101% of revenue. For the six months ended September 30, 2012, IDE’s cost of sales had declined to 88% of revenue.

Selling, General and Administration Expenses

Selling, general and administration expenses were $22.5 million and $15 million in the nine-month periods ended September 30, 2012 and 2011 respectively, an increase of $7.5 million. This increase was due primarily to increased sales costs associated with the higher revenues in the comparable 2012 nine-month period, additional personnel to support the increase in sales of complete rig packages, and $1.7 million of design and engineering costs related to the production of complete rig packages.

Selling, general and administration expenses were 9.5% and 17% of revenue in the nine-month periods ended September 30, 2012 and 2011, respectively. This percentage decline was principally due to substantially higher revenue in the 2012 nine-month period ended September 30, versus the comparable 2011 period.

Depreciation and Amortization Expense

Depreciation and amortization expense was $1.4 million in the 2012 nine-month period ended September 30, versus $0.9 million in the comparable 2011 nine-month period.

Income (Loss) from Operations

For the nine-month period ended September 30, 2012, IDE had income from operations of $2.7 million versus $4.1 million of income from operations in the comparable 2011 nine-month period. This difference was primarily due to the increased cost of sales as a percentage of revenue and the higher selling, general and administrative expense in the 2012 nine-month period versus the comparable 2011 period, as discussed above.

Other (Income) Expense and Income Taxes

Total other expense was $0.6 million and $2.8 million for the respective nine-month periods ended September 30, 2012 and 2011. Net interest expense (interest expense less interest income) was $0.7 million and $2.8 million for the respective nine-month periods ended September 30, 2012 and 2011. This decrease in net interest expense was principally due to substantially lower debt levels in the nine-months ended September 30, 2012 versus the comparable 2011 nine-month period.

For the nine-months ended September 30, 2012, IDE generated income before income taxes of $2.1 million and recorded income tax expense of $0.9 million, or approximately 42% of IDE’s income before taxes. This compares to an income tax expense of $0.6 million for the nine-month period ended September 30, 2011, or approximately 45% of IDE’s income before taxes.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

	For the Years Ended December 31,
(Dollars in thousands)	2011		2010
Statement of Operations Data:
Revenue:
Products	$93,397	57.1%	$78,502	67.4%
Services	70,223	42.9%	37,978	32.6%

Total revenue	163,620	100.0%	116,480	100.0%

Cost of goods sold and services:
Products	85,651	91.7%	63,595	81.0%
Services	49,445	70.4%	28,877	76.0%

Total cost of goods sold and services	135,096	82.6%	92,472	79.4%

Selling, general and administrative expense	19,862	12.6%	14,311	12.5%
Depreciation and amortization expense	1,245	0.8%	793	0.7%

Income from operations	7,417	4.5%	8,904	7.6%

Other (income) expense:
Interest expense	3,695	2.3%	5,156	4.5%
Interest income	(105)	-0.1%	(47)	0.0%
Other expense	(51)	0.0%	48	0.0%

Total other (income) expense	3,539	2.2%	5,157	4.5%

Income (loss) before income taxes	3,878	2.4%	3,747	3.2%

Income taxes:
Current	92	0.1%	156	0.1%
Deferred	1,644	1.0%	1,369	1.2%

Total income taxes	1,736	1.1%	1,525	1.3%

Net income	$2,142	1.3%	$2,222	1.9%

Except for the components of cost of goods sold and services, the percentages above represent line item values expressed as a percentage of total revenue. For the components of cost of goods sold and services, the percentages represent cost of goods sold and services related to products and services expressed as a percentage of revenue for products and services, respectively.

Revenues

Revenue was $164 million and $116 million for the fiscal years 2011 and 2010, respectively, an increase of $47 million or 41%. This increase was driven by a $32 million increase in services revenue and a $15 million increase in products revenue. The increase in services revenue was from a $35 million increase in refurbishment rig revenue in fiscal year 2011 versus 2010 principally from a contract with a customer to refurbish 5 of their rigs. The increase in products revenue was principally from a $11 million increase in the Company’s complete rig package revenue in fiscal year 2011 versus 2010 reflecting the Company’s growth in the sales of complete rigs.

Cost of Sales

Cost of sales was $135 million and $92 million for the fiscal years 2011 and 2010, respectively, an increase of $43 million or 47%. This increase was primarily driven by the increased revenues as noted above. As a percent of revenue, cost of sales were 83% of revenue in 2011 versus 79% of revenue in the comparable 2010 fiscal year. The increase in cost of sales as a percentage of revenue was due to an increased cost of sales of IDE’s product sales which increased to 92% of revenue in 2011 versus 81% of products revenue in 2010. This increase in cost of sales was due to the increase in complete rig package revenue in the 2011 fiscal year versus the 2010 fiscal year. These sales have a much higher cost of sales than the other product revenue line items. Services cost of sales improved slightly in 2011 to 70% of revenue as compared to 76% of revenue in the comparable 2010 period. The improvement was due to improved margins on rig up electrical service revenue. This revenue’s cost of sales declined to 61% of revenue in 2011 from 75% of revenue in 2010. The rig up electrical service revenue was approximately $34 million in both fiscal years.

Selling, General and Administration Expenses

Selling, general and administration expenses were $20 million and $14 million in 2011 and 2010 respectively, resulting in an increase of $5.6 million. This increase was primarily due to increased cost of sales associated with higher revenues in 2011 as compared to 2010 and, to a lesser degree, due to additional expenses associated with hiring and compensating additional senior management. Selling, general and administration expenses were 12% of total revenue in both 2011 and 2010. Salary expense and unapplied manufacturing labor increased $2 million and $1 million, respectively, in fiscal year 2011 versus 2010. These higher expenses are reflective of the Company’s efforts to support their complete rig revenues.

Depreciation and Amortization Expense

Depreciation and amortization expense was $1.2 million in 2011 and $0.8 million in the comparable 2010 fiscal year.

Income from Operations

Income from operations declined to $7.4 million in 2011 from $8.9 million in 2010. The $1.5 million decline resulted from a $4.5 million increase in gross margin dollars generated in 2011 versus 2010 ($28.5 million versus $24.0 million respectively) offset by $5.6 million in higher selling, general and administration expenses in 2011 versus 2010 ($19.9 million versus $14.3 million, respectively).

Other (Income) Expense and Income Taxes

Total other expense was $3.5 million and $5.2 million in 2011 and 2010 respectively. Net interest expense (interest expense less interest income) was $3.6 million and $5.1 million in 2011 and 2010 respectively, a decrease of $1.5 million. This decrease in net interest expense was principally due to substantially lower debt levels in 2011.

Income tax expense was $1.7 million and $1.5 million in 2011 and 2010 respectively. The income tax expense represented effective tax rates on income before income taxes of 45% and 41% in 2011 and 2010, respectively.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

	For the Years Ended December 31,
(Dollars in thousands)	2010		2009
Statement of Operations Data:
Revenue:
Products	$78,502	67.4%	$20,864	31.2%
Services	37,978	32.6%	45,951	68.8%

Total revenue	116,480	100.0%	66,815	100.0%

Cost of goods sold and services:
Products	63,595	81.0%	15,507	74.3%
Services	28,877	76.0%	35,318	76.9%

Total cost of goods sold and services	92,472	79.4%	50,825	76.1%

Selling, general and administrative expense	14,311	12.6%	14,965	21.3%
Depreciation and amortization expense	793	0.7%	760	1.1%

Income from operations	8,904	7.6%	265	0.4%

Other (income) expense:
Interest expense	5,156	4.4%	5,547	7.9%
Interest income	(47)	0.0%	(109)	-0.2%
Other expense	48	0.0%	(12)	0.0%

Total other (income) expense	5,157	4.4%	5,426	7.7%

Income (loss) before income taxes	3,747	3.2%	(5,161)	-7.7%

Income taxes:
Current	156	0.1%	152	0.2%
Deferred	1,369	1.2%	(1,908)	-2.7%

Total income taxes	1,525	1.3%	(1,756)	-2.5%

Net income (loss)	$2,222	1.9%	$(3,405)	-5.1%

Except for the components of cost of goods sold and services, the percentages above represent line item values expressed as a percentage of total revenue. For the components of cost of goods sold and services, the percentages represent cost of goods sold and services related to products and services expressed as a percentage of revenue for products and services, respectively.

Revenues

Revenue was $116 million and $67 million for the fiscal years 2010 and 2009, respectively, an increase of $49 million or 73%. This increase was driven by a $58 million increase in products revenue offset by an $8 million decline in revenue from services. The increase in products revenue was principally from a $50 million increase in the Company’s complete rig package revenue in fiscal year 2010 versus 2009 reflecting the Company’s growth in the sales of complete rigs.

Cost of Sales

Cost of sales was $92 million and $51 million for the fiscal years 2010 and 2009, respectively, an increase of $41 million or 80%. This increase was primarily driven by increased revenue as noted above. As a percent of revenue, cost of sales were 79% of revenue in 2010 versus 76% of revenue in the comparable 2009 fiscal year. The increase in cost of sales as a percentage of revenue was due to an increased cost of sales of IDE’s products sales which increased to 81% of revenue in 2010 versus 74% of product revenue in 2009. This increase in cost of sales was due to the significant increase in complete rig package revenue as noted above. The complete rig revenues have a much higher cost of sales than other product revenue items. Services cost of sales improved slightly in 2010 to 76% of revenue as compared to 77% of revenue in the comparable 2009 period.

Selling, General and Administration Expenses

Selling, general and administration expenses were $14 million and $15 million in 2010 and 2009 respectively, a decline of $0.7 million, or 4%. Selling, general and administration expenses were 12% and 22% of total revenue in 2010 and 2009 respectively. This percentage decline was principally due to substantially higher revenue in 2010 versus 2009.

Depreciation and Amortization Expense

Depreciation and amortization expense was $0.8 million in both the 2010 and 2009 fiscal years.

Income from Operations

Income from operations was $9 million and $0.3 million in 2010 and 2009 respectively, an increase of $8.7 million. This increase was primarily a result of a $50 million increase in revenue in 2010 versus 2009 offset by a higher cost of sales as a percentage of revenue in 2010 as noted above.

Other (Income) Expense and Income Taxes

Total other expense was $5.2 million and $5.4 million in 2010 and 2009, respectively. Net interest expense (interest expense less interest income) was $5.1 million and $5.4 million in 2010 and 2009 respectively, a decrease of $0.3 million.

Income tax expense was $1.5 million in 2010 representing an effective tax rate of 41% of income before taxes. In 2009, the Company incurred a loss before income taxes of $5.2 million and, as a result, recorded an income tax benefit of $1.8 million, or approximately 34% of IDE’s loss before taxes.

Liquidity and Capital Resources

IDE’s primary source of liquidity is cash generated from the sales of its products and services. IDE’s primary use of cash is cost of sales, operating expenses, interest expense, working capital needs, purchases of intangibles, capital expenditures, and repayment of its debt obligations.

In 2010 and 2009, IDE generated sufficient funds to cover its cash obligations as well as to pay down its long-term debt by $5.8 million and $3.8 million respectively.

In October 2011, IDE repaid all of its outstanding debt, or $20.9 million, on its $25.9 million Credit Agreement. Due to this cash outflow, as well as a rapid expansion in IDE’s complete rig business, IDE concurrently entered into a new $20 million revolving credit facility. During the nine months ended September 30, 2012, IDE incurred net borrowings of $13.3 million on its $20 million revolving credit facility. In connection with the Merger, we may keep the $20 million revolving credit facility as is, increase availability thereunder or pay all amounts outstanding and terminate the facility. There can be no assurance that other financings will be available if needed.

Cash Flows for the Nine Months ended September 30, 2012 and September 30, 2011

Net cash used in operating activities was $11.1 million in the nine-month period ended September 30, 2012 versus net cash provided by operating activities of $56.7 million in the nine-month period ended September 30, 2011. The $67.8 million reduction in cash flow provided by operating activities in the nine-month period ended September 30, 2012 versus the comparable 2011 nine month period was primarily due to changes in operating assets and liabilities (uses of cash) of $69 million, which included a $119 million decline in the change in the customer advanced billings and payments. These working capital uses of cash were offset by the following working capital sources of cash: a $12.4 million increase in accounts payable, a $2.9 million increase in accrued liabilities and inventory declines of $33.1 million.

IDE invested approximately $2.6 million in intangibles and capital expenditures in both the nine months ended September 30, 2012 and 2011.

For financing activities, during the nine-month period ended September 30, 2012, IDE incurred net borrowings of $13.3 million on its revolving line of credit as well as made $1.3 million of principal payments relating to its $5 million of senior secured debt. During the nine-month period ended September 30, 2011, IDE repaid $5.4 million on its previous $25.6 million Credit Agreement.

As a result of the foregoing activities, in the nine-month period ended September 30, 2012, IDE decreased its cash by $2.2 million versus an increase of cash of $47.3 million in the comparable nine-month period ended September 30, 2011.

In the nine-month periods ended September 30, 2012 and 2011, IDE paid cash interest of $0.6 million and $2.7 million, respectively. Additionally, cash income tax payments were approximately $0.1 million and $0.2 million in the respective nine-month periods ended September 30, 2012 and 2011.

Cash Flows for the Years Ended December 31, 2011 and 2010

Net cash provided by operating activities was $25.8 million in fiscal year 2011 versus $10.9 million in fiscal year 2010. The $14.9 million improvement in cash flow in 2011 versus 2010 was primarily due to a $14.4 million improvement in cash generated from working capital in 2011 versus 2010. The working capital improvement came from $40.2 million of additional customer deposits received in 2011 versus 2010. These additional deposits were the result of IDE’s significant increase in 2011 of complete rig orders as noted above. This increase in deposits was offset by $23.1 million of cash used as a result of higher inventories in 2011 versus 2010. Again, these 2011 higher inventory levels were due to IDE’s higher production levels of complete rigs versus the comparable 2010 period.

IDE invested $2.1 million in intangibles during both the fiscal years 2011 and 2010. Capital expenditures were $2.1 million in 2011 and $0.2 million in 2010.

For financing activities, in 2011 IDE repaid $21.6 million of long- term debt (net of additional borrowings) versus $5.8 million of long-term debt repayments in 2010. In 2011, IDE repurchased 1,000 shares of its common stock for $1.3 million from one of its principal stockholders.

As a result of the foregoing activities, in the 2011 fiscal year, IDE’s cash decreased by $1.8 million versus an increase of cash of $2.7 million in the comparable 2010 fiscal year.

In 2011 and 2010, IDE paid cash interest of $3.3 million and $4.7 million, respectively. Cash income tax payments were approximately $0.2 million in the 2011 and 2010 fiscal years.

Cash Flows for the Years Ended December 31, 2010 and 2009

Net cash provided by operating activities was $10.9 million in fiscal year 2010 as compared to net cash used in operating activities of $1.1 million in the comparable 2009 period. The $12.0 million improvement in cash flow in 2010 versus 2009 was primarily due to $5.6 million of higher income in 2010 versus 2009, a $3.0 million improvement in cash generated from working capital in 2010 versus 2009 and $3.2 million in cash provided by higher deferred taxes in 2010 versus 2009.

IDE invested $2.1 million in intangibles and $0.2 million in capital expenditures in 2010. In 2009, IDE invested $0.1 million in capital expenditures.

For financing activities, in 2010 IDE repaid $5.8 million of long term debt versus $3.8 million in 2009.

As a result of the foregoing activities, in the 2010 fiscal year, IDE’s cash increased by $2.7 million versus a decrease of cash of $5.0 million in the comparable 2009 fiscal year.

In 2010 and 2009, IDE paid cash interest of $4.7 million and $5.2 million, respectively. Cash income tax payments were approximately $0.2 million in both the 2010 and 2009 fiscal years.

Future Cash Requirements

As of September 30, 2012, IDE had long-term debt, including current maturities, of $16.7 million and cash and cash equivalents of $1.9 million.

Based on IDE’s cash on hand, cash flow from operations, and (the potential infusion of cash from the proposed Merger), IDE believes that it will have the working capital resources necessary to meet its projected operational needs for the balance of fiscal year 2012 as well as fiscal year 2013. However, if IDE requires more capital in connection with the RigWorks Transaction (including consideration for such acquisition or capital expenditures relating to RigWorks’ business), future acquisitions and investments or to pursue other growth opportunities or if IDE experiences operating losses, it believes that it will be able to obtain additional working capital through credit arrangements, debt, or additional equity financings. There can be no assurance that these or other financings will be available if needed.

Critical Accounting Policies and Management Estimates

The SEC defines critical accounting policies as those that are, in management’s view, important to the portrayal of IDE’s financial condition and results of operations and demanding of management’s judgment. IDE’s discussion and analysis of financial condition and results of operation are based on IDE’s consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires IDE to make estimates on experience and on various assumptions that IDE believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

Revenue Recognition

IDE reports earnings from firm-price and modified firm-price long-term contracts on the percentage-of-completion method. Earnings are recorded based on the ratio of costs incurred to-date to total estimated costs. Costs include direct material, direct labor, and job related overhead. Losses expected to be incurred on contracts are charged to operations in the period such losses are determined. A contract is considered complete when its manufacturing process is complete, the customer has been provided with all proper inspection and other required documentation, title and risk of loss has passed to the customer, collectability is reasonably assured and the product has been delivered.

The percentage-of-completion method requires IDE to make estimates regarding the total costs of the project, progress against the project schedule and the estimated completion date, all of which impact the amount of revenue and gross margin IDE recognizes in each reporting period. Significant projects and their related costs and profit margins are updated and reviewed at least quarterly by IDE’s senior management. Factors that may affect future project costs and margins include weather, production inefficiencies, availability and cost of labor, materials and subcomponents and other factors. These factors can impact the accuracy of IDE’s estimates and materially impact IDE’s future reported earnings. The cumulative impact of any revisions to estimates and the full impact of anticipated losses on contracts accounted for under AICPA Statement of Position 81-1, Accounting for Performance of Certain Production-Type Contracts (SOP 81-1) are recognized in the period in which they become known. Losses expected to be incurred on jobs in progress, after consideration of estimated minimum recoveries from claims and change orders are charged to income as soon as such losses are known.

Allowance for Doubtful Accounts

IDE maintains an allowance for doubtful accounts for estimated losses resulting from the inability of IDE’s customers to make required payments. IDE reviews its allowance for doubtful accounts on a quarterly basis. Reserves for potential losses are determined by establishing both specific and general reserves. Specific reserves are based on IDE’s estimate of the probability of collection for certain accounts. General reserves are established based on IDE’s historical experience of bad debt expense and the aging of its accounts receivable balances and specifically reserved accounts. Accounts are written-off when an account is determined to no longer be collectable, based on IDE’s past collection history, or after IDE has exhausted all possible means of collection.

IDE has typically not experienced unanticipated bad debt losses as a result of IDE’s business practices of securing advance payments for a large percentage of IDE’s projects during the construction process, and securing final payments from customers that may present collectability issues prior to shipment.

Inventories

Inventories consist of raw materials and finished goods and work-in-process (see Revenue Recognition). Inventories of raw materials and finished goods are stated at the lower of cost or market using the average method. Allowances for excess and obsolete inventories are determined based on IDE’s historical usage of inventory on-hand as well as IDE’s future expectations related to IDE’s manufacture of product.

Recently Issued Accounting Standards

There have been no significant changes in new accounting pronouncements or to our significant accounting policies that were disclosed that have had a significant impact on our financial statements or notes thereto for the periods presented in this Offer to Purchase.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the sensitivity of income to changes in interest rates, foreign exchanges, commodity prices, equity prices and other market-driven rates or prices. IDE generates its capital resources primarily through operations and, when needed, through various credit facilities. IDE believes it maintains an adequate level of cash in its bank accounts and short term money market accounts for its operations and capital investment needs. The funds maintained in IDE’s accounts are not subject to large fluctuations due to market conditions. The carrying value of the term debt approximates its fair value due to the variable interest rate charged on the debt. IDE has limited or no foreign currency risk, commodity price risk or equity price risk. IDE does not engage in any hedging activities and does not expect to do so.

Off-Balance Sheet Arrangements

IDE has never entered into any off-balance sheet financing arrangements and does not have any special purpose entities. IDE has not guaranteed any debt or commitments of other entities or entered into any options on non-financial assets.

Contractual Obligations

A summary of IDE’s outstanding contractual obligations and commitments at December 31, 2011 is as follows:

Contractual Obligations as of December 31, 2011:

(Dollars in thousands)	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-Term Debt Obligations	$4,861	$1,667	$3,194	—	—
Operating Lease Obligations	4,823	1,490	3,019	314	—
Capital Lease Obligations	76	39	37	—	—

Total	$9,760	$3,196	$6,250	314	—

MANAGEMENT OF IDE

Directors and Executive Officers

The table below sets forth the names and ages of the members of IDE’s board of directors and IDE’s current executive officers, as well as the positions and offices held by such persons. A summary of the background and experience of each of these individuals is set forth after the table.

Name	Age	Current Position With IDE
Stephen Cope	60	Chairman and Chief Executive Officer
Richard Dodson	60	President and Chief Operating Officer
Eric Storm	57	Chief Financial Officer
Bruce Burnham	58	Chief Accounting Officer

Stephen Cope has been the Chairman and Chief Executive Officer since inception of the company. Mr. Cope also founded IEC, a division of the company, in 1991. Under his leadership the company has grown to almost $300 MM in revenue while enhancing and developing new product lines and global strategies. Mr. Cope began his oilfield career in 1976 with Rig-A-Lite Co. where he was responsible for worldwide products and distributor sales. Mr. Cope has extensive contacts and experience in both the U.S. drilling industry and in international drilling operations. Mr. Cope served four years in the United States Marine Corps from 1969-1971. Mr. Cope attended San Jacinto College in Houston, Texas.

Richard Dodson has been President and Chief Operating Officer since March 2009. Mr. Dodson joined the company in March 2008 as Executive Vice President of Operations. Prior to joining the company, Mr. Dodson served in numerous capacities with TETRA Technologies, Inc. (NYSE) since 1994 including President and Managing Director of TETRA Applied Technologies, L.P. Mr. Dodson helped spearhead the growth at TETRA both organically and through an aggressive acquisition program which saw revenues grow from $65MM to over $1 Billion. Prior to his tenure at TETRA, Mr. Dodson owned and operated Pace-Atlas, Inc., Soncett Energy, Sunstone Corporation and Luckenback Drilling. Mr. Dodson received an appointment to the United States Naval Academy and served as a commissioned officer in the U.S. Marine Corps and also attended Abilene Christian University.

Eric Storm has served as the Chief Financial Officer of IDE and its predecessor company since 2000. From 1998 to 2000, Mr. Storm was Controller for the Downhole Tools Division of IRI Corporation. From 1992 to 1998, Mr. Storm founded and served as CEO of a software and business consulting firm. From 1985 to 1992, Mr. Storm was Director of Finance for Wilson Learning Corporation. Mr. Storm holds a BBA in accounting from the University of Central Florida, and completed a fifth year of accounting at Stetson University.

Bruce Burnham has served as Chief Accounting Officer since October 2011. Mr. Burnham joined the company in August 2008 as Corporate Controller. Prior to joining the Company, Mr. Burnham served as the Controller of Operations of Frontier Drilling USA since 2007. From 2003 to 2007, Mr. Burnham was Vice President of Finance for Canrig Technologies and Epoch Services, two subsidiaries of Nabors Industries, where he directed and administered accounting activities and financial reporting for foreign operations. From 1996 to 2003, Mr. Burnham acted as Controller for Nabors Offshore Corporation (formerly Sundown Offshore, Inc.), a subsidiary of Nabors Industries, directing and administering all accounting activities, financial reporting and periodic financial operating plans and budgets for an offshore drilling company. From 1992 to 1996, Mr. Burnham was a Controller at Engineered Carbon’s, Inc. (Formerly a division of J.M. Huber, Corp.). From 1990 to 1992, Mr. Burnham was a Chief Accountant for Sundowner Offshore Services, Inc. where he was responsible for all accounting activities. From 1989 to 1990, Mr. Burnham acted as Vice President of the Gulf Coast Region for Paradigm Technologies, Inc. Mr. Burnham holds a BBA in accounting from the University of Houston in Houston, Texas.

Executive Officer Compensation Overview

This Compensation Overview provides an overview of IDE’s compensation policies and programs, generally explains IDE’s compensation objectives, policies and practices with respect to its executive officers, and identifies the elements of compensation for each of the individuals identified in the preceding table.

Overview and Objectives of Executive Compensation Program

IDE has designed its executive compensation program to facilitate its ability to attract, retain, and motivate a high performing executive team and to reward individuals whose performance adds significant value to IDE. IDE believes that the mix of compensation elements described below provides appropriate incentives to encourage its executives to achieve and exceed IDE’s key business objectives.

Compensation Elements

In 2011, IDE’s compensation program consisted of the following elements:

Base Salary. IDE paid base salaries to attract and retain talented executives and to provide a competitive fixed base of cash compensation.

•

Base salaries for newly-hired executives are determined with reference to the executive’s base salary with his or her prior employer and related negotiations with IDE. Subsequent adjustments in base salaries are made from time to time based on individual and IDE performance.

•	IDE may perform periodic market checks relating to these salary amounts to ensure competitiveness by reviewing general compensation surveys, but IDE does not benchmark compensation.

Short-Term Incentives. IDE provides short-term cash incentives to its executives to motivate them to achieve IDE’s key business goals and to reward them for superior performance.

•

In 2011, Messrs. Cope and Storm continued to participate in a long-standing program that provides bonuses to them that are tied to the IEC System division’s qualifying net sales collected, while other executives received discretionary bonuses to reward them for superior individual performance.

•

IDE’s executives, along with all other IDE employees received discretionary holiday bonuses from IDE in recognition of individual and corporate performance in 2011. These bonuses are described in more detail in the Summary Compensation Table below.

Retirement Benefits. IDE provides a defined contribution plan for its executives and other employees to encourage them to save for retirement. IDE currently does not maintain any pension or non-qualified deferred compensation plans for any of its executives or other employees that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement.

Other Benefits and Perquisites. IDE provides other benefits and perquisites to executives to help ensure that IDE provides a competitive compensation and benefits program.

•	IDE provided health and welfare benefits to its executives on the same terms and conditions as applied to IDE employees generally.

•	IDE provided certain of its executives with the perquisites described in the Summary Compensation Table below.

Summary Compensation Table

The following table sets forth information regarding the compensation of IDE’s named executive officers, or “NEOs,” for the year ended December 31, 2011:

Name and Principal Position	Year (1)	Salary ($)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
Stephen Cope, Chairman and Chief Executive Officer	2011	474,408	9,333	—	—	738,848	—	1,508,225	2,730,814
Eric Storm, Chief Financial Officer	2011	267,051	5,241	—	—	184,712	—	18,363	457,367
Richard Dodson, President and Chief Operating Officer	2011	257,407	5,468	—	—	—	—	18,000	280,875

(1)	Because IDE is not and has not been a reporting company, IDE has reported compensation information for 2011 only.
(2)	Amounts reflected in this column consist of (i) discretionary bonuses paid by IDE to reward executives for superior performance and (ii) discretionary holiday bonuses from IDE in recognition of individual and corporate performance in 2011.
(3)	IDE did not maintain an equity compensation plan during 2011 and did not grant any stock awards or option awards in 2011.
(4)	Amounts reflected in this column consist of performance-based bonuses paid with respect to the IEC System division’s qualifying net sales collected.
(5)	IDE did not maintain a nonqualified deferred compensation plan during 2011.
(6)	Amounts reported in this column for Mr. Cope consisted of an automobile allowance of $24,000, company-reimbursed payments for ranch expenses of $52,376, company-reimbursed payments for Excalibur Aviation expenses of $113,444, company-reimbursed personal AmEx charges of $631,902, company reimbursement for employees performing services for other Cope enterprises of $220,243, and an income tax gross-up related to these amounts of $466,260. Amounts for Messrs. Dodson and Storm consist of an automobile allowance. Following the consummation of the Merger, all expense reimbursements will be subject to the EAC Travel and Expense Reimbursement Policy, which is not expected to provide reimbursement for any personal expenses, other than reasonable automobile expenses, but which is expected to provide reimbursement for all valid business expenses, including certain ranch expenses for approved business uses on a per-use basis.

Employment Agreements

IEC-Systems, LP (a predecessor to, and current division of, IDE), entered into employment agreements with Messrs. Cope and Storm on February 1, 2006, which were amended on November 20, 2007 to extend the term of the agreements through February 20, 2013. IEC-Systems, LP, also entered into Non-Competition and Non-Disclosure Agreements with Messrs. Cope and Storm on February 1, 2006.

Under his employment agreement, Mr. Cope is entitled an annual salary of $300,000, which will be increased by at least 4% each year, and has subsequently increased to $485,256. He is also entitled to a monthly car allowance of $2,500 (plus mileage reimbursement) and monthly commission equal to 2.5% of net company sales collected, as well as certain company-paid life insurance premiums and additional lease payments in respect of his ranch and aircraft. Mr. Cope is also eligible to participate in the company’s current policies concerning health insurance and other benefits, as well as its 401(k) plan. Mr. Cope is entitled to four weeks of paid vacation per year pursuant to his employment agreement.

Under his employment agreement, Mr. Storm is entitled an annual salary of $180,000, which will be increased by at least 4% each year, and has subsequently increased to $272,545. He is also entitled to a monthly car allowance of $1,500 (plus mileage reimbursement) and monthly commission equal to 0.5% of net company sales collected. Mr. Storm is also eligible to participate in the company’s current policies concerning health insurance and other benefits, as well as its 401(k) plan. Mr. Storm is entitled to four weeks of paid vacation per year pursuant to his employment agreement.

The employment agreements with Messrs. Cope and Storm provide that, upon any termination of the applicable NEO’s employment, other than a termination of his employment by the company for “good cause” (as such term is used in the employment agreements), and subject to 14 days’ prior written notice of resignation, in addition to payments in respect of accrued salary and unused vacation, he is entitled to severance payments equal to all amounts that he would have received under his employment agreement through February 20, 2013, payable either in lump sum or in monthly installments, as applicable. Messrs. Cope and Storm are entitled to these same severance benefits upon resignation from employment in the event of a “change of control” (as such term is used in the employment agreements). Furthermore, the employment agreements will immediately terminate, and the severance described above will be payable, in the event of certain enumerated events, including the company’s relocation of the applicable NEO more than 30 miles from the greater Houston, Texas metropolitan area, or his demotion or other change in his position, or a material modification of his job responsibilities.

The non-competition agreements with Messrs. Cope and Storm contain non-competition and non-solicitation provisions with respect to the initial term of their 2006 employment agreements.

Messrs. Cope and Storm have entered into amended and restated employment agreements with IDE that will become effective upon the consummation of the Merger. See “Management of EAC Following the Transaction — Executive Compensation — Employment Agreements.”

Potential Payments Upon Termination or Change-in-Control

In the event of a change-in-control of IDE or termination of employment, the NEOs would receive no additional benefits beyond those required to be provided by law and any reimbursement of ordinary business expenses incurred to the date of termination, except as required by an NEO’s employment agreement with IDE, as described above under the heading “Management of IDE — Employment Agreements.” No payments or benefits will be made to any of the NEOs on or following the consummation of the Merger under these employment agreements, which will be superseded in their entirety effective as of the Merger by the employment agreements described in “Management of EAC Following the Transaction — Employment Agreements.” Any payments or benefits that would be made to an NEO upon a qualifying termination of employment on or following the consummation of the Merger under the agreements described in “Management of EAC Following the Transaction — Employment Agreements” are quantified in the section titled “Certain Relationships and Related Party Transactions — Golden Parachute Compensation.” No payments will be made under the employment agreements described in “Management of IDE — Employment Agreements” or those described in “Management of EAC Following the Transaction — Employment Agreements” solely as a result of the consummation of the Merger. See “Certain Relationships and Related Party Transactions — Golden Parachute Compensation.”

Board of Directors Compensation

IDE’s board of directors is comprised solely of Mr. Cope, who does not receive any compensation in his capacity as a member of IDE’s board of directors.

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial statements have been derived by the application of pro forma adjustments to the historical consolidated financial statements of EAC, IDE, and RWI to reflect the proposed Merger of EAC and IDE and the subsequent merger with RWI.

The unaudited pro forma condensed consolidated balance sheet as of September 30, 2012 (“Pro Forma Balance Sheet”), gives effect to the transactions as if they had occurred on September 30, 2012. The unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2012 and for the year ended December 31, 2011 (“Pro Forma Statements of Operations”), give effect to the transactions as if they had occurred on January 1, 2011.

The Pro Forma Statements of Operations are based on the historical financial statements of operations of EAC and IDE for the year ended December 31, 2011, and nine months ended September 30, 2012 and based on the historical financial statements of operations of RWI for the years ended June 30, 2011 and June 30, 2012 and the three months ended September 30, 2012 (see notes below regarding conformity of RWI results with EAC); the Pro Forma Balance Sheet is based on the historical balance sheets of EAC, IDE, and RWI as of September 30, 2012.

The historical financial information has been adjusted to give effect to pro forma events that are related and/or directly attributable to the transactions, are factually supportable and, in the case of the pro forma statement of operations data, are expected to have a continuing impact on the combined results.

The pro forma financial statements do not include any adjustments for cost savings which are anticipated to be realized from the elimination of EAC operating expenses. Since its inception, EAC’s efforts have been limited to organizational activities, activities relating to the IPO, activities relating to identifying and evaluating prospective acquisition candidates and activities relating to general corporate matters. The pro forma financial statements do not include any adjustments for incremental general and administrative costs to be incurred post-Merger by EAC. The unaudited pro forma condensed consolidated financial information also should not be considered representative of our future consolidated financial condition or consolidated statement of operations.

The unaudited condensed consolidated pro forma financial statements (“pro forma financial statements”) are presented for informational purposes only and are subject to a number of uncertainties and assumptions and do not purport to represent what the companies’ actual performance or financial position would have been had the transactions occurred on the dates indicated and does not purport to indicate the financial position or results of operations as of any future date or for any future period. The unaudited pro forma financial information should be read together with the historical annual and interim financial statements of EAC, IDE, and RWI and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of EAC” included elsewhere in this document.

The pro forma financial statements have been prepared using two different levels of redemptions of EAC Common Shares.

Assuming No Redemption

This presentation assumes that no EAC Public Stockholders seek to tender their Common Shares.

Under this scenario the merger of EAC and IDE and the merger of EAC and RWI will be accounted for as business combinations. As part of the merger with IDE, IDE stockholders will receive, at closing, cash consideration (“Cash Consideration”) of i) $20.0 million and ii) 50% of the excess of the Trust Account over $50.0 million up to an additional $10.0 million. IDE stockholders will also receive a number of EAC Common Shares equal to a) the sum of i) $87.5 million and ii) IDE cash at Closing b) less the sum of i) IDE indebtedness at Closing ii) IDE stockholder expenses related to the Merger and iii) Cash Consideration divided by c) $10.00.

Calculation of Contractual Purchase Price (Cash Amount)
(all amounts in thousands)
Base Cash Consideration	20,000

Trust Account Balance as of 9/30	61,235
(50,000)
11,235
50% of Trust Account over $50 million	5,617

Total Cash Consideration	25,617

Calculation of Contractual Purchase Price (Share Amount)
(all amounts in thousands)
Starting Transaction Value	87,500
IDE Cash Balance as of 9/30	2,388
Total	89,888

Estimated Working Capital Adjustment (1)	1,913
IDE Indebtedness as of 9/30	16,864
IDE Stockholder expenses related to the merger	2,000
Total Cash Consideration	25,617
Total	46,394

Total Share Consideration	43,494

Total Shares	4,349

(1) Includes current assets less current liabilities, excluding (i) cash and restricted cash, (ii) any current portion of Indebtedness or Capital Leases, (iii) accrued and unpaid interest expense, and (iv) the current portion of any deferred tax assets and liabilities and any accrued or unpaid taxes.

Management calculated its estimate of consideration based on the financial statement balances of EAC and IDE as of September 30, 2012. Therefore, net debt was calculated by subtracting IDE’s September 30 cash balance of $2,388 from its September 30 indebtedness (as defined in the agreement) of $16,864 (current and long-term). The Trust Account balance as of September 30 was $61,235; therefore, 50% of the excess of this amount over $50,000 is $5,617. Management also estimated the fair value of the Common Shares to be transferred to IDE shareholders by multiplying the number of shares based on the calculation of shares required in the agreement shown above by $10.20, which is the tender offer price at which shares will be purchased around the time of the consummation of the merger.

Management’s estimate of consideration also includes a preliminary estimate of the fair value of equity classified as contingent consideration of $12,750. This does not correspond to a specific number of vested shares as the ultimate valuation of this consideration incorporates various probabilities of the price targets being achieved (if ever), the timing of such achievement, and the ultimate stock price to be achieved. Any change in management’s preliminary estimate of the fair value of contingent common consideration will result in a corresponding dollar for dollar change in goodwill.

Management’s estimate of consideration also includes a preliminary estimate of the fair value of the liability classified as contingent consideration of $1,000, which is based on management’s preliminary estimates of EBITDA outcomes for 2013 and the preliminary estimates of the probabilities of achieving such estimates.

EAC will be considered the accounting acquirer of IDE and RWI in this scenario. With respect to the accounting acquirer analysis of IDE, current EAC stockholders will hold 66.3% of the voting interests of the combined company and will have nominated for election 3 of the 6 directors of the EAC board of directors. This level of voting ownership by current EAC stockholders and the degree of representation on the EAC board of directors by individuals affiliated with or appointed by the Sponsor outweigh the indicators that IDE is the accounting acquirer, specifically that IDE is the operating entity with operating revenues and expenses and that IDE’s CEO and certain other members of IDE management are expected to continue to serve in similar capacities after the close of the transaction.

Assuming Maximum Redemption

A condition to closing the transaction contemplated by the Merger is that, after giving effect to Redemptions and EAC’s permitted repurchases of Common Shares, not more than 92% of the Common Shares are redeemed. This presentation assumes that EAC’s Common Stockholders will seek to redeem 92% of their Common Shares after paying (i) amounts used by EAC to make permitted repurchases of Common Shares and (ii) amounts payable to EAC stockholders that properly exercise their redemption rights.

With respect to this scenario, the merger with IDE will be accounted for as a recapitalization of IDE, as IDE will be deemed the accounting acquirer of EAC after the closing of the Merger. IDE will be considered the accounting acquirer of EAC because, after execution of the Merger, IDE stockholders will hold 61.8% of the voting interests in EAC based on the maximum redemption of Common Shares, IDE’s CEO and current principal stockholder will alone hold 39.5% of the voting interests in EAC, IDE is the operating entity, and IDE’s CEO and certain other members of IDE management may continue on after the transaction. These factors would outweigh the fact that EAC’s Sponsor will have nominated for election 3 of the 6 directors of the EAC board of directors in the accounting acquirer analysis.

Empeiria Acquisition Corporation

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2012

(in thousands, except share and per value data)

	Historical			Assuming No Redemptions
(amounts in thousands)	Empeiria Acquisition Corporation	IDE Company Holdings	Rig Works	Pro Forma Adjustments (IDE, including reclassification)		Pro Forma Adjustments (RWI)		Pro Forma Combined
Assets
Current Assets
Cash and cash equivalents	244	1,924	1,510	31,218	(a)	(22,077	)(a)	12,819
Restricted cash	—	464	—	—		—		464
Accounts receivable, net	—	35,615	1,131	—		—		36,746
Inventories, net	—	14,734	7,876	4,495	(b)	2,403	(b)	29,508
Deferred tax assets	—	3,053	—	—		—		3,053
Prepaid expenses and other current assets	20	148	3,174	—		—		3,342

	264	55,938	13,691	35,713		(19,674)		85,932

Investments held in trust account	61,235	—	—	(61,235	)(a)	—		—
Intangibles, net	—	4,717	—	46,117	(c)	10,843	(c)	61,677
Property and Equipment, at cost	—	3,026	1,497	—		—		4,523
Deferred financing costs, net	—	346	—	—		—		346
Deferred tax assets	—	500	7	—		—		507
Deposits	—	91	—	—		—		91
Goodwill	—	—	—	55,573	(d)	9,564	(d)	65,137

Total Assets	61,499	64,618	15,195	76,168		733		218,213

Liabilities and Equity
Current Liabilities
Current maturities of long-term debt	—	1,667	12	—		—		1,679
Current portion of capital lease obligations	—	44	—	—		—		44
Trade accounts and other payables	200	37,946	1,706	—		—		39,852
Accrued liabilities	—	7,600	1,273	—		—		8,873
Deferred tax liabilities	—	—	—	17,714	(e)	4,636	(e)	22,350
Customer advanced billings and payments	—	6,862	2,786	—		—		9,648

	200	54,119	5,777	17,714		4,636		82,446

Long-Term Debt, less current maturities	—	15,197	15	—		—		15,212
Contingent Consideration Liability	—	—	—	1,000	(h)	400	(h)	1,400
Capital lease obligations, net of current	—	40	—	—		—		40
Deferred underwriting compensation	900	—	—	(900	)(a)	—		—

	1,100	69,356	5,792	17,814		5,036		99,098

Commitments and Contingencies

Common stock subject to possible redemption, 5,520,000 shares	56,304	—	—	(56,304	)(f)	—		—

Stockholders’ equity
Preferred stock	—	—	—	—		—		—
Common stock	—	—	—	—		—		—

	Historical			Assuming No Redemptions
(amounts in thousands)	Empeiria Acquisition Corporation	IDE Company Holdings	Rig Works	Pro Forma Adjustments (IDE, including reclassification)		Pro Forma Adjustments (RWI)		Pro Forma Combined
Common stock $.0001 par value	—	—	—	—		—		—
Common stock, $.001 par value	—	—	—	—		—		—
Common stock, $1 par value	—	—	1	—		(1	)(g)	—
Retained earnings	—	—	8,362	—		(8,362	)(g)	—
Additional paid in capital	5,039	—	1,040	113,740	(f)	4,060	(g)	123,879
Accumulated deficit	(944)	(4,738)	—	918	(a), (f)	—		(4,764)

	4,095	(4,738)	9,403	114,658		(4,303)		119,115

Total Liabilities and Stockholders’ Equity	61,499	64,618	15,195	76,168		733		218,213

Empeiria Acquisition Corporation

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Nine Months Ended September 30, 2012

(in thousands, except per share data)

	Historical			Assuming No Redemptions
(amounts in thousands, except per share)	Empeiria Acquisition Corporation	IDE Company Holdings	Rigworks	Pro Forma Adjustments (IDE, including reclassification)		Pro Forma Adjustments (RWI)		Pro Forma Combined
Revenue
Products	—	185,416	21,120	—		—		206,536
Services	—	52,955	3,320	—		—		56,275

	—	238,371	24,440	—		—		262,811

Cost of Goods Sold and Services
Products	—	177,307	20,038	—		—		197,345
Services	—	34,479	592	—		—		35,071

Total Costs of Goods Sold and Services	—	211,786	20,630	—		—		232,416

Gross Profit	—	26,585	3,810	—		—		30,395

Selling, general and administrative expense	630	22,529	2,076	—		—		25,235
Depreciation and amortization expense	—	1,370	17	2,152	(j)	506	(j)	4,045

	630	23,899	2,093	2,152		506		29,280

Income (Loss) from Operations	(630)	2,686	1,717	(2,152)		(506)		1,115

Other (Expense) Income
Interest expense	—	(742)	(2)	—		—		(744)
Interest income	33	—	18	(33	)(k)	—		18
Other (expense) income	—	153	6	—		—		159

Income (Loss) Before Income Taxes	(597)	2,097	1,739	(2,185)		(506)		548

Income taxes (benefit)
Current	—	62	508	(12	)(l)	—		558
Deferred	—	825	(43)	(753	)(l)	(177	)(l)	(148)

Net Loss	(597)	1,210	1,274	(1,420)		(329)		138

Earnings per Common Share
Basic	(0.07)							0.01
Diluted	(0.07)							0.01
Weighted Average Common Shares Outstanding
Basic	8,520,000						(m)	13,408,400
Diluted	8,520,000						(m)	13,408,400

Empeiria Acquisition Corporation

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2011

(in thousands, except per share data)

	Historical			Assuming No Redemptions
(amounts in thousands, except per share)	Empeiria Acquisition Corporation	IDE Company Holdings	Rigworks	Pro Forma Adjustments (IDE, including reclassification)		Pro Forma Adjustments (RWI)		Pro Forma Combined
Revenue
Products	—	93,397	22,596	—		—		115,993
Services	—	70,223	1,493	—		—		71,716

Total Revenue	—	163,620	24,089	—		—		187,709

Cost of Goods Sold and Services
Products	—	85,651	16,634	4,495	(i)	2,403	(i)	109,183
Services	—	49,445	855	—		—		50,300

Total Costs of Goods Sold and Services	—	135,096	17,489	4,495		—		159,483

Gross Profit	—	28,524	6,600	(4,495)		—		28,226

Selling, general and administrative expense	349	19,862	3,239	0		—		23,450
Depreciation and amortization expense	—	1,245	22	2,869	(j)	675	(j)	4,811

	349	21,107	3,261	2,869		675		28,261

Income (Loss) from Operations	(349)	7,417	3,339	(7,364)		(3,078)		(35)

Other (Expense) Income
Interest expense	—	(3,695)	(3)	—		—		(3,698)
Interest income	1	105	16	(1	)(k)	—		121
Other expense	—	51	3	—		—		54

Income (Loss) Before Income Taxes	(348)	3,878	3,355	(7,365)		(3,078)		(3,558)

Income taxes (benefit)
Current	—	92	326	—		—		418
Deferred	—	1,644	—	(2,578	)(l)	(1,077	)(l)	(2,011)

Net Income (Loss)	(348)	2,142	3,029	(4,787)		(2,001)		(1,965)

Earnings per Common Share
Basic	(0.06)							(0.18)
Diluted	(0.06)							(0.18)
Weighted Average Common Shares Outstanding
Basic	5,917,126						(m)	10,805,526
Diluted	5,917,126						(m)	10,805,526

Notes to Unaudited Condensed Combined Pro Forma Financial Statements

Adjustments to the Unaudited Pro Forma Condensed Consolidated Financial Statements

As of September 30, 2012

(ASSUMING NO REDEMPTION)

(in thousands, except share and per share data)

This presentation assumes that no EAC stockholders will seek to redeem their shares for a pro rata share of the trust account. EAC will be considered the accounting acquirer of IDE and RWI in this scenario. With respect to the accounting acquirer analysis of IDE, current EAC stockholders will hold 66.3% of the voting interests of the combined company and will have nominated for election 3 of the 6 directors of the EAC board of directors. This level of voting ownership by current EAC stockholders and the degree of representation on the EAC board of directors by individuals affiliated with the Sponsor outweigh the indicators that IDE is the accounting acquirer, specifically that IDE is the operating entity with operating revenues and expenses and that IDE’s CEO and certain other members of IDE management are expected to continue to serve in similar capacities after the close of the transaction.

These pro forma financial statements, reflecting no redemption by the common redeemable stockholders, include estimated pro forma adjustments for the preliminary estimates of fair value of the tangible and intangible assets acquired and liabilities assumed of IDE and RWI. The allocation of the purchase consideration is preliminary pending finalization of various estimates and analyses. Since these pro forma financial statements have been prepared based on preliminary estimates of purchase consideration and fair values attributable to the assets acquired and liabilities assumed, the actual amounts eventually recorded for the acquisition could differ materially from the information presented.

The historical financial statements of operations of RWI are incorporated to conform to that of Empeiria as RWI has a fiscal year-end of June 30 whereas Empeiria has a fiscal year end of December 31. The historical statement of operations of RWI for the annual period ended December 31, 2011 was derived by adding the six months ended June 30, 2011 to the six months ended December 31, 2011. The historical statement of operations of RWI for the interim period ended September 30, 2012 was derived by adding the six months ended June 30, 2012 to RWI’s quarter ended September 30, 2012 historical statement of operations.

Purchase accounting adjustments for IDE acquisition

The allocation in these unaudited pro forma condensed financial statements is based upon an estimated purchase price of approximately $83,733 for IDE. This purchase price includes the fair value of 750,000 EAC Common Shares held in escrow to be released to IDE stockholders within 18 months of closing, assuming no indemnification claims are made. The estimated purchase price is calculated as follows (dollars in thousands):

Estimated Fair Value of 4,349,400 EAC shares issued	$44,366
Contingent Common Shares	12,750
Cash consideration	25,617
Contingent cash consideration	1,000

Purchase price	$83,733

(Less fair value of net assets acquired)	28,160

Goodwill	$55,573

Purchase accounting adjustments for RWI acquisition

The allocation in these unaudited pro forma condensed financial statements is based upon an estimated purchase price of approximately $27,577 for RWI. The estimated purchase price is calculated as follows (dollars in thousands):

Estimated Fair Value of 500,000 Empeiria shares issued	$5,100
Cash consideration	22,077
Contingent cash consideration	400

Purchase price	$27,577

(Less fair value of net assets acquired)	18,013

Goodwill	$9,564

Pro Forma Adjustments:

(a) Cash and cash equivalents

The following table outlines the adjustments to cash and cash equivalents of EAC, IDE, and RWI along with cash equivalents held in trust of EAC assuming no redemption of shares held by the EAC stockholders (dollars in thousands).

Cash and cash equivalents — IDE	$1,924
Cash and cash equivalents — RWI	1,510
Cash equivalents held in trust	61,235
Cash and cash equivalents — EAC	244

Sources of Cash	64,913

Cash purchase price paid for IDE	(25,617)
Cash purchase price paid for RWI	(22,077)
Cash used to pay estimated transaction fees and expenses	(3,500)
Underwriter fees paid by Empeiria to PrinceRidge at closing	(900)
Uses of Cash	(52,094)

Pro Forma	12,819

(b) Inventory

Represents the adjustment of IDE and RWI’s inventory to estimated fair value.

(c) Intangible assets

Represents the adjustment to record the preliminary estimated fair value of intangibles related to the Transactions. The intangibles primarily consist of trademarks, technology and customer relationships. Those intangibles with definite lives will be amortized on a straight-line basis over estimated useful lives ranging from 10 to 15 years, subject to the completion of the purchase price allocation. The following is a summary of the estimated fair values of intangible assets and related useful lives (dollars in thousands):

	IDE Fair Market Value	RWI Fair Market Value	Estimated Useful Life
Customer related	$37,276	$7,951	15 years
Trade Names	6,779	1,446	Indefinite
Technology	6,779	1,446	10 years

	$50,834	$10,843

(d) Goodwill

Represents the excess of the preliminary estimated purchase price over the estimated fair value of the identifiable net assets acquired. Goodwill will be subject to annual impairment testing on a go forward basis. If goodwill is deemed to be impaired, the amount of the impairment could be material to the results of operations and financial portion of the combined company.

(e) Deferred tax liabilities

Represents the deferred tax liabilities created due to the step-up in the book value of intangible assets and inventory.

(f) Stockholder’s Equity — IDE

Represents the effect of the following (i) issuance of 4,349,400 Common Shares with a $0.0001 par value per share ($44,366 estimated fair value), (ii) estimated fair value of contingent consideration of $12,750 related to a projected 1,250,000 contingent shares with a $0.0001 par value per share that vest in the event the Common Shares trade above certain thresholds for a specified number of days, and (iii) the reclassification of $56,304 due to the cancellation of the redemption feature of Common Shares; this redemption will occur if the Merger is consummated, (iv) $3,500 of transaction costs reflected in Accumulated deficit, (v) $4,738 of IDE Accumulated deficit that is eliminated for pro forma presentation, and (vi) the exchange of 390,000 warrants for 39,000 shares of common stock with a net impact on Stockholder’s Equity of $0 (reflects the increase to Accumulated deficit and decrease to Additional paid in capital related to $320 estimated excess fair value of shares issued over estimated fair value of warrants exchanged).

Contingent Common Shares are considered an element of purchase price and are not deemed post-combination compensation as there are no indicators that would link the contingent consideration to post-combination services or employment.

(g) Stockholder’s Equity — RWI

Represents the effect of the following (i)) issuance of 500,000 shares with a $0.0001 par value per share ($5,100 estimated fair value) of common stock, and (ii) the elimination of RWI’s equity accounts ($8,362 of RWI Retained Earnings and $1,040 of RWI Additional paid in capital).

(h) Contingent consideration

Represents the adjustment to record management’s estimate of the fair value of contingent cash consideration related to the 2013 EBITDA of IDE and RWI.

(i) Cost of goods sold and services

Represents the incremental adjustment to cost of goods sold and services as a result of the estimated fair value adjustment to inventory. The entire amount of this increase to inventory is expected to be recognized within cost of goods sold and services.

(j) Depreciation and amortization expense

Represents the incremental adjustment to depreciation and amortization expense as a result of the estimated fair value adjustments to intangible assets. EAC expects to amortize the estimated fair value of intangibles with definite lives on a straight-line basis over estimated useful lives that will range from 10 to 15 years, subject to the completion of the purchase price allocation for IDE and RWI.

(k) Interest income

Reflects the reduction of interest income related to the release of restricted cash from the trust account in order to execute the Merger.

(l) Income taxes – current and deferred

A statutory income tax rate of approximately 35% is applied to EAC’s income. Management believes the combined company will generate future taxable income and has reflected the tax benefit of the loss herein.

(m) Weighted average shares

Pro forma basic weighted average shares reflects Common Shares outstanding after the Merger.

Weighted average shares include the following (i) 8,520,000 Empeiria shares outstanding prior to and subsequent to the Transactions, (ii) 39,000 shares issued in exchange for 390,000 warrants, (iii) 4,349,400 shares (including 750,000 shares held in escrow) issued as consideration for the Merger of Empeiria and IDE, (iv) 500,000 shares issued as consideration for the Merger of Empeiria and RWI. Contingent Common Shares associated with the Merger of Empeiria and IDE that vest based on the achievement of EAC Common Share targets are not included in the weighted average shares since they have not been earned or issued to IDE.

Empeiria Acquisition Corporation

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2012

(in thousands, except share and par value data)

	Historical			Assuming Maximum Redemptions
(amounts in thousands)	IDE Company Holdings	Empeiria Acquisition Corporation	Rigworks	Pro Forma Adjustments (IDE, including reclassification)		Pro Forma Adjustments (RWI)		Pro Forma Combined
Current Assets
Cash and cash equivalents	1,924	244	1,510	18,531	(a)	(22,077	)(a)	132
Restricted cash	464	—	—	—		—		464
Accounts receivable, net	35,615	—	1,131	—		—		36,746
Inventories, net	14,734	—	7,876	—		2,403	(b)	25,013
Deferred tax assets	3,053	—	—	—		—		3,053
Prepaid expenses and other current assets	148	20	3,174	—		—		3,342

	55,938	264	13,691	18,531		(19,674)		68,750

Investments held in trust account	—	61,235	—	(61,235	)(a)	—		—
Intangibles, net	4,717	—	—	—		10,843	(c)	15,560
Property and Equipment, at cost	3,026	—	1,497	—		—		4,523
Deferred financing costs, net	346	—	—	—		—		346
Deferred tax assets	500	—	7	—		—		507
Deposits	91	—	—	—		—		91
Goodwill	—	—	—	—		9,564	(d)	9,564

Total Assets	64,618	61,499	15,195	(42,704)		733		99,341

Liabilities and Equity
Current Liabilities
Current maturities of long-term debt	1,667	—	12	—		—		1,679
Current portion of capital lease obligations	44	—	—	—		—		44
Trade accounts and other payables	37,946	200	1,706	—		—		39,852
Accrued liabilities	7,600	—	1,273	—		—		8,873
Deferred tax liabilities	—	—	—	—		4,636	(e)	4,636
Customer advanced billings and payments	6,862	—	2,786	—		—		9,648

	54,119	200	5,777	—		4,636		64,732

Long-Term Debt, less current maturities	15,197	—	15	38,000	(i)	—		53,212
Contingent Consideration Liability	—	—	—	—		400	(h)	400
Capital lease obligations, net of current	40	—	—	—		—		40
Deferred underwriting compensation	—	900	—	(900	)(a)	—		—

	69,356	1,100	5,792	37,100		5,036		118,384

Commitments and Contingencies
Common stock subject to possible redemption, 5,520,000 shares	—	56,304	—	(56,304	)(f)	—		—
Stockholders’ equity
Preferred stock Common stock $.0001 par value	—	—	—	—		—		—

	Historical			Assuming Maximum Redemptions
(amounts in thousands)	IDE Company Holdings	Empeiria Acquisition Corporation	Rigworks	Pro Forma Adjustments (IDE, including reclassification)		Pro Forma Adjustments (RWI)		Pro Forma Combined
Common stock, $.001 par value	—	—	—	—		—		—
Common stock, $1 par value	—	—	1	—		(1	)(g)	—
Retained earnings	—	—	8,362	—		(8,362	)(g)	—
Additional paid in capital	—	5,039	1,040	(19,680	)(f)	4,060	(g)	(9,541)
Accumulated deficit	(4,738)	(944)	—	(3,820	)(f)	—		(9,502)

	(4,738)	4,095	9,403	(23,500)		(4,303)		(19,043)

Total Liabilities and Stockholders’ Equity	64,618	61,499	15,195	(42,704)		733		99,341

Empeiria Acquisition Corporation

Unaudited Pro Forma Condensed Combined Statement of Operations

For Nine Months Ended September 30, 2012

(in thousands, except per share data)

	Historical			Assuming Maximum Redemptions
(amounts in thousands, except per share)	IDE Company Holdings	Empeiria Acquisition Corporation	Rigworks	Pro Forma Adjustments (IDE, including reclassification)		Pro Forma Adjustments (RWI)		Pro Forma Combined
Revenue
Products	185,416	—	21,120	—		—		206,536
Services	52,955	—	3,320	—		—		56,275

	238,971	—	24,440	—		—		262,811

Cost of Goods Sold and Services
Products	177,307	—	20,038	—		—		197,345
Services	34,479	—	592	—		—		35,071

Total Costs of Goods Sold and Services	211,786	—	20,630	—		—		232,416

Gross Profit	26,585	—	3,810	—		—		30,395

Selling, general and administrative expense	22,529	630	2,076	—		—		25,235
Depreciation and amortization expense	1,370	—	17	—		506	(j)	1,893

	23,899	630	2,093	—		506		27,128

Income (Loss) from Operations	2,686	(630)	1,717	—		(506)		3,267

Other (Expense) Income
Interest expense	(742)	—	(2)	(3,705	)(m)	—		(4,449)
Interest income	—	33	18	(33	)(l)	—		18
Other (expense) income	153	—	6	—		—		159

Income (Loss) Before Income Taxes	2,097	(597)	1,739	(3,738)		(506)		(1,005)

Income taxes (benefit)
Current	62	—	508	(1,308	)(n)	—		(738)
Deferred	825	—	(43)	—		(177	)(n)	605

Net Income (Loss)	1,210	(597)	1,274	(2,430)		(329)		(872)

Earnings per Common Share
Basic		$(0.07)						$(0.10)
Diluted		$(0.07)						$(0.10)
Weighted Average Common Shares Outstanding
Basic		8,520,000					(o)	8,450,135
Diluted		8,520,000					(o)	8,450,135

Empeiria Acquisition Corporation

Unaudited Pro Forma Condensed Combined Statement of Operations

For Year Ended December 31, 2011

(in thousands, except per share data)

	Historical			Assuming Maximum Redemptions
(amounts in thousands, except per share)	IDE Company Holdings	Empeiria Acquisition Corporation	Rigworks	Pro Forma Adjustments (IDE, including reclassification)		Pro Forma Adjustments (RWI)		Pro Forma Combined
Revenue
Products	93,397	—	22,596	—		—		115,993
Services	70,223	—	1,493	—		—		71,716

Total Revenue	163,620	—	24,089	—		—		187,709

Cost of Goods Sold and Services
Products	85,651	—	16,634	—		2,403	(j)	104,688
Services	49,445	—	855	—		—		50,300

Total Costs of Goods Sold and Services	135,096	—	17,489	—		2,403		154,988

Gross Profit	28,524	—	6,600	—		(2,403)		32,721

Selling, general and administrative expense	19,862	349	3,239	—		—		23,450
Depreciation and amortization expense	1,245	—	22	—		675	(k)	1,942

	21,107	349	3,261	—		675		25,392

Income from Operations	7,417	(349)	3,339	—		(3,078)		7,329

Other Income (Expense)
Interest expense	(3,695)	—	(3)	(4,940	)(m)	—		(8,638)
Interest income	105	1	16	(1	)(l)	—		121
Other expense	51	—	3	—		—		54

Income (Loss) Before Income Taxes	3,878	(348)	3,355	(4,941)		(3,078)		(1,134)

Income tax benefit (expense)
Current	(92)	—	(326)	1,730	(n)	—		1,312
Deferred	(1,644)	—	—	—		1,077	(n)	(567)

Net Income	2,142	(348)	3,029	(3,211)		(2,001)		(389)

Earnings per Common Share
Basic		$(0.06)						$(0.07)
Diluted		$(0.06)						$(0.07)
Weighted Average Common Shares Outstanding
Basic		5,917,126					(o)	5,847,261
Diluted		5,917,126					(o)	5,847,261

Adjustments to the Unaudited Pro Forma Condensed Consolidated Financial Statements

As of September 30, 2012

(ASSUMING MAXIMUM ALLOWABLE TENDER OF COMMON STOCK)

(in thousands, except share and per share data)

This presentation assumes that EAC stockholders will seek to redeem their shares for a pro rata share of the trust account whereby not more than 92% of the Common Shares are redeemed after giving effect to the Redemption but prior to the payment of expenses and certain other amounts.

The merger with IDE has been reflected as a recapitalization of IDE, as IDE will be deemed the accounting acquirer of EAC at close. IDE will be considered the accounting acquirer of EAC because, after execution of the Merger, IDE stockholders will hold 61.8% of the voting interests in EAC based on the maximum redemption of Common Shares, IDE’s CEO and current principal stockholder will alone hold 39.5% of the voting interests in EAC, IDE is the operating entity, and IDE’s CEO and certain other members of IDE management may continue on after the transaction. These factors would outweigh the fact that EAC’s Sponsor will have nominated for election 3 of the 6 directors of the EAC board of directors in the accounting acquirer analysis. The merger with RWI will be accounted for as a business combination with EAC being the accounting acquirer.

These pro forma financial statements, reflecting maximum redemption by the common redeemable stockholders, include estimated pro forma adjustments for the preliminary estimates of fair value of the tangible and intangible assets acquired and liabilities assumed of RWI. The allocation of the purchase consideration is preliminary pending finalization of various estimates and analyses. Since these pro forma financial statements have been prepared based on preliminary estimates of purchase consideration and fair values attributable to the assets acquired and liabilities assumed, the actual amounts eventually recorded for the acquisition could differ materially from the information presented.

The historical financial statements of operations of RWI are incorporated to conform to that of EAC as RWI has a fiscal year-end of June 30 whereas EAC has a fiscal year end of December 31. The historical statement of operations of RWI for the annual period ended December 31, 2011 was derived by adding the six months ended June 30, 2011 to the six months ended December 31, 2011. The historical statement of operations of RWI for the interim period ended September 30, 2012 was derived by adding the six months ended June 30, 2012 to RWI’s quarter ended September 30, 2012 historical statement of operations.

Purchase accounting adjustments for RWI acquisition

The allocation in these unaudited pro forma condensed financial statements is based upon an estimated purchase price of approximately $27,577 for RWI. The estimated purchase price is calculated as follows (dollars in thousands):

Estimated Fair Value of 500,000 Empeiria shares issued	$5,100
Cash consideration	22,077
Contingent cash consideration	400

Purchase price	$27,577

(Less fair value of net assets acquired)	18,013

Goodwill	$9,564

Pro Forma Adjustments:

(a) Cash and cash equivalents

The following table outlines the adjustments to cash and cash equivalents of EAC and IDE along with cash equivalents held in trust of EAC assuming a maximum redemption of shares held by the EAC Common Stockholders (dollars in thousands).

Cash and cash equivalents — IDE	$1,924
Cash and cash equivalents — RWI	1,510
Cash equivalents held in trust	61,235
Cash and cash equivalents — EAC	244
Cash from new debt incurred	38,000

Sources of Cash	102,913
Cash purchase price paid for IDE	(20,000)
Cash purchase price paid for RWI	(22,077)
Cash used to redeem EAC Public Stockholders shares	(56,304)
Cash used to pay estimated transaction fees and expenses	(3,500)
Underwriter fees paid by Empeiria to PrinceRidge at closing	(900)
Uses of Cash	(102,781)

Pro Forma	$132

(b) Inventory

Represents the adjustment of RWI’s inventory to estimated fair value.

(c) Intangible assets

Represents the adjustment to record the preliminary estimated fair market value of intangibles related to the transactions. The intangibles primarily consist of trademarks, technology and customer relationships. Those intangibles with definite lives will be amortized on a straight-line basis over estimated useful lives ranging from 10 to 15 years, subject to the completion of the purchase price allocation. The following is a summary of the estimated fair values of intangible assets and related useful lives (dollars in thousands):

	RWI Fair Market Value	Estimated Useful Life
Customer related	$7,951	15
Trade Names	1,446	Indefinite
Technology	1,446	10

	$10,843

(d) Goodwill

Represents the excess of the preliminary estimated purchase price over the estimated fair value of the identifiable net assets acquired. Goodwill will be subject to annual impairment testing on a go forward basis. If goodwill is deemed to be impaired, the amount of the impairment could be material to the results of operations and financial portion of the combined company.

(e) Deferred tax assets and deferred tax liabilities

Represents the deferred tax liabilities created due to the step-up in the book value of intangible assets and inventory.

(f) Stockholder’s Equity-IDE

Represents the effect of the following (i) EAC’s redemption of all Common Shares subject to redemption ($56,304), (ii) issuance of 4,911,135 shares with a $0.0001 par value per share of common stock, (iii) decrease to Additional paid in capital for the receipt of $20,000 cash from the trust account as a result of the Merger, (iv) $3,500 of transaction costs reflected in Accumulated deficit, and (v) the exchange of 390,000 warrants for 39,000 shares of common stock with a net impact on Stockholder’s Equity of $0 (reflects the increase to Accumulated deficit and decrease to Additional paid in capital related to $320 estimated excess fair value of shares issued over estimated fair value of warrants exchanged).

The effect of the additional contingent shares issued to IDE stockholders based on the increase in EAC stock prices and contingent cash payment based on 2013 EBITDA reflects the contingent shares and cash to be issued and paid. The shares and cash have not been earned as of the dates being presented. The contingent shares would be issued to current IDE stockholders and would be treated similarly to a stock dividend. If the contingencies are met, the future issuance of these contingent Common Shares would have a dilutive effect on the current stockholders of EAC.

(g) Stockholder’s Equity – RWI

Represents the effect of the following (i)) issuance of 500,000 shares with a $0.0001 par value per share ($5,100 estimated fair value) of common stock, and (ii) the elimination of RWI’s equity accounts ($8,362 of RWI Retained Earnings and $1,040 of RWI Additional paid in capital).

(h) Contingent consideration

Represents the adjustment to record management’s estimate of the fair value of contingent cash consideration related to the 2013 EBITDA of RWI.

(i) Long-term debt

At closing, IDE is expected to obtain an additional $38,000 in mezzanine and/or subordinated debt financing that will be assumed by EAC. The new debt is necessary to complete the transaction under the maximum tender scenario. The Pro Forma Balance Sheet includes pro forma adjustments to reflect the additional debt with adjustments to cash and long term debt. The Pro Forma Statements of Operations includes pro forma adjustments to reflect the increase in interest expense of $3,705 and $4,940 for the nine months ended September 30, 2012 and the year ended December 31, 2011, respectively, consisting of interest expense on the new debt issuance described above. The effect of a 0.125% change in interest rate would result in an annual change in the interest expense adjustment of approximately $48.

(j) Cost of goods sold and services

Represents the incremental adjustment to cost of goods sold and services as a result of the estimated fair value adjustment to inventory. The entire amount of this increase to inventory is expected to be recognized within cost of goods sold and services.

(k) Depreciation and amortization expense

Represents the incremental adjustment to depreciation and amortization expense as a result of the estimated fair value adjustments to intangible assets. EAC expects to amortize the estimated fair value of intangibles with definite lives on a straight-line basis over estimated useful lives that will range from 10 to 15 years, subject to the completion of the purchase price allocation for RWI.

(l) Interest income

Reflects the reduction of interest income related to the release of restricted cash from the trust account in order to execute the Merger.

(m) Interest expense

Reflects the increase in interest expense of $3,705 and $4,940 for the nine months ended September 30, 2012 and the year ended December 31, 2011, respectively, consisting of interest expense on new debt of $38,000. An interest rate of 13% was used to calculate the pro forma interest expense on the new debt.

(n) Income taxes – current and deferred

A statutory income tax rate of approximately 35% is applied to EAC’s income. Management believes they will generate future taxable income and have reflected the tax benefit of the loss herein.

(o) Weighted average shares

Pro forma basic weighted average shares reflects Common Shares outstanding after the Merger.

Weighted average shares include the following (i) 8,520,000 Empeiria shares outstanding prior to the Transactions, (ii) 5,520,000 Empeiria shares repurchased through redemption by holders of Common Stock, (iii) 39,000 shares issued in exchange for 390,000 warrants, (iv) 4,911,135 shares (including 750,000 shares held in escrow) issued as consideration for the Merger of Empeiria and IDE, (v) 500,000 shares issued as consideration for the Merger of Empeiria and RWI.

MANAGEMENT OF EAC FOLLOWING THE TRANSACTION

Directors and Executive Officers

Pursuant to the terms of the Merger Agreement, EAC and IDE agreed that, following the Merger, EAC’s board of directors will consist of six directors. The board will consist of two classes of directors, with Class I, with terms expiring at the 2013 annual meeting, consisting of Mr. Dodson and the two new independent directors appointed by EAC and IDE pursuant to the Voting Agreement and Class II, with terms expiring at the 2014 annual meeting, consisting of Messrs. Menkes, Mills and Cope. See “Related Agreements — Voting Agreement.”

Immediately following the consummation of the Merger, EAC’s directors and executive officers are expected to be as follows:

Name	Age	Position With IDE Following the Transaction
Stephen Cope	60	Chief Executive Officer and Director
Richard Dodson	60	President, Chief Operating Officer and Director
Michael Dion	55	Chief Financial Officer
Anthony Beebe	41	Managing Director of Operations
James N. Mills	75	Chairman of the Board
Alan B. Menkes	53	Director

Biographies of Directors and Executive Officers

See “Management of IDE” for biographical information of Messrs. Cope and Dodson. See “Management of EAC” for biographical information of Messrs. Mills, Menkes and Dion.

Anthony Beebe joined the company in 2011 as the Managing Director of Operations. Mr. Beebe came from ExxonMobil where he held positions as a Subject Matter Expert on drilling rigs, drilling engineer and project lead for rig upgrades. Before ExxonMobil Mr. Beebe worked in a consulting capacity and project manager building rigs for several companies. Mr. Beebe also worked as a technical advisor on drilling projects. Prior to consulting, Mr. Beebe worked at Nabors International as a Project Manager. Mr. Beebe also worked for Noble Drilling conducting Special Projects for the CFO and as Assistant Country Manager in Brazil. Mr. Beebe started his career at Transocean and held positions offshore, in engineering, projects and operations management. He has a B.S. in Mechanical Engineering from the University of Florida and an M.B.A. from Rice University. Mr. Beebe is a member of the Society of Petroleum Engineers and the International Association of Drilling Contractors.

The remaining directors who will serve on the initial board of directors of EAC following the completion of the Merger have not yet been identified, and will be appointed in accordance with the Voting Agreement.

Classes of Directors

EAC’s board of directors is divided into two classes having staggered two-year terms, such that the term of one class expires at each annual meeting of stockholders.

Committees of the Board of Directors

In accordance with our IPO prospectus, EAC will establish an audit committee and a compensation committee upon the consummation of the Merger. EAC does not currently intend to establish a nominating and corporate governance committee upon consummation of the Merger. If the Merger is consummated, the board of directors will appoint directors to the committees when EAC’s board of directors is fully reconstituted and holds its initial meeting following consummation of the Merger and will constitute such committees as set forth below.

In connection with the establishment of any such committees, EAC’s board of directors will make determinations with respect to each committee member’s independence in accordance with the NYSE Amex listing standards, or the listing standards of such other securities exchange as the board of directors determines, and SEC rules and regulations, as applicable, and each committee will adopt a committee charter. EAC intends to post committee charters adopted by its committees on its website at www.IDE-RIG.com.

Audit Committee

The Audit Committee will be at all times composed of directors who are “financially literate,” meaning they are able to read and understand fundamental financial statements, including EAC’s balance sheet, income statement and cash flow statement. In addition, the Audit Committee will have at least one member who qualifies as an “audit committee financial expert” as defined in rules and regulations of the SEC. Immediately following the consummation of the Merger, EAC’s board of directors will also make determinations regarding the financial literacy and financial expertise of each member of the Audit Committee in accordance with the NYSE Amex listing standards and SEC rules.

The principal duties and responsibilities of EAC’s Audit Committee will be to engage EAC’s independent auditors, oversee the quality and integrity of EAC’s financial reporting and the audit of EAC’s financial statements by its independent auditors and in fulfilling its obligations, EAC’s Audit Committee will review with EAC’s management and independent auditors the scope and result of the annual audit, the auditors’ independence and EAC’s accounting policies.

The Audit Committee will be required to report regularly to EAC’s board of directors to discuss any issues that arise with respect to the quality or integrity of EAC’s financial statements, its compliance with legal or regulatory requirements, the performance and independence of EAC’s independent auditors, or the performance of the internal audit function.

Compensation Committee

The Compensation Committee will, among other functions, oversee the compensation of EAC’s chief executive officer and other executive officers and senior management, including plans and programs relating to cash compensation, incentive compensation, equity-based awards and other benefits and perquisites and administer any such plans or programs as required by the terms thereof.

Compensation Committee Interlocks and Insider Participation

EAC will disclose which, if any, members appointed to the Compensation Committee have had any relationships with EAC of the type required to be disclosed by Item 404 of Regulation S-K of the SEC rules and regulations following consummation of the Merger and reconstituting the board of directors. None of the individuals who will be an executive officer of EAC following the consummation of the Merger has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who will serve on EAC’s board of directors immediately following the Merger.

Code of Conduct and Ethics

EAC has adopted a code of conduct and ethics applicable to its executive officers, directors and employees, its subsidiaries and its controlled affiliates in accordance with applicable federal securities laws. Following the consummation of the Merger, EAC intends to post its code of ethics on its website at www.IDE-RIG.com and to post any amendments to or any waivers from a provision of its code of ethics on such website.

Director Compensation

EAC is currently evaluating the compensation that EAC will provide for its directors and will determine that compensation following consummation of the Merger.

Executive Compensation

EAC is currently reevaluating the executive compensation structures and systems that EAC will provide for its named executive officers. The board of directors is considering instituting equity awards under a long term incentive plan, benchmarking compensation through the use of surveys and potentially the services of an outside consultant, and establishing cash and bonus programs that base awards on market data and performance goals, with attention to encouraging long-term sustained performance.

EAC’s executive compensation program is expected to include the following elements:

•	base salary;

•	short-term incentives;

•	long-term incentive plan awards;

•	retirement benefits; and

•	other benefits and perquisites.

EAC’s board of directors has not yet committed to the means by which it will determine competitive rates of annual base salary in the market, which means might include executive officer and director input, input from a compensation consultant and third-party information. EAC has not yet determined a specific formula for allocating total compensation between current and long-term compensation or between cash and non-cash compensation. However, EAC does intend to vary the mix of EAC’s executive officers’ compensation elements based on competitive practices and their relative management level to recognize each individual’s operating responsibilities and reward his or her ability to impact short- and long-term results.

Elements of Executive Compensation

EAC expects to pay its executive officers the following compensation:

Base Salary. EAC expects to pay base salaries in order to attract executive officers and provide a basic level of financial security. EAC intends to establish base salaries for EAC’s executives based on the scope of their responsibilities, taking into account competitive market compensation paid by other companies for similar positions. Base salaries are expected to be reviewed (i) at the time of renewal of an executive’s employment agreement, or (ii) annually, with adjustments based on the individual’s responsibilities, performance and experience during the year.

Short-Term Incentives. EAC’s board of directors expects to adopt a formal process for determining and awarding discretionary and performance-based annual bonuses.

EAC’s board of directors intends to utilize annual incentive bonuses to reward officers and other employees for achieving financial and operational goals and for achieving individual annual performance objectives. These objectives will vary depending on the individual executive and employee, but are expected to relate generally to revenue, gross margin, cash flow and EBITDA and may include strategic factors including maintenance of key strategic relationships and development of new products or services.

Long-Term Incentive Program. EAC is examining establishing, upon the consummation of the Merger and subject to shareholder approval, an equity awards program for officers, directors and key employees of IDE pursuant to which EAC would reserve up to 10% of its common stock for the making of such awards.

Retirement Benefits. EAC intends to continue to provide employees with the ability to contribute to a 401(k) retirement plan.

Other Benefits and Perquisites. Consistent with EAC’s compensation philosophy, EAC intends to continue to maintain its current benefits for EAC’s executive officers, including medical, dental, vision and life and disability insurance coverage, and to provide certain limited perquisites to executive officers. In addition, subject to availability, it is expected that Mr. Cope will be permitted to use corporate aircraft services for limited personal use consistent with the expense policy EAC intends to implement, as described below, with no gross-up for taxes incurred in connection with any non-business, personal use. EAC’s board of directors will retain the discretion to revise, amend or add to EAC’s executive officer benefits if it deems it advisable.

Other Compensation Considerations

Recoupment of Incentive Payments

EAC does not have a formal policy regarding adjusting or recovering discretionary or performance-based bonuses or long-term incentive plan awards or payments if the relevant performance metrics upon which such awards or payments are based are later restated or otherwise adjusted in a manner that reduces the actual size of the award or payment. EAC will consider making such adjustments on a case-by-case basis if any such situation arises.

General Tax Deductibility of Executive Compensation

EAC intends to structure its compensation program to comply with Internal Revenue Code Section 162(m). Under Internal Revenue Code Section 162(m), a limitation is placed on tax deductions of any publicly-held corporation for individual compensation to certain executives of such corporation exceeding $1,000,000 in any taxable year, unless the compensation is performance-based. EAC intends for its board of directors and compensation committee to generally manage its incentive programs to qualify for the performance-based exemption. EAC’s board of directors also reserves the right to provide compensation that does not meet the exemption criteria if, in its sole discretion, it determines that doing so advances EAC’s business objectives.

Travel and Expense Reimbursement Policy

EAC’s board of directors intends to adopt a travel and expense reimbursement policy upon the consummation of the Merger. While the terms and conditions of the policy have not been determined, it is expected that the policy will provide for reimbursement of expenses upon terms and conditions generally consistent with market practices.

Employment Agreements

In connection with its execution of the Merger Agreement, IDE entered into amended and restated employment agreements with Messrs. Cope, Beebe and Storm, and an employment agreement with Mr. Dodson, each of which will become effective upon the consummation of the Merger. The material terms and conditions of those agreements are generally as follows:

Mr. Cope will be employed as the Chief Executive Officer of IDE, Mr. Beebe will be the Managing Director of Operations of IDE, Mr. Dodson will be the President of IDE, and Mr. Storm will be the Vice President of Finance of IDE. Per their terms, these employment agreements may be assigned to EAC, and it is anticipated that IDE will assign the agreements to EAC following the Merger, at which time Mr. Cope would become the Chief Executive Officer of EAC, Mr. Beebe would become Managing Director of Operations of EAC, Mr. Dodson would become the President of EAC, and Mr. Storm would become the Vice President of Finance of EAC. The agreements are for an initial term of three years (one year for Mr. Storm), with automatic annual one-year renewals thereafter unless a written notice of nonrenewal is provided by either party in accordance with the terms of the agreement.

Under these employment agreements, Mr. Cope’s base salary will be $600,000 and his target annual bonus will be 100% of base salary, with guaranteed bonuses of $300,000 for each of 2013, 2014 and 2015. Mr. Beebe’s base salary will be $250,000 and his target annual bonus will be 75% of base salary, Mr. Dodson’s base salary will be $285,000 and his target annual bonus will be 100% of base salary, and Mr. Storm’s base salary will be $273,000 and his target annual bonus will be 75% of base salary. All annual bonuses pursuant to these agreements will be subject to the formal bonus process and performance objectives described above in “Management of EAC Following the Transaction — Short-Term Incentives.”

In the discretion of EAC’s board of directors, and subject to the board’s subjective assessment of each executive’s individual performance and overall corporate performance, each executive will also be eligible to receive an award of options to purchase EAC shares following consummation of the Merger. Any such options are expected to vest ratably over a four year period and to be restricted from being exercised until the closing price of EAC’s common stock exceeds $12 for any 20 trading days within a 30-trading day period. Notwithstanding the foregoing, it is expected that any options granted would vest fully and be exercisable upon a change-in-control of EAC.

Each executive will be entitled to four weeks of paid vacation per year under these employment agreements, and each executive will be eligible to participate in company-sponsored major medical, dental, vision, life insurance, 401(k) and other employee welfare benefit plans. The executives will be reimbursed for reasonable and necessary business expenses in accordance with the terms of EAC’s applicable travel and expense policy.

Subject in part to the applicable executive’s execution and non-revocation of a release of claims against the company, upon a termination by IDE without “cause” or a resignation by the executive for “good reason”, the executive will be entitled to the following severance payments and benefits: (i) for Mr. Cope, 200% base salary, 200% target annual bonus, and cash payment equal to 24 months of company COBRA costs, payable in a lump sum, along with accelerated vesting of certain equity awards; (ii) for Mr. Beebe, 150% base salary, paid over 18 months, and 150% target annual bonus and cash payment equal to 18 months of company COBRA costs, payable in a lump sum, along with accelerated vesting of certain equity awards; (iii) for Mr. Dodson, 200% base salary, 200% target annual bonus, and cash payment equal to 24 months of company COBRA costs, payable in a lump sum, along with accelerated vesting of certain equity awards; and (iv) for Mr. Storm, 100% base salary, 100% target annual bonus, and cash payment equal to 12 months of company COBRA costs, payable in a lump sum, along with vesting of certain equity awards. “Cause” is generally defined to include a material breach of the employment agreement, a willful failure to perform the executive’s duties, misconduct materially injurious to IDE, EAC or any of their affiliates, conviction of a felony, gross negligence, fraud or violation of securities laws, alcohol or drug use which continually affects work performance, or a material violation of IDE’s policies. “Good reason” is generally defined to include a material diminution in the executive’s base salary or target annual bonus, a material diminution in the executive’s authorities, duties, responsibilities or corporate role, a relocation of more than 50 miles, a material breach by IDE of the employment agreement or, for Mr. Cope only, certain other agreements, leases and contracts with IDE and, for Mr. Cope only, the occurrence of a change-in-control of EAC after the consummation of the Merger.

Pursuant to the terms of the agreements, each executive agrees to maintain the confidentiality of the company group’s proprietary information. Each executive also agrees not to compete with the company group and not to solicit employees of the company group during employment and for a period of two years thereafter for Mr. Cope and one year thereafter for Messrs. Beebe, Storm, and Dodson.

In addition, EAC intends to enter into an employment agreement with Mr. Dion, who is expected to become its Chief Financial Officer upon the consummation of the Merger. The terms of such employment agreement have not yet been determined.

BENEFICIAL OWNERSHIP OF EAC SECURITIES

The following table sets forth information known to us regarding the beneficial ownership of our Common Shares as of November 20, 2012 (pre-Merger) and immediately following the consummation of the Transaction (post-Merger) by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding Common Shares on October 18, 2012 (pre-Merger) and after the consummation of the Merger (post-Merger);

•	each of our and IDE’s current executive officers and directors;

•	each person who will become an executive officer or director upon consummation of the Merger;

•	all pre-Merger executive officers and directors as a group; and

•	all post-Merger executive officers and directors as a group.

Beneficial ownership information post-Merger is presented for two scenarios: (i) assuming that no Common Shares are tendered pursuant to the Offer, and (ii) assuming that 5,520,000 Common Shares (equal to 92% of our 6,000,000 Common Shares sold in our IPO) are tendered pursuant to the Offer.

As of November 20, 2012, there were 8,520,000 Common Shares issued and outstanding and no shares of our preferred stock issued and outstanding.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all Common Shares beneficially owned by them.

Information (pre-Merger and post-Merger) does not reflect beneficial ownership of our outstanding warrants as these warrants are not currently exercisable and we do not believe they will be exercisable within 60 days because they will not become exercisable until 30 days after the Closing of the Merger. We expect the Closing to occur after the Expiration Date of the Offer.

Information (post-Merger) assumes that (i) 390,000 Placement Warrants were exchanged for 39,000 Placement Warrant Exchange Shares, (ii) no Common Shares were issued in connection with the New Financing and (iii) none of the up to 5,250,000 Contingent Common Shares that are issuable to the current stockholders of IDE upon the satisfaction of certain stock price conditions or a change in control (other than the initial business transaction) within the five-year period following the consummation of the Merger have been issued. The Contingent Common Shares are issuable as follows: (1) 1,312,500 shares when either (a) the closing price of our Common Shares exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of the business transaction or (b) a change of control transaction occurs following the consummation of the business transaction that values our Common Shares at more than $12.00 per share; (2) an additional 1,312,500 shares when either (a) the closing price of our Common Shares exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of the business transaction or (b) a change of control transaction occurs following the consummation of the business transaction that values our Common Shares at more than $13.50 per share; (3) an additional 1,312,500 shares when either (a) the closing price of our Common Shares exceeds $15.00 for any 20 trading days within a 30-trading day period following the consummation of the business transaction or (b) a change of control transaction occurs following the consummation of the business transaction that values our Common Shares at more than $15.00 per share; and (4) an additional 1,312,500 shares when either (a) the closing price of our Common Shares exceeds $17.00 for any 20 trading days within a 30-trading day period following the consummation of the business transaction or (b) a change of control transaction occurs following the consummation of the business transaction that values our Common Shares at more than $17.00 per share. Please see “The Merger Agreement – Merger Consideration to be Delivered” for more information regarding the Contingent Common Shares.

	Pre-Merger			Post-Merger
				Assuming No Shares Redeemed				Assuming 5,520,000 Shares Redeemed
	Number of Shares Beneficially Owned		Approximate Percentage of Outstanding Shares	Number of Shares Beneficially Owned			Approximate Percentage of Outstanding Shares	Number of Shares Beneficially Owned			Approximate Percentage of Outstanding Shares
Name and address of beneficial owners
Empeiria Investors LLC (Sponsor) (1)(2)	1,987,500		23.3%	2,026,500	(15)		15.7%	2,026,500	(15)		25.5%
Alan B. Menkes (1)(2)	2,171,212	(3)	25.5%	2,210,212	(3	)(15)	17.1%	2,210,212	(3	)(15)	27.8%
Keith E. Oster (1)(2)	2,059,388	(4)	24.2%	2,098,388	(4	)(15)	16.3%	2,098,388	(4	)(15)	26.4%
Joseph Fong (1)(2)	2,021,048	(5)	23.7%	2,060,048	(5	)(15)	16.0%	2,060,048	(5	)(15)	25.9%
Michael Dion (1)	154,425	(6)	1.8%	154,425	(6)		1.2%	154,425	(6)		1.9%
James N. Mills (1)	70,290	(7)	*	70,290	(7)		*	70,290	(7)		*
Barry Brigman (1)	9,585	(8)	*	9,585	(8)		*	9,585	(8)		*

Stephen Cope	—		—	2,778,783	(16	)(17)(18)	21.5%	3,137,670	(17	)(18)(20)	39.5%
Eric Storm	—		—	417,059	(16	)(18)	3.2%	470,923	(18	)(20)	5.9%
Richard Dodson	—		—	241,633	(16	)(18)	1.9%	272,841	(18	)(20)	3.4%
Anthony Beebe	—		—	—			—	—			—

Wexford Capital LP	1,000,000	(9)	11.7%	1,000,000	(9)		7.7%	80,000	(9	)(21)	1.0%
AQR Capital Management, LLC	816,000	(10)	9.6%	816,000	(10)		6.3%	65,280	(10	)(21)	*
Bulldog Investors	681,184	(11)	8.0%	681,184	(11)		5.3%	54,495	(11	)(21)	*
Polar Securities	650,000	(12)	7.6%	650,000	(12)		5.0%	52,000	(12	)(21)	*
Fir Tree Value Master Fund, L.P.	480,000	(13)	5.6%	480,000	(13)		3.7%	38,400	(13	)(21)	*

All pre-transaction directors and executive officers as a group (6 persons) (2)	2,510,948	(14)	29.5%	2,549,948	(14	)(15)	19.8%	2,549,948	(14	)(15)	32.1%
All post-transaction directors and executive officers as a group (6 persons)				5,455,344	(19)		42.3%	5,845,438	(19)		73.5%

*	Less than 1 percent.
(1)	The business address of each of these beneficial owners is 142 W. 57th Street, 12th Floor, New York, NY 10019.
(2)	Messrs. Menkes, Oster and Fong are managing members of Empeiria Investors LLC, our Sponsor, and have joint voting and dispositive power over our Sponsor. As a result, Messrs. Menkes, Oster and Fong may be deemed beneficial owners of 100% of the Common Shares held by our Sponsor. However, each of Messrs. Menkes, Oster and Fong disclaims beneficial ownership over Common Shares held by our Sponsor except to the extent of his pecuniary interest therein. Shares held by our Sponsor include 390,000 Common Shares resulting from the sale by the Company to our Sponsor of 390,000 Placement Units and 1,597,500 Common Shares of which 20% will be released from transfer restrictions upon the date of each of the following events (the “Restriction Lapse Events”) (i) upon consummation of the Merger, (ii) when the closing price of our Common Shares exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of the Merger, (iii) when the closing price of our Common Shares exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of the Merger, (iv) when the closing price of our Common Shares exceeds $15.00 for any 20 trading days within a 30-trading day period following the consummation of the Merger and (v) when the closing price of our Common Shares exceeds $17.00 for any 20 trading days within a 30-trading day period following the consummation of the Merger or earlier, in any case, if, following the Merger, we engage in a subsequent transaction (1) resulting in our stockholders having the right to exchange their shares for cash or other securities or (2) involving a merger or other change in the majority of our board of directors or management team in which the company is the surviving entity. With respect to any shares released from transfer restrictions, our Sponsor is required to distribute them to its members within 60 days of such release.

(3)	Amount includes 1,987,500 Common Shares beneficially owned by Mr. Menkes indirectly through the Sponsor (by virtue of him being a managing member of the Sponsor) and 183,712 Common Shares owned by him directly, as a result of a transfer made by our Sponsor to Mr. Menkes as of May 2, 2011. The shares owned by Mr. Menkes directly are subject to transfer restrictions that will lapse upon the occurrence of the Restriction Lapse Events.
(4)	Amount includes 1,987,500 Common Shares beneficially owned by Mr. Oster indirectly through the Sponsor (by virtue of him being a managing member of the Sponsor) and 71,888 Common Shares beneficially owned by Mr. Oster directly, as a result of a transfer made by our Sponsor to Mr. Oster as of May 2, 2011. The shares owned by Mr. Oster directly are subject to transfer restrictions that will lapse upon the occurrence of the Restriction Lapse Events.
(5)	Amount includes 1,987,500 Common Shares beneficially owned indirectly by Mr. Fong through the Sponsor (by virtue of him being a managing member of the Sponsor), 23,494 Common Shares held by Stonehenge Investments, LLC, an entity that is solely owned by a Roth IRA account of which Mr. Fong is the sole participant, and 10,054 Common Shares beneficially owned by Mr. Fong directly. The 33,548 Common Shares held by Stonehenge Investments, LLC and owned by Mr. Fong directly are as a result of transfers made by our Sponsor to Stonehenge Investments, LLC and Mr. Fong as of May 2, 2011. The shares held by Stonehenge Investments, LLC and owned by Mr. Fong directly are subject to transfer restrictions that will lapse upon the occurrence of the Restriction Lapse Events.
(6)	Amount includes 154,425 Common Shares beneficially owned by Mr. Dion indirectly through his membership interest in NMD Retirement LLC, an entity that is solely owned by a Roth IRA account of which Mr. Dion is the sole participant, as a result of a transfer made by our Sponsor to NMD Retirement LLC as of May 2, 2011. The shares held by NMD Retirement LLC directly are subject to transfer restrictions that will lapse upon the occurrence of the Restriction Lapse Events.
(7)	Amount includes 70,290 Common Shares beneficially owned by Mr. Mills directly, as a result of a transfer made by our Sponsor to Mr. Mills as of May 2, 2011. The shares owned by Mr. Mills directly are subject to transfer restrictions that will lapse upon the occurrence of the Restriction Lapse Events.
(8)	Amount includes 9,585 Common Shares beneficially owned by Mr. Brigman directly, as a result of a transfer made by our Sponsor to Mr. Brigman as of May 2, 2011. The shares owned by Mr. Brigman directly are subject to transfer restrictions that will lapse upon the occurrence of the Restriction Lapse Events.
(9)	According to a Schedule 13G filed with the SEC on June 24, 2011, Wexford Capital LP (“Wexford Capital”) is the sub-advisor to Wexford Catalyst Trading Limited and Wexford Spectrum Trading Limited (together, the “Wexford Entities”) and by reason of its status as such may be deemed to beneficially own the interest in the securities of which the Wexford Entities possess beneficial ownership. Wexford GP LLC (“Wex GP”) is the general partner of Wexford Capital and by reason of its status as such may be deemed to beneficially own the interest in the securities of which the Wexford Entities possess beneficial ownership. Each of Charles E. Davidson (“Davidson”) and Joseph M. Jacobs (“Jacobs”) may, by reason of his status as a controlling person of Wex GP, be deemed to beneficially own the interests in the securities of which the Wexford Entities possess beneficial ownership. Each of Wexford Capital, Wex GP, Davidson and Jacobs disclaims beneficial ownership of the securities owned by the Wexford Entities and this report shall not be deemed as an admission that they are the beneficial owners of such securities except, in the case of Davidson and Jacobs, to the extent of their interests in each member of the Wexford Entities. Wexford Capital has shared voting and dispositive power over 1,000,000 Common Shares. Wex GP has shared voting and dispositive power over 1,000,000 of our shares; Wexford Spectrum Trading Limited has shared voting and dispositive power over 750,000 of our shares; Wexford Catalyst Trading Limited has shared voting and dispositive power over 250,000 of our shares; Davidson has shared voting and dispositive power over 1,000,000 of our shares; and Jacobs has shared voting and dispositive power over our shares. The address of each of these reporting persons is c/o Wexford Capital LP, 411 West Putnam Avenue, Greenwich, Connecticut 06830.

(10)	Based on information contained in Schedule 13G filed on February 14, 2012, AQR Capital Management, LLC (“AQR”) serves as the investment manager to the AQR Diversified Arbitrage Fund, an open-end registered investment company, which holds 8.0% of the total Common Shares reported by AQR. AQR has sole voting and dispositive power with respect to 816,000 Common Shares. AQR’s address is Two Greenwich Plaza, 3rd Floor, Greenwich, CT 06830.
(11)	Based on information contained in Schedule 13G/A filed on February 14, 2012 by the following persons: Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos. Phillip Goldstein and Andrew Dakos are principals of Bulldog Investors. Bulldog Investors has sole voting power with respect to 514,102 Common Shares, sole dispositive power with respect to 681,184 Common Shares and shared voting power with respect to 167,082 Common Shares. The address of Bulldog Investors, Brooklyn Capital Management, Philip Goldstein and Andrew Dakos is Park 80 West, 250 Pehle Ave. Suite 708, Saddle Brook, NJ 07663.
(12)	Based on information contained in Schedule 13G filed by the following persons on July 1, 2011, the amount represents Common Shares beneficially owned by North Pole Capital Master Fund (“North Pole”) and Polar Securities Inc. (“Polar Securities”), with respect to the Common Shares directly held by North Pole over which North Pole and Polar Securities have joint voting and dispositive power. The address of North Pole and Polar Securities is 372 Bay Street, 21st floor, Toronto, Ontario M5H 2W9, Canada.
(13)	According to a Schedule 13G filed with the SEC on June 24, 2011 on behalf of Fir Tree Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Value”), Fir Tree Capital Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Capital”) and Fir Tree, Inc., a New York corporation (“Fir Tree”). Fir Tree Value is the beneficial owner of 480,000 Common Shares as a result of being the investment manager of each of Fir Tree Value and Fir Tree Capital. Fir Tree Value is the beneficial owner of 408,930 Common Shares and Fir Tree Capital is the beneficial owner of 71,070 Common Shares. Fir Tree has shared voting and dispositive power with respect to 480,000 Common Shares, Fir Tree Value has shared voting and dispositive power with respect to 408,930 Common Shares and Fir Tree Capital has shared voting and dispositive power with respect to 71,070 Common Shares. The business address of Fir Tree Value and Fir Tree Capital is c/o Citco Fund Services (Cayman Islands) Limited, 89 Nexus Way, Camana Bay Box 31106, Grand Cayman KY1-1205, Cayman Islands and the business address of Fir Tree is 505 Fifth Avenue 23rd Floor, New York, New York 10017.
(14)	Amount includes 523,448 Common Shares beneficially owned by our officers and directors as a result of transfers made by our Sponsor to our officers and directors, Stonehenge Investments, LLC and NMD Retirement LLC as of May 2, 2011.
(15)	Gives effect to the exchange by our Sponsor of all 390,000 of its Placement Warrants for 39,000 Placement Warrant Exchange Shares. See “Related Agreements — Placement Warrant Exchange Agreement.”
(16)	Assumes that 4,349,400 Common Shares (including Holdback Shares) are issued to the current stockholders of IDE as Share Consideration upon the consummation of the Merger. This assumption is based on amounts of IDE indebtedness, cash and net working capital on IDE’s consolidated balance sheet as of September 30, 2012, and a Cash Consideration of approximately $25.6 million (which amount includes approximately $5.6 million of Contingent Cash Consideration as a result of the Trust Account balance at closing exceeding $50.0 million by approximately $11.2 million assuming no redemptions; the Contingent Cash Consideration reduces the number of Common Shares issued by 561,735). See “The Merger Agreement – Merger Consideration” regarding the Contingent Cash Consideration. This does not include Contingent Common Shares that are issuable to the current stockholders of IDE upon the satisfaction of certain stock price conditions. See “The Merger Agreement – Merger Consideration to be Delivered” for more information regarding the Contingent Common Shares.
(17)	Amount includes shares directly owned by Mr. Cope, shares indirectly owned by Mr. Cope attributable to Kelly P. Cope, Stephen L. Cope, Vicki L. Cope and Lauren A. Little and by SDC Management, LLC, a Texas limited liability company, which is solely owned by Mr. Cope.
(18)	The business address of each of these beneficial owners is c/o Integrated Drilling Equipment Company Holdings Inc., 25311 I-45 North, Woodpark Business Center, Bldg. 6, Spring, Texas 77380.

(19)	The post-Merger directors and executive officers group includes: Stephen Cope, Richard Dodson, Michael Dion, Anthony Beebe, Alan B. Menkes, and James N. Mills.
(20)	Assumes that 4,911,135 Common Shares (including Holdback Shares) are issued to the current stockholders of IDE as Share Consideration upon the consummation of the Merger. This assumption is based on amounts of IDE indebtedness, cash and net working capital on IDE’s consolidated balance sheet as of September 30, 2012, and a Cash Consideration of $20.0 million. This does not reflect the Contingent Common Shares that are issuable to the current stockholders of IDE upon the satisfaction of certain stock price conditions. See “The Merger Agreement – Merger Consideration to be Delivered” for more information regarding the Contingent Common Shares.
(21)	Assumes that the stockholder tendered 92% of the Common Shares beneficially owned by such person pursuant to the Offer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

EAC Transactions

Sale of Common Shares to Sponsor, Officers and Directors

On January 24, 2011, we issued 4,000,000 Common Shares to our Sponsor, Empeiria Investors LLC, a limited liability company controlled by certain of our officers and directors, for an aggregate amount of $25,000 in cash, at a purchase price of approximately $0.00625 per share. As of May 2, 2011, our Sponsor sold, at cost, an aggregate of 1,000,000 of such initial shares to our officers and directors. On June 13, 2011, we effectuated a 0.75625-for-1 reverse split of our outstanding Common Shares, leaving our Sponsor, officers and directors with 3,025,000 initial shares. On June 15, 2011, we effectuated an approximately 0.80331-for-1 reverse split of our outstanding Common Shares, leaving our Sponsor, officers and directors with 2,430,000 initial shares. The initial shares included 300,000 shares that were forfeited when the underwriters’ in our IPO did not exercise their over-allotment option in full. The initial shares will not be released from transfer restrictions until the date (i) with respect to 20% of such shares, upon consummation of our initial business transaction, (ii) with respect to 20% of such shares, when the closing price of our Common Shares exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of our initial business transaction, (iii) with respect to 20% of such shares, when the closing price of our Common Shares exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of our initial business transaction, (iv) with respect to 20% of such shares, when the closing price of our Common Shares exceeds $15.00 for any 20 trading days within a 30-trading day period following the consummation of our initial business transaction and (v) with respect to 20% of such shares, when the closing price of our Common Shares exceeds $17.00 for any 20 trading days within a 30-trading day period following the consummation of our initial business transaction or earlier, in any case, if, following a business transaction, we engage in a subsequent transaction (1) resulting in our stockholders having the right to exchange their shares for cash or other securities or (2) involving a merger or other change in the majority of our board of directors or management team in which the company is the surviving entity.

Sale of Placement Units to Sponsor

Our Sponsor purchased 390,000 Placement Units at the price of $10.00 per unit for a purchase price of $3,900,000, in a private placement on June 15, 2011. A portion of the purchase price of the Placement Units is held in the Trust Account pending our completion of an initial business transaction. The Placement Warrants are identical to the warrants sold in our IPO, except that if held by the original holders or their permitted assigns, they (i) may be exercised for cash or on a cashless basis; and (ii) are not subject to being called for redemption. The placement units and its component securities will be subject to lock-up (i.e. not transferable, assignable or saleable) until 30 days after the consummation of our initial business transaction. If we do not complete an initial business transaction that meets the criteria described in the Offer, a portion of the $3,900,000 purchase price of the placement units will be included as a part of the liquidation amount payable to our public stockholders as such amounts will be held in our Trust Account and the placement warrants will expire worthless. We have agreed that we will enter into a Placement Warrant Exchange Agreement with our Sponsor for the exchange of the 390,000 Placement Warrants for an aggregate of 39,000 Common Shares (the “Placement Warrant Exchange Shares”). The privately negotiated transaction under the Placement Warrant Exchange Agreement will close no earlier than 10 business days after the expiration.

The Placement Units were sold in a private placement pursuant to Section 4(2) or Regulation D of the Securities Act and will be exempt from registration requirements under the federal securities laws. As such, the holders of the Placement Warrants included in the Placement Units will be able to exercise such Placement Warrants even if, at the time of exercise, an effective registration statement and a current prospectus relating to the Common Shares issuable upon exercise of such warrants is not available. Our Placement Units and the underlying securities will become freely tradable only after they are registered.

EAC Registration Rights Agreement

The following describes the registration rights of certain of our security holders pursuant to our Registration Rights Agreement, dated June 15, 2011, by and among EAC, Empeiria Investors LLC, a Delaware limited liability company, and the other holders party thereto (the “EAC Registration Rights Agreement”).

Demand Registration Rights

At any time and from time to time following the filing of our final prospectus in connection with our initial public offering, the parties to the EAC Registration Rights Agreement who own at least 25% of then outstanding securities that are subject to the EAC Registration Rights Agreement (the “Registrable Securities”) may make a written demand for registration (“Demand Registration”) of at least 15% of the then outstanding number of Registrable Securities. We will notify all holders of Registrable Securities of the Demand Registration and such holders will be entitled to include their Registrable Securities in the Demand Registration registration statement. We are only obligated to register securities pursuant to a Demand Registration three times.

Form S-3 Registration Rights

When we become qualified to file registration statements on Form S-3, any party which may demand registration of their securities, may request that the registration be made on Form S-3. However, we are not required to register securities if the aggregate amount to be sold to the public is less than $10,000,000.

Piggyback Registration Rights

If, at any time on or after the date we consummate an initial business transaction, we propose to file a registration statement with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity security, for our own account or for the account of stockholders of EAC, we will provide holders of Registrable Securities with the right to include their shares in the registration statement. These piggy-back registration rights are subject to certain exceptions set forth in the EAC Registration Rights Agreement.

Expenses of Registration

We will be required to bear the registration expenses, except for incremental selling expenses relating to the sale of the securities, such as underwriting commissions and discounts and brokerage fees, marketing costs and any reasonable fees and expenses of any legal counsel representing an individual holder, associated with any registration of Registrable Securities.

Termination of Registration Rights

The EAC Registration Rights Agreement will terminate ten years from the date our final prospectus was filed in connection with our initial public offering.

Indemnification of Creditors by Certain Officers

In order to protect the amounts held in the Trust Account, Alan B. Menkes, our chief executive officer, Keith E. Oster, our president, James N. Mills, our chairman of the board, and Michael Dion, our executive vice president, each have agreed to jointly and severally indemnify us for all claims of creditors to the extent that we fail to obtain waivers from vendors, service providers and prospective target businesses to the extent necessary to ensure that the amounts in the Trust Account available for distribution to our stockholders is at least $10.20 per share except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters in our IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, Messrs. Menkes, Oster, Mills and Dion will not be responsible to the extent of any liability for such third party claims. In the event that the proceeds in the Trust Account are reduced below $10.20 per share in the event we redeem our public shares for a per share pro rata portion of the Trust Account, or upon our liquidation, and Messrs. Menkes, Oster, Mills and Dion assert that they are unable to satisfy their obligations or that they have no indemnification obligations related to a particular claim, our independent directors, if any, would determine whether to take legal action against Messrs. Menkes, Oster, Mills and Dion to enforce their indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against Messrs. Menkes, Oster, Mills and Dion to enforce their indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the (i) per share redemption price or (ii) per share liquidation price will not be less than $10.20 per share.

In order to meet our working capital needs, certain of our officers and directors may, but are not obligated to, loan us funds, from time to time, or at any time, in whatever amount such officer or director deems reasonable in his or her sole discretion, may be convertible into warrants of the post business transaction entity at a price of $0.75 per warrant at the option of the lender. The warrants would be identical to the placement warrants. The holders of a majority of such warrants (or underlying shares) will be entitled to demand that we register these securities pursuant to an agreement to be entered into at the time of the loan. The holders of a majority of these securities would have certain “piggy-back” registration rights with respect to registration statements filed subsequent to such date. We will bear the expense incurred with the filing of any such registration statements. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist. However, we expect that the terms of such loans will not have any recourse against the Trust Account nor pay any interest prior to the consummation of the business transaction and be no more favorable than could be obtained by a third party.

In February 25, 2011 and March 3, 2011, our chief executive officer loaned an aggregate of $100,862 to pay a portion of our expenses related to our IPO, such as SEC filing fees, FINRA filing fees, blue sky fees and legal and accounting fees and expenses. The loans were repaid without interest upon the closing of the offering.

Services From Sponsor

We pay our Sponsor up to $5,000 per month for office space and general and administrative services, including but not limited to receptionist, secretarial and general office services. We also pay our Sponsor a management fee of $10,000 per month which is used by our Sponsor to pay our President, Keith Oster, for services. These arrangements will terminate on the earliest to occur of: (i) the consummation of our initial business transaction or (ii) December 15, 2012.

Reimbursements

We will reimburse our officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on our behalf such as identifying and investigating possible target businesses and business transactions. Reimbursable out-of-pocket expenses incurred by our officers and directors will not be repaid out of proceeds held in the Trust Account until these proceeds are released to us upon the completion of a business transaction, provided there are sufficient funds available for reimbursement after such consummation. The financial interest of such persons could influence their motivation in selecting a target business and thus, there may be a conflict of interest when determining whether a particular business transaction is in our public stockholders’ best interest.

Other than the reimbursable out-of-pocket expenses payable to our officers and directors, and other than the management fee payable to our Sponsor which is discussed below, no compensation, reimbursements, cash payments or fees of any kind, including finders, consulting fees or other similar compensation, including the issuance of any of our securities, will be paid to our Sponsor, officers or directors, or to any of our or their respective affiliates prior to or with respect to a business transaction.

IDE Transactions

Intellectual Property Licensing

Mr. Steven Cope, Chief Executive Officer of IDE, serves as managing member of International Drilling Equipment Company, LLC (“International”). Mr. Cope and Mr. Philip Wasterval are the sole members of International. IDE is a party to a consulting agreement with Mr. Wasterval whereby International receives intellectual property from Mr. Wasterval in exchange for a 50% interest in International, a $10,000 per month retainer fee, “Option Shares” in International, and a commission on International’s rig sales. In December 2011, IDE and Mr. Wasterval agreed to terminate the retainer fee under the consulting agreement. We license International’s intellectual property under a license agreement. Under the license agreement, IDE receives a non-exclusive license for the manufacture, use, sale and offer for sale and import of the intellectual property. The value of this license is approximately $25,000 for each mast and $25,000 for each substructure that IDE manufactures using the intellectual property. In 2011, IDE paid International approximately $265,500 pursuant to these agreements. In connection with the Merger, the parties have agreed that the license agreement will be terminated and either (i) IDE and International will enter into an exclusive, perpetual, worldwide license agreement with respect to the intellectual property licensed under the existing license agreement or (ii) convey such intellectual property to IDE, in each case, for royalties or a purchase price not to exceed $12,500 per each mast and $12,500 per each substructure that uses the applicable intellectual property and that is incorporated into IDE’s products from and after Closing.

Leases and Lease Amendments

Under three of IDE’s lease agreements, it leases property from SDC Blackhole LP, IDECO LLC, and 9th Green LLC. In each case, Mr. Cope owns or is affiliated with the lessor. In 2011, IDE paid approximately $47,250, $30,100 and $15,000 per month to lease the properties from SDC Blackhole LP, IDECO LLC and 9th Green LLC, respectively. Mr. Cope owns 100%, 33% and 50% of SDC Blackhole LP, IDECO LLC and 9th Green LLC, respectively. In connection with the Merger, EAC and the lessor entities have agreed that, after the Merger, IDE will have the option to purchase these properties for fair market value baed on a third-party appraisal.

IDE also leases a ranch property from Indpendent Equipment, Inc. Mr. Cope and The Steve Cope Family Trust, which benefits Mr. Cope’s children, own 25% and 75% of Independent Equipment, respectively. In 2011, IDE paid approximately $15,000 per month to lease this property. In connection with the Merger, the parties have agreed to terminate this lease.

Flight Services Agreement

IDE is a party to an agreement for flight services with Excalibur International Aviation, Inc. (“Excalibur”), a company wholly owned by Mr. Cope. Under the terms of the agreement, IDE receives flight services in exchange for a flat rate of $10,000 per month, plus an hourly rent of $2,500, plus additional surcharges. In 2011, IDE paid approximately $424,200 to Excalibur under this agreement. In connection with the Merger, the parties have agreed to terminate this agreement.

Employment Agreements

See the section titled “Management of IDE — Executive Officer Compensation Overview — Employment Agreements” for a discussion of the currently effective employment agreements between IDE and each of Messrs. Cope and Storm. See “Management of EAC Following the Transaction — Executive Compensation — Employment Agreements” for a description of employment agreements to become effective upon consummation of the Merger with each of Messrs. Cope, Storm and Dodson.

Other Agreements

See the section titled “Related Agreements” for a description of the terms of the following agreements we anticipate entering into with IDE stockholders upon consummation of the Merger:

•	Merger Lock-up Agreements;

•	IDE Registration Rights Agreement;

•	Voting Agreement;

•	International Assignment; and

•	Lease Amendments.

Golden Parachute Compensation

The following table presents the estimated value of all amounts of compensation and benefits potentially payable to the IDE NEOs and the current EAC named executive officers that are based upon or otherwise relate to a change-in-control of IDE, assuming the change-in-control occurs immediately prior to a qualifying termination of employment, both as of October 19, 2012. It is currently anticipated that no current EAC named executive officer will receive any compensation and benefits that are based upon or otherwise relate to a change-in-control of IDE.

Name(1)	Cash ($)(2)(3)	Equity ($)(4)	Pension/ NQDC ($)(5)	Perquisites/ Benefits ($)(6)(3)	Tax Reimburse- ment ($)(7)	Other ($)(8)	Total ($)(3)
Stephen Cope, Pre-Merger Chairman and Chief Executive Officer of IDE and Post-Merger Chief Executive Officer of EAC	$2,409,000	$0	$0	$0	$0	$0	$2,409,000
Richard Dodson, Pre-Merger President and Chief Operating Officer of IDE and Post-Merger President of EAC	$1,149,000	$0	$0	$0	$0	$0	$1,149,000
Anthony Beebe, Managing Director of Operations	$663,000	$0	$0	$0	$0	$0	$663,000
Eric Storm, Pre-Merger Chief Financial Officer of IDE	$482,250	$0	$0	$0	$0	$0	$482,250

(1)	Michael Dion, who is expected to be the Chief Financial Officer of EAC following the Merger, is not currently entitled to receive any benefits required to be listed in the table. EAC intends to enter into an employment agreement with him prior to the Merger, pursuant to which he may become entitled to receive benefits that would be required to be included in the table if he were entitled to receive them currently. The terms of any such employment agreement have not yet been determined.
(2)	Amounts in this column represent cash severance payable upon a termination of employment without “cause” or for “good reason” (each as described above in “Management of EAC Following the Transaction — Executive Compensation — Employment Agreements”) (double-trigger benefit). For Messrs. Cope and Dodson, the amount is equal to 200% base salary, 200% target bonus and a cash payment equal to 24 months of Company COBRA costs, payable in a lump sum. For Mr. Beebe, the amount is equal to 150% base salary, payable over 18 months, and 150% target bonus and 18 months of Company COBRA costs, payable in a lump sum. For Mr. Storm, the amount is equal to 100% base salary, 100% target bonus and 12 months of Company COBRA costs, payable in a lump sum.
(3)	Except as otherwise provided for in the footnotes to this table, no amounts are payable solely as a result of the change-in-control of IDE, and these amounts would be payable only if a “double-trigger” occurred (which would require a termination of the applicable individual’s employment in addition to a change-in-control of IDE).
(4)	Employment agreements with Messrs. Cope, Dodson, Beebe and Storm provide for potential EAC stock option grants following the closing of the Merger (in the discretion of the EAC board of directors).
(5)	These individuals are not entitled to any pension or non-qualified deferred compensation benefit enhancements.
(6)	These individuals are not entitled to any benefits or perquisites.
(7)	These individuals are not entitled to any tax reimbursement payments.
(8)	These individuals are not entitled to any other payments or benefits.

Employment Agreements

As described above under the heading “Management of EAC Following the Transaction – Executive Compensation – Employment Agreements,” IDE will maintain a “double-trigger” severance arrangement with each of the IDE NEOs pursuant to his individual employment agreement.

Other Benefits and Perquisites

Please refer to “Management of EAC Following the Transaction — Executive Compensation — Other Benefits and Perquisites” for a description of these arrangements.

APPRAISAL RIGHTS

No appraisal rights are available under the DGCL to the stockholders of EAC in connection with the Merger.

WHERE YOU CAN FIND MORE INFORMATION

EAC is subject to the informational filing requirements of the Exchange Act, and, accordingly, is obligated to file reports, statements and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning its officers and directors, their remuneration, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in reports and proxy statements distributed to our stockholders and filed with the SEC. We also have filed an Issuer Tender Offer Statement on Schedule TO as amended from time to time (the “Schedule TO”) with the SEC that includes additional information relating to the Offer. These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC, at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the SEC’s customary charges, from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the Public Reference Room by calling the SEC for more information at 1-800-SEC-0330. The SEC also maintains a website on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

You may also request a copy of these filings, at no cost, by writing or telephoning the Information Agent for the Offer at the telephone numbers and e-mail address set forth on the back cover of the Offer to Purchase.

IF YOU WOULD LIKE ADDITIONAL COPIES OF THE OFFER TO PURCHASE OR IF YOU HAVE QUESTIONS ABOUT THE TRANSACTION, YOU SHOULD CONTACT EAC BY TELEPHONE OR IN WRITING AT THE FOLLOWING ADDRESS:

Empeiria Acquisition Corp.

142 W. 57th Street, 12th Floor

New York, New York 10019

Attn: Alan Menkes, Chief Executive Officer

Tel: (212) 887-1150

The Depositary for the Offer is:

Continental Stock Transfer & Trust Co.

Attn: Reorganization Dept.

17 Battery Place, 8th Floor

New York, NY 10004

By Facsimile (for Eligible Institutions only)	Confirm Receipt of Facsimile by Telephone:
(212) 616-7610	(917) 262-2378

Questions and requests for assistance regarding the Offer may be directed to Morrow & Co., LLC, our Information Agent for the Offer at the telephone numbers and e-mail addresses set forth below. You may also request additional copies of the Offer to Purchase, the Letter of Transmittal, and the other Offer documents from the Information Agent at the telephone numbers and e-mail addresses set forth below. You may also contact your broker, dealer, commercial bank, trust company or nominee for copies of these documents.

The Information Agent for the Offer is:

Morrow & Co., LLC

470 West Avenue, 3rd Floor,

Stamford, CT 06902

Telephone: (800) 607-0088

Banks and brokerage firms: (203) 658-9400

EMPEIRIA ACQUISITION CORP.

(a development stage company)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Empeiria Acquisition Corp.

We have audited the accompanying balance sheet of Empeiria Acquisition Corp. (a development stage company) (the “Company”) as of December 31, 2011 and the related statements of operations, changes in stockholders’ equity and cash flows for the period from January 24, 2011 (date of inception) to December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, and the results of its operations and its cash flows for the period from January 24, 2011 (date of inception) to December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Rothstein Kass

Roseland, New Jersey

March 14, 2012

Empeiria Acquisition Corp.

(a development stage company)

BALANCE SHEET

December 31, 2011
ASSETS
Current Assets:
Cash	$757,889
Prepaid Expenses	47,500
Investments Held in Trust Account	61,201,486

Total Assets	$62,006,875

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable and Accrued Expenses	$111,665
Deferred Underwriting Compensation	900,000

Total Liabilities	1,011,665

Commitments and Contingencies

Common Stock Subject to Possible Redemption, 5,520,000 Shares (at Redemption Value)	56,304,000

Stockholders’ Equity:
Preferred Stock, $.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—
Common Stock, $.0001 par value; 100,000,000 shares authorized, 8,520,000 shares issued and outstanding (5,520,000 shares subject to possible redemption)	852
Additional Paid-in Capital	5,038,229
Deficit Accumulated During Development Stage	(347,871)

Total Stockholders’ Equity	4,691,210

Total Liabilities and Stockholders’ Equity	$62,006,875

The accompanying notes are an integral part of the financial statements.

Empeiria Acquisition Corp.

(a development stage company)

STATEMENT OF OPERATIONS

Period from January 24, 2011 (date of inception) to December 31, 2011
Revenue	$—
General and Administrative Expenses	349,356

Loss from Operations	(349,356)
Interest and Dividend Income	1,485

Net Loss Attributable to Common Shares Outstanding	$(347,871)

Weighted Average Number of Common Shares Outstanding, basic and diluted	5,917,126

Net Loss Per Share Outstanding, basic and diluted	$(0.06)

Two-Class Method:

Weighted Average Number of Common Shares Outstanding Subject to Possible Redemption	3,124,223

Net Loss Per Common Share for Shares Subject to Possible Redemption	$0.00

Weighted Average Number of Common Shares Outstanding, Excluding Shares Subject to Possible Redemption	2,792,903

Net Loss Per Common Share, Excluding Shares Subject to Possible Redemption, basic and diluted	$(0.12)

The accompanying notes are an integral part of the financial statements.

Empeiria Acquisition Corp.

(a development stage company)

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Period from January 24, 2011 (date of inception) to December 31, 2011

	Common Stock		Additional Paid-in	Deficit Accumulated During Development	Total Stockholders’
	Shares	Amount	Capital	Stage	Equity

Sale of common stock issued to initial stockholders on January 24, 2011 at approximately $0.01029 per share	2,430,000	$243	$24,757	$—	$25,000

Sale of 6,000,000 units on June 21, 2011, net of underwriters’ discount and offering expenses (including 5,520,000 shares subject to possible redemption)	6,000,000	600	57,417,841		57,418,081

Net proceeds subject to possible redemption of 5,520,000 shares			(56,304,000)		(56,304,000)

Sale of 390,000 placement units	390,000	39	3,899,961		3,900,000

Forfeiture of 300,000 common shares in connection with the underwriters’ election to not exercise the over-allotment option	(300,000)	(30)	30		—

Net loss attributable to common shares not subject to possible redemption, for the period from January 24, 2011 (date of inception) to December 31, 2011	—	—	—	(347,871)	(347,871)

Balance, December 31, 2011	8,520,000	$852	$5,038,229	$(347,871)	$4,691,210

The accompanying notes are an integral part of the financial statements.

Empeiria Acquisition Corp.

(a development stage company)

STATEMENT OF CASH FLOWS

Period from January 24, 2011 (date of inception) to December 31, 2011
Cash Flows from Operating Activities
Net Loss	$(347,871)
Increase in Prepaid Expenses	(47,500)
Increase in Accounts Payable and Accrued Expenses	111,665

Net Cash Used in Operating Activities	(283,706)

Cash Flows from Investing Activities
Change in Investments Held in Trust Account	(61,201,486)

Cash Used in Investing Activities	(61,201,486)

Cash Flows from Financing Activities
Proceeds from Notes Payable, Officer	100,862
Repayment of Notes Payable, Officer	(100,862)
Proceeds from Public Offering	60,000,000
Proceeds from Sale of Placement Units to Sponsor	3,900,000
Proceeds from Sale of Common Stock to Initial Stockholders	25,000
Proceeds from Sale of Underwriters’ Purchase Option	100
Payment of Offering Costs	(1,682,019)

Net Cash Provided by Financing Activities	62,243,081

Net Increase in Cash	757,889
Cash at Beginning of the Period	—

Cash at End of the Period	$757,889

Supplemental Disclosure of Non-cash Transactions:
Deferred Underwriting Compensation	$900,000

The accompanying notes are an integral part of the financial statements.

Empeiria Acquisition Corp.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

For the Period from January 24, 2011 (date of inception) to December 31, 2011

1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Empeiria Acquisition Corp. (the “company”) was incorporated in Delaware on January 24, 2011. The company was formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, exchangeable share transaction or similar business transaction, one or more operating businesses or assets (an “initial business transaction”). The company has neither engaged in any operations nor generated any revenues to date. The company intends to focus on identifying a prospective target business or asset with which to consummate an initial business transaction. All activity through December 31, 2011 relates to the company’s formation, the private placements and initial public offering (the “public offering”), and following the public offering, the identification and evaluation of prospective candidates for an initial business transaction, and general corporate matters. The company has selected December 31 as its fiscal year end.

The registration statement for the company’s public offering was declared effective on June 15, 2011. On June 21, 2011, the company consummated its public offering of 6,000,000 units, with each unit consisting of one share of its common stock and one warrant to purchase one share of its common stock (Note 3). The shares of common stock sold as part of the units in the public offering are referred to herein as “public shares.” On June 15, 2011, the company completed a private placement of 390,000 units (the “placement units”) to Empeiria Investors LLC, a Delaware limited liability company (the “sponsor”), with each placement unit consisting of one share of common stock and a warrant to purchase one share of common stock. The company received gross proceeds from the public offering of $63,900,000 before deducting underwriters’ compensation of $1,175,000 (total compensation of $1,200,000 less an initial $25,000 advance) and including $3,900,000 received for the purchase of 390,000 units by the sponsor. On January 24, 2011, the company completed a private placement of 2,430,000 shares of its common stock (the “initial shares”) to the initial stockholders, including the company’s sponsor, officers and directors. The private placements of the initial shares and the placement units are collectively referred herein to as the “private placements” (Note 4). On July 29, 2011, 300,000 of the initial shares were forfeited upon the decision of the underwriters not to exercise the over-allotment option (Note 5).

Upon the closing of the public offering and the private placement in June 2011, $61,200,000 of net proceeds was placed into a Trust Account (the “Trust Account”) with Continental Stock Transfer & Trust Company, serving as trustee, and invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less. Except for a portion of the interest income that may be released to the company to pay any taxes and to fund working capital requirements, none of the funds held in trust will be released from the Trust Account until the earlier of (i) the consummation of an initial business transaction, (ii) the redemption of the shares sold in the public offering if the company is unable to consummate a business transaction by September 15, 2012 (or December 15, 2012 if it executes a letter of intent or definitive agreement by September 15, 2012 and such initial business transaction is not consummated by September 15, 2012) or (iii) the company’s liquidation (if no redemption occurs), other than as otherwise disclosed in these notes to financial statements.

Initial Business Transaction

For the purposes of consummating an initial business transaction, the company is not limited to a particular industry, geographic region or minimum transaction value, although its management team intends to focus on operating businesses in the following sectors: energy, transportation, food and industrial technology. The management team anticipates structuring a business transaction to acquire 100% of the equity interests or assets of the target business or businesses. It may also, however, structure a business transaction to acquire less than 100% of such interests or assets of the target business but will not acquire less than a controlling interest.

Upon the consummation of the initial business transaction, subject to certain limitations, the company will provide its stockholders with the opportunity to redeem their shares of common stock for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less taxes and amounts released for working capital purposes. The company intends to consummate the initial business transaction and conduct the redemptions without stockholder vote pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers, and will file tender offer documents with the Securities and Exchange Commission (the “SEC”). If, however, a stockholder vote is required by law, or the company decides to hold a stockholder vote for business or legal reasons, it will conduct the redemptions in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the company holds a stockholder vote, public stockholders voting in favor of the business transaction and electing to exercise their redemption rights will be entitled to receive cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, including any amounts representing interest earned on the Trust Account, less taxes and amounts released to the company for working capital purposes, but public stockholders voting against the business transaction and electing to exercise their redemption rights will be entitled to receive cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account excluding any amounts representing interest earned on the Trust Account, less taxes and amounts released for working capital purposes. Regardless of whether the company holds a stockholder vote or a tender offer in connection with an initial business transaction, public stockholders will have the right to redeem their shares for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, including interest (in some instances) but less taxes payable plus amounts released to fund working capital requirements and any amounts used for purchasing public shares. The company will consummate an initial business transaction only if holders of no more than 92% of its public shares elect to redeem their shares and, solely if it seeks stockholder approval, a majority of the outstanding shares of common stock voted are voted in favor of the business transaction. As a result, the company has recorded the 5,520,000 public shares subject to redemption at their aggregate redemption value of $56,304,000 and classified them as temporary equity at December 31, 2011, in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.”

Solely if the company holds a stockholder vote to approve the initial business transaction, and it does not conduct redemptions pursuant to the tender offer rules, it may enter into privately negotiated transactions to purchase public shares from stockholders who would otherwise elect to redeem their shares, with such purchases made using funds held in the Trust Account. All shares so purchased by the company will be immediately cancelled.

Liquidation

If the company does not consummate an initial business transaction by September 15, 2012 (or December 15, 2012 if it executes a letter of intent or definitive agreement by September 15, 2012 and such business transaction is not consummated by September 15, 2012), it will (i) cease all operations except for the purpose of winding up, (ii) redeem its public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less taxes and amounts released for working capital purposes, subject to applicable law, and (iii) as promptly as possible following such redemption, subject to the approval of the company’s remaining stockholders and board of directors, dissolve and liquidate as part of its plan of dissolution and liquidation. The company will pay the costs of liquidation from its remaining assets outside of the Trust Account. If such funds are insufficient, the company’s sponsor has agreed to advance the funds necessary to pay any and all costs involved or associated with the process of liquidation and the return of the funds in the Trust Account to the public stockholders (currently anticipated to be no more than approximately $30,000).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Development Stage Company

The company complies with the reporting requirements of FASB ASC 915, “Development Stage Entities.” As of December 31, 2011, the company had not commenced operations or generated revenue. All activity through December 31, 2011 relates to the company’s formation, the private placements and the public offering, the identification and evaluation of prospective candidates for an initial business transaction, and general corporate matters. The company will not generate any operating revenues until after the completion of an initial business transaction, at the earliest. The company generates non-operating income in the form of interest income on the Trust Account.

Net Loss Per Common Share

The company complies with the accounting and disclosure requirements of FASB ASC 260 “Earnings Per Share.” Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding, plus to the extent dilutive, the incremental number of shares of common stock to settle warrants issued in the public offering and the private placement in June 2011, as calculated using the treasury stock method. As the company reported a net loss for the period from January 24, 2011 (date of inception) to December 31, 2011, the effect of the 6,390,000 warrants (including 390,000 placement warrants included in the placement units issued to the sponsor in the private placement in June 2011) has not been considered in the diluted loss per common share because their effect would be anti-dilutive. As a result, dilutive loss per common share is equal to basic loss per common share.

The company’s statement of operations includes a presentation of income per share for common stock subject to possible redemption in a manner similar to the two-class method of income per share. Net income per common share, basic and diluted, for the maximum number of shares subject to possible redemption is calculated by dividing the income, net of applicable income taxes and franchise taxes, attributable to common shares subject to redemption by the weighted average number of common shares subject to possible redemption.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed the Federal depository insurance coverage of $250,000. The company has not experienced losses on these accounts and management believes the company is not exposed to significant risks on such accounts.

Investments Held in Trust Account

Investment securities consist of United States Treasury securities. The company classifies its securities as held-to-maturity in accordance with FASB ASC 320 “Investments – Debt and Equity Securities.” Held-to-maturity securities are those securities which the company has the ability and intent to hold until maturity. Held-to-maturity Treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities’ fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion is included in the “interest income” line item in the statement of operations. Interest income is recognized when earned.

Redeemable Common Stock

As discussed in Note 1, the 6,000,000 common shares sold as part of the public offering contain a redemption feature which allows for the redemption of common shares under the company’s liquidation or tender offer/stockholder approval provisions. In accordance with ASC 480 “Distinguishing Liabilities from Equity”, redemption provisions not solely within the control of the company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. In connection with the consummation of an initial business transaction, the company may redeem up to 92% of the shares sold in the public offering.

The company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of the security to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock will be affected by charges against paid-in capital. Accordingly, at December 31, 2011, 5,520,000 public shares are classified outside of permanent equity at its redemption value. The redemption value is equal to the pro rata share of the aggregate amount then on deposit in the Trust Account, including interest but less taxes and amounts released for working capital purposes (approximately $10.20 per share at December 31, 2011).

Income Tax

The company complies with GAAP which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

The company has the following deferred tax assets and liabilities at December 31, 2011:

December 31, 2011
Non-current assets and liabilities:
Net operating loss carryforwards	$41,000
Amortizable start-up costs	101,000

142,000
Valuation allowance	(142,000)

Net non-current deferred tax asset	$—

The company has net operating losses amounting to approximately $103,000 that expire in 2032. The ultimate realization of the net operating losses is dependent upon future taxable income, if any, of the company and may be limited in any one period by alternative minimum tax rules. Although management believes that the company will have sufficient future taxable income to absorb the net operating loss carryovers before the expiration of the carryover period, current economic conditions impose additional profitability risks that are beyond the company’s control. Accordingly, management has determined that a full valuation allowance of the deferred tax asset is appropriate at this time.

Internal Revenue Code Section 382 imposes limitations on the use of net operating loss carryovers when the stock ownership of one or more 5% shareholders (shareholders owning 5% or more of the company’s outstanding capital stock) has increased by more than 50 percentage points. Management cannot control the ownership changes occurring as a result of public trading of the company’s common stock. Accordingly, there is a risk of an ownership change beyond the control of the company that could trigger a limitation of the use of the loss carryover.

The company established a valuation allowance of $142,000 as of December 31, 2011, which fully offsets the deferred tax assets of $142,000. The deferred tax asset results from applying an effective combined federal and state tax rate of 40% to start-up costs of approximately $252,500 and net operating losses of approximately $102,500. Effective tax rates differ from statutory rates due to timing differences in the deductibility of expenses.

The statutory Federal income tax rate and the effective rate are reconciled as follows:

Year Ended December 31, 2011
Statutory Federal income tax rate	34%
State and local taxes, net of Federal tax benefit	6%
Valuation allowance	-40%

0%

The company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the company recording a tax liability that reduces ending retained earnings. Based on its analysis, the company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2011. The company’s conclusions may be subject to review and adjustment at a later date based on factors including, but are not limited to, ongoing analyses of and changes to tax laws, regulations and interpretations thereof. The company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the period from January 24, 2011 (date of inception) to December 31, 2011.

The company may be subject to potential examination by U.S. federal, U.S. states or foreign jurisdiction authorities in the areas of income taxes since inception. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Offering Costs

Offering costs related to the public offering and the private placements, totaling $2,581,919 (including $1,200,000 of underwriting fees paid at closing and $900,000 of deferred underwriting compensation) through the balance sheet date were charged to stockholders’ equity upon the completion of the public offering.

Fair Value of Financial Instruments

Unless otherwise disclosed, the fair values of the company’s financial instruments, including cash, approximate their carrying amounts represented on the balance sheet.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the company’s financial statements.

3. PUBLIC OFFERING

On June 21, 2011, the company sold 6,000,000 units at a purchase price of $10.00 per unit. Each unit consists of (i) one share of the company’s common stock, $0.0001 par value (“common stock”), and (ii) one warrant to purchase one share of common stock (“warrant”). Each warrant entitles the holder to purchase one share of common stock at a price of $11.50. Each warrant will become exercisable on the later of 30 days after the completion of an initial business transaction and June 15, 2012 and will expire five years from the date of the initial business transaction, or earlier upon redemption or liquidation. The company may redeem the warrants at a price of $0.01 per warrant upon 30 days’ prior written notice after the warrants become exercisable, only in the event that the last sales price of the common stock equals or exceeds $17.50 per share for any 20 trading days within a 30 trading day period ending three business days before the notice of redemption is given. In the event that a registration statement is not effective at the time of exercise, the holders of the warrants will not be entitled to exercise such warrants (except on a cashless basis under certain circumstances) and in no event (whether in the case of a registration statement not being effective or otherwise) will the company be required to net cash settle the warrants and the warrants will expire worthless.

The company paid an underwriting discount of 2.0% of the per unit public offering price to the underwriters at the closing of the public offering, with an additional deferred corporate finance fee of 1.5% of the gross offering proceeds payable to Cohen & Company Capital Markets, LLC (“Cohen & Company”), the representative of the underwriters upon the company’s consummation of an initial business transaction.

The company sold to Cohen & Company for $100, as additional compensation, an option to purchase up to 600,000 units at $15.00 per unit. The units issuable upon exercise of this option are identical to those offered in the public offering. This option may be exercised during the five-year period from the date of the public offering commencing on the later of the consummation of an initial business transaction and the one-year anniversary of the date of the public offering. The company has accounted for the fair value of the unit purchase option, net of the receipt of the $100 cash payment, as an expense of the public offering resulting in a charge directly to stockholders’ equity. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying warrants and the market price of the units and underlying ordinary shares) to exercise the unit purchase option without the payment of cash.

4. RELATED PARTY TRANSACTIONS

Private Placements

On January 24, 2011, the company issued to its sponsor in a private placement 2,430,000 shares of restricted common stock for an aggregate purchase price of $25,000 (the “initial shares”). As of May 2, 2011, the sponsor sold, at cost, an aggregate of 607,500 of such initial shares to its officers and directors or affiliates of its officers and directors. These shares included up to 300,000 shares of common stock subject to forfeiture if the underwriters’ over-allotment option is not exercised. All 300,000 shares of common stock were forfeited on July 29, 2011 upon the decision of the underwriters not to exercise the over-allotment option (see Note 5).

The initial shares will not be released from transfer restrictions until: (i) with respect to 20% of such shares, upon consummation of an initial business transaction, (ii) with respect to 20% of such shares, when the closing price of the common stock exceeds $12.00 for any 20 trading days within a 30 trading day period following the consummation of an initial business transaction, (iii) with respect to 20% of such shares, when the closing price of the common stock exceeds $13.50 for any 20 trading days within a 30 trading day period following the consummation of an initial business transaction, (iv) with respect to 20% of such shares, when the closing price of the common stock exceeds $15.00 for any 20 trading days within a 30 trading day period following the consummation of an initial business transaction and (v) with respect to 20% of such shares, when the closing price of the common stock exceeds $17.00 for any 20 trading days within a 30 trading day period following the consummation of an initial business transaction or earlier, in any case, if, following an initial business transaction, the company engages in a subsequent transaction (1) resulting in its stockholders having the right to exchange their shares for cash or other securities or (2) involving a merger or other change in the majority of its board of directors or management team in which the company is the surviving entity.

On June 15, 2011, the sponsor purchased 390,000 placement units from the company at a price of $10.00 per unit, each placement unit consisting of one share of common stock and a warrant to purchase one share of common stock (“placement warrants”) for an aggregate purchase price of $3,900,000 in a private placement pursuant to Section 4(2) or Regulation D of the Securities Act of 1933, as amended (the “Securities Act”). The placement warrants are identical to the warrants sold in the public offering except that if held by the original holders or their permitted assigns, they (i) may be exercised for cash or on a cashless basis at the option of the holder; and (ii) will not be redeemable by the company so long as held by the original holders. In addition, the placement warrants and placement shares are subject to transfer restrictions until 30 days following the consummation of an initial business transaction. Since the company is not required to net-cash settle the placement warrants, the company has recorded them at fair value and classified them within stockholders’ equity as additional paid-in capital in accordance with FASB ASC 815-40.

The initial shares and the placement shares are identical to the shares of common stock included in the units being sold in the public offering except that (i) the initial shares and the placement shares are subject to certain transfer restrictions as described above, and (ii) the sponsor and its permitted transferees have agreed not to redeem any shares of common stock held by them in connection with the consummation of an initial business transaction, and have also waived their rights to participate in any redemption with respect to their initial shares and the placement shares if the company fails to consummate an initial business transaction. However, the sponsor, officers and directors will be entitled to redeem any public shares they acquire in or after the public offering in the event the company fails to consummate an initial business transaction within the required time period.

In connection with a stockholder vote to approve an initial business transaction, if any, the company’s initial stockholders have agreed to vote their initial shares and the placement shares in favor of the initial business transaction. In addition, the company’s sponsor, officers and directors have also agreed to vote any shares of common stock acquired in the public offering or in the aftermarket in favor of the initial business transaction submitted to stockholders for approval, if any.

The company’s initial stockholders and their permitted transferees are entitled to registration rights pursuant to a registration rights agreement entered into with the company on June 15, 2011. Such holders are entitled to demand registration rights and certain “piggy-back” registration rights with respect to the initial shares, the placement shares, the placement warrants and the shares of common stock underlying the placement warrants, commencing after the expiration of their respective transfer restriction period.

Note Payables to Officer

On February 25, 2011 and March 3, 2011, the company issued unsecured promissory notes to an officer of the company in the amounts of $50,862 and $50,000, respectively, in consideration of the payment by such officer of various organizational and public offering expenses on the company’s behalf and a direct loan made by such officer to the company. These notes were repaid on June 21, 2011.

Administrative Services

The company has agreed to pay its sponsor or an affiliate of its sponsor up to $5,000 per month for office space and general and administrative services. The company has also agreed to pay its sponsor a management fee of $10,000 per month which is used by the sponsor to pay the company’s president for services. This agreement will continue until the earlier to occur of: (i) an initial business transaction and (ii) September 15, 2012 (or December 15, 2012 if the company executes a letter of intent or definitive agreement by September 15, 2012 and such initial business transaction is not consummated by September 15, 2012). For the period from January 24, 2011 (date of inception) to December 31, 2011, an aggregate of $90,000 in payments for administrative services and management fees were made.

5. COMMITMENTS AND CONTINGENCIES

The company granted Cohen & Company, as the representative of the underwriters for the public offering, a 45-day option to purchase up to 900,000 units (over and above the 6,000,000 units referred to above) solely to cover over-allotments, if any. This option expired unexercised on July 29, 2011 when the underwriters notified the company that they would not be exercising the over-allotment option.

The company has committed to pay a deferred corporate finance fee of 1.5% of the gross offering proceeds to Cohen & Company upon the company’s consummation of an initial business transaction. The deferred corporate finance fee of $900,000 is reflected in the accompanying balance sheet. Cohen & Company will not be entitled to any interest accrued on the deferred corporate finance fee. Cohen & Company will not be entitled to such fee if the company fails to consummate the initial business transaction.

6. INVESTMENTS HELD IN TRUST ACCOUNT

Upon the closing of the public offering and the private placement of 390,000 placement units, a total of $61,200,000 was placed in the Trust Account. As of December 31, 2011, investments held in the Trust Account consisted of $61,199,721 in U.S. government Treasury bills with a maturity of 180 days or less and another $1,765 in cash. The carrying amount for the U.S. government Treasury bills, excluding accrued interest income, gross unrealized holding gains and fair value of held-to-maturity securities at December 31, 2011 was as follows:

	Carrying Amount	Gross Unrealized Holding Gains (Losses)	Fair Value
Held-to-maturity:
United States Treasury Securities	$61,199,721	$111	$61,199,832

7. FAIR VALUE MEASUREMENTS

The company has adopted ASC 820, “Fair Value Measurement”, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. The adoption of ASC 820 did not have an impact on the company’s financial position or results of operations.

The following table presents information about the company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2011, and indicates the fair value hierarchy of the valuation techniques the company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability:

Description	December 31, 2011 (unaudited)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
United States Treasury Securities	$61,199,832	$61,199,832	—	—

8. STOCKHOLDERS’ EQUITY

Common Stock

The company is authorized to issue 100,000,000 shares of common stock. Holders of the company’s common stock are entitled to one vote for each share. At December 31, 2011, there were 8,520,000 shares of common stock outstanding. On June 13, 2011, the company effectuated a 0.75625-for-1 reverse stock split. On June 15, 2011, the company effectuated an approximately 0.80331-for-1 reverse stock split. Unless otherwise stated, all share amounts, weighted average amounts and earnings per share amounts have been restated to reflect the retroactive effect of the reverse stock splits.

Preferred Stock

The company is authorized to issue 1,000,000 shares of preferred stock, in one or more series, with such designations, voting and other rights and preferences as may be determined from time to time by the board of directors. At December 31, 2011, the company has not issued any shares of preferred stock.

Empeiria Acquisition Corp.

(a development stage company)

BALANCE SHEETS

	September 30, 2012 (Unaudited)	December 31, 2011 (Audited)
ASSETS
Current Assets:
Cash	$244,224	$757,889
Prepaid Expenses	20,011	47,500
Investments Held in Trust Account	61,234,700	61,201,486

Total Assets	$61,498,935	$62,006,875

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable and Accrued Expenses	200,327	$111,665
Deferred Underwriting Compensation	900,000	900,000

Total Liabilities	1,100,327	1,011,665

Commitments and Contingencies

Common Stock Subject to Possible Redemption, 5,520,000 Shares (at Redemption Value)	56,304,000	56,304,000

Stockholders’ Equity:
Preferred Stock, $.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Common Stock, $.0001 par value; 100,000,000 shares authorized, 3,000,000 shares issued and outstanding (excluding 5,520,000 shares subject to possible redemption)	300	300
Additional Paid-in Capital	5,038,781	5,038,781
Deficit Accumulated During Development Stage	(944,473)	(347,871)

Total Stockholders’ Equity	4,094,608	4,691,210

Total Liabilities and Stockholders’ Equity	$61,498,935	$62,006,875

The accompanying notes are an integral part of the unaudited financial statements.

Empeiria Acquisition Corp.

(a development stage company)

STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	Period from January 24, 2011 (date of inception) to September 30,	Period from January 24, 2011 (date of inception) to September 30,
	2012	2011	2012	2011	2012
Revenue	$—	$—	$—	$—	$—
General and Administrative Expenses	272,554	164,746	629,816	186,448	979,173

Loss from Operations	(272,554)	(164,746)	(629,816)	(186,448)	(979,173)
Interest and Dividend Income	13,933	708	33,214	708	34,700

Net Loss Attributable to Common Shares Outstanding	$(258,621)	$(164,038)	$(596,602)	$(185,740)	$(944,473)

Weighted Average Number of Common Shares Outstanding, basic and diluted	8,520,000	8,614,565	8,520,000	4,955,422	7,076,780

Net Loss Per Share Outstanding, basic and diluted	$(0.03)	$(0.02)	$(0.07)	$(0.04)	$(0.13)

Two-Class Method:

Weighted Average Number of Common Shares Outstanding Subject to Possible Redemption	5,520,000	5,520,000	5,520,000	2,239,036	4,191,610

Net Loss Per Common Share for Shares Subject to Possible Redemption	$—	$—	$—	$—	$—

Weighted Average Number of Common Shares Outstanding, Excluding Shares Subject to Possible Redemption	3,000,000	3,094,565	3,000,000	2,716,386	2,885,171

Net Loss Per Common Share, Excluding Shares Subject to Possible Redemption, basic and diluted	$(0.09)	$(0.05)	$(0.20)	$(0.07)	$(0.33)

The accompanying notes are an integral part of the unaudited financial statements.

Empeiria Acquisition Corp.

(a development stage company)

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Period from January 24, 2011 (date of inception) to September 30, 2012

	Common Stock		Additional Paid-in	Deficit Accumulated During Development	Total Stockholders’
	Shares	Amount	Capital	Stage	Equity
Sale of common stock issued to initial stockholder on January 24, 2011 at approximately $0.01029 per share	2,430,000	$243	$24,757	$—	$25,000

Sale of 6,000,000 units on June 21, 2011, net of underwriters’ discount and offering expenses (including 5,520,000 shares subject to possible redemption)	6,000,000	600	57,417,481	—	57,418,081

Net proceeds subject to possible redemption of 5,520,000 shares	(5,520,000)	(552)	(56,303,448)	—	(56,304,000)

Sale of 390,000 placement units	390,000	39	3,899,961	—	3,900,000

Forfeiture of 300,000 common shares in connection with the underwriters’ election to not exercise the over-allotment option	(300,000)	(30)	30	—	—

Net loss attributable to common shares not subject to possible redemption, for the period from January 24, 2011 (date of inception) to December 31, 2011	—	—	—	(347,871)	(347,871)

Balance, December 31, 2011 (audited)	3,000,000	$300	$5,038,781	$(347,871)	$4,691,210

Net loss attributable to common shares not subject to possible redemption, for the nine months ended September 30, 2012	—	—	—	(596,602)	(596,602)

Balance, September 30, 2012 (unaudited)	3,000,000	$300	$5,038,781	$(944,473)	$4,094,608

The accompanying notes are an integral part of the unaudited financial statements.

Empeiria Acquisition Corp.

(a development stage company)

STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30, 2012	Period from January 24, 2011 (date of inception) to September 30, 2011	Period from January 24, 2011 (date of inception) to September 30, 2012
Cash Flows from Operating Activities
Net Loss	$(596,602)	$(185,740)	$(944,473)
(Increase) Decrease in Prepaid Expenses	27,489	(71,250)	(20,011)
Increase in Accounts Payable and Accrued Expenses	88,662	75,295	200,327

Net Cash Used in Operating Activities	(480,451)	(181,695)	(764,157)

Cash Flows from Investing Activities
Change in Investments Held in Trust Account	(33,214)	(61,200,708)	(61,234,700)

Cash Used in Investing Activities	(33,214)	(61,200,708)	(61,234,700)

Cash Flows from Financing Activities
Proceeds from Notes Payable, Officer	—	100,862	100,862
Repayment of Notes Payable, Officer	—	(100,862)	(100,862)
Proceeds from Public Offering	—	60,000,000	60,000,000
Proceeds from Sale of Placement Units to Sponsor	—	3,900,000	3,900,000
Proceeds from Sale of Common Stock to Initial Stockholders	—	25,000	25,000
Proceeds from Sale of Underwriters’ Purchase Option	—	100	100
Payment of Offering Costs	—	(1,657,019)	(1,682,019)

Net Cash Provided by Financing Activities	—	62,268,081	62,243,081

Net Increase (Decrease) in Cash	(513,665)	885,678	244,224
Cash at Beginning of the Period	757,889	—	—

Cash at End of the Period	$244,224	$885,678	$244,224

Supplemental Disclosure of Non-Cash Transactions:
Offering Costs Included in Accrued Expenses	$—	$25,000	$—

Offering Costs Included in Due to Related Parties	$—	$—	$—

Deferred Underwriting Compensation	$—	$900,000	$900,000

The accompanying notes are an integral part of the unaudited financial statements.

Empeiria Acquisition Corp.

(a development stage company)

NOTES TO INTERIM FINANCIAL STATEMENTS

For the Period from January 24, 2011 (date of inception) to September 30, 2012

(Unaudited)

1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Empeiria Acquisition Corp. (the “company”) was incorporated in Delaware on January 24, 2011. The company was formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, exchangeable share transaction or similar business transaction, one or more operating businesses or assets (an “initial business transaction”). The company has neither engaged in any operations nor generated any revenues to date. The company has been focused on identifying a prospective target business or asset with which to consummate an initial business transaction. The company believes it has identified IDE (as defined below) as its target business with which to consummate an initial business transaction. All activity through September 30, 2012 relates to the company’s formation, the private placements and initial public offering (the “public offering”), the identification and evaluation of prospective candidates for an initial business transaction, due diligence and negotiations relating to the Merger (as defined below) with IDE, and general corporate matters. The company has selected December 31 as its fiscal year end.

The registration statement for the company’s public offering was declared effective on June 15, 2011. On June 21, 2011, the company consummated its public offering of 6,000,000 units, with each unit consisting of one share of its common stock and one warrant to purchase one share of its common stock (Note 3). The shares of common stock sold as part of the units in the public offering are referred herein as “public shares.” On June 15, 2011, the company completed a private placement of 390,000 units (the “placement units”) to Empeiria Investors LLC, a Delaware limited liability company (the “sponsor”), with each placement unit consisting of one share of common stock and a warrant to purchase one share of common stock. The company received gross proceeds of $63,900,000 before deducting underwriters’ compensation of $1,175,000 (total compensation of $1,200,000 less an initial $25,000 advance) and including $3,900,000 received for the purchase of 390,000 units by the sponsor. On January 24, 2011, the company completed a private placement of 2,430,000 shares of its common stock (the “initial shares”) to the initial stockholders, including the company’s sponsor, officers and directors. The private placements of the initial shares and the placement units are collectively referred herein to as the “private placements” (Note 4). On July 29, 2011, 300,000 of the initial shares were forfeited upon the decision of the underwriters not to exercise the over-allotment option (Note 5).

Upon the closing of the public offering and the private placement in June 2011, $61,200,000 of net proceeds was placed into a trust account (the “trust account”) with Continental Stock Transfer & Trust Company serving as trustee, and invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less. Except for a portion of the interest income that may be released to the company to pay any taxes and to fund working capital requirements, none of the funds held in trust will be released from the trust account until the earlier of (i) the consummation of an initial business transaction, (ii) the redemption of the shares sold in the public offering if the company is unable to consummate a business transaction by December 15, 2012 (which date includes an extension from September 15, 2012 as a result of the company’s entry into the Letter of Intent (as defined below) by September 15, 2012) or (iii) the company’s liquidation (if no redemption occurs), other than as otherwise disclosed in these notes to interim financial statements.

On July 31, 2012, the company entered into a letter of intent (the “Letter of Intent”) with Integrated Drilling Equipment Holdings Inc., a Delaware corporation (“IDE”) to acquire all of the equity interests of IDE. On October 19, 2012, the company, IDE Acquisition Co., LLC, a Delaware limited liability company and wholly owned subsidiary of the company (“Merger Sub”), IDE, and Stephen Cope, in his capacity as representative of IDE’s stockholders (the “Representative”), entered into an Agreement and Plan of Merger (the “Agreement”). Based in Houston, Texas, IDE is an established manufacturer of drilling rigs and rig components and provider of rig refurbishment and reconfiguration services to contract drilling companies worldwide. IDE’s customers are primarily land and offshore drilling contractors that operate globally. Pursuant to the terms of the Agreement, among other things, IDE will merge with and into Merger Sub with Merger Sub surviving as a wholly owned subsidiary (the “Merger”) of the company in exchange for consideration in the form of cash and the company’s common stock.

On September 25, 2012, the company entered into a non-binding letter of intent (the “RWI Letter of Intent”) to acquire 100% of the stock of Rig Works Inc. (“RWI”) (the “RWI Transaction”). RWI operates in the oil and gas machinery manufacturing industry, providing new well servicing equipment which is used to maintain production oil and gas wells. The company believes that the add on acquisition of RWI will expand the post-Merger company’s product and service offerings and allow them to serve a broader segment of the oil and gas production industry.

The potential transaction with RWI will be subject to a number of closing conditions, including the closing of the Merger. There can be no assurance that the parties will reach a definitive agreement or will be able to close the transaction.

Initial Business Transaction

For the purposes of consummating an initial business transaction, the company is not limited to a particular industry, geographic region or minimum transaction value, although its management team intends to focus on operating businesses in the following sectors: energy, transportation, food and industrial technology. The management team anticipates structuring a business transaction to acquire 100% of the equity interests or assets of the target business or businesses. It may also, however, structure a business transaction to acquire less than 100% of such interests or assets of the target business but will not acquire less than a controlling interest.

In connection with the consummation of the initial business transaction, subject to certain limitations, the company will provide its stockholders with the opportunity to redeem their shares of common stock for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, less taxes and amounts released for working capital purposes. The company intends to consummate the initial business transaction and conduct the redemptions without a stockholder vote pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers, and will file tender offer documents with the Securities and Exchange Commission (the “SEC”). On October 19, 2012, the company commenced a tender offer to provide its stockholders with an opportunity to redeem their shares of common stock in connection with the Merger. If, however, with respect to the initial business transaction, a stockholder vote is required by law, or the company decides to hold a stockholder vote for business or legal reasons, it will conduct the redemptions in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the company holds a stockholder vote, public stockholders voting in favor of the business transaction and electing to exercise their redemption rights shall be entitled to receive cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, including any amounts representing interest earned on the trust account, less taxes and amounts released to the company for working capital purposes, but public stockholders voting against the business transaction and electing to exercise their redemption rights shall be entitled to receive cash equal to their pro rata share of the aggregate amount then on deposit in the trust account excluding any amounts representing interest earned on the trust account, less taxes and amounts released for working capital purposes. Regardless of whether the company holds a stockholder vote or a tender offer in connection with an initial business transaction, public stockholders will have the right to redeem their shares for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, including interest (in some instances) but less taxes payable plus amounts released to fund working capital requirements and any amounts used for purchasing public shares. The company will consummate an initial business transaction only if holders of no more than 92% of its public shares elect to redeem their shares and, solely if it seeks stockholder approval, a majority of the outstanding shares of common stock voted are voted in favor of the business transaction. As a result, the company has recorded the 5,520,000 public shares subject to redemption at their aggregate redemption value of $56,304,000 and classified them as temporary equity at September 30, 2012 and December 31, 2011, in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.”

Solely if the company holds a stockholder vote to approve the initial business transaction, and it does not conduct redemptions pursuant to the tender offer rules, it may enter into privately negotiated transactions to purchase public shares from stockholders who would otherwise elect to redeem their shares, with such purchases made using funds held in the trust account. All shares so purchased by the company will be immediately cancelled.

Going Concern Consideration

If the company does not consummate the Merger or otherwise consummate an initial business transaction by December 15, 2012 (which date includes an extension from September 15, 2012 as a result of the company’s entry into the Letter of Intent by September 15, 2012), it will (i) cease all operations except for the purpose of winding up, (ii) redeem its public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, less taxes and amounts released for working capital purposes, subject to applicable law, and (iii) as promptly as possible following such redemption, subject to the approval of the company’s remaining stockholders and board of directors, dissolve and liquidate as part of its plan of dissolution and liquidation. The company will pay the costs of liquidation from its remaining assets outside of the trust account. If such funds are insufficient, the company’s sponsor has agreed to advance the funds necessary to pay any and all costs involved or associated with the process of liquidation and the return of the funds in the trust account to the public stockholders (currently anticipated to be no more than approximately $30,000). Unless the company’s stockholders propose and approve an amendment to the company’s certificate of incorporation, as amended, the company will be unable to consummate an initial business transaction other than the Merger. This mandatory liquidation and subsequent dissolution raises substantial doubt about the company’s ability to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited interim financial statements should be read in conjunction with the audited financial statements and notes thereto included in the company’s 2011 Annual Report on Form 10-K filed with the SEC on March 21, 2012. The accompanying interim financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC, and reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial position as of September 30, 2012 and the results of operations for the period from January 24, 2011 (date of inception) to September 30, 2012. The balance sheet as of December 31, 2011, as presented herein, was derived from the company’s audited financial statements as reported in previous filings with the SEC. Certain information and disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. Interim results are not necessarily indicative of results for a full year.

Development Stage Company

The company complies with the reporting requirements of FASB ASC 915, “Development Stage Entities.” As of September 30, 2012, the company had not commenced operations or generated revenue. All activity through September 30, 2012 relates to the company’s formation, the private placements and the public offering, the identification and evaluation of prospective candidates for an initial business transaction, due diligence and negotiations relating to the Merger, and general corporate matters. The company will not generate any operating revenues until after the completion of an initial business transaction at the earliest. The company generates non-operating income in the form of interest income on the trust account.

Net Loss Per Common Share

The company complies with the accounting and disclosure requirements of FASB ASC 260 “Earnings Per Share.” Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding, plus to the extent dilutive, the incremental number of shares of common stock to settle warrants issued in the public offering and the private placement in June 2011, as calculated using the treasury stock method. As the company reported net losses for the nine months ended September 30, 2012, the period from January 24, 2011 (date of inception) to September 30, 2011, and the period from January 24, 2011 (date of inception) to September 30, 2012, the effect of the 6,390,000 warrants (including 390,000 placement warrants included in the placement units issued to the sponsor in the private placement in June 2011) has not been considered in the diluted loss per common share because their effect would be anti-dilutive. As a result, dilutive loss per common share is equal to basic loss per common share.

The company’s interim statements of operations include a presentation of income per share for common stock subject to possible redemption in a manner similar to the two-class method of income per share. Net income per common share, basic and diluted, for the maximum number of shares subject to possible redemption is calculated by dividing the income, net of applicable income taxes and franchise taxes, attributable to common shares subject to redemption by the weighted average number of common shares subject to possible redemption.

Use of Estimates

The preparation of interim financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the interim financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Reclassifications

Certain reclassifications have been made to amounts previously reported for 2011 to conform to 2012 presentation. Such reclassifications have no effect on previously reported net income (loss).

Concentration of Credit Risk

Financial instruments that potentially subject the company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed the Federal depository insurance coverage of $250,000. The company has not experienced losses on these accounts and management believes the company is not exposed to significant risks on such accounts.

Investments Held in Trust Account

Investment securities consist of United States Treasury securities. The company classifies its securities as held-to-maturity in accordance with FASB ASC 320 “Investments – Debt and Equity Securities.” Held-to-maturity securities are those securities which the company has the ability and intent to hold until maturity. Held-to-maturity Treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities’ fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion is included in the “interest income” line item in the statements of operations. Interest income is recognized when earned.

Redeemable Common Stock

The 6,000,000 common shares sold as part of the public offering contain a redemption feature which allows for the redemption of common shares under the company’s liquidation or tender offer/stockholder approval provisions (Note 1). In accordance with ASC 480 “Distinguishing Liabilities from Equity”, redemption provisions not solely within the control of the company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. In connection with the consummation of an initial business transaction, the company may redeem pursuant to a tender offer up 92% of the shares sold in the public offering.

The company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of the security to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock shall be effected by charges against the par value of common stock and paid-in capital. Accordingly, at September 30, 2012 and December 31, 2011, 5,520,000 public shares are classified outside of permanent equity at its redemption value. The redemption value is equal to the pro rata share of the aggregate amount then on deposit in the trust account, including interest but less taxes and amounts released for working capital purposes (approximately $10.20 per share at September 30, 2012).

Income Tax

The company complies with GAAP which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

The company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the company recording a tax liability that reduces ending retained earnings. Based on its analysis, the company has determined that it has not incurred any liability for unrecognized tax benefits as of September 30, 2012 and December 31, 2011. The company’s conclusions may be subject to review and adjustment at a later date based on factors including, but are not limited to, ongoing analyses of and changes to tax laws, regulations and interpretations thereof. The company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the period from January 24, 2011 (date of inception) to September 30, 2012.

The company is subject to income tax examinations by major taxing authorities since inception. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Offering Costs

Offering costs related to the public offering and the private placements, totaling $2,581,919 (including $1,200,000 of underwriting fees paid at closing and $900,000 of deferred underwriting compensation) through the balance sheet date were charged to stockholders’ equity upon the completion of the public offering.

Fair Value of Financial Instruments

Unless otherwise disclosed, the fair values of the company’s financial instruments, including cash, approximate their carrying amounts represented on the interim balance sheets.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the company’s financial statements.

3. PUBLIC OFFERING

On June 21, 2011, the company sold 6,000,000 units at a purchase price of $10.00 per unit. Each unit consists of (i) one share of the company’s common stock, $0.0001 par value (“common stock”), and (ii) one warrant to purchase one share of common stock (“warrant”). Each warrant entitles the holder to purchase one share of common stock at a price of $11.50. Each warrant will become exercisable on the later of 30 days after the completion of an initial business transaction and June 15, 2012 and will expire five years from the date of the initial business transaction, or earlier upon redemption or liquidation. The company may redeem the warrants at a price of $0.01 per warrant upon 30 days’ prior written notice after the warrants become exercisable, only in the event that the last sales price of the common stock equals or exceeds $17.50 per share for any 20 trading days within a 30 trading day period ending three business days before the notice of redemption is given. In the event that a registration is not effective at the time of exercise, the holders of the warrants shall not be entitled to exercise such warrants (except on a cashless basis under certain circumstances) and in no event (whether in the case of a registration statement not being effective or otherwise) will the company be required to net cash settle the warrants and the warrants will expire worthless.

The company paid an underwriting discount of 2.0% of the public unit offering price to the underwriters at the closing of the public offering, with an additional corporate finance fee of $900,000 payable to The PrinceRidge Group LLC (“PrinceRidge”), the successor company to Cohen & Company Capital Markets, LLC (“Cohen & Company”), the representative of the underwriters, upon the company’s consummation of an initial business transaction.

The company sold to Cohen & Company for $100, as additional compensation, an option to purchase up to 600,000 units at $15.00 per unit. The units issuable upon exercise of this option are identical to those offered in the public offering. This option may be exercised during the five-year period from the date of the public offering commencing on the later of the consummation of an initial business transaction and the one-year anniversary of the date of the public offering. The company has accounted for the fair value of the unit purchase option, net of the receipt of the $100 cash payment, as an expense of the public offering resulting in a charge directly to stockholders’ equity. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying warrants and the market price of the units and underlying ordinary shares) to exercise the unit purchase option without the payment of cash.

4. RELATED PARTY TRANSACTIONS

Private Placements

On January 24, 2011, the company issued to its sponsor in a private placement 2,430,000 shares of restricted common stock (the “initial shares”) for an aggregate purchase price of $25,000. As of May 2, 2011, the sponsor sold, at cost, an aggregate of 607,500 of such initial shares to its officers and directors. These shares included up to 300,000 shares of common stock subject to forfeiture if the underwriters’ over-allotment option was not exercised. All 300,000 shares of common stock were forfeited on July 29, 2011 upon the decision of the underwriters not to exercise the over-allotment option (Note 5).

The initial shares will not be released from transfer restrictions until: (i) with respect to 20% of such shares, upon consummation of an initial business transaction, (ii) with respect to 20% of such shares, when the closing price of the common stock exceeds $12.00 for any 20 trading days within a 30 trading day period following the consummation of an initial business transaction, (iii) with respect to 20% of such shares, when the closing price of the common stock exceeds $13.50 for any 20 trading days within a 30 trading day period following the consummation of an initial business transaction, (iv) with respect to 20% of such shares, when the closing price of the common stock exceeds $15.00 for any 20 trading days within a 30 trading day period following the consummation of an initial business transaction and (v) with respect to 20% of such shares, when the closing price of the common stock exceeds $17.00 for any 20 trading days within a 30 trading day period following the consummation of an initial business transaction or earlier, in any case, if, following an initial business transaction, the company engages in a subsequent transaction (1) resulting in its stockholders having the right to exchange their shares for cash or other securities or (2) involving a merger or other change in the majority of its board of directors or management team in which the company is the surviving entity.

On June 15, 2011, the sponsor purchased 390,000 placement units from the company at a price of $10.00 per unit, each placement unit consisting of one share of common stock and a warrant to purchase one share of common stock (“placement warrants”) for an aggregate purchase price of $3,900,000 in a private placement pursuant to Section 4(2) or Regulation D of the Securities Act of 1933, as amended (the “Securities Act”). The placement warrants are identical to the warrants sold in the public offering except that if held by the original holders or their permitted assigns, they (i) may be exercised for cash or on a cashless basis at the option of the holder; and (ii) will not be redeemable by the company. In addition, the placement warrants and placement shares are subject to transfer restrictions until 30 days following the consummation of an initial business transaction. Since the company is not required to net-cash settle the placement warrants, the company has recorded them at fair value and classified them within stockholders’ equity as additional paid-in capital in accordance with FASB ASC 815-40.

The initial shares and the placement shares are identical to the shares of common stock included in the units being sold in the public offering except that (i) the initial shares and the placement shares are subject to certain transfer restrictions as described above, and (ii) the sponsor has agreed not to redeem any shares of common stock held by it in connection with the consummation of an initial business transaction, and has also waived its rights to participate in any redemption with respect to its initial shares and the placement shares if the company fails to consummate an initial business transaction. However, the sponsor, officers and directors will be entitled to redeem any public shares they acquire in or after the public offering in the event the company fails to consummate an initial business transaction within the required time period.

In connection with a stockholder vote to approve an initial business transaction, if any, the company’s initial stockholders have agreed to vote their initial shares and the placement shares in favor of the initial business transaction. In addition, the company’s sponsor, officers and directors have also agreed to vote any shares of common stock acquired in the public offering or in the aftermarket in favor of the initial business transaction submitted to stockholders for approval, if any.

The company’s initial stockholders and their permitted transferees are entitled to registration rights pursuant to a registration rights agreement entered into on the date of the prospectus for the public offering. Such holders are entitled to demand registration rights and certain “piggy-back” registration rights with respect to the initial shares, the placement shares, the placement warrants and the shares of common stock underlying the placement warrants, commencing after the expiration of their respective transfer restriction period.

Note Payables to Officer

On February 25, 2011 and March 3, 2011, the company issued unsecured promissory notes to an officer of the company in the amounts of $50,862 and $50,000, respectively, in consideration of the payment by such officer of various organizational and offering expenses on the company’s behalf and a direct loan made by such officer to the company. These notes were repaid on June 21, 2011.

Administrative Services

The company has agreed to pay its sponsor or an affiliate of its sponsor $5,000 per month for office space and general and administrative services. The company has also agreed to pay its sponsor a management fee of $10,000 per month which is used by the sponsor to pay the company’s president for services. This agreement shall continue until the earlier to occur of: (i) an initial business transaction and (ii) December 15, 2012 (which date includes an extension from September 15, 2012 as a result of the company’s entry into a letter of intent by September 15, 2012). For the nine months ended September 30, 2012, an aggregate of $90,000 in payments for administrative services and management fees were made and an additional $45,000 was accrued, compared to $45,000 in payments made for the period from January 24, 2011 (date of inception) to September 30, 2011. For the period from January 24, 2011 (date of inception) to September 30, 2012, an aggregate of $180,000 in payments for administrative services and management fees were made and an additional $45,000 was accrued.

5. COMMITMENTS AND CONTINGENCIES

The company granted Cohen & Company, as the representative of the underwriters for the public offering, a 45-day option to purchase up to 900,000 units (over and above the 6,000,000 units referred to above) solely to cover over-allotments, if any. This option expired unexercised on July 29, 2011 when the underwriters notified the company that they would not be exercising the over-allotment option.

The company has committed to pay a deferred corporate finance fee of $900,000 to PrinceRidge upon the company’s consummation of an initial business transaction. The deferred corporate finance fee of $900,000 is reflected in the accompanying interim balance sheets. PrinceRidge will not be entitled to any interest accrued on the deferred corporate finance fee. PrinceRidge will not be entitled to such fee if the company fails to consummate the initial business transaction.

6. INVESTMENTS HELD IN TRUST ACCOUNT

Upon the closing of the public offering and the private placement of 390,000 placement units, a total of $61,200,000 was placed in the trust account. Investments held in the trust account consisted of $61,198,470 in U.S. government Treasury bills with a maturity of 180 days or less and another $36,230 in cash as of September 30, 2012, and $61,199,721 in U.S. government Treasury bills with a maturity of 180 days or less and another $1,765 in cash as of December 31, 2011. The carrying amounts for the U.S. government Treasury bills, excluding accrued interest income, gross unrealized holding losses and fair value of held-to-maturity securities at September 30, 2012 and December 31, 2011 were as follows:

	Carrying Amount	Gross Unrealized Holding Gains (Losses)	Fair Value
Held-to-maturity:
U.S. Treasury Securities – September 30, 2012	$61,198,470	($306)	$61,198,164
U.S. Treasury Securities – December 31, 2011	61,199,721	111	61,199,832

7. FAIR VALUE MEASUREMENTS

The company has adopted ASC 820, “Fair Value Measurement”, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. The adoption of ASC 820 did not have an impact on the company’s financial position or results of operations.

The following table presents information about the company’s assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2012 and December 31, 2011, and indicates the fair value hierarchy of the valuation techniques the company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability:

Description	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets: U.S. Treasury Securities – September 30, 2012	$61,198,164	$61,198,164	$—	$—
U.S. Treasury Securities – December 31, 2011	61,199,832	61,199,832	—	—

8. STOCKHOLDERS’ EQUITY

Common Stock

The company is authorized to issue 100,000,000 shares of common stock. Holders of the company’s common stock are entitled to one vote for each share. At September 30, 2012 and December 31, 2011, there were 3,000,000 shares of common stock outstanding, excluding 5,520,000 shares subject to possible redemption. On June 13, 2011, the company effectuated a 0.75625-for-1 reverse stock split. On June 15, 2011, the company effectuated an approximately 0.80331-for-1 reverse stock split. Unless otherwise stated, all share amounts, weighted average amounts and earnings per share amounts have been restated to reflect the retroactive effect of the reverse stock splits.

Preferred Stock

The company is authorized to issue 1,000,000 shares of preferred stock, in one or more series, with such designations, voting and other rights and preferences as may be determined from time to time by the board of directors. At September 30, 2012 and December 31, 2011, the company has not issued any shares of preferred stock.

9. SUBSEQUENT EVENTS

On October 19, 2012, the company, Merger Sub, IDE and the Representative entered into the Agreement, pursuant to which the parties intend to consummate the Merger. Based in Houston, Texas, IDE is an established manufacturer of drilling rigs and rig components and provider of rig refurbishment and reconfiguration services to contract drilling companies worldwide. IDE’s customers are primarily land and offshore drilling contractors that operate globally.

Concurrently with the execution of the Agreement, the company commenced a tender offer (the “Tender Offer”), which provides its stockholders with the opportunity to redeem their common shares of common stock for cash equal to $10.20 per share, equal to their pro rata share of the aggregate amount then in the trust account set up to hold the net proceeds of the company’s initial public offering, less taxes, upon the expiration of the Tender Offer, which is expected to occur simultaneously with the consummation of the Merger.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Integrated Drilling Equipment Company Holdings

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ deficit, and of cash flows present fairly, in all material respects, the financial position of Integrated Drilling Equipment Company Holdings and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the Standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

May 29, 2012

Integrated Drilling Equipment Company Holdings

CONSOLIDATED BALANCE SHEETS

	December 31,
(in thousands, except share and par value)	2011	2010
Assets
Current assets
Cash and cash equivalents	$4,129	$5,920
Restricted cash	—	379
Accounts receivable, net	30,698	20,549
Inventories, net	29,595	10,108
Deferred tax assets	4,133	3,940
Prepaid expenses and other current assets	404	266

Total current assets	$68,959	$41,162

Intangibles, net	$3,714	$2,103
Property, equipment and improvements, net	2,758	1,373
Deferred financing costs, net	471	507
Deferred tax assets	245	2,082
Deposits	81	67

Total assets	$76,228	$47,294

Liabilities and Stockholders’ Deficit
Current liabilities
Current maturities of long-term debt	$1,667	$6,500
Current portion of capital lease obligations	36	—
Trade accounts and other payables	26,308	17,889
Accrued liabilities	4,291	4,843
Customer advanced billings and payments, and other	46,643	4,849

Total current liabilities	$78,945	$34,081

Long-term debt, less current maturities	$3,195	$19,993
Capital lease obligations, net of current	36	—

Total liabilities	$82,176	$54,074

Commitments and contingencies (Note 12)

Stockholders’ deficit
Preferred stock $.001 par value
Authorized shares 0 and 25,000,000, respectively
Issued shares 0 and 24,371,345, respectively	—	24
Common stock $0.001 par value
Authorized shares 20,000 and 100,000,000, respectively
Issued shares 9,000 and 40,618,906, respectively	—	41
Accumulated deficit	(5,948)	(6,845)

Total stockholders’ deficit	(5,948)	(6,780)

Total liabilities and stockholders’ deficit	$76,228	$47,294

The accompanying notes are an integral part of these consolidated financial statements.

Integrated Drilling Equipment Company Holdings

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2011	2010	2009
Revenue
Products	$93,397	$78,502	$20,864
Services	70,223	37,978	45,951

Total revenue	163,620	116,480	66,815

Cost of goods sold and services, exclusive of depreciation expense shown below
Products	85,651	63,595	15,507
Services	49,445	28,877	35,318

Total cost of goods sold and services	135,096	92,472	50,825

Selling, general and administrative expense	19,862	14,311	14,965
Depreciation and amortization expense	1,245	793	760

Income from operations	7,417	8,904	265

Other (income) expense
Interest expense	3,695	5,156	5,547
Interest income	(105)	(47)	(109)
Other (income) expense	(51)	48	(12)

Income (loss) before income taxes	3,878	3,747	(5,161)

Income taxes
Current	92	156	152
Deferred	1,644	1,369	(1,908)

Total income taxes	1,736	1,525	(1,756)

Net income (loss)	$2,142	$2,222	$(3,405)

The accompanying notes are an integral part of these consolidated financial statements.

Integrated Drilling Equipment Company Holdings

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

	Shares Issued		Stock		Retained Earnings (Deficit)	Total Stockholders’ Equity (Deficit)
(in thousands, except share data)	Common	Preferred	Common	Preferred
Balances at December 31, 2008	40,618,906	24,371,345	$41	$24	$(5,662)	$(5,597)
Net loss	—	—	—	—	(3,405)	(3,405)

Balances at December 31, 2009	40,618,906	24,371,345	41	24	(9,067)	(9,002)
Net income	—	—	—	—	2,222	2,222

Balances at December 31, 2010	40,618,906	24,371,345	41	24	(6,845)	(6,780)
Net income	—	—	—	—	2,142	2,142
Restructuring due to merger between Integrated Drilling Equipment Company and Integrated Drilling Equipment Company Holdings	(40,618,906)	(24,371,345)	(41)	(24)	65	—
Issuance of common shares	10,000	—	—	—	—	—
Repurchase of common shares	(1,000)	—	—	—	(1,310)	(1,310)

Balances at December 31, 2011	9,000	—	$—	$—	$(5,948)	$(5,948)

The accompanying notes are an integral part of these consolidated financial statements.

Integrated Drilling Equipment Company Holdings

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(in thousands)	2011	2010	2009
Operating activities
Net income (loss)	$2,142	$2,222	$(3,405)
Adjustments to net income
Depreciation and amortization expense	1,245	793	760
Deferred income tax (benefit)	1,644	1,369	(1,908)
Provision for bad debts	112	395	361
Amortization of deferred financing costs	508	280	309
Loss (gain) on sale of fixed assets	—	3	(1)
Changes in operating assets and liabilities
Trade accounts receivable	(10,261)	(14,097)	14,286
Inventories	(19,487)	3,597	14,786
Other current assets	241	708	1,004
Trade accounts and other payables	8,419	13,112	(17,991)
Accrued liabilities	(552)	970	(771)
Customer advanced billings and payments	41,794	1,519	(8,496)

Net cash provided by (used in) operating activities	25,805	10,871	(1,066)

Investing activities
Capital expenditures for intangibles	(2,084)	(2,124)	—
Capital expenditures for property, plant and equipment	(2,054)	(225)	(122)
Proceeds from sales of property, plant and equipment	—	8	6
Increase in deposits	(14)	—	—

Net cash used in investing activities	(4,152)	(2,341)	(116)

Financing activities
Issuance of long-term debt	5,000	—	—
Repayments of long-term debt	(26,631)	(5,844)	—
Repurchase of common stock	(1,310)	—	(3,818)
Payment of capital lease	(31)	—	—
Deferred financing costs	(472)	—	—
Net cash used in financing activities	(23,444)	(5,844)	(3,818)

Increase (decrease) in cash and cash equivalents	(1,791)	2,686	(5,000)
Cash and cash equivalents
Beginning of year	5,920	3,234	8,234

End of year	$4,129	$5,920	$3,234

Supplemental cash flow disclosure
Cash paid for interest	$3,292	$4,715	$5,240
Cash paid for income taxes	194	164	228

Noncash activity
Property and equipment acquired through capital leases	$103	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Integrated Drilling Equipment Company Holdings

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fiscal Years December 31, 2011, 2010, and 2009

1. NATURE OF BUSINESS

Integrated Drilling Equipment Company (“IDE”) provides products and services to customers in the oil and gas industry both domestically and internationally. The majority of our business is conducted through two operating segments (1) Electrical Products and Services and (2) Drilling Products and Services.

Our electrical segment designs, manufactures, installs and services rig electrical and control systems including SCR (silicon controlled rectifier) units and VFD (variable frequency drive) units, as well as electrical cabling, lighting systems, closed circuit video systems, gas and fire detection systems, and communication systems.

Our drilling segment is a full service provider of drilling rigs and their components. We design, manufacture, and service complete land-based drilling rigs, as well as rig subsystems and parts. We provide drilling rig services including: mechanical services, assembly testing (rig-up/final construction and commission), rig refurbishment and inspection, new rig fabrication and completion of land rig packages. Additionally, we fabricate mud tanks, masts and substructures, dog houses and other products.

The accompanying consolidated financial statements and related footnotes are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

As used in the report, “we,” “our,” “us”, “the Company” and “IDE” means Integrated Drilling Equipment Company Holdings and, where the context requires, includes our subsidiaries.

2. Summary of Significant Accounting Policies

Use of Estimates

Our Consolidated Financial Statements are expressed in U.S. dollars and have been prepared by us in accordance with accounting principles generally accepted in the United States (“GAAP”). In preparing financial statements, we make informed judgments and estimates that affect the reported amounts of assets and liabilities as of the date of the financial statements and affect the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we review our estimates, including those related to percentage of completion and related revenue recognition, deferred revenues, and inventory valuation and reserves. Changes in facts and circumstances may result in revised estimates and actual results may differ from these estimates.

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less at the time of purchase to be a cash equivalent We maintain cash in bank deposit accounts, which, at times, may exceed federally insured limits. We have not experienced any losses in such accounts.

Restricted Cash

In connection with a long-term debt agreement, we were required to maintain an amount equal to 50% of the immediately succeeding three months of interest due, in connection with provisions of our long-term debt agreement, in a restricted cash account. In October 2011, the Company repaid this associated long-term debt agreement (See Long-Term debt) and therefore are no longer required to maintain this account.

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, and long-term debt. We believe the carrying values of cash and cash equivalents, trade receivables, and trade payables to be representative of their respective fair values because of short-term maturities or expected settlement dates. The carrying value of the term debt approximates fair value due to the variable interest rate.

Accounts Receivable

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Reserves for potential losses are determined by establishing both specific and general reserves. Specific reserves are based on our estimate of the probability of collection for certain accounts. General reserves are established based on our historical experience of bad debt expense and the aging of our accounts receivable balances and specifically reserved accounts. Accounts are written-off when the account is determined to no longer be collectible, based on our past collection history or after we have exhausted all possible means of collection.

Inventories

Inventories consist of raw materials, finished goods, and work-in-process. Inventories of raw materials and finished goods are stated at the lower of cost or market using the average cost method. Allowances for excess and obsolete inventories are determined based on our historical usage of inventory on-hand as well as our future expectations related to our manufacture of product.

Intangibles

Intangibles are stated at cost, less accumulated amortization, and consist of technical drawings and engineering work relating to our rig technology and product design. Amortization is computed on a straight-line method over five years.

The carrying value of these assets is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. Factors we consider important that could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant negative industry or economic trends or unanticipated competition. Impairment of intangibles assets recorded were $44 thousand for the year ended December 31, 2011. No impairment was recorded in 2010 and 2009.

Property, Equipment and Improvements

Property, Equipment and Improvements are stated at cost, less accumulated depreciation. Expenditures for maintenance and repairs that do not extend the useful life of equipment are charged to expense as incurred. Replacements of significant items and major renewals and betterments are capitalized. When property and equipment is sold or otherwise disposed of, the related cost and accumulated depreciation or amortization are removed from the respective accounts and the resulting gain or loss on disposition is reflected in the statement of operations.

Depreciation is computed using useful lives under the straight-line method as follows:

Buildings	30 years
Leasehold improvements	Shorter of useful life or lease term
Machinery and equipment	5 years
Software	5 years
Vehicles	5 years
Furniture and fixtures	5 years

If the assets acquired under capital leases transfer title at the end of the lease term or contain a bargain purchase option, the assets are amortized over the estimated useful lives; otherwise, the assets are amortized over the respective lease term.

Deferred Financing Costs

Deferred financing costs associated with long-term debt are carried at cost and expensed using the effective interest rate method over the term of the notes. If the related debt is prepaid, the Company accelerates the recognition of an appropriate amount of the costs as interest expense.

In October 2011, in connection with the pre-payment of the $25.6 million Credit Agreement, the remaining unamortized debt issuance costs of $0.3 million were expensed and recognized as interest expense. Additionally, in connection with the $5.0 million senior secured debt agreement, the Company recorded fees in the amount of $0.5 million which were deferred and will be amortized over the life of the new agreement, of which, $28 thousand were expensed in 2011. Accumulated amortization as of December 31, 2011 and 2010 totaled $471 thousand and $953 thousand, respectively.

Long-Lived Assets

We review our long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted future cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value based on estimated fair market values. No impairment was recorded for the periods ending December 31, 2009, 2010, or 2011.

Revenue Recognition

We report earnings from firm-price and modified firm-price long-term contracts on the percentage-of-completion method. Earnings are recorded based on the ratio of costs incurred to-date to total estimated costs. Costs include direct material, direct labor, and job related overhead. Losses expected to be incurred on contracts are charged to operations in the period such losses are determined.

The percentage-of-completion method requires us to make estimates regarding the total costs of the project, progress against the project schedule and the estimated completion date, all of which impact the amount of revenue and gross margin we recognize in each reporting period. Significant projects and their related costs and profit margins are updated and reviewed at least quarterly by our senior management members. Factors that may affect future project costs and margins include weather, production inefficiencies, availability and cost of labor, materials and subcomponents and other factors. These factors can impact the accuracy of our estimates and materially impact our future reported earnings. The cumulative impact of any revisions to estimates and the full impact of anticipated losses on contracts are recognized in the period in which they become known. Losses expected to be incurred on jobs in progress, after consideration of estimated recoveries from claims and change orders are charged to income as soon as such losses are known.

The asset, “unbilled revenue,” which is included in accounts receivable, represents revenues recognized in excess of amounts billed. The liability, “customer advanced billings and payments,” represents billings in excess of revenues recognized. The asset, “work-in-process,” which is included in inventories, represents the cost of labor, material, and overhead in excess of amounts billed on jobs accounted for under the completed-contract method. Where we believe that we are unable to reasonably forecast cost-to-complete at start-up, our policy is to account for fixed-priced contracts under the completed contact method. Under this method, income is recognized only when a contract is completed or substantially complete and collection is reasonably assured.

Revenues derived from “time and material” contracts are recognized as the work is performed and collection is reasonably assured. We record revenue from our field and technical service and repair operations on a completed service basis after customer acknowledgement that the service has been completed and accepted and collection is reasonably assured. In addition, we sell certain purchased parts and products. These revenues are recorded when the product is shipped and title passes to the customer and collection is reasonably assured.

Advertising Costs

Advertising costs are expensed as incurred and are included in selling expenses. Advertising costs for December 31, 2011, 2010 and 2009 amounted to $99 thousand, $28 thousand, and $88 thousand, respectively.

Income Taxes

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the future generation of taxable income during the periods in which those temporary differences become deductible. Management has considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Concentration of Credit Risks

Our customers operate in the oil and gas industry and based on a number of economic indicators, it appears that growth in global economic activity has slowed substantially. Current energy prices are important contributors to positive cash flow for our customers as well as expectations about future spending levels. However, any prolonged increase or decrease in oil and natural gas prices affects the levels of exploration, development and production activity within the oil and natural gas industry, and can negatively impact spending by our customers.

The Company’s customers also take into account the volatility of energy prices and other risk factors by requiring higher returns for individual projects if there is a high perceived risk. Any of these factors could affect the demand for oil and natural gas and could have an adverse effect on our results of operations. The Company mitigates its exposure to credit risk by performing ongoing credit evaluations of its customer base.

For the year ended December 31, 2011, revenues from four customers exceeded 10% of revenues, and amounted to $111.6 million. For the year ended December 31, 2010, revenues from three customers exceeded 10% of revenues, and amounted to $73.8 million. For the year ended December 31, 2009, revenues from two customers exceeded 10% of revenues, and amounted to $38.9 million.

As of December 31, 2011 two customers exceeded 10% of trade accounts receivable, which aggregated approximately $12.2 million and constituted 80% of trade accounts receivable outstanding. As of December 31, 2010 two customers exceeded 10% of trade accounts receivable which aggregated approximately $3.9 million and constituted 51% of trade accounts receivable outstanding.

Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

3. Accounts Receivable

Accounts Receivable consists of the following (in thousands):

	December 31,
	2011	2010
Trade accounts receivable	$15,205	$7,741
Unbilled revenue and other	15,777	13,403
Less: Allowance for doubtful accounts	(284)	(595)

	$30,698	$20,549

4. Uncompleted Contracts

Costs, estimated earnings and billings on uncompleted contracts are summarized below (in thousands):

	December 31,
	2011	2010
Costs incurred on uncompleted contracts	$80,911	$69,668
Earned margin	10,992	8,219

Earned revenue	91,903	77,887
Less: Billings to date	122,563	(71,139)

	$(30,660)	$6,748

Included in the accompanying balance sheets under the following captions:
Accounts receivable	$15,307	$10,921
Customer advanced billings and payments	(45,967)	(4,173)

	$(30,660)	$6,748

5. Inventories

Inventories consist of the following (in thousands):

	December 31,
	2011	2010
Raw materials and finished goods, net	$7,437	$3,341
Work in process	22,158	6,767

	$29,595	$10,108

6. Intangibles

Intangibles consist of the following (in thousands):

	December 31,
	2011	2010
Rig technology and product design	$4,208	$2,124
Less: Accumulated amortization	(494)	(21)

	$3,714	$2,103

Amortization expense for the years ended December 31, 2011, 2010 and 2009 amounted to $473 thousand, $21 thousand, and $0, respectively.

7. Property, Equipment and Improvements

Property, Equipment and Improvements, including capital leases, consists of the following (in thousands):

	December 31,
	2011	2010
Machinery and equipment	$1,800	$919
Leasehold improvements	4,165	3,005
Assets under capital leases	103	—
Less: Accumulated depreciation	(3,310)	(2,551)

	$2,758	$1,373

Depreciation expense for the years ended December 31, 2011, 2010, and 2009 amounted to $740 thousand, $772 thousand, and $760 thousand, respectively.

Assets acquired under capital leases, net of accumulated depreciation, were $72 thousand and $0 thousand as of December 31, 2011 and 2010, respectively. Depreciation expense relating to these capital leases for the year ended December 31, 2011 amounted to $31 thousand.

8. Long-Term Debt

Long-Term Debt consisted of the following (in thousands):

	December 31,
	2011		2010
	Short-term	Long-term	Short-term	Long-term
$25.6 million credit agreement	$—	$—	$6,500	$19,993
$5.0 million senior secured	1,667	3,195	—	—

Total long-term debt	$1,667	$3,195	$6,500	$19,993

$5.0 Million Senior Secured Debt

In October 2011 we entered into a Credit Agreement borrowing $50 million from a financial institution which matures on October 31, 2014. The debt is collateralized by Accounts Receivable and Inventory, and bears interest at the rate of 5.75%. Our monthly principal payments are $138 thousand, and are due on the first day of every month. Payments began on December 1, 2011.

The Credit Agreement contains customary representations and warranties, including no material adverse change in the Company’s business, results of operations or financial condition. It also contains financial covenants requiring us to maintain certain interest coverage, leverage and asset coverage ratios and a minimum amount of liquidity. The Credit Agreement also includes covenants limiting the incurrence of additional debt, mergers, asset sales and partnership distributions. Events of default include nonpayment, failure to comply with covenants, materially incorrect representations, warranties and change of control. If an event of default were to occur under the Credit Agreement, the lenders would be entitled to declare all amounts borrowed under it immediately due and payable.

$20.0 Million Revolving Credit Facility

In October 2011, we entered into a $20.0 million revolving credit facility. Borrowings under the line of credit bear interest at a rate determined by the lending institution, with a minimum rate of 1.5%. The interest rate at December 31, 2011 was 4.75%. We had not utilized any of the $20.0 million revolving line of credit as of December 31, 2011.

Additionally, the lender assesses a “Lenders fee” of 0.375% on the unused portion of the revolving credit facility.

Compliance with Debt Covenants

At December 31, 2011 we were in compliance with all of our debt covenants related to our long term debt and financing arrangements.

$25.6 Million Credit Agreement

In November 2007, we entered into a Credit Agreement borrowing $25.6 million from a financial investor which was to mature on November 20, 2012. The debt was collateralized by all of our tangible and intangible assets, and bore interest at the rate of the lesser of (1) the highest lawful rate and (2) the greatest of 12.0% or LIBOR plus 6%. We also were required to pay an additional 3% interest as payment in kind, in cash or as an addition to our loan balance. Our monthly principal payments were $107 thousand with a final payment of $19.2 million due on November 20, 2012.

In October 2011, we repaid all of the outstanding debt relating to this credit agreement, which amounted to a principal portion of $20.9 million and prepayment penalties and interest of $305 thousand. Total principal and interest for the year 2011 amounted to $26.3 million and $3.5 million, respectively.

As of December 31, 2011, future principal payments of debt are as follows (in thousands):

Years Ending December 31,	Debt
2012	$1,667
2013	1,667
2014	1,528

4,862

9. Income taxes

IDE is organized as a corporation and files a consolidated income tax return.

Income tax expense (benefit) consisted of (in thousands):

	December 31,
	2011	2010	2009
Current
State	$92	$156	$152

	92	156	152

Deferred
State	34	—	—
Federal	1,610	1,369	(1,908)

	1,644	1,369	(1,908)

Total	$1,736	$1,525	$(1,756)

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss and tax credit carryforwards. The tax effects of these temporary differences and carryforwards were (in thousands):

	December 31,
	2011	2010
Deferred tax assets
Deferred tax asset-current
Capitalized loan costs	$—	$1,015
Section 754 carryover	136	136
Reserve for bad debt	98	212
Warranty reserve	130	18
Accrued wages	513	495
Vacation allowance	177	173
Inventory allowance	71	73
Net operating loss carryforwards	2,999	1,810
Other	9	8

Deferred tax asset – current	4,133	3,940

Deferred tax asset – long term
Capitalized loan costs	—	1,391
Section 754 carryover	580	669
Intangibles	59	(18)
Fixed assets	(394)	40

Deferred tax asset – long term	245	2,082

Deferred tax assets	$4,378	$6,022

We have a tax benefit of US net operating loss (“NOL”) carryforwards of $8.7 million that is available to offset future taxable income through January 1, 2030. The US NOL carryforwards may be subject to annual limitations under Section 382 of the Internal Revenue Code.

The following table summarizes the differences between income tax expense based on the Company’s effective tax rate and the federal statutory rate of 35%:

	December 31,
	2011	2010	2009
Income tax expense (benefit) at statutory rate	$1,358	$1,311	$(1,806)
State taxes	262	102	99
Permanent differences and other	116	112	(49)

Tax expense (benefit)	$1,736	$1,525	$(1,756)

As of December 31, 2011, we believe that no current tax positions that have resulted in unrecognized tax benefits will significantly increase or decrease within the next year. Our US federal tax returns currently open to audit by the Internal Revenue Service relate to the years ended December 31, 2006 through 2011.

10. Defined Contribution Plans

The Company has a 401k plan for eligible employees; however during the years ended December 31, 2011, 2010, and 2009 and we did not make any contributions to the plan.

11. Related Party Transactions

We have engaged in related party transactions with entities owned by our principal owner who is also our Chief Executive Officer. The Company has an operating lease for an airplane which commenced on December 7, 2005 and continues until termination, with Excalibur, Inc ( Excalibur”). Excalibur is 100% owned by our principal owner and Chief Executive Officer. The initial monthly lease was $7.5 thousand per month plus $1.5 thousand per hour of operation. In February 2010, the monthly lease rate increased to $10 thousand per month plus $2.5 thousand per hour of operation. Total lease payments made by the Company to Excalibur for the years ended December 31, 2011, 2010 and 2009 were $258 thousand, $327 thousand, and $233 thousand, respectively.

The Company leases a ranch facility from Independent Equipment, Inc. (“Independent”), which commenced on January 1, 2004. Independent is 100% owned by our principal owner and Chief Executive Officer. The initial monthly lease rate is 15 thousand and it does not increase per year. The lease is for a ten year term and expires on January 1, 2014. Total lease payments made by the Company to Independent for the years ended December 31, 2011, 2010 and 2009 were $180 thousand, $180 thousand and $129 thousand, respectively.

The Company has an operating lease for a 51,000 square foot facility/20 acre yard for its production and rig-up facility with SDC Black Hole, LP which commenced on May 31, 2006. Black Hole is 100% owned by our principal owner and Chief Executive Officer. The initial monthly lease rate is $30 thousand and increases approximately 9.5% per year. The lease is for a five year term and expired on May 31, 2011. On June 1, 2011, the operating lease was renewed for 5 additional years. The initial monthly rate is $45 thousand and increases approximately 7.6% per year. The lease is for a five year term and expires on June 1, 2016. Total lease payments made by the Company to Black Hole for the years ended December 31, 2011, 2010, and 2009 were $540 thousand, $510 thousand, and $453 thousand, respectively.

The Company has an operating lease for an additional 12 acres of land adjacent to our facility with Idec, LLC (Ideco) which commenced on April 1, 2008. Ideco is 33% owned by our principal owner and Chief Executive Officer and 67% owned by secondary owners. The initial monthly lease rate is $21 thousand and increases approximately 9.5% per year. The lease is for a five year term and expires on April 1, 2013. Total lease payments made by the Company to Ideco for the years ended December 31, 2011, 2010 and 2009 were $322 thousand, and $295 thousand and $270 thousand, respectively.

The Company entered into an operating lease for 7,230 square foot facility for its corporate office with 9th Green LLC which commenced on February 1, 2011. 9th Green LLC is 50% owned by our principal owner and Chief Executive Officer and 50% owned by a secondary owner. The initial monthly lease rate is $15 thousand and increases approximately 9.3% per year. The lease is for a five year term and expires on February 1, 2016. Total lease payments made by the Company to 9th Green LLC for the year ended December 31, 2011 was $150 thousand.

The Company makes various payments relating to personal expenses of our principal owner and Chief Executive Officer. For 2011, these payments amounted to $350 thousand and are included in accounts receivable. For 2010, these payments amounted to $1.1 million and were accounted as additional compensation.

12. Commitments and Contingencies

Leases

We lease office and production facilities under operating lease agreements with related parties and unrelated third party lessons. Additionally we lease certain office equipment under capital lease agreements.

Future minimum commitments under the capital lease agreements are as follows (in thousands):

Years Ending December 31,	Capital Leases
2012	$39
2013	26
2014 and thereafter	11

Total minimum lease payments	76

Less: Amounts representing interest	4

Present value of minimum lease payments	72

Less: Current portion	(36)

Total long-term portion	$36

Future minimum commitments under the operating lease agreements are as follows (in thousands):

Years Ending December 31,	Operating Leases
2012	$1,490
2013	1,271
2014	866
2015	882
2016	314
Thereafter	—

Total minimum lease payments	$4,823

The future minimum commitments above include future minimum lease payments of $4.4 million between us and related parties (Note 11).

Rent expense for the years ended December 31, 2011, 2010, and 2009 totaled $1.6 million, $1.3 million, and $1.4 million, respectively.

Employment Agreements

We have employment agreements with five employees, of which four expire on February 20, 2013 and one expires on July 6, 2014. One of the agreements provides continuing payment of certain life insurance policies by us during the term of the agreement. All of the agreements have a minimum base salary, auto allowances, and include a severance payment for the remaining term of the agreement at time of severance. As of December 31, 2011, the total salary compensation and auto allowance due over the remaining term of the agreements was approximately $1.9 million.

13. Segment Information

We have two reportable operating segments: (1) Electrical Products & Services and (2) Drilling Products & Services. Electrical Products & Services: We design manufacture install and service rig electrical and control systems including SCR’s and VFD’s, as well as electrical cabling, lighting systems, closed circuit video systems, gas and fire detection systems, and communication systems. Drilling Products & Services: We design, manufacture, and service complete land-based drilling rigs, as well as rig subsystems and parts.

The accounting policies of our reporting segments are the same as those used to prepare our consolidated financial statements as of December 31, 2011, 2010, and 2009 (in thousands):

	December 31,
	2011	2010	2009
Revenues
Electrical (1)	$55,740	$48,465	$28,131
Drilling (2)	140,554	93,400	41,065
Other/eliminations	(32,674)	(25,385)	(2,381)

Total revenues	163,620	116,480	66,815

Segment profit
Electrical	10,291	9,136	4,174
Drilling	10,485	8,150	3,036
Other/eliminations	(12,114)	(7,589)	(6,185)

Total segment profit	8,662	9,697	1,025

Depreciation and amortization expense	1,245	793	760
Interest expense	3,695	5,156	5,547
Interest income	(105)	(47)	(109)
Other (income) expense	(51)	48	(12)

Income (loss) before income taxes	$3,878	$3,747	$(5,161)

	December 31,
	2011	2010
Assets
Electrical	$30,084	$22,160
Drilling	315,119	34,945
Other/eliminations	(268,757)	(9,811)

Total assets	$76,446	$47,294

Capital expenditures
Electrical	$330	$85
Drilling	1,251	82
Other	583	58

Total capital expenditures	$2,164	$225

(1)	Includes $12,566 thousand, $12,671 thousand, and $611 thousand of inter-segment transactions for 2011, 2010, and 2009, respectively.
(2)	Includes $20,108 thousand, $12,714 thousand, and $1,770 thousand of inter-segment transactions for 2011, 2010, and 2009, respectively.

Revenues by Geographic Area:

	Years Ended December 31,
	2011	2010	2009
United States	$97,817	$63,959	$31,460
Outside the United States	65,803	52,521	35,355

Total revenue	$163,620	$116,480	$66,815

IDE categorizes its revenues geographically based on the location to which our products are shipped or services are performed.

Assets by Geographic Area:

We do not have any foreign offices or facilities and all of our assets are geographically located in the United States.

14. Common Stock

As of December 31, 2010, we were authorized to issue up to 25,000,000 of preferred shares with a par value of $.001. The Board may by resolution fix the designations and the powers, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation, the voting powers, if any, the dividend rate, conversion rights, redemption price, or liquidation preference, of any series of Preferred Stock.

On January 1, 2011 Integrated Drilling Equipment Company Holdings (the “Merging Entity”) and Integrated Drilling Equipment Company (the “Merged Entity) entered into a plan of merger with the surviving corporation being Integrated Drilling Equipment Company Holdings. The Merging Entity consists of 20,000 shares of common stock with a par value of $0.001 per share, of which 10,000 were issued and outstanding at completion of merger.

On July 29, 2011, the Company entered into a Share Repurchase Agreement with one of its shareholders, whereas the Company repurchased 1,000 shares of common stock, par value $0.001 per share, for a total purchase price of $1.31 million. The shares repurchased were then cancelled.

15. Subsequent Events

The Company has performed an evaluation of subsequent events through May 29, 2012, which is the date the financial statements were available to be issued.

Integrated Drilling Equipment Company Holdings

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

(in thousands, except share and par value)	September 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	$1,924	$4,129
Restricted cash	464	—
Accounts receivable, net	35,615	30,698
Inventories, net	14,734	29,595
Deferred tax assets	3,053	4,133
Prepaid expenses and other current assets	148	404

Total current assets	$55,938	$68,959

Intangibles, net	$4,717	$3,714
Property, equipment and improvements, net	3,026	2,758
Deferred financing costs, net	346	471
Deferred tax assets	500	245
Deposits	91	81

Total assets	$64,618	$76,228

Liabilities and Stockholders’ Deficit
Current liabilities
Current maturities of long-term debt	$1,667	$1,667
Current portion of capital lease obligations	44	36
Trade accounts and other payables	37,946	26,308
Accrued liabilities	7,600	4,291
Customer advanced billings and payments, and other	6,862	46,643

Total current liabilities	$54,119	$78,945

Long-term debt, less current maturities	$15,197	$3,195
Capital lease obligations, net of current	40	36

Total liabilities	$69,356	$82,176

Commitments and contingencies

Stockholders’ deficit
Common stock $0.001 par value
Authorized shares 20,000
Issued shares 9,000	—	—
Accumulated deficit	(4,738)	(5,948)

Total stockholders’ deficit	(4,738)	(5,948)

Total liabilities and stockholders’ deficit	$64,618	$76,228

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Integrated Drilling Equipment Company Holdings

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Nine Months Ended September 30,
	2012	2011
Revenue
Products	$185,416	$47,600
Services	52,955	42,306

Total revenue	238,371	89,906

Cost of goods sold and services, exclusive of depreciation expense shown below
Products	177,307	41,605
Services	34,479	28,160

Total cost of goods sold and services	211,786	69,765

Selling, general and administrative expense	22,529	15,155
Depreciation and amortization expense	1,370	915

Income from operations	2,686	4,071

Other (income) expense
Interest expense	742	2,917
Interest income	—	(89)
Other income	(153)	(49)

Income before income taxes	2,097	1,292

Income tax provision (benefit)
Current provision (benefit)	62	109
Deferred provision (benefit)	825	473

Total income taxes	887	582

Net income	$1,210	$710

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Integrated Drilling Equipment Company Holdings

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(unaudited)

	Shares Issued		Stock		Retained Earnings	Total Stockholders’
(in thousands, except share data)	Common	Preferred	Common	Preferred	(Deficit)	Equity (Deficit)
Balances at December 31, 2011	9,000	—	—	—	(5,948)	(5,948)
Net income	—	—	—	—	1,210	1,210

Balances at September 30, 2012	9,000	—	$—	$—	$(4,738)	$(4,738)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Integrated Drilling Equipment Company Holdings

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Nine Months Ending September 30
	2012	2011
Operating activities:
Net income	$1,210	$710
Adjustments to net income:
Depreciation and amortization expense	1,370	915
Deferred income tax (benefit)	825	473
Amortization of deferred financing costs	125	208
Changes in operating assets and liabilities:
Trade accounts receivable	(4,917)	(5,732)
Inventories	14,861	(18,269)
Prepaid expenses and other current assets	256	(105)
Trade accounts and other payables	11,638	(720)
Accrued liabilities	3,309	(227)
Customer advanced billings and payments	(39,781)	78,789

Net cash provided by (used in) operating activities	(11,104)	56,042

Investing activities:
Capital expenditures for intangibles	(1,577)	(1,779)
Capital expenditures for property, plant and equipment	(1,022)	(770)
Restricted cash	(464)	—
Increase in deposits	(10)	(106)

Net cash used in investing activities	(3,073)	(2,655)

Financing activities:
Issuance of long-term debt	29,000	—
Repayments of long-term debt	(16,998)	(5,418)
Repurchase of common stock	—	(655)
Payments on capital leases	(30)	—

Net cash used in financing activities	11,972	(6,073)

Increase (decrease) in cash and cash equivalents	(2,205)	47,314
Cash and cash equivalents at beginning of period	4,129	5,920

Cash and cash equivalents at end of period	$1,924	$53,234

Supplemental Cash Flow Disclosure :
Cash paid for interest	$576	$2,709
Cash paid for income tax	145	195

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Integrated Drilling Equipment Company Holdings

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012 and 2011

1. Nature of Business and Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of Integrated Drilling Equipment Company Holdings (“IDE”) and its wholly owned subsidiaries. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim periods. In the opinion of management of IDE (the “Company”), these unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the Company’s financial position and operating results for the periods disclosed. All intercompany balances and transactions have been eliminated in consolidation. The accounting policies followed by the Company are set forth in Note 2 of the audited consolidated financial statements for the year ended December 31, 2011 included elsewhere in this document, and are supplemented by the notes to these unaudited consolidated financial statements. There have been no significant changes to these policies and it is suggested that these unaudited condensed consolidated financial statements be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011.

These interim financial statements are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchanges Commission (“SEC”) regarding interim financial reporting. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States of America (“GAAP”) for complete consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011 included elsewhere in this document. While the year-end balance sheet data was derived from audited financial statements, this interim report does not include all disclosures required by GAAP for annual periods. These unaudited interim condensed consolidated financial statements reflect all of the adjustments that are, in the opinion of management, necessary for fair statement of the results for the periods presented. Interim results are not necessarily indicative of the results that may be expected for a full year.

Our Consolidated Financial Statements are expressed in U.S. dollars and have been prepared by us in accordance with accounting principles generally accepted in the United States (“GAAP”). In preparing financial statements, we make informed judgments and estimates that affect the reported amounts of assets and liabilities as of the date of the financial statements and affect the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we review our estimates, including those related to percentage of completion and related revenue recognition, deferred revenues, costs, estimated earnings and billings, intangible assets and inventory valuation and reserves. Changes in facts and circumstances may result in revised estimates and actual results may differ from these estimates.

2. Accounts Receivable:

	September 30,	December 31,
	2012	2011
Trade accounts receivable	$20,095	$15,205
Unbilled revenue and other	15,804	15,777
Less: Allowance for doubtful accounts	(284)	(284)

	$35,615	$30,698

Integrated Drilling Equipment Company Holdings

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012 and 2011

3. Uncompleted Contracts

Costs, estimated earnings and billings on uncompleted contracts are summarized below (in thousands):

	September 30,	December 31,
	2012	2011
Costs incurred on uncompleted contracts	$263,254	$80,911
Earned margin	23,414	10,992

Earned revenue	286,668	91,903
Less: Billings to date	(278,850)	(122,563)

	$7,818	$(30,660)

	September 30,	December 31,
	2012	2011
Included in the accompanying balance sheets under the following captions
Accounts receivable	$14,634	$15,307
Customer advanced billings and payments	(6,816)	(45,967)

	$7,818	$(30,660)

4. Inventories

Inventories consist of the following (in thousands):

	September 30,	December 31,
	2012	2011
Raw materials and finished goods, net	$10,066	$7,437
Work in process	4,668	22,158

	$14,734	$29,595

5. Intangibles

Intangibles consist of the following (in thousands):

	September 30,	December 31,
	2012	2011
Rig technology and product design	$5,786	$4,208
Less: Accumulated amortization	(1,069)	(494)

	$4,717	$3,714

Amortization expense for the nine months ended September 30, 2012 and 2011 amounted to $574 thousand and $354 thousand, respectively.

Integrated Drilling Equipment Company Holdings

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012 and 2011

6. Property, Equipment and Improvements

Property, Equipment and Improvements, including capital leases, consists of the following (in thousands):

	September 30, 2012	December 31, 2011
Machinery and equipment	$2,442	$1,800
Leasehold improvements	4,544	4,165
Assets under capital leases	146	103
Less: Accumulated depreciation	(4,106)	(3,310)

	$3,026	$2,758

Depreciation expense for the nine months ended September 30, 2012 and 2011 amounted to $796 thousand and $561 thousand, respectively.

7. Long-Term Debt

Long-Term Debt consisted of the following (in thousands):

	September 30, 2012		December 31, 2011
	Short-term	Long-term	Short-term	Long-term
$5.0 million senior secured	$1,667	$1,944	$1,667	$3,195
$20.0 million revolving credit facility	—	13,253	—	—

Total long-term debt	$1,667	$15,197	$1,667	$3,195

$5.0 Million Senior Secured Debt

In October 2011, we entered into a Credit Agreement borrowing $5.0 million from a financial institution which matures on October 31, 2014. The debt is collaterized by Accounts Receivable and Inventory, and bears interest at the rate of 5.75%. Our monthly principal payments are $138 thousand, and are due on the first day of every month. Payments began on December 1, 2011.

The Credit Agreement contains customary representations and warranties, including no material adverse change in the Company’s business, results of operations or financial condition. It also contains financial covenants requiring us to maintain certain interest coverage, leverage and asset coverage ratios and a minimum amount of liquidity. The Credit Agreement also includes covenants limiting the incurrence of additional debt, mergers, asset sales and partnership distributions. Events of default include nonpayment, failure to perform covenants, materially incorrect representations, warranties and change of control. If an event of default were to occur under the Credit Agreement, the lenders would be entitled to declare all amounts borrowed under it immediately due and payable.

$20.0 Million Revolving Credit Facility

In October 2011, we entered into a $20.0 million revolving credit facility. Borrowings under the line of credit bear interest at a rate determined by the lending institution, with a minimum rate of 1.5%. The interest rate at December 31, 2011 was 4.75%. We had not utilized any of the $20.0 million revolving line of credit as of December 31, 2011. The balance due on the revolver as of September 30, 2012 was $13.3 million.

Integrated Drilling Equipment Company Holdings

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012 and 2011

Additionally, the lender assesses a “Lenders fee” of 0.375% on the unused portion of the revolving credit facility determined on a monthly basis.

Compliance with Debt Covenants

At September 30, 2012 we were in compliance with all of our debt covenants related to our long term debt and financing arrangements.

Integrated Drilling Equipment Company Holdings

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012 and 2011

8. Segment Information

We have two reportable operating segments: (1) Electrical Products & Services and (2) Drilling Products & Services. Electrical Products & Services: We design, manufacture, install and service rig electrical and control systems including SCR’s and VFD’s, as well as electrical cabling, lighting systems, closed circuit video systems, gas and fire detection systems, and communication systems. Drilling Products & Services: We design, manufacture, and service complete land-based drilling rigs, as well as rig subsystems and parts.

The accounting policies of our reporting segments are the same as those used to prepare our consolidated financial statements as of September 30, 2012 and 2011 (in thousands):

	September 30,
	2012	2011
Revenues
Electrical	$74,904	$37,071
Drilling	190,975	73,780
Other/eliminations	(27,508)	(20,945)

Total revenues	238,371	89,906

Segment profit
Electrical	15,941	7,646
Drilling	(1,754)	7,066
Other/eliminations	(10,131)	(9,726)

Total segment profit	4,056	4,986
Depreciation and amortization expense	1,370	915
Interest expense	742	2,917
Interest income	—	(89)
Other	(153)	(49)

Income before income taxes	$2,097	$1,292

	September 30,
	2012	2011
Assets
Electrical	$105,157	$49,061
Drilling	471,224	234,661
Other/eliminations	(511,763)	(163,948)

Total assets	$64,618	$119,774

Capital expenditures
Electrical	$152	$197
Drilling	686	171
Other	225	403

Total capital expenditures	$1,063	$771

Integrated Drilling Equipment Company Holdings

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012 and 2011

9. Self-Insured Health Program

Insurance

The Company maintains a self-insured health benefits plan, which provides medical benefits to employees selecting coverage under the plan. The Company maintains a reserve for incurred but not reported medical claims. The reserve is an estimate based on historical experience, as well as the number of participants and other assumptions, some of which are subjective. As any of these factors change, the Company will adjust its self-insurance medical benefits reserve accordingly. For 2012, we have stop loss insurance for claims in excess of $75 thousand per individual and claims in excess of $1 million aggregate group loss. The Company believes its insurance reserves are adequate.

Restricted Cash

The Company has voluntarily set aside funds to be used for claims relating to its self-insured health benefit program. As of September 30, 2012, the company has restricted $464 thousand of cash to be used for this purpose.

10. Subsequent Events

The Company has performed an evaluation of subsequent events through November 13, 2012, which is the date the financial statements were available to be issued.

Report of Independent Certified Public Accountant

The Board of Directors

Rig Works, Inc.

Odessa, Texas

We have audited the accompanying balance sheets of Rig Works, Inc. (a Texas corporation) (the “Company”) as of June 30, 2012 and 2011 and the related statements of earnings and changes in stockholders’ equity and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rig Works, Inc. as of June 30, 2012 and 2011, and the results of its operations and changes in stockholders’ equity and cash flows for the fiscal years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ Wayne M. Manning, CPA

September 14, 2012

Rig Works, Inc.

(A Texas Corporation)

Balance Sheets

	June 30, 2012	June 30, 2011
ASSETS

Current Assets
Cash and cash equivalents	$2,754,257	$5,190,701
Certificates of deposit	1,336,743	326,498
Trade accounts receivable, net of allowance of $31,636 for 2012 and 2011	1,654,749	1,171,474
Unbilled revenues	219,744	294,420
Inventories	8,087,840	4,139,126
Costs and estimated earnings in excess of billings on contracts in Progress	960,776	197,014
Prepaid expenses	58,098	12,312
Notes receivable	47,000	—
Trading securities	29,286	10,000
Deposits with vendors	—	39,211
Receivable from related party	—	105,105

Total current assets	15,148,493	11,485,861

Deferred Income Taxes Receivable	16,073	120,217

Plant and Equipment, at Cost, Net	1,531,952	1,351,717

Total assets	$16,696,518	$12,957,795

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$2,504,289	$1,355,884
Current portion of long-term debt	12,238	—
Billings in excess of costs and estimated earnings on contracts in progress	195,590	1,543,856
Accrued liabilities	789,290	203,395
Customer deposits	5,241,962	3,056,108

Total current liabilities	8,743,369	6,159,243

Deferred Income Taxes Payable	—	—

Long-Term Debt	17,544	—

Commitments and Contingencies	—	—

Stockholders’ Equity
Common stock, $1.00 par value, 100,000 authorized shares, 1,180 shares issued and outstanding	1,180	1,180
Additional paid in capital	1,040,320	1,040,320
Retained earnings	6,894,105	5,757,052

Total stockholders’ equity	7,935,605	6,798,552

Total liabilities and stockholders’ equity	$16,696,518	$12,957,795

The accompanying notes are an integral part of these financial statements.

Rig Works, Inc.

(A Texas Corporation)

Statements of Earnings

	Year Ended June 30, 2012	Year Ended June 30, 2011
Operating Revenue

Contract revenue	$20,554,478	$6,184,739
Other revenue	8,958,803	9,141,368

Total operating revenue	29,513,281	15,326,107

Cost of Sales	24,509,319	13,168,387

Gross Profit	5,003,962	2,157,720

Operating Expenses

Advertising	177,463	107,370
Automobile and travel	378,996	315,690
Contributions	120,825	308,623
Depreciation	22,842	21,644
Dues and subscriptions	21,831	18,786
Facility costs	25,122	23,143
Insurance	17,780	14,224
Office supplies	16,747	10,506
Other	114,900	45,517
Payroll and related expenses	2,041,372	763,439
Postage	9,757	3,963
Professional fees	58,449	39,551
Repairs	216,912	245,618
Taxes, other	47,692	42,886
Telecommunications	31,108	28,191

Total operating expenses	3,301,796	1,989,151

Operating Income	1,702,166	168,569

Other Income (Expense)
Interest income	26,871	6,849
Interest expense	(2,222)	(3,128)
Gain on sale of fixed assets	6,286	12,343
Provision for bad debts	(8,417)	(3,412)
Other	25	—

Total other income (expense)	22,543	12,652

Income Before Income Taxes	1,724,709	181,221

Income Tax Expense/(Benefit)
Current	483,513	168,124
Deferred	104,143	(104,731)

Total income tax expense/(benefit)	587,656	63,393

NET INCOME	$1,137,053	$117,828

The accompanying notes are an integral part of these financial statements.

Rig Works, Inc.

(A Texas Corporation)

Statement of Changes in Stockholders’ Equity

Years Ended June 30, 2012 and 2011

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance, June 30, 2010	$1,180	1,040,320	5,639,224	6,680,724

Net income for the year ended June 30, 2011	—	—	117,828	117,828

Balance, June 30, 2011	1,180	1,040,320	5,757,052	6,798,552

Net income for the year ended June 30, 2012	—	—	1,137,053	1,137,053

Balance, June 30, 2012	$1,180	1,040,320	6,894,105	7,935,605

The accompanying notes are an integral part of these financial statements.

Rig Works, Inc.

(A Texas Corporation)

Statements of Cash Flows

	Year Ended June 30, 2012	Year Ended June 30, 2011
Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:
Net income	$1,137,053	$117,828
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:
Depreciation and amortization	456,830	432,885
Deferred income taxes	104,143	(104,731)
Provision for bad debts	—	—
Gain on sale of fixed assets	—	(12,343)
Change in assets and liabilities:
(Increase)/decrease in trade accounts receivable and unbilled revenues	(408,599)	152,152
Increase in inventories	(3,948,714)	(1,150,429)
(Increase)/decrease in other assets	(6,575)	76,563
(Increase)/decrease in costs and estimated earnings in excess of billings on contracts in progress	(763,762)	128,392
Increase in trade accounts payable	1,148,405	353,735
Increase in accrued liabilities	585,895	80,287
(Decrease)/increase in billings in excess of costs and estimated earnings on contracts in progress	(1,348,266)	1,543,856
Increase in customer deposits	2,185,854	2,941,254

Net cash (used in)/provided by operating activities	(857,736)	4,559,449

Cash flows from investing activities:
Purchases of certificates of deposit	(1,010,245)	(4,865)
Repayments of related party receivable, net	105,105	237,769
Acquisition of notes receivable	(47,000)	—
Acquisition of trading securities	(19,286)	(10,000)
Proceeds from the sale of fixed assets	—	25,500
Acquisition of plant and equipment	(637,065)	(176,990)

Net cash (used in)/provided by investing activities	(1,608,491)	71,414

Cash flows from financing activities:
Proceeds from notes payable	29,783	—

Net cash provided by financing activities	29,783	—

Net (decrease)/increase in cash and cash equivalents	(2,436,444)	4,630,863
Cash and cash equivalents at beginning of year	5,190,701	559,838

Cash and cash equivalents at end of year	$2,754,257	$5,190,701

Cash paid during the year for:
Interest	$2,222	$3,128

Income taxes	$100,000	$100,000

The accompanying notes are an integral part of these financial statements.

Rig Works, Inc.

(A Texas Corporation)

Notes to Financial Statements

(1)	DESCRIPTION OF BUSINESS

Rig Works, Inc. (the “Company”) was incorporated in Texas on July 1, 2005, primarily for the purpose of engaging as a rig manufacturer/servicer for the oil and gas industry. The Company provides services and grants credit to customers operating in the west Texas and southeastern New Mexico geographic areas.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from such estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the Company’s recognition of revenues, our estimate of the allowance for doubtful accounts, estimate of asset impairment and the determination of depreciation expense.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all cash, money market accounts and other highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash balances at primarily one financial institution which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on such accounts.

Trade Accounts Receivable

The Company’s trade accounts receivable arise from sales of service, parts and components to the oil and gas industry. An allowance for uncollectible accounts is provided for estimated amounts not expected to be collected.

Inventories

Inventories are valued at the lower of average cost or market.

Concentration of Credit Risk and Off-Balance Sheet Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. The Company has no significant off-balance sheet risk such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. The Company places its cash with primarily one institution, which management believes has high credit quality.

The Company provides credit in the form of invoiced accounts receivable to customers in the normal course of business. Collateral is not required for trade accounts receivable, but ongoing credit evaluations of customers are performed. Management provides for an allowance for doubtful accounts on a specifically identified basis, as well as through historical experience applied to an aging of accounts. Trade accounts receivable are written off when deemed uncollectible. To date write-offs have not been material.

Investments

The Company determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Held-to-maturity securities are recorded as either short term or long term on the balance sheet, based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held to maturity or as trading, are classified as available for sale, and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders’ equity.

The fair value of substantially all securities is determined by quoted market prices. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) ASC 820 (formerly SFAS 157), Fair Value Measurements, require disclosure of fair value information about financial instruments, whether or not recognized in the accompanying balance sheet. Fair value is defined as the amount at which an instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. The fair value estimates of financial instruments are not necessarily indicative of the amounts we might pay or receive in actual market transactions. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The Company’s financial instruments are cash and cash equivalents, accounts receivable, and accounts payable. The recorded values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values based on their short-term nature. Disclosure about fair value of financial instruments is based on pertinent information available to management as of June 30, 2012.

Plant and Equipment

Plant and equipment is carried at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated economic useful lives. The method of depreciation does not change when equipment becomes idle. The estimated useful lives of the respective assets as defined below.

Machinery and equipment	3 to 10 years
Furniture and fixtures	7 years
Leasehold improvements	10 years
Vehicles	5 years
Computer equipment	3 years

Maintenance and Repairs

Maintenance and repairs are charged to expense when incurred. Renewals or betterments which extend the life or improve existing property and equipment are capitalized.

Retirements

Upon disposition or retirement of property and equipment, the cost and related accumulated depreciation are removed and any resulting gain or loss is credited or charged to operations.

Impairment of Long-Lived Assets

The Company periodically evaluates the recoverability of the carrying value of its long-lived assets and identifiable intangibles and whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Examples of events or changes in circumstances that indicate that the recoverability of the carrying amount of an asset should be assessed include but are not limited to the following: a significant decrease in the market value of an asset, a significant change in the extent or matter in which an asset is used or a significant physical change in an asset, a significant adverse change in legal factors or in the business climate that could affect the value of an asset or an adverse action or assessment by a regulator, an accumulation of costs significantly in excess of the amount originally expected to acquire or construct an asset, and/or a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with an asset used for the purpose of producing revenue. Application of this standard during the year ended June 30, 2012 did not result in an impairment loss.

Revenue Recognition

The Company’s service work is generally completed within thirty days. Service revenue is recognized upon performance of the service.

The Company recognizes revenues from construction contracts using the percentage of completion method. Under this method of revenue recognition, revenues are recognized based upon the percentage that labor hours incurred to date bear to estimated total labor hours based upon the most recent information. If the estimate of total contract costs indicates a loss, provision is made for the entire amount of such estimated loss. Changes in job performance, job conditions, and estimated profitability may result in revisions to cost and income, which are recognized in the period in which the revisions are determined. Changes in estimated job profitability resulting from job performance, job conditions, contract penalty provisions, claims, change orders, and settlements, are accounted for as changes in estimates in the current period.

Costs and estimated earnings in excess of billings on uncompleted contracts represent revenues recognized in excess of amounts billed. Billings in excess of costs and estimated earnings on uncompleted contracts are reflected as current liabilities.

Comprehensive Income

Comprehensive income is defined as changes in stockholders’ equity, exclusive of transactions with stockholders (such as capital contributions and dividends). The Company did not have any comprehensive income items in 2012 or 2011 other than the net earnings as reported.

Date of Management’s Review

Management has evaluated subsequent events through September 14, 2012, the date that the financial statements were available to be issued.

Advertising Expense

All advertising costs are expensed when incurred. Advertising expense was approximately $177,463 and $107,370 for the years ended June 30, 2012 and 2011, respectively.

Income Taxes

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. The realization of deferred tax assets is based on historical tax positions and management’s expectations about future taxable income. The liability method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not to occur.

Environmental Matters

The Company is subject to various federal, state and local laws and regulations relating to the protection of the environment. The Company has established procedures for the ongoing evaluation of its operations, to identify potential environmental exposures and to comply with regulatory policies and procedures. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or clean-ups are probable, and the costs can be reasonably estimated. The Company maintains insurance which may cover in whole or in part certain environmental expenditures. At June 30, 2012, the Company had no environmental matters requiring specific disclosure or requiring the recognition of the liability.

Recently Issued Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (“FASB”) issued ASC Topic 805, “Business Combinations” (“ASC Topic 805”). ASC Topic 805 amends the provisions for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. ASC Topic 805 is effective for contingent assets and contingent liabilities acquired in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company expects ASC Topic 805 will have a future impact on its consolidated financial statements, but the nature and magnitude of the specific effects will depend upon the nature, term and size of the acquired contingencies.

In April 2009, FASB issued ASC Topic 825, “Financial Instruments” (“ASC Topic 825”). ASC Topic 825 extends the annual disclosure requirements regarding the fair value of financial instruments to interim financial statements of publicly traded companies. ASC Topic 825 is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. On July 1, 2009, the Company adopted ASC Topic 825. There was no significant impact to the Company’s financial statements from the adoption of ASC Topic 825.

In May 2009, FASB ASC 855 (formerly SFAS 165), Subsequent Events, was issued. ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date (“subsequent events”), but before the financial statements are issued or available to be issued and requires disclosure of the date through which the entity has evaluated subsequent events and the basis for that date. ASC 855 is effective for interim and annual periods ending after June 15, 2009; the Company adopted ASC 855 for the quarter ended June 30, 2009. The adoption did not have a material impact on the Company’s financial statements.

In June 2009, FASB ASC 105 (formerly SFAS 168), The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, was issued. ASC 105 is the single official source of authoritative U.S. GAAP, superseding all other accounting literature except that issued by the Securities and Exchange Commission. As of July 2009, only one level of authoritative

U.S. GAAP exists. All other literature will be considered non-authoritative. The Codification does not change U.S. GAAP; instead, it introduces a new referencing system that is designed to be an easily accessible, user-friendly online research system. ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted ASC 105 for the year ended June 30, 2010. The adoption did not have a material impact on the Company’s financial statements.

Recently Issued Accounting Pronouncements, continued

In January 2010, the FASB issued ASC Update 2010-06, “Fair Value Measurements and Disclosures” (“ASC Update 2010-06”) that requires additional disclosures surrounding transfers in and out of Levels 1 and 2, inputs and valuation techniques used to value Level 2 and 3 measurements, and push down of previously prescribed fair value disclosures to each class of asset and liability for Levels 1, 2, and 3. This new authoritative guidance is effective for interim and annual reporting periods beginning after December 15, 2009. The Company will apply the new authoritative guidance in 2010. ASC Update 2010-06 also requires that purchases, sales, issuances, and settlements for Level 3 measurements be disclosed. This portion of the new authoritative guidance is effective for interim and annual reporting periods beginning after December 15, 2010. The Company applied this new authoritative guidance in the Company’s 2011 financial statements. The adoption of ASC Update 2010-06 did not have a material impact on the Company’s financial statements.

In June 2009, FASB ASC 105 (formerly SFAS 168), The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, was issued. ASC 105 is the single official source of authoritative U.S. GAAP, superseding all other accounting literature except that issued by the Securities and Exchange Commission. As of July 2009, only one level of authoritative U.S. GAAP exists. All other literature will be considered non-authoritative. The Codification does not change U.S. GAAP; instead, it introduces a new referencing system that is designed to be an easily accessible, user-friendly online research system. ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted ASC 105 for the year ended June 30, 2011. The adoption did not have a material impact on the Company’s financial statements.

Management does not believe these new standards will have a material impact on its financial statements.

Reclassifications

Certain amounts in the 2011 financial statements have been reclassified to conform to the current year’s presentation.

(3)	TRADING SECURITIES

The Company’s short-term investments comprise of equity and debt securities, all of which are classified as trading securities and are carried at fair value based on quoted market prices of the securities at June 30, 2012. Net realized and unrealized gains and losses on trading securities are included in net earnings. Income activity in the years ended June 30, 2012 and 2011 was insignificant. For purposes of determining realized gains and losses, the cost of securities sold is based on specific identification.

The composition of trading securities, classified as current assets, is as follows at June 30, 2012:

	Cost	Fair Value
Mutual funds	$32,000	29,286

Total trading securities	$32,000	29,286

(4)	PLANT AND EQUIPMENT

Plant and equipment consisted of the following at June 30, 2012 and 2011:

	2012	2011
Machinery and equipment	$3,011,974	2,544,121
Office furniture and equipment	95,673	95,673
Leasehold improvements	545,394	545,394
Vehicles	651,614	564,408
Computer and computer-related equipment	179,836	119,973

	4,484,491	3,869,569
Less accumulated depreciation	2,952,539	2,517,852

	$1,531,952	1,351,717

Depreciation expense included in the accompanying statement of earnings and changes in stockholders’ equity for the year ended June 30, 2012 and 2011 aggregated $456,830 and $432,885, respectively.

(5)	CONTRACTS IN PROGRESS

Costs, estimated earnings and billings on contracts in progress at June 30, 2012 and 2011 were as follows:

	2012	2011
Costs incurred on uncompleted contracts	$1,376,673	1,277,518
Estimated earnings recognized	(61,487)	(83,525)

	1,315,186	1,193,993
Less billings	(550,000)	(2,540,835)

	$765,186	(1,346,842)

Costs and estimated earnings on uncompleted contracts are included in the accompanying balance sheet under the following captions:

	2012	2011
Costs and estimated earnings in excess of billings on contracts in progress	$960,776	197,014
Billings in excess of costs and estimated earnings on contracts in progress	(195,590)	(1,543,856)

	$765,186	(1,346,842)

(6)	ACCRUED LIABILITIES

Accrued liabilities consisted of the following at June 30, 2012 and 2011:

	2012	2011
Federal income taxes payable	$383,513	84,139
Sales tax payable	190,678	51,481
Wages and bonuses payable	167,034	53,172
Insurance payable	17,465	—
Franchise taxes payable	15,021	—
Property taxes payable	15,579	14,603

	$789,290	203,395

(7)	INCOME TAXES

Taxes are provided on all revenues and expenses in the statement of earnings, regardless of the period in which such items are recognized for income tax purposes, except for items representing a permanent difference between pretax accounting income and taxable income. The following is a reconciliation of current tax expense at June 30, 2012 and 2011:

	2012	2011
Tax at the statutory federal rate of 34% on income before taxes	$586,401	61,615
Non-deductible expenses and other, net	1,255	1,778

	$587,656	63,393

The main component of the net non-current deferred tax asset (liability) is as follows at June 30, 2012 and 2011:

	2012	2011
Allowance for doubtful accounts receivable	$10,756	10,756
Depreciation of plant and equipment	(281,148)	(173,253)
Charitable donations carryforward	286,465	282,714

	$16,073	120,217

(8)	PROFIT-SHARING PLAN

In 2007, the Company implemented a contributory deferred savings incentive plan (the “Plan”) for all eligible employees. The Plan provides features of a 401(k) plan (which allows eligible employees to defer a limited amount of their annual compensation). The Plan provides for contributions by the Company determined annually by the Board of Directors, and allows eligible employees to reduce their annual compensation (through plan contributions). The Company made contributions of approximately $101,000 and $27,000 during the years ended June 30, 2012 and 2011, respectively.

(9)	RELATED PARTY TRANSACTIONS

The receivable from related party is non-interest bearing and has no specific terms of repayment.

The Company leases facilities, vehicles and equipment from certain stockholders, affiliated entities and employees of the Company through operating leases. During the years ended June 30, 2012 and 2011, the Company paid related party lease payments of approximately $360,000 and $360,000 for facilities and approximately $48,000 and $48,000 for vehicles and equipment, respectively.

Future minimum lease payments under related party operating leases that have remaining terms in excess of one year as of June 30, 2012 are as follows:

2013	$360,000
2014	360,000
2015	360,000

Total	$1,080,000

(10)	COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be involved in disputes and/or claims made by others against it. Management believes that the ultimate outcome of any disputes will not have a material effect on the financial statements at June 30, 2012.

(11)	CONCENTRATION OF CREDIT RISK

The Company grants credit to customers, which operate primarily in the oil and gas industry. The Company controls credit risk through credit evaluations, credit limits and monitoring procedures. The Company performs periodic credit evaluations of its customers financial condition and generally does not require collateral. Credit losses are provided for in the financial statements. Allowances for doubtful accounts are determined based on a continuous process of assessing the Company’s portfolio on an individual customer basis taking into account current market conditions and trends. The process consists of a thorough review of historical collection experience, current aging status of the customer accounts, and financial condition of the Company’s customers. Based on a review of these factors, the Company will establish or adjust allowances for specific customers.

The Company provides contract manufacturing services to several well servicing companies. Two customers in 2012 individually accounted for over 10% of total revenues and approximately 64% in aggregate. Two customers in 2011 individually accounted for over 10% of total revenues and approximately 24% in aggregate. The Company’s operations are dependent upon the level of oil and gas well servicing activity within its area of operation.

Rig Works, Inc.

(A Texas Corporation)

Balance Sheets

(Unaudited)

	September 30, 2012	June 30, 2012
ASSETS

Current Assets
Cash and cash equivalents	$1,509,772	2,754,257
Certificates of deposit	1,339,346	1,336,743
Trade accounts receivable, net of allowance of $31,636	1,130,518	1,654,749
Unbilled revenues	740,123	219,744
Inventories	7,876,309	8,087,840
Costs and estimated earnings in excess of billings on contracts in progress	989,675	960,776
Prepaid expenses	4,378	58,098
Notes receivable	62,000	47,000
Trading securities	38,189	29,286
Deposits with vendors	—	—
Receivable from related party	—	—

Total current assets	13,690,310	15,148,493

Deferred Income Taxes Receivable	6,752	16,073
Plant and Equipment, at Cost, Net	1,497,451	1,531,952

Total assets	$15,194,513	16,696,518

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$1,704,338	2,504,289
Current portion of long-term debt	12,339	12,238
Billings in excess of costs and estimated earnings on contracts in progress	127,750	195,590
Accrued liabilities	1,145,580	789,290
Customer deposits	2,785,931	5,241,962

Total current liabilities	5,775,938	8,743,369

Deferred Income Taxes Payable	—	—

Long-Term Debt	14,931	17,544

Commitments and Contingencies	—	—

Stockholders’ Equity
Common stock, $1.00 par value, 100,000 authorized shares, 1,180 shares issued and outstanding	1,180	1,180
Additional paid in capital	1,040,320	1,040,320
Retained earnings	8,362,144	6,894,105

Total stockholders’ equity	9,403,644	7,935,605

Total liabilities and stockholders’ equity	$15,194,513	16,696,518

The accompanying notes are an integral part of these unaudited financial statements.

Rig Works, Inc.

(A Texas Corporation)

Statements of Earnings

(Unaudited)

	Three Month Period Ended
	September 30, 2012	September 30, 2011
Operating Revenue
Contract revenue	$6,570,551	3,684,396
Other revenue	2,521,813	4,304,716

Total operating revenue	9,092,364	7,989,112
Cost of Sales	6,432,306	4,602,113

Gross Profit	2,660,058	3,386,999

Operating Expenses
Advertising	29,623	33,412
Automobile and travel	66,980	81,713
Contributions	11,743	8,250
Depreciation	5,967	5,260
Dues and subscriptions	4,687	3,838
Facility costs	6,072	6,115
Insurance	8,580	5,122
Office supplies	3,455	3,544
Other	84,973	40,502
Payroll and related expenses	134,889	510,343
Postage	999	4,204
Professional fees	10,409	39,850
Repairs	61,012	44,892
Taxes, other	7,789	8,194
Telecommunications	5,980	7,534

Total operating expenses	443,158	802,773

Operating Income	2,216,900	2,584,226

Other Income (Expense)
Interest income	4,329	3,167
Interest expense	(569)	(558)
Gain on sale of fixed assets	3,971	—
Provision for bad debts	11	717
Other	2,903	25

Total other income (expense)	10,645	3,351

Income Before Income Taxes	2,227,545	2,587,577

Income Tax Expense/(Benefit)
Current	750,184	886,511
Deferred	9,322	(6,481)

Total income tax expense/(benefit)	759,506	880,030

NET INCOME	$1,468,039	1,707,547

The accompanying notes are an integral part of these unaudited financial statements.

Rig Works, Inc.

(A Texas Corporation)

Statement of Changes in Stockholders’ Equity

For the Three Month Period Ended September 30, 2012

(Unaudited)

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance, June 30, 2012	$1,180	1,040,320	6,894,105	7,935,605

Net income for the three month period ended September 30, 2012	—	—	1,468,039	1,468,039

Balance, September 30, 2012	$1,180	1,040,320	8,362,144	9,403,644

The accompanying notes are an integral part of these unaudited financial statements.

Rig Works, Inc.

(A Texas Corporation)

Statements of Cash Flows

(Unaudited)

	Three Month Period Ended September 30, 2012	Three Month Period Ended September 30, 2011
Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:
Net income	$1,468,039	1,707,547
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	119,348	105,200
Deferred income taxes	9,322	(6,481)
Provision for bad debts	—	—
Gain on sale of fixed assets	(3,971)	—
Change in assets and liabilities:
Decrease in trade accounts receivable and unbilled revenues	3,852	241,314
Decrease/(increase) in inventories	211,531	(1,301,520)
Decrease/(increase) in other assets	53,720	(203,180)
Increase in costs and estimated earnings in excess of billings on contracts in progress	(28,899)	(121,629)
(Decrease)/increase in trade accounts payable	(799,951)	1,002,080
Increase in accrued liabilities	356,290	894,488
Decrease in billings in excess of costs and estimated earnings on contracts in progress	(67,840)	(1,023,863)
Decrease in customer deposits	(2,456,031)	(2,351,251)

Net cash used in operating activities	(1,134,590)	(1,057,295)

Cash flows from investing activities:
Purchases of certificates of deposit	(2,603)	(1,001,558)
Repayments of related party receivable, net	—	500
Acquisition of notes receivable	(15,000)	—
Acquisition of trading securities	(8,903)	(4,000)
Proceeds from the sale of fixed assets	14,500	—
Acquisition of plant and equipment	(95,376)	(54,514)

Net cash used in investing activities	(107,382)	(1,059,572)

Cash flows from financing activities:
Repayment of notes payable	(2,513)	—

Net cash used in financing activities	(2,513)	—

Net decrease in cash and cash equivalents	(1,244,485)	(2,116,867)

Cash and cash equivalents at beginning of the period	2,754,257	5,190,701

Cash and cash equivalents at end of the period	$1,509,772	3,073,834

Cash paid during the period for:
Interest	$569	558

Income taxes	$383,513	300,000

The accompanying notes are an integral part of these unaudited financial statements.

Rig Works, Inc.

(A Texas Corporation)

Notes to Unaudited Financial Statements

September 30, 2012 and 2011

(1)	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Rig Works, Inc. (the “Company”) was incorporated in Texas on July 1, 2005, primarily for the purpose of engaging as a rig manufacturer/servicer for the oil and gas industry. The Company provides services and grants credit to customers operating in the west Texas and southeastern New Mexico geographic areas. The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim periods. In the opinion of management of Rig Works, Inc. (the “Company”), these unaudited financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the Company’s financial position and operating results for the periods disclosed. The accounting policies followed by the Company are set forth in Note 2 of the audited financial statements for the year ended June 30, 2012 included elsewhere in this document, and are supplemented by the notes to these unaudited financial statements. There have been no significant changes to these policies and it is suggested that these unaudited financial statements be read in conjunction with the audited financial statements for the year ended June 30, 2012.

These interim financial statements are unaudited and have prepared pursuant to the rules and regulations of the Securities and Exchanges Commission (“SEC”) regarding interim financial reporting. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States of America (“GAAP”) for complete financial statements and should be read in conjunction with audited financial statements for the year ended June 30, 2012 included elsewhere in this document. While the year-end balance sheet data was derived from audited financial statements, this interim report does not include all disclosures required by GAAP for annual periods. These unaudited interim financial statements reflect all of the adjustments that are, in the opinion of management, necessary for fair statement of results for the periods presented. Interim results are not necessarily indicative of the results that may be expected for a full year.

Our financial statements are expressed in U.S. dollars and have been prepared by us in accordance with accounting principles generally accepted in the United States (“GAAP”). In preparing financial statements, we make informed judgments and estimates that affect the reported amounts of assets and liabilities as of the date of the financial statements and affect the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we review our estimates, including those related to percentage completion and related revenue recognition, deferred revenues, and inventory valuation and reserves. Changes in facts and circumstances may result in revised estimates and actual results may differ from those estimates.

Rig Works, Inc.

(A Texas Corporation)

Notes to Unaudited Financial Statements

September 30, 2012 and 2011

(2)	PLANT AND EQUIPMENT

Plant and equipment consisted of the following:

	September 30, 2012	June 30, 2012
Machinery and equipment	$3,034,229	3,011,974
Office furniture and equipment	95,673	95,673
Leasehold improvements	545,394	545,394
Vehicles	714,206	651,614
Computer and computer-related equipment	179,836	179,836

	4,569,338	4,484,491
Less accumulated depreciation	3,071,887	2,952,539

	$1,497,451	1,531,952

Depreciation expense included in the accompanying statement of earnings and changes in stockholders’ equity for the three month periods ended September 30, 2012 and for the year ended June 30, 2012 aggregated $119,348 and $456,830, respectively.

(3)	CONTRACTS IN PROGRESS

Costs, estimated earnings and billings on contracts in progress were as follows:

	September 30, 2012	June 30, 2012
Costs incurred on uncompleted contracts	$1,190,738	1,376,673
Estimated earnings recognized	(128,813)	(61,487)

	1,061,925	1,315,186
Less billings	(200,000)	(550,000)

	$861,925	765,186

Rig Works, Inc.

(A Texas Corporation)

Notes to Unaudited Financial Statements

September 30, 2012 and 2011

Costs and estimated earnings on uncompleted contracts are included in the accompanying balance sheet under the following captions:

	September 30, 2012	June 30, 2012
Costs and estimated earnings in excess of billings on contracts in progress	$989,675	960,776
Billings in excess of costs and estimated earnings on contracts in progress	(127,750)	(195,590)

	$861,925	765,186

(4)	SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through November 5, 2012, which is the date the financial statements were available to be issued.

Annex I

AGREEMENT AND PLAN OF MERGER

by and among

EMPEIRIA ACQUISITION CORPORATION,

IDE ACQUISITION CO., LLC,

INTEGRATED DRILLING EQUIPMENT COMPANY HOLDINGS, INC. ,

and

STEPHEN COPE, AS REPRESENTATIVE

Dated as of October 19, 2012

TABLE OF CONTENTS (cont’d)

TABLE OF CONTENTS (cont’d)

TABLE OF CONTENTS (cont’d)

Page
Exhibits, Annex and Disclosure Schedules

Exhibit A	—	Form of Registration Rights Agreement
Exhibit B	—	Form of Lock-Up Agreement
Exhibit C	—	Holder Letter of Transmittal
Exhibit D-1	—	Form of First Amendment to Commercial Lease (SDC Blackhole)
Exhibit D-2	—	Form of First Amendment to Commercial Lease (IDECO)
Exhibit D-3	—	Form of First Amendment to Commercial Lease (9th Green)
Exhibit E		Form of Voting Agreement
Exhibit F	—	Example Net Working Capital

Annex A		Tender Offer Conditions

Affiliated Transactions Schedule
Authorization Schedule
Brokerage Schedule
Capitalization Schedule
Conduct of Business Schedule
Contracts Schedule
Customers Schedule
Developments Schedule
Employee Benefits Schedule
Employment and Labor Matters Schedule
Environmental Schedule
Financial Statements Schedule
Holder Transaction Expenses Schedule
Indebtedness Pay-Off Schedule
Insurance Schedule
Intellectual Property Schedule
Leased Real Property Schedule
Liens Schedule
Litigation Schedule
Officer Schedule
Permitted Liens Schedule
Subsidiary Schedule
Taxes Schedule

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made as of October 19, 2012, by and among EMPEIRIA ACQUISITION CORPORATION, a Delaware corporation (“Parent”), IDE ACQUISITION CO., LLC, a Delaware limited liability company and wholly-owned Subsidiary of Parent (“Merger Sub”), INTEGRATED DRILLING EQUIPMENT COMPANY HOLDINGS, INC., a Delaware corporation (the “Company”), and STEPHEN COPE, in his capacity as representative of the Holders pursuant to Article 9 hereof (“Representative”). Capitalized terms used and not otherwise defined herein have the meanings set forth in Article 10 below.

WHEREAS, this Agreement contemplates a transaction in which Parent will acquire the Company pursuant to a transaction in which the Company will merge with and into Merger Sub, a direct wholly-owned subsidiary of Parent, with Merger Sub surviving the merger, in accordance with the Delaware Limited Liability Company Act (the “LLCA”) and the Delaware General Corporation Law (the “DGCL”), and the holders of the Company’s Common Stock (each such Person, a “Holder”) will receive cash and Parent Shares as consideration in such Merger;

WHEREAS, the board of directors of the Company has, upon the terms and subject to the conditions set forth herein, (i) approved this Agreement and the transactions contemplated hereby, and (ii) recommended acceptance of the Merger and approval of this Agreement by the Holders;

WHEREAS, the requisite number of Holders required to adopt this Agreement and consent to and approve the transactions contemplated hereby under the DGCL and the Company’s certificate of incorporation, will, promptly following the Company’s, Parent’s and Merger Sub’s full execution and delivery of this Agreement, execute written consents, dated as of the date hereof, adopting this Agreement and approving the transactions contemplated hereby in accordance with the DGCL, the Company’s certificate of incorporation and the Company’s bylaws, in each case as in effect as of the date hereof (such consents are collectively referred to herein as the “Holder Approval”);

WHEREAS, the board of directors of Parent and Parent, in its capacities as managing member and sole member of Merger Sub, have each, upon the terms and subject to the conditions set forth herein, approved and consented to the Merger, the execution by Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby in accordance with the DGCL, LLCA and all other applicable Law;

WHEREAS, the Company and Parent intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations, and, by approving the resolutions authorizing this Agreement, to adopt this Agreement as a “plan of reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations;

WHEREAS, concurrently with the execution of this Agreement, certain of the Company’s employees and the Company have entered into Executive Employment Agreements, each of which shall become effective upon the Closing (collectively, the “Employment Agreements”); and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger.

NOW, THEREFORE, in consideration of the premises, representations and warranties and mutual covenants contained herein and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and intending to be legally bound, the parties agree as follows:

ARTICLE 1

THE MERGER

1.01 The Merger.

(a) Upon the terms and subject to the conditions hereof, at the Effective Time, the Company shall be merged with and into Merger Sub in accordance with the DGCL and the LLCA (the “Merger”), whereupon the separate existence of the Company shall cease, and Merger Sub shall be the surviving company (the “Surviving Company”).

(b) From and after the Effective Time, the Surviving Company shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub, all as provided under the DGCL and the LLCA.

1.02 Closing; Effective Time. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Jones Day, located at 222 East 41st Street, New York, New York 10017, on the 2nd business day following the satisfaction or waiver of the conditions to the Closing set forth in Article II below (other than conditions which are to be satisfied on the Closing Date, which shall be satisfied on the Closing Date). The date of the Closing is herein referred to as the “Closing Date.” At the Closing, Merger Sub and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the DGCL and the LLCA. The Merger shall become effective as of the date and time of such filing or such other time after such filing as Merger Sub and the Company shall agree in the Certificate of Merger (the “Effective Time”).

1.03 Certificate of Formation; Limited Liability Company Agreement; Managers and Officers.

(a) The certificate of formation of Merger Sub in effect at the Effective Time shall be the certificate of formation of the Surviving Company, except that such certificate of formation shall be amended to reflect that the name of the Surviving Company shall be “Integrated Drilling Equipment Company Holdings, LLC.”

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(b) The officers of Merger Sub immediately prior to the Effective Time shall become, from and after the Effective Time, the officers, respectively, of the Surviving Company, until their respective successors are duly elected or appointed or their earlier resignation or removal.

1.04 Conversion of Common Stock As a Result of the Merger.

(a) “Aggregate Merger Consideration” means an amount equal to:

(i) $87,500,000,

(ii) plus the amount of the Company’s cash as of the Closing,

(iii) minus the aggregate amount of the Company’s Indebtedness as of the Closing,

(iv) minus the outstanding amount of Holder Transaction Expenses as of the Closing,

(v) plus the amount, if any, by which the Net Working Capital exceeds the Net Working Capital Target, and

(vi) minus the amount, if any, by which the Net Working Capital is less than the Net Working Capital Target.

(b) At the Effective Time, except as otherwise provided in Sections 1.04(c) and 1.07, each share of Common Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive at the Closing consideration with a value equal to the Per Share Price. Each Holder’s aggregate consideration for the transactions contemplated hereunder shall be paid in cash and Parent Shares, allocated as follows: (i) an amount in cash equal to (A) (1) $20,000,000, plus (2) the Contingent Closing Cash Amount, if any, multiplied by (B) such Holder’s Proportionate Share (such aggregate number, the “Cash Consideration”), and (ii) a number of shares of Parent Shares (rounded down to the nearest whole share) equal to (A) (1) (y) the Aggregate Merger Consideration, minus the Cash Consideration, divided by (z) $10, minus (2) the Holdback Shares, multiplied by (B) such Holder’s Proportionate Share (such resulting amounts, the “Closing Consideration”). From and after the Effective Time, the holders of certificates evidencing ownership of the shares of Common Stock (“Common Stock Certificates”) outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Common Stock except as otherwise provided for herein or under applicable law;

(c) At the Effective Time, each share of Common Stock owned by the Company as treasury stock, and each share of Common Stock owned by any Subsidiary of the Company, that, in either case, is issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and extinguished without any exchange thereof and without any further action on the part of the Company;

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(d) The membership interests of Merger Sub outstanding immediately prior to the Effective Time shall remain the membership interests in the Surviving Company, unaffected by the Merger, with the same rights, powers and privileges as existed prior to the Merger.

(e) “Per Share Price” means an amount equal to (i) the Aggregate Merger Consideration, divided by (ii) the aggregate number of shares of Common Stock outstanding as of the Effective Time (other than shares held by the Company or any of its Subsidiaries).

(f) “Contingent Closing Cash Amount” means (i) the Trust Account Excess, multiplied by (ii) 0.5; provided, however, that the Contingent Closing Cash Amount shall not be (y) more than $10,000,000, nor (z) less than $0.

1.05 Surrender and Payment.

(a) At least 2 business days prior to the Closing Date, the Company will deliver to Parent its good faith estimate of (x) an unaudited, consolidated balance sheet of the Company and its Subsidiaries as of the Closing and (y) the Aggregate Merger Consideration (the “Estimated Aggregate Merger Consideration”). The calculation of the Estimated Aggregate Merger Consideration will be prepared in accordance with the Agreed Accounting Principles. At the Closing, Parent shall issue shares of Parent Shares and pay, or shall cause the Surviving Company to pay, in cash by wire transfer of immediately available funds, the Estimated Aggregate Merger Consideration and outstanding Holder Transaction Expenses as follows:

(i) all amounts necessary to fully discharge the then-outstanding balances of Holder Transaction Expenses (except with respect to the contingent shares to be paid to TerraNova Capital Partners, Inc., if any, described in Section 1.12) shall be paid by Parent to accounts owned by the Persons owed such amounts;

(ii) all amounts necessary to fully discharge the then-outstanding Indebtedness of the Company as set forth in the applicable payoff letters, and Parent shall pay such amounts in accordance with such payoff letters; provided, however, Parent shall not be required to satisfy the amounts outstanding with respect to the Revolver as of the Closing if it elects, prior to the Closing, that the Revolver shall not be discharged at Closing;

(iii) the Holdback Shares shall be issued in the name of Parent and held for the benefit of the Holders pursuant to the terms of Section 8.10 (but subject to the rights of the Parent Indemnified Parties set forth therein); and

(iv) with respect to each Holder (other than with respect to Dissenting Shares, unless other documentation is agreed to by Parent and any such Holder, the Closing Consideration, as applicable, for such shares of Common Stock represented by Common Stock Certificates shall be paid to such Holder upon such Holder’s delivery of a Holder Letter of Transmittal and surrender of applicable Common Stock Certificates to Parent, in each case in a form and manner satisfactory to Parent.

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(b) Until so surrendered, each Common Stock Certificate shall represent after the Effective Time for all purposes only the right to receive payment as provided in this Agreement. Representative shall provide Parent with a flow of funds setting forth the amounts to be paid pursuant to Section 1.05(a) (including with respect to each holder of shares of Common Stock) along with wire instructions therefore at least 2 business days prior to the Closing Date and Parent shall be entitled to rely on such flow of funds and will have no liability to, and shall be indemnified by the Holders from any claim of, any Person for distributing the amounts pursuant to this Agreement in accordance with such flow of funds.

(c) As promptly as possible, but in any event within 60 days after the Closing Date, Parent will deliver to Representative (i) an unaudited, consolidated balance sheet of the Company and its Subsidiaries as of the Closing, and (ii) its calculation of the Aggregate Merger Consideration (together, the “Closing Statement”). The Closing Statement will be prepared in accordance with the Agreed Accounting Principles. The Closing Statement will entirely disregard any of the plans, transactions, or changes which Parent intends to initiate or make or cause to be initiated or made after the Closing with respect to the Surviving Company and its Subsidiaries or their business or assets, or any facts or circumstances that are unique or particular to Parent or any of its assets or liabilities.

(d) Parent will, and will cause the Surviving Company to, (i) assist Representative and its representatives in the review of the Closing Statement and provide Representative and its representatives with reasonable access during normal business hours to the books, records (including work papers, schedules, memoranda and other documents), supporting data, facilities and employees of the Surviving Company to the extent reasonably necessary for their review of the Closing Statement, and (ii) cooperate with Representative and its representatives in connection with such review, including providing on a timely basis all other information reasonably requested by Representative and its representatives that is to be used in connection with the review of the Closing Statement. If Representative has any objections to the Closing Statement, Representative will deliver to Parent a statement setting forth its objections thereto (an “Objections Statement”), which statement will identify in reasonable detail those items and amounts to which Representative objects (the “Disputed Items”). If an Objections Statement is not delivered to Parent within 30 days after delivery of the Closing Statement, the Closing Statement as prepared by Parent will be final, binding and non-appealable by the parties. Representative and Parent will negotiate in good faith to resolve the Disputed Items and all such discussions will (unless otherwise agreed by Parent and Representative) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule, but if they do not reach a final resolution within 30 days after the delivery of the Objections Statement to Parent, Representative and Parent will submit any unresolved Disputed Items (and only such unresolved Disputed Items) to an independent national accounting firm mutually selected by Parent and Representative (the “Accounting Firm”). In the event the parties submit any unresolved Disputed Items to the Accounting Firm, each party will submit a Closing Statement (which in the case of each party may be a Closing Statement that, with respect to the unresolved Disputed Items (but not, for the avoidance of doubt, with respect to any other items), is different than the Closing Statement initially submitted to Representative, or the Objections Statement delivered to Parent, as applicable) together with such supporting documentation as it deems appropriate, to the Accounting Firm within 30 days after the date on which such unresolved Disputed Items were submitted to the Accounting Firm for resolution. Representative and Parent will use their respective commercially reasonable efforts to cause the Accounting Firm to resolve such dispute as soon as practicable, but in any event within 30 days after the date on which the Accounting

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Firm receives the Closing Statements prepared by Representative and Parent. In resolving any such dispute, the Accounting Firm may not assign a value to any unresolved Disputed Item greater than the highest amount Representative or Parent assigns to such Disputed Item in their respective Closing Statements or less than the lowest amount Representative or Parent assigns to such Disputed Item in their respective Closing Statements. Representative and Parent will use their respective commercially reasonable efforts to cause the Accounting Firm to notify them in writing of its resolution of such dispute as soon as practicable. The Closing Statement that includes the final determination of the unresolved Disputed Items by the Accounting Firm will be final, binding and non-appealable by the parties. Each party will bear its own costs and expenses in connection with the resolution of such dispute by the Accounting Firm. All costs and expenses of the Accounting Firm, if any, will be paid by Parent and Representative, respectively, in the proportion that the aggregate dollar amount of the unresolved Disputed Items submitted to the Accounting Firm by such party that are unsuccessfully disputed by such party (as finally determined by the Accounting Firm) bears to the aggregate dollar amount of all unresolved Disputed Items submitted by Parent and Representative. For example, should the items in dispute total in amount to $1,000 and the Accounting Firm awards $600 in favor of Representative’s position, 60% of the costs of the Accounting Firm’s review would be borne by Parent and 40% of the costs would be borne by Representative.

(e) If the Aggregate Merger Consideration as finally determined after taking into account the final determination of the Closing Statement pursuant to Section 1.05(d) (the “Final Aggregate Merger Consideration”) exceeds the Estimated Aggregate Merger Consideration, then, within 5 business days after the determination of the Final Aggregate Merger Consideration, Parent shall issue to each Holder a number of Parent Shares (rounded down to the nearest share) equal to (1) (A) the amount of such excess, divided by (B) $10, multiplied by (2) such Holder’s Proportionate Share.

(f) If the Final Aggregate Merger Consideration is less than the Estimated Aggregate Merger Consideration, then, within 5 business days after the determination of the Final Aggregate Merger Consideration, Representative (on behalf of the Holders) will pay to Parent an amount equal to such shortfall by surrender of a number of Parent Shares (rounded down to the nearest share) to Parent equal to (i) the amount of such excess, divided by (ii) $10.

(g) All payments required pursuant to Sections 1.05(e) and 1.05(f) will be deemed to be adjustments for Tax purposes to the aggregate purchase price paid by Parent pursuant to this Agreement, to the extent permitted by applicable law.

1.06 Adjustments. If during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of Common Stock shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of Common Stock, or stock dividend thereon with a record date during such period, or any similar event relating to the Common Stock, the applicable Per Share Price, and any other amounts payable pursuant to this Agreement, shall be appropriately adjusted.

1.07 Treatment of Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Holders who have properly demanded appraisal of their shares of Common Stock pursuant to, and who comply in all respects with, the provisions of Section 262 of the DGCL

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(“Dissenting Shares”) shall not have such shares converted as provided herein, but instead such Holders shall be entitled to such rights (and only such rights) as are granted under Section 262 of the DGCL. At the Effective Time, all Dissenting Shares shall no longer be outstanding and shall automatically be canceled and extinguished and shall cease to exist, and except as otherwise provided by Law, each holder of Dissenting Shares shall cease to have any rights with respect thereto other than the rights granted pursuant to Section 262 of the DGCL. Notwithstanding the foregoing, if any Holder shall fail to validly perfect or shall otherwise waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such Holder is not entitled to the relief provided by Section 262 of the DGCL, then the rights of such Holders under Section 262 of the DGCL shall cease and such Dissenting Shares shall be deemed to have been converted at the Effective Time as set forth in Section 1.04(b). The Company shall give Parent prompt written notice of any demands for appraisal with respect to Dissenting Shares, and Parent shall have the opportunity to participate in all negotiations and proceedings with respect to such demands, and any settlements with respect thereto shall not be entered into without the prior written consent of Representative and Parent (such consents not to be unreasonably withheld or delayed). Any payments to be made in respect of Dissenting Shares will be made by Parent and/or the Surviving Company.

1.08 No Further Ownership Rights in Capital Stock. The consideration paid in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the Common Stock (including any rights to receive accrued but unpaid dividends on the Common Stock, if any), and, from and after the Effective Time, the Holders shall cease to have any rights with respect to the shares of Common Stock (including any rights to receive any accrued but unpaid dividends, if any), except as otherwise expressly provided for in this Agreement. At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers on the records of the Surviving Company of shares of Common Stock. If, after the Effective Time, Common Stock Certificates are presented to Parent or the Surviving Company for any reason, they shall be canceled and exchanged as provided and in accordance with this Section 1.08.

1.09 Lost Certificates. If any Common Stock Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Common Stock Certificate to be lost, stolen or destroyed, and an indemnity, reasonably satisfactory to Parent, the Surviving Company and their Affiliates, against any claim that may be made against any of them with respect to such Common Stock Certificate, the Surviving Company will pay, in exchange for such lost, stolen or destroyed Common Stock Certificate, the applicable portion of the Aggregate Merger Consideration to be paid in respect of the Common Stock represented by such Common Stock Certificate as contemplated by this Article 1.

1.10 Withholding. Notwithstanding anything to the contrary in this Agreement, Parent, Merger Sub, the Surviving Company and the Representative (as applicable) shall be entitled to deduct and withhold from the amounts payable under this Agreement such amounts as may be required to be deducted and withheld under the Code and any other applicable Tax Laws. Any such withheld amount shall be paid over to the appropriate Governmental Body and treated as though it had been paid to the Person in respect of which such withholding was required.

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1.11 Interest; No Liability. All payments made pursuant to this Article 1, whether at the Closing or afterwards, shall be without interest. None of Parent, Merger Sub or the Surviving Company shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

1.12 Contingent Consideration.

(a) Contingent Share Consideration. In addition to the Closing Consideration, Parent shall issue, on the terms and subject to the conditions set forth in Sections 1.12(a) – (d), up to 5,250,000 shares of Parent Shares as follows (the “Contingent Share Consideration”):

(i) if, prior to the fifth anniversary of the Closing Date, (A) Parent’s Trading Price exceeds $12.00 per share for any 20 Trading Days within any period of 30 consecutive Trading Days exceeds $12.00 per share or (B) Change of Control Transaction occurs that values each Parent Share at more than $12.00 per share, then, within 5 business days after the satisfaction of the condition set forth in (A) or immediately prior to the Change of Control Transaction described in (B), as applicable, Parent shall issue to each Holder, without further consideration from such Holder, a number of Parent Shares equal to (y) 1,312,500, multiplied by (z) such Holder’s Proportionate Share; plus

(ii) if, prior to the fifth anniversary of the Closing Date, (A) Parent’s Trading Price exceeds $13.50 per share for any 20 Trading Days within any period of 30 consecutive Trading Days exceeds $13.50 per share or (B) Change of Control Transaction occurs that values each Parent Share at more than $13.50 per share, then, within 5 business days after the satisfaction of the condition set forth in (A) or immediately prior to the Change of Control Transaction described in (B), as applicable, Parent shall issue to each Holder, without further consideration from such Holder, a number of Parent Shares equal to (y) 1,312,500, multiplied by (z) such Holder’s Proportionate Share; plus

(iii) if, prior to the fifth anniversary of the Closing Date, (A) Parent’s Trading Price exceeds $15.00 per share for any 20 Trading Days within any period of 30 consecutive Trading Days exceeds $15.00 per share or (B) Change of Control Transaction occurs that values each Parent Share at more than $15.00 per share, then, within 5 business days after the satisfaction of the condition set forth in (A) or immediately prior to the Change of Control Transaction described in (B), as applicable, Parent shall issue to each Holder, without further consideration from such Holder, a number of Parent Shares equal to (y) 1,312,500, multiplied by (z) such Holder’s Proportionate Share; plus

(iv) if, prior to the fifth anniversary of the Closing Date, (A) Parent’s Trading Price exceeds $17.00 per share for any 20 Trading Days within any period of 30 consecutive Trading Days exceeds $17.00 per share or (B) Change of Control Transaction occurs that values each Parent Share at more than $17.00 per share, then, within 5 business days after the satisfaction of the condition set forth in (A) or immediately prior to the Change of Control Transaction described in (B), as applicable,

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Parent shall issue to each Holder, without further consideration from such Holder, a number of Parent Shares equal to (y) 1,312,500, multiplied by (z) such Holder’s Proportionate Share.

For the avoidance of doubt, the Contingent Share Consideration shall not be paid, and the right to receive any amounts shall be waived and discharged, with respect to any of the conditions set forth in Sections 1.12(a)(i), 1.12(a)(ii), 1.12(a)(iii) and 1.12(a)(iv) that have not been satisfied on or before the fifth anniversary of the Closing Date. The Contingent Share Consideration shall be adjusted for any stock split or reverse stock split occurring from and after the Closing until the date of issuance in accordance with this Section 1.12(a). Any amounts to be paid to any Person pursuant to the Letter Agreement with TerraNova Capital Partners, Inc., dated February 28, 2012, shall be deducted from the Parent Shares to be issued pursuant to this Section 1.12 and shall instead be issued directly to such Person.

(b) Contingent Cash Consideration.

(i) Within 30 days after Parent files its Annual Report on Form 10-K with the SEC for fiscal year 2013, Parent shall provide the Representative its calculation of the Earnout Amount, which such amount will be calculated in accordance with the Agreed Accounting Principles, and reasonable support for Parent’s calculation thereof (the “Earnout Statement”).

(ii) On or before the 5th business day following the date on which the calculation of the Earnout Amount becomes final (either by Representative delivering written notice of acceptance to Parent or deemed acceptance or final determination by the Accounting Firm under Section 1.12(b)(v)) Parent shall, subject to Parent’s set-off rights, pay each Holder an amount (if any), in immediately available funds, equal to (A) the Earnout Amount, multiplied by (B) such Holder’s Proportionate Share.

(iii) “Earnout Amount” means an amount equal to (A) the amount by which the 2013 EBITDA exceeds $30,000,000, multiplied by (B) 0.5; provided, that such amount shall not (y) exceed $10,000,000, nor (z) be less than zero.

(iv) “2013 EBITDA” means the net income of the Surviving Company for fiscal year 2013, excluding any extraordinary gains or losses, and increased by the amount reflected in their financial statements as expenses incurred for interest, income Taxes, depreciation, amortization of any intangible assets and amortization of financing or related fees, but only to the extent that such items were deducted in computing net income and calculated in accordance with the Agreed Accounting Principles, including any add-backs, deductions and allocations of overhead set forth therein; provided, however, that “EBITDA” shall be adjusted to exclude for any relevant period the appropriate financial items for any Person or business unit of a Person that has been directly or indirectly acquired by Parent or its Affiliates prior to the end of fiscal year 2013 (including, without limitation, by way of merger or combination involving Parent or the Surviving Company).

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(v) Parent shall, and shall cause the Surviving Company to, provide Representative and its representatives with reasonable access during normal business hours to the books, records (including work papers, schedules, memoranda and other documents), supporting data and employees of the Surviving Company to the extent reasonably necessary to verify the Earnout Amount. If the Representative has any objections to the Earnout Statement, the Representative shall deliver to Parent a statement setting forth, in reasonable detail, its objections thereto (each, an “Earnout Objection Statement”). If an Earnout Objection Statement is not delivered to Parent within 30 days after delivery of an Earnout Statement, such Earnout Statement as prepared by Parent shall be deemed irrevocably accepted by the Representative on behalf of the Holders and be final, binding and non-appealable by the parties and the Holders. The Representative and Parent shall negotiate in good faith to resolve the objections raised in any Earnout Objection Statement, but if they do not reach a final resolution within 30 days after the delivery of an Earnout Objection Statement to Parent, any unresolved disputes shall be submitted to an independent national accounting firm mutually selected by Parent and the Representative (the “Earnout Accounting Firm”). In the event any such dispute is submitted to the Earnout Accounting Firm, each party shall be permitted to submit a statement setting forth its calculation of the applicable earnout amounts, together with such supporting documentation as it deems appropriate, to the Accounting Firm. The Representative and Parent shall use their respective commercially reasonable efforts to cause the Earnout Accounting Firm to resolve such dispute as soon as practicable, but in any event within 30 days after the date on which the Earnout Accounting Firm receives the applicable statements prepared by the Representative and Parent. The calculation of the 2013 Earnout Amount as finally determined by the Earnout Accounting Firm (which such determination shall be made in a manner consistent with the terms of this Agreement and shall not, for such earnout, be less than the amount set forth in the applicable Earnout Statement nor exceed the amount set forth in the applicable Earnout Objection Statement) shall be final, binding and non-appealable among the parties. Each party shall bear its own costs and expenses in connection with the resolution of such dispute by the Earnout Accounting Firm. All costs and expenses of the Earnout Accounting Firm, if any, shall be paid by the party whose calculation of the applicable earnout amount is farthest from the final determination of the Earnout Accounting Firm.

(vi) All payments required pursuant to Section 1.12 shall be deemed to be adjustments for Tax purposes to the aggregate purchase price paid by Parent pursuant to this Agreement, unless otherwise required by applicable Law.

Parent and the Surviving Company shall, and Parent shall cause its Subsidiaries to, refrain from taking any action that is predominately intended to reduce the amount of the Earnout Amount.

ARTICLE 2

CONDITIONS TO MERGER

2.01 Conditions to All Parties’ Obligations. The obligations of Parent, Merger Sub and the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions as of the Closing Date:

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(a) the applicable waiting periods (and any extensions thereof), if any, under the HSR Act will have expired or been terminated;

(b) no court or other Governmental Body shall have issued, enacted, entered, promulgated or enforced any Law or order (whether or not temporary or final and non-appealable, and that has not been vacated, withdrawn or overturned), restraining, enjoining or otherwise prohibiting the Merger;

(c) the Tender Offer shall have been conducted in accordance with Section 6.05 and Parent shall have accepted the Parent Shares validly tendered and not validly withdrawn pursuant to the Tender Offer and no more than a number of Parent Shares equal to ninety-two percent (92%) of the Offering Shares (as defined in Parent’s certificate of incorporation, as amended) shall have been validly tendered and not validly withdrawn prior to the expiration of the Tender Offer;

(d) this Agreement will not have been terminated in accordance with Section 7.01; and

(e) the Holder Approval shall have been obtained.

2.02 Conditions to Parent’s and Merger Sub’s Obligations. The obligation of Parent and Merger Sub to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions as of the Closing Date:

(a) each of the representations and warranties of the Company contained in Article 3 that is (i) qualified as to or by Material Adverse Effect will be true and correct as of the Closing Date as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), and (ii) not qualified as to or by Material Adverse Effect will be true and correct as of the Closing Date (without giving effect to any “material,” “materiality” or similar phrases) as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except where any failure of any such representation and warranty referred to in this clause (ii) to be true and correct has not had or will not have a Material Adverse Effect; provided, however, that the representations and warranties of the Company contained in the Company Fundamental Representations shall be true and correct as of the Closing Date as if made anew as of such date in all material respects; provided, further, that the first sentence of Section 3.07 shall be true and correct as of the Closing Date as if made anew as of such date in all respects;

(b) the Company will have performed in all material respects all of the covenants and agreements under this Agreement that are required to be performed by them at or prior to the Closing;

(c) the Company will have delivered to Parent each of the following:

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(i) a certificate of the Company, in a form reasonably satisfactory to Parent, executed by a duly authorized officer thereof, dated as of the Closing Date, stating that the preconditions specified in subsections (a) and (b) above as they relate to the Company have been satisfied;

(ii) a duly executed notice to the IRS prepared in accordance with the requirements of Treasury Regulations Sections 1.897-2(h)(2) and 1.1445-2(c)(3) that is reasonably acceptable to the Parent and dated as of the Closing Date (the “FIRPTA Certificate”), along with written authorization for the Parent to deliver such FIRPTA Certificate to the IRS on behalf of the Company upon the Closing of the Merger;

(iii) evidence of termination of the agreements set forth on the Schedule 2.02(c)(iii), which such form will include releases of the Company’s obligations thereto, in each case in a form satisfactory to Parent;

(iv) payoff letters in a form reasonably satisfactory to Parent, with respect to the payoff amounts of the Indebtedness identified on the Indebtedness Pay-Off Schedule (the “Pay-Off Letters”);

(v) the consents listed on Schedule 2.02(c)(v) to be identified in form and substance reasonably satisfactory to Parent;

(vi) a Registration Rights Agreement, in the form attached hereto as Exhibit A (the “Registration Rights Agreement”), from each Holder, duly executed by each such Holder;

(vii) a Lock-Up Agreement, in the form attached hereto as Exhibit B, from each Holder, duly executed by each such Holder;

(viii) certified copies of the resolutions duly adopted by the Company’s board of directors authorizing the execution, delivery and performance of this Agreement, the Merger and the other agreements contemplated hereby, and the consummation of all transactions contemplated hereby and thereby, and the incumbency of the Persons signing this Agreement on behalf of the Company;

(ix) (A) a certified copy of the certificate of incorporation or equivalent organizational document of the Company and each of its Subsidiaries and (B) a certificate of good standing or equivalent certificate from the jurisdictions in which the Company and its Subsidiaries are incorporated or formed, in each case, dated within 30 days of the Closing Date;

(x) the International Agreement, duly executed by the parties thereto;

(xi) the Lease Amendments, duly executed by the parties thereto;

(xii) a Voting Agreement, in the form attached hereto as Exhibit F, from each Holder thereto, duly executed by each such Holder; and

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(xiii) the resignations, effective as of the Closing, from the boards of directors of any Subsidiaries of the Company of each director so designated in writing by Parent not less than ten days prior to the Closing and

(xiv) the 280G Shareholder Vote Materials.

(d) there shall be no action, suit or proceeding pending against Parent, Merger Sub or the Company or any of their respective Affiliates by any Governmental Body (i) seeking to enjoin or make illegal, delay or otherwise restrain or prohibit the consummation of, or to have rescinded, the Merger; (ii) seeking material damages in connection with the Merger; (iii) seeking to compel the Company, Parent, Merger Sub or any Subsidiary of Parent to dispose of or hold separate any material assets as a result of the Merger; or (iv) seeking to impose any criminal sanctions or liability on Parent, Merger Sub or the Company in connection with the Merger;

(e) the employees set forth on Schedule 2.02(e) shall be employed by the Company and the Employment Agreements between any such individual and the Company, if any, remain in full force and effect;

(f) holders of no more than five percent (5.0%) of the aggregate outstanding Common Stock as of the Effective Time will have elected to exercise (and will not have withdrawn) dissenters’, appraisal or similar rights under Delaware law with respect to such shares; and

(g) (i) the balance of the Trust Account as of the Closing (after repurchase of Parent Shares tendered in connection with the Tender Offer), together with (ii) the aggregate net proceeds resulting from any financing conducted in connection with the transactions contemplated by this Agreement (without duplication of any amounts reflected in (i)), shall be sufficient to pay the aggregate amount of the Cash Consideration.

2.03 Conditions to the Company’s Obligations. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions as of the Closing Date:

(a) each of the representations and warranties set forth in Article 4 hereof will be true and correct as of the Closing Date as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except where any failure of such representation and warranty to be true and correct has not had a material adverse effect on Parent’s or Merger Sub’s ability to perform the transactions contemplated hereby;

(b) each of Parent and Merger Sub will have performed in all material respects all of its respective covenants and agreements under this Agreement that are required to be performed by it at or prior to the Closing;

(c) Parent will have delivered to the Company each of the following:

(i) a certificate of Parent executed by a duly authorized officer thereof, dated as of the Closing Date, stating that the preconditions specified in subsections (a) and (b) hereof have been satisfied;

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(ii) certified copies of the resolutions duly adopted by Parent’s board of directors (or equivalent governing body) and Merger Sub’s board of directors (or equivalent governing body) authorizing the execution, delivery and performance of this Agreement, the Merger and the other agreements contemplated hereby, and the consummation of all transactions contemplated hereby and thereby and the Incumbency of the Persons signing this Agreement on behalf of the Company;

(iii) (A) a certified copy of the certificate of incorporation of Parent and a certified copy of the certificate of formation of Merger Sub and (B) a certificate of good standing from the Secretary of State of the State of Delaware, dated within 30 days of the Closing Date; and

(iv) a Voting Agreement, in the form attached hereto as Exhibit F, duly executed by Parent and Empeiria Investors LLC.

2.04 Waiver of Conditions. All conditions to the Closing will be deemed to have been satisfied or waived from and after the Closing; provided, however, that nothing in this Section 2.04 shall in any way limit the Parent Indemnitees’ rights to indemnification pursuant to Article 8.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants, on the terms set forth below, to Parent as follows:

3.01 Organization and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority and all authorizations, licenses and permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted and as currently proposed to be conducted. The Company is duly qualified or authorized to do business and is in good standing in every jurisdiction in which its ownership of property or the conduct of business as now conducted requires it to qualify. True and complete copies of the certificate of incorporation and bylaws of the Company and its Subsidiaries, as in effect as of the date hereof, have been heretofore made available to Parent.

3.02 Authorization; Valid and Binding Agreement. The execution, delivery and performance of this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement by the Company and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite action on the part of the Company, and no other proceedings on the Company’s part are necessary to authorize the execution, delivery or performance of this Agreement. The affirmative vote of the holders of a majority of the outstanding shares of the Common Stock (voting as a single class) in favor of the approval of the Merger is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger, and no other corporate proceeding is necessary to authorize the execution, delivery or performance of this Agreement. Assuming that this Agreement is a valid and binding obligation of Parent and

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Merger Sub, this Agreement constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

3.03 Capital Stock. The authorized capital stock of the Company consists of 20,000 shares of Common Stock. The Capitalization Schedule sets forth a true and complete summary of the outstanding Common Stock of the Company. All of the outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive or similar rights. Except as set forth on the Capitalization Schedule, the Company does not have any other equity securities or securities containing any equity features authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing by the Company. Except as set forth on the Capitalization Schedule, there are no outstanding (a) shares of capital stock or other equity interests or voting securities of the Company, (b) securities convertible or exchangeable into capital stock of the Company, (c) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other contracts that require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock of the Company, (d) stock appreciation, phantom stock, profit participation or similar rights with respect to the Company, or (e) bonds, debentures, notes or other indebtedness of the Company having the right to vote on any matters on which stockholders of the Company may vote.

3.04 Subsidiaries. The attached Subsidiary Schedule sets forth the name of each of the Company’s Subsidiaries, and with respect to each Subsidiary, the jurisdiction in which it is incorporated or organized, the jurisdictions, if any, in which it is qualified to do business, the membership interests or number of shares of its authorized capital stock, as applicable, the membership interests or number and class of shares thereof duly issued and outstanding, as applicable, the names of all stockholders or other equity owners and the number of shares of stock owned by each stockholder or the amount of equity owned by each equity holder. Except as set forth on the attached Subsidiary Schedule, neither the Company nor any of its Subsidiaries owns or holds the right to acquire any stock, partnership interest, joint venture interest or other equity ownership interest in any other Person. Each of the Company’s Subsidiaries is duly organized and validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization. Each of the Company’s Subsidiaries has all requisite power and authority and all authorizations, licenses and permits necessary to own, lease and operate its properties and to carry on its business as presently conducted, and is duly qualified or authorized to do business in every jurisdiction in which its ownership of property or the conduct of businesses as now conducted requires it to qualify. All of the equity interests of each of the Company’s Subsidiaries are wholly-owned by the Company and there are no securities (including securities convertible or exchangeable into capital stock of the Subsidiaries) issued to any Person other than the Company or a Subsidiary of the Company. True and complete copies of the certificate of incorporation and bylaws (or comparable organizational documents) of each of the Company’s Subsidiaries, as in effect as of the date hereof, have been heretofore made available to Parent.

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3.05 No Breach. Except as set forth on the attached Authorization Schedule, the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby do not conflict with or result in any breach of, constitute a default under, result in a violation of, give rise to a right of termination, cancellation or acceleration under, result in the creation of any Lien upon any assets of the Company or any of its Subsidiaries, or require any authorization, consent, waiver, approval, filing, exemption or other action by or notice to any court, other Governmental Body or other third party, under the provisions of the Company’s or any of its Subsidiaries’ certificate or articles of incorporation, association or organization, bylaws, applicable operating agreement, limited liability company agreement, or other applicable governing documents (collectively, the “Organizational Documents”) or any Material Contract to which the Company or any of its Subsidiaries is bound, or any Law, statute, rule or regulation or order, judgment or decree to which the Company or any of its Subsidiaries or any of their respective properties or assets is subject other than any such authorizations, consents, approvals, exemptions, filings, waivers or other actions (i) required under the HSR Act or applicable antitrust or competition laws of other jurisdictions, or (ii) that may be required in connection with filing the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business.

3.06 Financial Statements; Books and Records.

(a) The Financial Statements Schedule attached hereto consists of: (i) the Company’s unaudited consolidated balance sheet as of August 31, 2012 (the “Latest Balance Sheet”) and the related statements of income and cash flow for the period beginning on January 1, 2012 and ending on such date, (ii) the Company’s unaudited consolidated balance sheet as of June 30, 2012 and the related statements of income and cash flow for the period beginning on January 1, 2012 and ending on such date, and (iii) the Company’s audited consolidated balance sheet and statement of income and cash flow for the fiscal years ended December 31, 2009, December 31, 2010 and December 31, 2011 (all such financial statements referred to in (i), (ii), and (iii), the “Financial Statements”). Except as set forth on the attached Financial Statements Schedule, the Financial Statements (i) were compiled from books and records regularly maintained by management of the Company used to prepare the financial statements of the Company and its Subsidiaries, and (ii) present fairly and accurately in all material respects the financial condition, cash flows and results of operations of the Company and its Subsidiaries (taken as a whole) as of the times and for the periods referred to therein in accordance with GAAP, consistently applied (subject in the case of the unaudited financial statements to (x) the absence of footnote disclosures and other presentation items, and (y) changes resulting from normal and recurring year-end adjustments). The Company and its Subsidiaries do not have any liabilities or obligations of any nature consistently applied, except (i) liabilities reflected on the Financial Statements, (ii) liabilities incurred in the ordinary course of business and consistent with past practice since the balance sheet date, or (iii) liabilities incurred in connection with the transactions contemplated hereby.

(b) The Financial Statements accurately reflect in all material respects the books of account, ledgers and other financial records of the Company and its Subsidiaries. To the Company’s Knowledge, the books and records of the Company and its Subsidiaries have been fully, properly and accurately maintained in material compliance with applicable legal and

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accounting requirements, and such books and records accurately reflect in all material respects all dealings and transactions in respect of the business, assets, liabilities and affairs of the Company and its Subsidiaries. To the Company’s Knowledge, neither the Company nor any of its Subsidiaries, nor any auditor, accountant, consultant or representative of the Company or any of its Subsidiaries has received or otherwise has or obtained knowledge of any substantive complaint, allegation, assertion or claim, whether written or oral, that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices. There has been no, and there does not currently exist, any fraud or allegation of financial improprieties that involves management of the Company or any of its Subsidiaries.

3.07 Absence of Certain Developments. Since December 31, 2011, there has not been any Material Adverse Effect. Except as set forth on the attached Developments Schedule and except as expressly contemplated by this Agreement, since December 31, 2011, the Company and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice, and neither the Company nor any of its Subsidiaries has:

(a) amended or modified its certificate of incorporation or by-laws (or equivalent governing documents);

(b) subjected any of its material properties or assets to any Lien, except for Permitted Liens;

(c) sold, leased, assigned, transferred or purchased any material tangible assets, in each case, in a single or related series of transactions, other than, in each case, the sale of inventory in the ordinary course of business;

(d) sold, leased, assigned, transferred or purchased any material issued patents, material registered trademarks, material trade names, material registered copyrights or material trade secrets, except in the ordinary course of business;

(e) issued, sold, redeemed or transferred any of its capital stock or other equity securities, securities convertible into its capital stock or other equity securities or warrants, options or other rights to acquire its capital stock or other equity securities, or any bonds or debt securities;

(f) made or approved any changes in any Plan or any of its employee benefit plans, programs, policies, agreements or arrangements, other than renewals in the ordinary course of business consistent with past practice which did not result in increased cost to the Company or its Subsidiaries or as required by applicable Law;

(g) made any changes in wages, salary, fees or other compensation with respect to its current or former officers, directors, consultants or employees, other than changes made in the ordinary course of business consistent with past practice or as required by applicable Law or existing written agreements or written arrangements; provided that, notwithstanding the foregoing, neither the Company nor any of its Subsidiaries has taken any such action with respect to the individuals listed on the Officer Schedule;

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(h) paid, loaned or advanced (other than the payment of salary and benefits in the ordinary course of business consistent with past practice or the payment, advance or reimbursement of business expenses in the ordinary course of business consistent with past practice) any amounts to, or sold, transferred or leased any of its assets to, or entered into any other transactions with, any of its Affiliates, or made any loan to, or entered into any other transaction with, any of its directors or officers outside the ordinary course of business;

(i) adopted any Plans;

(j) hired or terminated any officers of the Company or its Subsidiaries or hired any other employees with fixed annual compensation in excess of $100,000;

(k) commenced or settled any litigation involving an amount in excess of $100,000 for any one case;

(l) made any material change in accounting principles, methods, procedures or policies, except as required by GAAP;

(m) (i) made, changed or revoked any Tax election, (ii) amended, settled or compromised any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, or consented to any extension or waiver of the statute of limitations thereof action in respect of Taxes, (iii) changed any annual Tax accounting period, adopted or changed any method of Tax accounting other than such changes required by GAAP or applicable Law, (iv) entered into any tax allocation agreement, tax sharing agreement, tax indemnity agreement or closing agreement relating to any Tax, (v) knowingly surrendered any right to claim a Tax refund, or (vi) prepared or filed any Tax Return (or any amendment thereof) other than such a Tax Return that was prepared in a manner consistent with prior practice unless otherwise required by applicable Tax Law;

(n) materially accelerated the collection of accounts receivable or materially delayed the payment of accounts payable;

(o) except as set forth in the Contracts Schedule, entered into or agreed to any material modification, amendment or extension of any Material Contract;

(p) (i) authorized, proposed, entered into or agreed to enter into any plan of liquidation, dissolution or other reorganization, or (ii) authorized, proposed, entered into or agreed to enter into any merger, consolidation or business combination with any Person;

(q) incurred or discharged any material Indebtedness, except in the ordinary course of business in accordance with the Revolver;

(r) made any capital expenditure or capital additions or betterments in excess of an average of $500,000 per quarterly accounting period, individually or in the aggregate;

(s) suffered any casualty, damage, destruction or loss, whether or not covered by insurance, to any material asset of the Company; or

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(t) committed to do any of the foregoing.

3.08 Title to Properties.

(a) Except as set forth on the Liens Schedule, the Company and its Subsidiaries own good and marketable title to, or hold pursuant to valid and enforceable leases, all of the personal property shown to be owned or leased by such entity on the Latest Balance Sheet, free and clear of all Liens, except for Permitted Liens, and except for assets disposed of by the Company or any of its Subsidiaries in the ordinary course of business since the date of the Latest Balance Sheet.

(b) Neither the Company nor any of its Subsidiaries owns any real property in fee.

(c) The real property demised by the leases described on the attached Leased Real Property Schedule (the “Leased Real Property”) constitutes all of the real property used, occupied or leased by the Company and its Subsidiaries. Except as set forth on the Leased Real Property Schedule, the Leased Real Property leases are in full force and effect, and the Company or a Subsidiary of the Company holds a valid and existing leasehold interest in the Leased Real Property under each such lease. The Company has delivered or made available to Parent true, correct and complete copies of each of the leases described on the Leased Real Property Schedule, and none of such leases has been modified in any material respect, except to the extent that such modifications are disclosed by the copies delivered or made available to Parent. None of the Company or any of its Subsidiaries nor, to the Company’s Knowledge, any other party to the Leased Real Property leases, is in default in any material respect under any of such leases. No event has occurred which, if not remedied, would result in a default by the Company or its Subsidiaries in any material respect under the Leased Real Property leases, and to the Company’s Knowledge, no event has occurred which, if not remedied, would result in a default by any party other than the Company or its Subsidiaries in any material respect under the Leased Real Property leases.

3.09 Taxes. Except as set forth on the attached Taxes Schedule:

(a) The Company and each of its Subsidiaries (i) have timely filed (taking into account any extensions) all Tax Returns that were required to be filed, and (ii) have timely paid all Taxes (whether or not shown thereon as due and owing) to the proper taxing authority. All Taxes which the Company or any of its Subsidiaries was obligated to collect, deduct or withhold from amounts paid by any customer or other third party, or owing to any employee, creditor or other third party, have been timely collected, deducted or withheld and timely paid to the applicable taxing authority. There are no Tax liens upon any property or assets of the Company or any of its Subsidiaries except for Permitted Liens. The Company and its Subsidiaries have made full and adequate provision in their books and records and Financial Statements for all Taxes which are not yet due and payable.

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(b) No action, suit, audit, proceeding, investigation, claim or other action concerning any Tax liability of the Company or any of its Subsidiaries is pending or, to the Company’s Knowledge, is threatened. Neither the Company nor any of its Subsidiaries has waived or extended any statute of limitations period for assessment in respect of Taxes beyond the date hereof. To the Company’s knowledge, there is no reason to expect that any such action, suit, audit, proceeding, investigation, claim or other action may be asserted against the Company or any of its Subsidiaries by a taxing authority in respect of a Pre-Closing Tax Period.

(c) Parent has received complete copies of (i) all Tax Returns of the Company and each of its Subsidiaries relating to the taxable periods since 2008, and (ii) any audit reports issued or closing agreements entered into within the last three years and any letter rulings issued relating to Taxes of the Company or any of its Subsidiaries. All deficiencies asserted or assessments made as a result of any examination by any taxing authority of the Tax Returns of the Company or any of its Subsidiaries have been fully paid. No issue has been raised by a taxing authority or auditor in any prior examination of the Company or any of its Subsidiaries which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency for any subsequent taxable period.

(d) No written claim or nexus inquiry has been made by any taxing authority in a jurisdiction in which the Company or any of its Subsidiaries does not file Tax Returns that it is required to file Tax Returns in that jurisdiction.

(e) Neither the Company nor any of its Subsidiaries (i) has been a member of a consolidated, combined, unitary or aggregate group of corporations within the meaning of Section 1504 of the Code or any analogous or similar provision of Law (other than the affiliated group the common parent of which was the Company), (ii) has any liability for the Taxes of any other Person (other than the affiliated group the common parent of which is the Company) under Treasury Regulations Section 1.1502-6 or any analogous or similar provision of Law, as a transferee or successor, as a result of any contractual obligation, or otherwise for any Taxes of any other Person, (iii) is party to or bound by any tax sharing agreement, tax indemnity obligation in favor of any Person, or similar agreement in favor of any Person with respect to Taxes (including any advance pricing agreement or other similar agreement relating to Taxes with any taxing authority), or (iv) is subject to any private letter ruling of the IRS or any comparable ruling of any taxing authority.

(f) The Company has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(g) Neither the Company nor any of its Subsidiaries has (i) engaged in a “reportable transaction,” as defined in Section 6707A(c)(1) of the Code or Treasury Regulations Section 1.6011-4(b), or any transaction requiring disclosure under any analogous or similar provision of Law, (ii) ever been the “distributing corporation” or the “controlled corporation” (in each case, within the meaning of Section 355(a)(1) of the Code) with respect to a transaction described in or intended to be governed by Section 355 of the Code (A) within the two-year period ending as of the date of this Agreement, or (B) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement, (iii) engaged in any “intercompany transactions” in respect of which gain was and continues to be deferred pursuant to Treasury Regulations Section 1.1502-13 or any analogous or similar provision of Law, or (iv) any “excess loss accounts” in respect of the stock of any Subsidiary pursuant to Treasury Regulations Section 1.1502-19 or any analogous or similar provision of Law.

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(h) Neither the Parent nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date, including as a result of any: (i) any change in method of accounting for a taxable period (or portion thereof) ending on or before the Closing Date, including under Section 481(a) of the Code or any analogous or similar provision of Law; (ii) installment sale or other open transaction disposition made on or prior to the Closing Date; (iii) prepaid amount received on or prior to the Closing Date; (iv) closing agreement described in Section 7121 of the Code or any analogous or similar provision of Law executed on or prior to the Closing Date; or (v) indebtedness discharged in connection with any election under Section 108(i) of the Code.

(i) The Company and each of its Subsidiaries has disclosed on its United States federal income Tax Returns all positions therein that could give rise to substantial understatement of federal income Tax within the meaning of Section 6662(d) of the Code.

(j) No property owned by the Company or any of its Subsidiaries is (i) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) “tax exempt use property” within the meaning of Section 168(h)(1) of the Code, (iii) “tax exempt bond financed property” within the meaning of Section 168(g)(5) of the Code, (iv) “limited use property” within the meaning of Rev. Proc. 2001-28 or (v) subject to any provision of state, local or foreign Law analogous or similar to any of the provisions listed above.

(k) The Company and each of its Subsidiaries has timely made its estimated tax payments without regard for any Tax deductions, Tax credits or similar Tax attributes relating to or arising out of the negotiation, execution or performance of this Agreement, the transactions contemplated by this Agreement, or the efforts to sell the Company or equity interests therein (whether to Parent or other Persons).

(l) Except as set forth on the Taxes Schedule, neither the Company nor any of its Subsidiaries has, nor has any such entity ever had (during any taxable period remaining open for the assessment of Tax by any applicable taxing authority under its applicable statute of limitations), any place of business or permanent establishment in any jurisdiction outside the jurisdiction of its organization.

(m) Neither the Company nor any of its Subsidiaries has obtained any consent or clearance from or entered into any settlement or arrangement with any taxing authority that would be binding on the Parent or any of its Affiliates or result in a material Tax liability for the Parent or any of its Affiliates for any Tax period (or portion thereof) ending after the Closing Date.

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(n) Neither the Company nor any of its Subsidiaries has knowingly taken or has agreed to take any action that would prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations, other than those actions contemplated by this Agreement.

(o) For purposes of this Section 3.09, references to any entity shall include any other entity that was merged, liquidated or converted into such entity.

3.10 Contracts and Commitments.

(a) Except as set forth on the attached Contracts Schedule, neither the Company nor any of its Subsidiaries is party to nor bound by any:

(i) agreement relating to any acquisition or disposition by the Company or such Subsidiary of any assets or properties or the operating business or capital stock of any other Person, or relating to any such prior acquisition to the extent the Company or any Subsidiary has any remaining right, obligation or liability (whether fixed or contingent) thereunder, within the last three years;

(ii) collective bargaining agreement or contract with any labor union or trade organization;

(iii) contract establishing any joint ventures, partnerships or similar arrangements;

(iv) contract reflecting a settlement of any threatened or pending legal proceedings entered into within the last three years;

(v) contract (A) prohibiting or materially limiting the right of the Company or of its Subsidiaries to compete in any line of business or to conduct business with any Person in any geographical area, (B) containing a most favored nation or similar provision in favor of any customer or counterparty, or (C) obligating the Company or any of its Subsidiaries to purchase or otherwise obtain any product or service exclusively from a single party or sell any product or service exclusively to a single party;

(vi) Intellectual Property license or similar arrangement material to the operation of the Company and its Subsidiaries, except licenses to software that is generally commercially available;

(vii) stock purchase, stock option or similar plan;

(viii) written contract for the employment of any officer, individual employee or other person on a full-time or consulting basis providing for fixed compensation in excess of $100,000 per annum;

(ix) agreement or indenture relating to the borrowing of money or to placing a Lien on any material portion of the Company’s or any Subsidiary’s assets;

(x) guaranty of any obligation for borrowed money;

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(xi) lease or agreement under which it is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds $100,000;

(xii) lease or agreement under which it is lessor of or permits any third party to hold or operate any property, real or personal, for which the annual rental exceeds $250,000;

(xiii) contract or group of related contracts with the same party for the purchase by the Company or any Subsidiary of products or services, under which the undelivered balance of such products and services has a selling price in excess of $500,000 as of the date hereof; or

(xiv) contract or group of related contracts with the same party for the sale by the Company or any Subsidiary of products or services under which the undelivered balance of such products or services has a sales price in excess of $1,000,000 as of the date hereof.

(b) Parent and Merger Sub have been given access to a true and correct copy of all written contracts which are referred to on the Contracts Schedule, together with all material amendments, waivers or other changes thereto.

(c) (i) Neither the Company nor any Subsidiary is in default under any contract listed, or required to be listed, on the Contracts Schedule (each, a “Material Contract” and, collectively, the “Material Contracts”) and (ii) to the Company’s Knowledge, as of the date hereof, the other party to each of the Material Contracts is not in default thereunder. Except as listed on the Contracts Schedule, each Material Contract is legal and in full force and effect and is valid, binding and enforceable against the Company and, to the Company’s Knowledge, the other party thereto. As of the date hereof, no party to any Material Contract has given any written notice, or to the Company’s Knowledge, any notice (whether or not written) of termination or cancellation of any Material Contract or that it intends to seek to terminate or cancel any Material Contract (whether as a result of the transactions contemplated hereby or otherwise).

(d) Except as set forth on the Authorization Schedule, there are no “change of control” or similar provisions or any obligations arising under any Material Contract which are created, accelerated or triggered by the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated hereby, and (ii) none of the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated herby will, under the terms, conditions or provisions of any Company Material Contract (A) result in any material increase or decrease in any payment or change in any material term or condition, (B) give rise to any right of amendment, termination, cancellation or acceleration of any right or obligation or to a loss of benefit, or (C) grant any repayment or repurchase rights to any Person.

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3.11 Intellectual Property.

(a) All of the patents and patent applications, internet domain names, trademark registrations and applications, service mark registrations and applications, copyright registrations and copyright applications that are owned by the Company or any of its Subsidiaries are set forth on the attached Intellectual Property Schedule (together with all other Intellectual Property owned by the Company, collectively, “Company Intellectual Property”). The Company or one of its Subsidiaries, subject to any non-exclusive licenses granted by the Company or its Subsidiaries in the normal course of business, owns and possesses all right, title and interest in and to all Company Intellectual Property required to be listed on the Intellectual Property Schedule. Neither the Company nor any of its Subsidiaries is currently infringing on the Intellectual Property rights of any other Person, and, to the Company’s Knowledge, no Person is currently infringing on the Company Intellectual Property.

(b) Except as set forth on the Intellectual Property Schedule, the Company and its Subsidiaries own or have the right to use all Intellectual Property currently used by them in the ordinary course of business. Except as set forth on the Intellectual Property Schedule, neither the Company nor its Subsidiaries have received written notice from any third party challenging the ownership or validity of the registered or issued Company Intellectual Property currently used by the Company and its Subsidiaries in their respective businesses.

(c) Except as set forth on the Intellectual Property Schedule, neither the Company nor any of its Subsidiaries has within the past 3 years received in writing any charge, complaint, claim, demand or notice alleging any infringement, misappropriation, or violation (including any claim that the Company or any of its Subsidiaries must license or refrain from using any Intellectual Property of any third party in order to avoid infringement) of the Intellectual Property of any third party.

(d) The Company and its Subsidiaries have taken commercially reasonable measures to protect the secrecy, confidentiality and value of all material trade secrets included in the Company Intellectual Property.

(e) To Company’s Knowledge, no employee or former employee of the Company or any of its Subsidiaries engaged in the business is, as a result of or in the course of such employee’s, consultant’s or independent contractor’s engagement, in default or breach of any material term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement relating to confidentiality or protection of trade secrets.

(f) To the Company’s Knowledge, no Technology owned or used by the Company or its Subsidiaries (collectively, “Company Technology”) contains any virus, worm, trojan horse, other material known contaminant, bug, defect or error that materially and adversely affects the use, functionality or performance of such Company Technology or any product or system containing or used in conjunction with such Company Technology.

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(g) The consummation of the transactions contemplated by this Agreement will not result in the material loss or impairment of or payment of any material additional amounts with respect to, nor require the consent of any other Person in respect of, the Company’s or its Subsidiaries’ right to own, use, or hold for use any of the Company Intellectual Property as owned, used, or held for use in the conduct of the business of the Company or any of its Subsidiaries.

3.12 Litigation. Except as set forth on the attached Litigation Schedule, as of the date hereof, there are (a) no suits, proceedings, actions or investigations pending, or (b) to the Company’s Knowledge, suits, proceedings, actions or investigations threatened against the Company or any of its Subsidiaries or their respective assets or properties, at Law or in equity, or before or by any federal, state, provincial, municipal or other governmental or regulatory department, commission, board, bureau, agency or instrumentality, domestic or foreign, and neither the Company nor any of its Subsidiaries, nor any of their respective assets or properties, is subject to or in violation of any outstanding judgment, order or decree of any court or Governmental Body. Except as set forth on the Litigation Schedule, neither the Company nor any Subsidiary is engaged in any suit, proceeding or action to recover monies due it or for damages sustained by it.

3.13 Employee Benefit Plans.

(a) The attached Employee Benefits Schedule lists each Plan. “Plans” means (i) “pension plans” (as defined under Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, (ii) “welfare plans” (as defined under Section 3(1) of ERISA), whether or not subject to ERISA, and (iii) any other employee benefit plan, program, policy, agreement or arrangement, including health, disability, paid time off, consulting, employment, retention, bonus, termination, severance, change in control, retirement savings, equity based or phantom equity bonus or award, tax gross-up or other compensation, perquisite or fringe benefit plans, programs, policies, agreements and arrangements, whether written or unwritten, in each case (A) sponsored, maintained, contributed to, or required to be contributed to, by the Company, any of its Subsidiaries or any ERISA Affiliate for the benefit of any current or former employees, directors or individual consultants of the Company or any of its Subsidiaries or (B) pursuant to which the Company or any of its Subsidiaries has any Liability. Each of the Plans that is a “pension plan” (as defined under Section 3(2) of ERISA, the “Pension Plans”) that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS and, to the Company’s Knowledge, nothing has occurred which would reasonably be expected to cause the loss of such qualification. The Plans comply in form and in operation in all material respects with their terms and the requirements of applicable Law, including the Code and ERISA. Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries has breached the terms of any Plan that is an employment or consulting agreement, or any restrictive covenant agreement with any current or former employee, director or individual consultant of the Company or any of its Subsidiaries.

(b) True, correct and complete copies of the following documents, with respect to each of the Plans, have been made available or delivered to Parent by the Company, to the extent applicable: (i) any Plan document, all amendments thereto and related trust documents and amendments thereto, and all related insurance policies, group annuity contracts and other related funding arrangements; (ii) the most recent Form 5500 and all schedules thereto; (iii) the most recent IRS determination or opinion letter; (iv) the most recent summary plan description and any summaries of material modifications; and (v) written descriptions of any such non-written Plans.

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(c) With respect to the Plans, all required contributions of the Company or any of its Subsidiaries have been made or properly accrued on the Company’s balance sheet. All contributions, transfers and payments in respect of any Plan have been and are fully deductible under the Code.

(d) Except as set forth on the attached Employee Benefits Schedule, none of the Plans is subject to Title IV of ERISA nor provides for medical or life insurance benefits to former employees, directors or services providers of the Company or any Subsidiary (other than as required under Code Section 4980B or similar state Law). Neither the Company, nor any Subsidiary or ERISA Affiliate has in the last six years contributed or has been obligated to contribute to any “employee pension plans,” as defined in Section 3(2) of ERISA, subject to Title IV of ERISA or Section 412 of the Code, including any “multiemployer plan” (as defined in Section 3(37) of ERISA, a “Multiemployer Plan”), nor has the Company or any Subsidiary or ERISA Affiliate incurred any withdrawal liability with respect to any Multiemployer Plan or any Liability in connection with the termination or reorganization of any Multiemployer Plan. Neither the Company nor any Subsidiary has any Liability under Title IV of ERISA.

(e) Except as set forth on the attached Employee Benefits Schedule, there are no pending material actions, claims or lawsuits which have been asserted or instituted against the Plans, the assets of any of the trusts under such Plans or the plan sponsor or the plan administrator, or against any fiduciary of the Plans with respect to the operation of such Plans (other than routine benefit claims in the ordinary course of business), nor does the Company have Knowledge of facts which would reasonably be expected to form the basis for any such claim or lawsuit. There is no pending or threatened governmental audit, examination or investigation relating to any Plan, nor, to the Company’s Knowledge, is there any basis for one.

(f) Except as set forth on the attached Employee Benefits Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (alone on in combination with any other event): (i) result in any payment becoming due to any current or former employee, director or consultant of the Company or any Subsidiary, (ii) increase any payments or benefits under any Plan, (iii) result in the acceleration of the time of payment, vesting or funding of any payments or benefits under any Plan, (iv) limit the right to amend or terminate any Plan or (v) result in the payment or provision of any amount or benefit that would not be deductible by reason of Section 280G of the Code. No Person has any right against the Company or any of its Subsidiaries to be grossed up, indemnified, or reimbursed for any Tax, interest or penalty imposed under, or any other amount payable in connection with, Section 409A or Section 4999 of the Code.

(g) Each Plan that is a nonqualified deferred compensation plan (within the meaning of Section 409A(d)(1) of the Code) is and has been maintained in compliance with Section 409A of the Code and all applicable IRS and Treasury Department guidance issued thereunder, both in terms of operation and documentation. None of the transactions contemplated hereby will constitute or result in a deferral of compensation under any Plan that is subject to Section 409A of the Code.

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(h) Except as set forth on the Employee Benefit Schedule, no Plan is maintained outside of, or subject to any laws other than those of, the United States, and no Plan covers any Person who resides or works outside of the United States. The Company and its Subsidiaries, as applicable, have reserved all rights necessary to amend and terminate each of the Plans that provide health and/or welfare benefits without the consent of any Person and without Liability.

(i) The Company, each of its Subsidiaries and each ERISA Affiliate has complied with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA, including with respect to each Plan.

3.14 Insurance. The attached Insurance Schedule lists each material insurance policy maintained by the Company and its Subsidiaries. All such insurance policies are in full force and effect and will continue in effect until Closing. Neither the Company nor any of its Subsidiaries is in default with respect to its obligations under any such insurance policies. There is no threatened termination of, or threatened premium increase with respect to, any of such policies other than in connection with the Company’s annual renewal process. During the last three years, neither the Company nor any of its Subsidiaries has received, from any insurance carrier with which it has carried any material insurance, (i) any refusal of coverage or notice of material limitation of coverage or any notice that a defense will be afforded with reservation of rights in respect of claims that are or would be reasonably be expected to be material to the Company or its Subsidiaries, or (ii) any notice of cancellation or any notice that any insurance policy is no longer in full force or effect or will not be renewed or that the issuer of any such insurance policy is not willing or able to perform its obligations thereunder.

3.15 Compliance with Laws. The Company and each of its Subsidiaries is in material compliance, and has materially complied at all times, with all applicable Laws, orders, codes and regulations of Governmental Bodies. Neither the Company nor any Subsidiary has received any written notice of, or been charged with, a violation of any such Laws, orders, codes or regulations, and to the Company’s Knowledge, no claims or complaints are threatened alleging that the Company or its Subsidiaries are in violation of any such Laws, orders, codes or regulations. To the Company’s Knowledge, no investigation, inquiry or review by any Governmental Body with respect to the Company or its Subsidiaries is pending or threatened. The Company and its Subsidiaries currently have all authorizations, licenses and permits which are required for the operation of their respective businesses as presently conducted and as presently intended to be conducted. Neither the Company nor any of its Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any authorization, license or permit to which it is a party.

3.16 Environmental Compliance and Conditions. Except as set forth on the attached Environmental Schedule:

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(a) The Company and its Subsidiaries are and have been in material compliance with all Environmental Laws.

(b) The Company and its Subsidiaries hold, and are and have been in compliance with, all authorizations, licenses and permits required under Environmental Laws to occupy the Leased Real Property and operate their respective businesses as presently conducted.

(c) The Company and its Subsidiaries are not subject to any outstanding order, consent, decree, claim, action or investigation pursuant to Environmental Laws and have not received any notice from any Governmental Body or third party regarding any actual or alleged violation of Environmental Laws, or any liabilities or potential liabilities for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages, penalties or attorney fees under Environmental Laws or related to the presence or release of any Hazardous Substance.

(d) Neither the Company nor its Subsidiaries have, directly or through any third party, disposed of, arranged for the disposal of, treated, stored, released or allowed or permitted the release of any Hazardous Substance at any real property, including the Leased Real Property, so as to give rise to liability for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under CERCLA or any other Environmental Laws.

(e) To the Knowledge of the Company, there are no and have never been any Hazardous Substances present on, at, in or under any real property currently or formerly owned, leased or used by the Company or its Subsidiaries for which the Company or its Subsidiaries is or may be liable.

(f) All permits, registrations, licenses, and authorizations required to be obtained or filed by the Company or any of its Subsidiaries under any applicable Environmental Laws in connection with the Company’s or any of its Subsidiaries’ operations have been duly obtained, are in full force and effect, there are no proceedings pending, or to the Company’s Knowledge, threatened to revoke, cancel or modify the terms of any such permits, registrations, licenses, or authorizations, and the Company and each of its Subsidiaries is in compliance with the terms and conditions of all such permits, registrations, licenses, and authorizations.

(g) Neither the Company nor any of its subsidiaries has expressly or, to the Knowledge of Company, by operation of law assumed, undertaken, provided any indemnity with respect to or otherwise become subject to any liability of any other person under any Environmental Laws.

(h) There are no underground storage tanks or related piping, abandoned pipelines or sewers, surface impoundments, pits, ponds, lagoons, hazardous waste disposal areas or friable asbestos containing materials for which the Company or its Subsidiaries is responsible at any Leased Real Property.

(i) The Company does not sell and has not sold any product containing asbestos or that utilizes or incorporates asbestos-containing materials in any way.

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(j) The Company and its Subsidiaries have made available to Parent accurate and complete copies of all environmental reports, studies, assessments, investigations, audits, correspondence and other documents relating to environmental or occupational safety and health matters in their possession and/or control.

(k) The representations and warranties in this Section 3.16 are the sole and exclusive representations and warranties in this Agreement concerning environmental matters including, without limitation, matters arising under Environmental Laws.

3.17 Affiliated Transactions. Except as set forth on the attached Affiliated Transactions Schedule or the attached Employee Benefits Schedule, no officer, director, manager, equity owner or Affiliate of the Company or any Subsidiary or any individual in such officer’s, director’s, manager’s or equity owner’s immediate family (a) is a party to any material agreement, contract, commitment or transaction with the Company or its Subsidiaries (other than any agreement, contract, commitment or transaction entered into in the ordinary course of business in an arm’s-length transaction with a Person not affiliated with the Company), (b) has any interest in any material property used by the Company or its Subsidiaries, or (c) other than employment relationships and compensation, benefits, repayment of travel, entertainment and other advances made in the ordinary course of business, has entered into any agreement whereby such Person owes any Indebtedness to or is owed any Indebtedness from any of the Company or its Subsidiaries.

3.18 Employment and Labor Matters. (a) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement and there are no labor or collective bargaining agreements which pertain to employees of the Company or any of its Subsidiaries, (b) neither the Company nor any of its Subsidiaries have experienced any strike or material grievance, claim of unfair labor practices, or other collective bargaining dispute within the past two years, and (c) (i) there are no disputes pending or to the Company’s Knowledge, threatened between the Company or any of its Subsidiaries and any of their employees, directors or contractors, and (ii) there is no current union campaign being conducted to solicit cards from employees to authorize a union to request a National Labor Relations Board (or any other Governmental Body) certification election with respect to employees of the Company or any of its Subsidiaries or other organizing activity and neither the Company nor its Subsidiaries has been subject to an application by a union to be declared a common or related employer under labor relations legislation. Each of the Company and its Subsidiaries is in compliance in all material respects with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, human rights, discrimination, immigration, pay equity, employment equity, workers’ compensation, safety and health, worker classification (including employee-independent contractor classification and the proper classification of employees as exempt employees and non-exempt employees), the Worker Adjustment and Retraining Notification Act (“WARN”) and any similar state, provincial or local “mass layoff” or “plant closing” Law and the collection and payment of withholding and/or social security taxes. There has been no “mass layoff” or “plant closing” (as defined by WARN or any similar state, provincial or local Laws) with respect to the Company or any of its Subsidiaries within the six (6) months prior to Closing. The Company and its Subsidiaries have classified all individuals who perform services for the Company or its Subsidiaries correctly under each Plan, ERISA, the Code and other applicable Law, as common law employees, independent contractors or leased employees. To the

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Company’s Knowledge, each employee, director and contractor of the Company or its Subsidiaries is in compliance with all visa and work permit requirements applicable to such Person’s relationship with the Company and its Subsidiaries. To the Company’s Knowledge, no visa or work permit held by any such Person will expire before the date that is six months after the date hereof.

3.19 Brokerage. Except as set forth on the attached Brokerage Schedule, there are no claims for nor will any Person be entitled to any brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Holders or the Company.

3.20 Customers and Suppliers.

(a) The attached Customers Schedule sets forth a list of the twenty (20) largest customers of the Company and the Subsidiaries, as measured by the dollar amount of purchases thereby, for each of the years ended December 31, 2010, December 31, 2011 and for the eight-month period ended August 31, 2012, showing the approximate total sales by the Company and the Subsidiaries to each such customer during such period. Since December 31, 2011, except as set forth on the Customers Schedule, no customer listed on the Customers Schedule has terminated or adversely modified its relationship with the Company or any Subsidiaries and no customer listed on the Customers Schedule has notified the Company or the Subsidiaries that it intends to terminate or adversely modify its relationship with the Company or any of its Subsidiaries. Parent and Merger Sub have been given access to true and correct copies of all written contracts with the Company or any Subsidiary pursuant to which any customer listed on the Customers Schedule has agreed to purchase services from the Company or any Subsidiary, together with all material amendments, waivers or other changes thereto. Neither the Company nor any Subsidiary is in material default under any such contract with any customer listed on the Customers Schedule and to the Company’s Knowledge, no customer listed on the Customers Schedule that is a party to any such contract is in material default thereunder. Each such contract with any customer listed on the Customers Schedule is legal and in full force and effect and is valid, binding and enforceable against the Company and, to the Company’s Knowledge, the other party thereto. Since January 1, 2011, no Material Customer has (i) other than in the ordinary course of business, failed to purchase the quantity of goods required to be purchased by such Material Customer pursuant to the terms of the contract with such Material Customer, or (ii) otherwise breached or defaulted on its obligations under any such contract.

(b) The attached Suppliers Schedule sets forth the top ten (10) suppliers of the Company and its Subsidiaries (based on the dollar amount of purchases from such suppliers) for each of the years ended December 31, 2010, December 31, 2011 and for the eight-month period ended August 31, 2012 (“Material Suppliers”). Except as set forth on the Suppliers Schedule, (i) all Material Suppliers continue to be suppliers of the Company and its Subsidiaries and none of such Material Suppliers has reduced materially its business with the Company or its Subsidiaries from the levels achieved during the fiscal year ended December 31, 2011, and, to the Company’s Knowledge, no such reduction will occur; and (ii) no Material Supplier has terminated or adversely modified, or given notice that it intends to terminate or adversely modify, its relationship with the Company, nor has the Company received notice that any Material Supplier intends to do so.

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3.21 Accounts Receivable. All unpaid accounts receivable of the Company and its Subsidiaries, including all accounts receivable as shown on the Latest Balance Sheet and the Financial Statement for the fiscal year ended December 31, 2011, are valid receivables and were incurred in the ordinary course of business for bona fide products delivered or services rendered. As of the date hereof, no written notice has been received from any account debtor that any material amount of such accounts receivable are subject to any pending or threatened setoff, discount or counterclaim of any kind or subject to any other repurchase or return arrangement.

3.22 Product Warranty and Product Liability.

(a) Except as set forth on the Product Warranty and Product Liability Schedule, each product (including work-in-progress items) designed, manufactured, sold or otherwise delivered by the Company or any of its Subsidiaries is being, and has been, designed and manufactured in conformity with all applicable contractual commitments and all express and implied warranties in all material respects, and neither the Company nor any of its Subsidiaries has any Liability (and, to the Company’s Knowledge, there is no basis for any present or future Action against the Company or any of its Subsidiaries) for non-performance, replacement or repair of any such products or other damages or other costs in connection therewith, subject only to the reserve for product warranty claims set forth in the Financial Statements. The recorded warranty reserve set forth in the Financial Statements is adequate in light of the historical warranty loss experience of the Company and its Subsidiaries and their projected sales.

(b) The Company has no Liability and, to the Company’s Knowledge, there is no basis for any present or future Action against the Company that could give rise to any Liability, arising out of any injury to Person or property as a result of the ownership, possession or use of a product designed, manufactured, assembled, repaired, sold, leased, delivered, installed or otherwise distributed, or services rendered, by the Company.

3.23 Sufficiency of Assets. The Company and its Subsidiaries are the only operators through which their respective businesses are conducted. The assets and properties, tangible and intangible (including software), currently owned, leased or licensed by the Company and its Subsidiaries are sufficient for the conduct of their respective businesses, are the only assets and properties used in the conduct of such businesses and constitute all of the assets and properties necessary for the continued conduct of such businesses after the Closing in substantially the same manner as conducted prior to the Closing. All of the material assets of the Company and its Subsidiaries are in good condition, in good working order and in a state of good maintenance and repair relative to customary commercial standards in the domestic oil and gas sector (ordinary wear and tear excepted).

3.24 Inventory. The inventory reflected on the Latest Balance Sheet was properly stated therein at the lesser of cost or fair market value determined in accordance with GAAP consistently applied. Such inventory is in quantities sufficient for the normal operation of the business of the Company in accordance with past practices and shall be items of a quality usable or saleable by the Company in the ordinary course of business, except as reflected in any reserves recorded on the Latest Balance Sheet. Adequate reserves have been reflected in the Financial Statements for obsolete, excess, damaged, slow-moving or otherwise unusable inventory, which reserves were calculated in a manner consistent with past practice and in accordance with GAAP consistently applied.

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3.25 Certain Payments. Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any director, officer, employee, or other Person associated with or acting on behalf of any of them, has, directly or indirectly, made or agreed to make any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (a) to obtain favorable treatment in securing business for the Company or any of its Subsidiaries, (b) to pay for favorable treatment for business secured by the Company or any of its Subsidiaries, (c) to obtain special concessions or for special concessions already obtained, for or in respect of the Company or any of its Subsidiaries, (d) in violation of the United States Foreign Corrupt Practices Act of 1977, the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions, any international anti-bribery conventions or applicable local anti-corruption or bribery Laws or any other applicable Law related to anti-corruption or bribery, or (e) otherwise in connection with any actual or proposed transaction relating to the business of the Company or any of its Subsidiaries. Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries (nor any of their respective directors, officers, employees or other Persons associated with or acting on behalf of any of them) has, directly or indirectly, (y) taken any action which would cause it to be in violation of the United States Foreign Corrupt Practices Act, as amended, or any rules or regulations thereunder, including by offering or conveying, directly or indirectly (such as through an agent), anything of value to obtain or retain business or to obtain any improper advantage, including any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment to a foreign government official, candidate for office, or political party or official of a political party, or (z) paid, offered, promised, authorized or agreed to give any money, gift or other thing of value or benefit to (i) any official or employee of any Governmental Body (including an official or employee of any public international organization or of any business or enterprise owned or partially owned by a Governmental Body), (ii) any political party, or employee or director thereof, or (iii) any candidate for a political position or any political subdivision for the purpose of: (A) influencing any act or decision of such person described in clauses (i), (ii) or (iii); (B) inducing such person described in clauses (i), (ii) or (iii) to act or fail to act in violation of his or her legal duties; or (C) causing such Person described in clauses (i), (ii) or (iii) to influence any act or decision of any Governmental Body to secure business licenses or permits, obtain or retain business, or direct business toward any person. The Company has delivered or made available to Parent correct and complete copies of each contract or agreement between the Company and any foreign sales agent or foreign sales representative thereof. The Company maintains a system of internal accounting controls adequate to reasonably ensure that it maintains no off-the-books accounts and that the assets of the Company and its Subsidiaries are used only in accordance with the Company’s management directives.

3.26 Information. None of the information relating to the Company supplied by the Company, or by any other Persons acting on behalf of the Company, in writing for inclusion in the Offer Documents or pursuant to Section 5.08 will, with respect to information provided in connection with the Offer Documents, as of the date that such Offer Documents (or any amendment or supplement thereto) is first mailed to holders of Parent Shares or at the Effective Time and with respect to information provided pursuant to Section 5.08, as of the date provided

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to the Company’s lenders, contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not false or misleading in any material respect.

3.27 No Other Representations and Warranties. Except for the representations and warranties contained in this Article III, the Company makes no other express or implied representation or warranty with respect to the Company, or the transactions contemplated hereby, and the Company expressly disclaims any other representations or warranties, whether made by the Company or any of their Affiliates, officers, directors, employees, agents or representatives.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Each of Parent and Merger Sub represents and warrants, on a joint and several basis, to the Company, Representative and each Holder as follows:

4.01 Organization and Power. Parent is a Delaware corporation duly organized, validly existing and in good standing under the laws of the state of its organization, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder and Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the state of Delaware, with full limited liability company power and authority to enter into this Agreement and perform its obligations hereunder.

4.02 Authorization; Valid and Binding Agreement. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite action on the part of Parent and Merger Sub, respectively, and no other proceedings on the part of Parent or Merger Sub are necessary to authorize the execution, delivery or performance of this Agreement. Assuming that this Agreement is a valid and binding obligation of the Company, this Agreement constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

4.03 No Breach. Neither Parent nor Merger Sub is subject to or obligated under, to the extent applicable, any provision of its articles of incorporation, its bylaws or applicable governing documents, any applicable Law, rule or regulation of any governmental authority, or any material agreement or instrument, or any order, writ, injunction or decree, which would be breached or violated in any material respect by its execution, delivery or performance of this Agreement or consummation of the Merger.

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4.04 Consents, etc. Except for (i) the applicable requirements of the HSR Act and any required filings or notifications that relate solely to the identity of Parent or Merger Sub or the nature of the business carried on by the Company or any of its Affiliates prior to Closing, (ii) the actions to be taken pursuant to Section 6.04, and (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, neither Parent nor Merger Sub is required to submit any notice, report or other filing with any governmental authority in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby. Each of Parent and Merger Sub has made or will cause to be made all filings and submissions under the HSR Act and comparable foreign antitrust laws necessary for the consummation of the transactions contemplated herein. Other than as stated above, no consent, approval or authorization of any governmental or regulatory authority or any other party or Person is required to be obtained by Parent or Merger Sub in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, except for those consents, approvals and authorizations relating to any filings or notifications that relate solely to the identity of Parent or Merger Sub or the nature of the business carried on by the Company or any of its Affiliates prior to Closing.

4.05 Litigation. There are no actions, suits or proceedings pending or, to the knowledge of Parent or Merger Sub, overtly threatened against Parent or Merger Sub at law or in equity, or before or by any federal, state, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which would reasonably be expected to adversely affect the performance of Parent or Merger Sub under this Agreement or the consummation of the transactions contemplated hereby.

4.06 Brokerage. Except as set forth on Schedule 4.06, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Parent or Merger Sub.

4.07 Merger Sub. Merger Sub was organized solely for the purpose of entering into this Agreement and consummating the transactions contemplated hereby and has not engaged in any activities or business, and has incurred no liabilities or obligations whatsoever, in each case, other than those incident to its organization and the execution of this Agreement and the consummation of the transactions contemplated hereby.

4.08 SEC Reports and Financial Statements.

(a) A true and complete copy of each annual, quarterly and other report, registration statement, and definitive proxy statement filed by Parent with the SEC since March 1, 2011 and prior to the date hereof (the “Parent SEC Documents”) is available on the Web site maintained by the SEC at http://www.sec.gov, other than portions in respect of which confidential treatment was granted by the SEC. As of their respective filing dates, the Parent SEC Documents complied in all material respects with the requirements of the United States Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained on their filing dates any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent corrected by a subsequently filed Parent SEC Document.

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(b) The financial statements of Parent included in the Parent SEC Documents (the “Parent Financial Statements”) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with United States generally accepted accounting principles applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto, except in the case of pro forma statements, or, in the case of unaudited financial statements, except as permitted under Form 10-Q under the Exchange Act) and fairly presented the consolidated financial position of Parent and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of Parent’s operations and cash flows for the periods indicated (subject to, in the case of unaudited statements, normal and recurring year-end audit adjustments).

4.09 Certain Parent Representations.

(a) As of the date hereof, Parent is not aware of any facts that would reasonably be expected to cause it to be ineligible to file the Form S-3 Registration Statement contemplated by the Registration Rights Agreement or to have to delay or suspend the effectiveness of the Form S-3 Registration Statement.

(b) The Parent Shares to be issued by Parent in connection with this Agreement shall have been, as of the Closing, duly authorized, and upon consummation of the Merger and the issuance of such Parent Shares pursuant to and in accordance with the terms hereof, will be validly issued, fully paid and non-assessable.

4.10 No Other Representations and Warranties. Except for the representations and warranties contained in this Article IV, neither Parent nor Merger Sub makes any other express or implied representation or warranty with respect to Parent, Merger Sub, or the transactions contemplated hereby, and Parent and Merger Sub expressly disclaim any other representations or warranties, whether made by Parent, Merger Sub or any of their Affiliates, officers, directors, employees, agents or representatives.

4.11 Rule 14d-10(d) Matters. Prior to the closing of the Tender Offer, Parent shall take all such steps as may be required to cause each “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act entered into by Parent or a Subsidiary of Parent on the date hereof with any officer, director or employee pursuant to which consideration is payable to such officer, director or employee to be approved in accordance with the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

ARTICLE 5

PRE-CLOSING COVENANTS OF THE COMPANY AND REPRESENTATIVE

5.01 Conduct of the Business.

(a) During the period from the date of this Agreement until the Closing or the earlier termination of this Agreement pursuant to Section 7.01 hereof, except with the prior written consent of Parent, the Company will use its commercially reasonable efforts, and cause

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its Subsidiaries, to (i) carry on each of its and its Subsidiaries’ businesses according to its ordinary course of business and substantially in the same manner as heretofore conducted, (ii) preserve and protect and cause its Subsidiaries to preserve and protect their respective assets, properties, organization (including key officers and employees), goodwill and business relationships, (iii) cause all transactions between it and/or its Subsidiaries, on the one hand, and third parties, on the other hand, to take place on arm’s length terms, (iv) maintain insurance coverage on such terms and in such amounts substantially as maintained on the date hereof, and (v) comply in all material respects with all applicable Laws, orders, codes, licenses, regulations and ordinances of any Governmental Body.

(b) During the period from the date of this Agreement until the Closing or the earlier termination of this Agreement pursuant to Section 7.01 hereof, except as otherwise expressly provided for by this Agreement or consented to in writing by Parent, the Company will not, and will not permit any of its Subsidiaries to, (i) other than the borrowing of amounts pursuant to the Revolver, incur or commit to incur any Indebtedness, or (ii) take any action or refrain from taking any action that, if taken or not taken prior to the date hereof, would be required to disclosed pursuant to Section 3.07.

5.02 Access to Books and Records. During the period from the date of this Agreement until the Closing or the earlier termination of this Agreement pursuant to Section 7.01 hereof, the Company will provide, and will cause its Subsidiaries to provide, Parent and its representatives, advisors and prospective financing sources and each of their respective representatives (“Parent’s Representatives”) with access during normal business hours and upon reasonable notice to the offices, employees, properties, Tax Returns, Tax workpapers and books and records of the Company and its Subsidiaries as it reasonably requests, and the Company will use reasonable efforts to cause its and its Subsidiaries’ employees and representatives to cooperate with Parent and Parent’s Representatives in connection with Parent’s access to the foregoing.

5.03 Regulatory Filings.

(a) Within 5 business days after the date hereof, the Company will make or cause to be made all filings and submissions under any Law applicable to the Company and its Subsidiaries and their respective Affiliates required for the consummation of the transactions contemplated herein. Subject to applicable Laws relating to the exchange of information, Parent will have the right to review in advance, and to the extent practicable will consult with the Company and the Subsidiaries on, all the information that appears in any such filings, and the Company will coordinate and cooperate with Parent in exchanging such information and providing such assistance. In exercising the foregoing right, Parent will act reasonably and as promptly as practicable.

(b) The Company will, and will cause the Subsidiaries to, comply with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions by any Governmental Body. The Company agrees to take and to cause its Subsidiaries to take commercially reasonable steps necessary to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Body or any other Person so as to enable the parties to expeditiously close the transactions contemplated hereby.

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(c) The Company will keep Parent apprised of the status of all filings and submissions referred to in Section 5.03(a) above, including promptly furnishing Parent with copies of notices or other communications received by the Company or any Subsidiary in connection therewith. Neither the Company nor any Subsidiary will permit any of its officers, employees or other representatives or agents to participate in any meeting with any governmental authority in respect of such filings and submissions unless it consults with Parent in advance and, to the extent permitted by such governmental authority, gives Parent the opportunity to attend and participate thereat.

5.04 Conditions. The Company will use reasonable best efforts to cause the conditions set forth in Section 2.02 hereof to be satisfied and to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to consummate the transactions contemplated herein as soon as reasonably possible after the satisfaction of the conditions set forth in Section 2.01 and 2.03 (other than those to be satisfied at the Closing).

5.05 Exclusive Dealing. During the period from the date of this Agreement until the Closing or the earlier termination of this Agreement pursuant to Section 7.01 hereof, the Company will not take and will use reasonable best efforts to cause its Subsidiaries, Affiliates, directors, officers, employees and advisors not to take (and will not permit any other Person on its or their behalf to take) any action to, directly or indirectly, solicit, encourage, facilitate, initiate or engage in discussions or negotiations with, or provide any information to, any Person (other than Parent, Merger Sub and Parent’s Representatives) concerning any purchase of the Common Stock or other equity securities, any merger or consolidation, tender offer or exchange offer involving the Company or its Subsidiaries, any sale of substantially all of the assets of the Company or any of its Subsidiaries, any reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or its Subsidiaries (other than assets sold in the ordinary course of business) (an “Acquisition Proposal”). The Company agrees to promptly notify Parent upon receipt of any Acquisition Proposal.

5.06 Notification. During the period from the date of this Agreement until the Closing or the earlier termination of this Agreement pursuant to Section 7.01 hereof, the Company shall as promptly as reasonably practicable disclose to Parent in writing (in the form of updated disclosure schedules) any development, fact, circumstance, occurrence or non-occurrence causing a material breach of any of the representations and warranties contained in Article 3 hereof and of any material breach of the covenants, conditions or agreements in this Agreement made by the Company. Such disclosures will amend and supplement the appropriate disclosure schedules delivered on the date hereof and attached hereto; provided that, such disclosures will not be deemed to amend and supplement the appropriate disclosure schedules for purposes of (i) the conditions to closing set forth in Section 2.02(a), (ii) Parent’s ability to terminate this Agreement pursuant to Section 7.01(b), or (iii) the Parent Indemnitees’ ability to seek indemnification pursuant to Article 8.

5.07 Tender Offer Assistance. The Company and its Subsidiaries shall comply with the provisions set forth in Section 6.04.

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5.08 Financing Assistance. The Company and its Subsidiaries shall use commercially reasonable efforts to, and shall cause their respective officers, employees, representatives and advisors, including legal, financial and accounting advisors, to use commercially reasonable efforts to, provide such cooperation as is reasonably requested by Parent in connection with obtaining or closing any financing transaction contemplated by Parent in connection with the consummation of the transactions contemplated hereby, including (i) participating in a reasonable number of due diligence sessions (but not more than two in person meetings), (ii) providing reasonably promptly to Parent and its financing sources such financial and other information regarding the Company and its Subsidiaries as is reasonably required in order to obtain or consummate such financings, including, without limitation, a description of the business of the Company and its Subsidiaries, the financial information necessary to provide a customary presentation of EBITDA and adjusted EBITDA for a 144A offering of debt securities and audited and unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company as of and for the most recent fiscal year ended at least 90 days prior to the Closing Date and for each subsequent interim period ended at least 45 days prior to the Closing Date and each comparable fiscal period in the prior fiscal year or as otherwise necessary in order to assist in receiving customary “comfort” (including “negative assurance” comfort) from independent accountants in connection with the offering(s) of debt securities and, if required, using commercially reasonable efforts to cause its independent accountants to provide customary comfort letters that such accounting firms are prepared to deliver upon Closing, (iii) executing and delivering reasonable and customary certificates, legal opinions and other documentation required by such financings, (iv) delivering notices of prepayment within the time periods required by the agreements governing the existing indebtedness for borrowed money of the Company and its Subsidiaries that will be repaid at Closing, and (v) taking all reasonable formal corporate actions, subject to the occurrence of the Closing, reasonably requested by Parent in connection with the consummation of such financing; provided, however, that (A) the Company shall not be required to provide such cooperation to the extent such cooperation unreasonably interferes with the Company’s day to day operations or to produce the information in clause (ii) above (other than the business description and financial information and statements expressly described in clause (ii) above) if such information is unavailable to the Company or its production would cause undue burden to the Company, (B) Parent shall coordinate its request for the Company’s assistance so as to minimize any disruption to the Company’s executive officers’ day to day responsibilities, and (C) no documentation executed or delivered by the Company pursuant to clause (iii) above shall become effective prior to the effectiveness of the Merger unless otherwise expressly agreed by the Company as such and the Company shall have no liability with respect to any such documentation until such time. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company in connection with the cooperation contemplated by this Section 5.08. The Company shall notify Parent promptly if it restates or intends to restate any historical financial statements of the Company, in whole or in part, or otherwise indicates its intent or the need to restate any of the financial statements included in clause (ii) above, or that any such restatement is under consideration.

5.09 D&O Insurance. Prior to the Closing, the Company shall purchase a directors’ and officers’ liability insurance coverage for the Company’s directors and officers on terms reasonably acceptable to Parent that shall provide such directors and officers with coverage for at least six (6) years following the Effective Time of not less than the existing coverage and have other terms not materially less favorable to the insured Persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company; provided, that the Company will not be required to purchase such coverage if the premium for such coverage exceeds, on a periodic basic, an amount equal to three times the current premium for the Company’s existing directors’ and officers’ liability insurance policy.

5.10 280G Holder Vote. Prior to the Closing, the Company shall submit to a vote of the Holders, in a manner that satisfies the shareholder approval requirements under Section 280G(b)(5)(B) of the Code and regulations promulgated thereunder (a “280G Holder Vote”), the right of any “disqualified individual” (as defined in Section 280G(c) of the Code) to receive any and all payments (or other benefits) contingent on the consummation of the transactions contemplated hereby (within the meaning of Section 280G(b)(2)(A)(i) of the Code) to the extent necessary so that no payment received by, or benefit provided to, such “disqualified individual” would be a “parachute payment” under Section 280G(b) of the Code if the Holders approve the payment by a vote that complies with Section 280(b)(5)(B) of the Code. The Company shall (i) at least 5 business days prior to providing (A) the applicable disqualified individuals with any required waivers, consents or agreements and (B) the applicable Holders with any materials necessary to comply with the 280G Holder Vote, provide a draft of the applicable materials to Parent and incorporate into such materials any reasonable comments that are timely provided by Parent and (ii) obtain any required waivers, consents or agreements from each disqualified individual at least 1 business day prior to conducting the 280G Holder Vote. Prior to the Closing, the Company shall provide Parent and its counsel with copies of all documents executed by the Holders and disqualified individuals in connection with the 280G Holder Vote (the “280G Vote Materials”).

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ARTICLE 6

COVENANTS OF PARENT AND MERGER SUB

6.01 Director and Officer Liability and Indemnification.

(a) Parent and Merger Sub agree that all rights to indemnification, advancement or exculpation existing on the date hereof in favor of any officers and directors of the Company or its Subsidiaries (each, an “Indemnified Person”), as provided in the Company’s and any of its Subsidiaries’ respective certificates of incorporation, bylaws or equivalent governing documents or otherwise as in effect as of the date hereof, to the extent permitted by applicable Law, shall survive the Merger for a period of six years after Closing, it being the intent of the parties each Indemnified person of the Company and its Subsidiaries will continue to be entitled to such exculpation, indemnification and advancement of expenses to the full extent of the law. For a period of six years after the Closing, Parent shall cause the governing documents of the Surviving Company and its Subsidiaries, or any successor to the Surviving Company or any of its Subsidiaries, to contain, to the extent permitted by applicable Law, provisions that are no less favorable with respect to indemnification, advancement of costs and exculpation of Indemnified Persons as are set forth in the applicable governing documents of the Company and its Subsidiaries on the date of this Agreement.

(b) It is expressly agreed that each Indemnified Person is a third party beneficiary of this Section 6.01, each of whom may enforce the provisions of this Section 6.01, and this provisions of this Section 6.01 may not be waived or modified in any manner which is materially adverse to the interests of an Indemnified Party without such Party’s prior written consent.

6.02 Regulatory Filings.

(a) Within 5 business days after the date hereof, Parent will make or cause to be made all filings and submissions under any Laws applicable to Parent and Merger Sub and their respective Affiliates for the consummation of the transactions contemplated herein. Subject to applicable Laws relating to the exchange of information, the Company will have the right to review in advance, and to the extent practicable will consult with Parent on, all the information that appears in any such filings, filings, and Parent will coordinate and cooperate with the Company in exchanging such information and providing such assistance. In exercising the foregoing right, the Company will act reasonably and as promptly as practicable. Parent will pay the applicable filing fee under the HSR Act.

(b) Parent and Merger Sub will comply with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions by any Governmental Body. Parent and Merger Sub agree to take all commercially reasonable steps necessary to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Body or any other Person so as to enable the parties to expeditiously close the transactions contemplated hereby.

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(c) Parent will keep the Company apprised of the status of all filings and submissions referred to in Section 6.02(a) above, including promptly furnishing the Company with copies of notices or other communications received by Parent or Merger Sub in connection therewith. Neither Parent nor Merger Sub will permit any of its officers, employees or other representatives or agents to participate in any meeting with any governmental authority in respect of such filings and submissions unless it consults with the Company in advance and, to the extent permitted by such governmental authority, gives the Company the opportunity to attend and participate thereat.

(d) Notwithstanding the foregoing, in no event shall Parent or any of its Subsidiaries be required to (i) effect any divestiture or license of any assets or properties of Parent or any of its Subsidiaries (including the Surviving Company), (ii) hold separate any such assets or properties, (iii) agree to any restrictions on the operations, business or assets of Parent or any of its Subsidiaries (including the Surviving Company), or (iv) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger, including seeking to have vacated or reversed any decree, order or judgment entered by any court or other Governmental Body that would restrain, prevent or delay the Closing.

6.03 Conditions. Each of Parent and Merger Sub will use their reasonable best efforts to cause the conditions set forth in Section 2.03 hereof to be satisfied and to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to consummate the transactions contemplated herein as soon as reasonably possible after the satisfaction of the conditions set forth in Sections 2.01 and 2.02 (other than those to be satisfied at Closing).

6.04 Tender Offer.

(a) Prior to the Closing Date, Parent will provide the holders of the 6,000,000 shares of common stock sold in Parent’s initial public offering its stockholders (the “Offering Shares”) with the opportunity to redeem their Parent Shares in cash for a price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the date of the commencement of such tender offer, plus interest accrued from and after such date until two business days prior to the Closing, less franchise and income taxes payable and less any interest that Parent may withdraw in accordance with the terms of the trust agreement governing the use of the Trust Account for working capital requirements, by (ii) the total number of then outstanding Offering Shares (the “Tender Offer”). Unless otherwise agreed to by the Company and Parent, Parent shall use its commercially reasonably efforts (subject to market conditions) to conduct the Tender Offer without a stockholder vote pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act (as modified, waived or otherwise agreed to with the SEC) which regulates issuer tender offers and compliance with the requirement of Article IX of its charter, and will file Tender Offer documents with the SEC. The Tender Offer documents will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and in addition shall contain substantially the same financial and other information about the transactions contemplated hereby and the redemption rights as is required under Regulation 14A of the Exchange Act which regulates the solicitation of proxies. The obligation of Parent to accept for payment shares Parent Shares validly tendered and not validly withdrawn pursuant to

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the Tender Offer shall be subject to (i) the condition (the “Maximum Tender Condition”) that no more than a number of Parent Shares equal to ninety-two percent (92%) of the IPO Shares (as defined in Parent’s certificate of incorporation as amended) shall have been validly tendered and not validly withdrawn pursuant to and prior to the expiration of the Tender Offer, and (ii) the satisfaction of each of the other conditions set forth in Annex A hereto. Parent may, without the consent of the Company, (i) extend the Tender Offer for one or more period(s) beyond the scheduled expiration date, which initially shall be no earlier than 20 business days following the commencement of the Tender Offer, if, at any scheduled expiration of the Tender Offer, the Maximum Tender Condition and/or the conditions set forth in Annex A, have not been satisfied or waived, or (ii) extend or amend the Tender Offer for any period (such expiration date as extended, the “Expiration Date”) required by any rule, regulation or interpretation of the SEC, or the staff thereof, applicable to the Tender Offer.

(b) Tender Offer Documents. Parent shall file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, the “Schedule TO”) with respect to the Tender Offer which shall contain the materials set forth in Schedule 6.04(b). Each Schedule TO shall contain or shall incorporate by reference an offer to purchase (an “Offer to Purchase”) and forms of the related letter of transmittal and any related summary advertisement (such Schedule TO, Offer to Purchase and such other documents, together with all supplements and amendments thereto, being referred to herein collectively as the “Offer Documents”). Parent and the Company agree to correct promptly any information provided by it for use in the Offer Documents that shall have become false or misleading in any material respect, and Parent further agrees to take all steps reasonably necessary to cause the Schedule TO, as so corrected, to be filed with the SEC, and the other Offer Documents, as so corrected, to be disseminated to holders of Parent Shares, in each case as and to the extent required by applicable federal securities laws. Parent shall give the Company and its counsel a reasonable opportunity to review and comment on the Offer Documents prior to such documents being filed with the SEC or disseminated to holders of Parent Shares. Parent shall provide the Company and its counsel with any comments that Parent or its counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments and shall provide the Company and its counsel with a reasonable opportunity to participate in the response of Parent to such comments.

(c) Company Cooperation. The Company acknowledges that a substantial portion of the filings with the SEC and mailings to Parent’s stockholders with respect to the Tender Offer shall include disclosure regarding the Company and its management, operations and financial condition. Accordingly, the Company agrees to as promptly as reasonably practical provide Parent with such information as shall be reasonably requested by Parent for inclusion in or attachment to the Offer Documents to be filed and/or mailed, or otherwise supplied to Parent’s stockholders and other investors, as of and following the commencement of the Tender Offer, that (i) is accurate in all material respects, (ii) complies as to form in all material respects as reasonably requested by Parent and (iii) contains substantially the financial and other information about the Company as is reasonably requested by Parent. The Company understands that such information shall be included in the Offer Documents and/or responses to comments from the SEC or its staff in connection therewith and mailings. The Company shall make its, and cause each of its Subsidiaries to make its, managers, directors, officers and employees available to Parent and its counsel in connection with the drafting of such filings and mailings, responding in a timely manner to comments from the SEC, and, upon the reasonable prior request, any meetings with the Parent’s stockholders and other investors concerning the Tender Offer and the transactions contemplated hereby.

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(d) Termination of Tender Offers. Parent shall not terminate the Tender Offer prior to the Expiration Date without the prior consent of the Company except in the event this Agreement is terminated pursuant to the terms thereof.

(e) Signing Actions. As promptly as practicable after the execution of this Agreement, Parent and the Company shall mutually agree on and issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Immediately after the issuance of the Signing Press Release, Parent shall prepare and file a pre-commencement Schedule TO-C and/or Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, attaching this Agreement and the Signing Press Release thereto (“Signing Filing”), which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing.

(f) Closing Actions. As promptly as practicable after the completion of the Tender Offer, Parent shall prepare a draft amendment to Schedule TO and/or Form 8-K announcing such offers, and announcing the Closing, if applicable, together with, or incorporating by reference, the financial statements prepared by the Company and its accountant, and such other information that may be required to be disclosed with respect to such results, including the transactions contemplated hereby, if applicable, in any report or form to be filed with the SEC (“Closing Filing”), which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. As promptly as practicable after the completion of the Tender Offer, Parent and the Representative shall mutually agree on and issue a press release announcing such tender offer results and, if applicable, the consummation of the transactions contemplated hereby (“Closing Press Release”). Concurrently with the Closing, Parent shall distribute the Closing Press Release and shall file the Closing Filing with the SEC.

(g) Trust Account Waiver. Reference is made to the final prospectus of Parent dated June 15, 2011 (File No. 333-172629) (the “Prospectus”). The Company and each Holder warrants and represents that it has read the Prospectus and understands that Parent has established a trust account containing the proceeds of its initial public offering (“IPO”) and certain additional proceeds (collectively with the initial principal and interest accrued from time to time thereon, the “Trust Account”), initially in an amount of $61,200,000 for the benefit of holders of the securities issued in Parent’s IPO (the “Public Stockholders”) and certain parties (including the underwriters of the IPO) and the monies in the Trust Account, including any proceeds therefrom, may only be distributed as provided in the Prospectus. For and in consideration of Parent agreeing to enter into this Agreement, the Company and Holders hereby agree that, notwithstanding any provisions contained in this Agreement (including the indemnification provisions herein), the Company and Holders do not now have, and shall not at any time have, any right, title, interest or claim of any kind in or to any monies in the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a

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result of, in connection with or relating in any way to, the business relationship among the Company and Holders, on the one hand, and Parent, on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to as the “Trust Claims”). Notwithstanding any other provision contained in the Agreement, the Company and Holders hereby irrevocably waive any Trust Claims they may have, now or in the future, and will not seek recourse against, the Trust Account for any reason whatsoever in respect thereof. In the event that the Company or any Holder commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Parent, which proceeding seeks, in whole or in part, relief against the Trust Account or the Public Stockholders, whether in the form of money damages or injunctive relief, Parent shall be entitled to recover from the Company and Holders the associated legal fees and costs in connection with any such action, in the event Parent prevails in such action or proceeding. The Company and Holders agree and acknowledge that such irrevocable waiver is material to this Agreement and specifically relied upon by Parent to induce it to enter in this Agreement, and the Company and Parent further intend and understand such waiver to be valid, binding and enforceable under applicable Law.

6.05 Treatment as Reorganization. This Agreement is intended to constitute a single “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g). The parties hereto intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations and will report it as such for all federal, state and local income Tax purposes. None of the parties hereto will knowingly take any action or fail to take any action, other than those contemplated by this Agreement, which action or failure would cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations. For the avoidance of doubt, negotiation, settlement or payment of appraisal rights pursuant to Section 262 of the DGCL shall be treated as an action taken pursuant to this Agreement. Each party hereto agrees to cooperate with the other parties and to provide to the other parties such information and documentation as may be necessary, proper or advisable, to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations

6.06 UPO Agreements. Parent will use its reasonable best efforts to enter into agreements with the holders of the options to purchase 600,000 units of the Parent (in the aggregate) originally issued to Cohen & Company Capital Markets, LLC and certain of its employees on June 21, 2011 to cancel such options.

ARTICLE 7

TERMINATION

7.01 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing:

(a) by the mutual written consent of Parent and the Company;

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(b) by Parent, if there has been a material violation or material breach by the Company of any covenant, representation or warranty contained in this Agreement which would prevent the satisfaction of any condition to the obligations of Parent and Merger Sub and such violation or breach has not been waived by Parent or, if capable of being cured, cured by the Company within 10 days after written notice thereof from Parent; provided, however, that the right to terminate this Agreement pursuant to this Section 7.01(b) shall not be available to Parent if Parent is then in material breach or material violation of any covenant, representation or warranty contained in this Agreement;

(c) by the Company, if there has been a material violation or material breach by Parent or Merger Sub of any covenant, representation or warranty contained in this Agreement which would prevent the satisfaction of any condition to the obligations of the Company and such violation or breach has not been waived by the Company or, if capable of being cured, cured by Parent or Merger Sub within 10 days after written notice thereof by the Company; provided, however, that the right to terminate this Agreement pursuant to this Section 7.01(c) shall not be available to the Company if the Company is then in material breach or material violation of any covenant, representation or warranty contained in this Agreement;

(d) by either Parent or the Company if (i) the transactions contemplated by this Agreement shall violate any order of any court or Governmental Body that shall have become final and non-appealable, or (ii) there shall be a law that makes the transactions contemplated by this Agreement illegal or otherwise prohibited;

(e) by either Parent or the Company if the Merger contemplated hereby has not been consummated by 5:00 p.m., New York City time on December 15, 2012 (the “Outside Date”);

(f) by Parent if more than a number of Parent Shares equal to ninety-two percent (92%) of the IPO Shares (as defined in Parent’s certificate of incorporation as amended) have been tendered in connection with the Tender Offer; or

(g) by Parent if the Holder Approval is not delivered to Parent within 2 business days of the execution of this Agreement.

7.02 Effect of Termination. In the event of the termination of this Agreement by either Parent or the Company as provided above, the provisions of this Agreement will immediately become void and of no further force or effect (other than this Section 7.02 and Article 11 hereof which will survive the termination of this Agreement in accordance with their terms); provided, however, that no such termination shall relieve any party from liability for any prior fraud or intentional or willful breach of this Agreement.

ARTICLE 8

INDEMNIFICATION

8.01 Survival. The representations and warranties contained in Articles 3 and 4, and the covenants and agreements contained in this Agreement will survive the Closing and will terminate on the date that is 18 months after the Closing Date; provided, however, that (a) the representations and warranties contained in Sections 3.01, 3.02, 3.03, and 3.19 (the “Company Fundamental Representations”) shall survive indefinitely, (b) the representations and warranties contained in Sections 3.09 (Taxes), 3.11 (Intellectual Property), 3.13 (Employee Benefit Plans),

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3.16 (Environmental Compliance and Conditions) and 3.26 (Information) and any indemnity obligation for Excluded Tax Liabilities shall survive until 60 days following the expiration of the applicable statute of limitations with respect thereto, and (c) the covenants and agreements set forth in Articles 8, 9, 10 and 11 will survive in accordance with the terms thereof.

8.02 Indemnification of Parent.

(a) From and after the Closing (but subject to the terms and conditions of this Article 8), the Holders hereby agree, jointly and severally (subject to the limitations set forth herein), to indemnify and hold the Parent Indemnitees (as defined below) harmless from and against, and pay to the applicable Parent Indemnitees the amount of, any and all losses, liabilities, Taxes, claims, suits, actions, obligations, deficiencies, demands, awards, judgments, damages, interest, fines, penalties, costs and expenses (including costs of investigation and defense and attorneys’ and other professionals’ fees and expenses) whether or not involving a Third Party Claim (hereinafter individually a “Loss” and collectively “Losses”) suffered or incurred by Parent, its Affiliates or any of their respective officers, directors, managers, employees, stockholders, members, partners, agents, representatives or successors and assigns (the “Parent Indemnitees”) attributable to, or arising or resulting from (i) any breach of any representation or warranty of the Company contained in Article 3 of this Agreement, in each case without taking into account any disclosure made pursuant to Section 5.06, (ii) any breach of any covenant of the Company or any Holder contained in this Agreement, (iii) any Excluded Tax Liabilities, and (iv) any of the matters set forth on the Product Warranty and Product Liability Schedule (Schedule 3.22(a)), or any circumstances, facts or omissions giving rise to such matters.

(b) Notwithstanding anything to the contrary set forth in this Agreement, each Parent Indemnitee’s right to recover a Loss pursuant to this Agreement shall be limited as follows:

(i) other than with respect to any Losses arising out of any Excluded Tax Liabilities or the breach of any Company Tax Representations or Company Employee Benefit Plan Representations, no Parent Indemnitees will be entitled to any indemnification for a Loss hereunder if, with respect to any individual item of Loss, such item is less than $25,000 (“Minor Claim”);

(ii) other than with respect to any Losses arising out of the breach of any Company Fundamental Representations, Company Tax Representations or Company Employee Benefit Plan Representations, no Parent Indemnitee will be entitled to any indemnification (A) pursuant to Section 8.02(a)(i) or (B) with respect to any Losses arising out of the breach of the Company’s obligations set forth in the second sentence of Section 6.04(c) unless the aggregate of all Losses relating to a breaches of such representations, warranties and covenants would exceed on a cumulative basis an amount equal to $1,000,000 (the “Deductible”), at which point the Parent Indemnitees shall be entitled to indemnification from the first dollar of Losses;

(iii) the aggregate indemnification of the Parent Indemnitees hereunder (A) pursuant to Section 8.02(a)(i) (other than with respect to indemnification for Losses arising out of the breach of (w) any Company Fundamental Representation, (x) any Company Employee Benefit Plan Representation, or (y) any Company Tax Representations) or (B) with respect to any Losses arising out of the breach of the Company’s obligations set forth in the second sentence of Section 6.04(c) shall be $7,500,000;

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(iv) the aggregate indemnification of the Parent Indemnitees hereunder pursuant to Section 8.02(a)(i) arising out of a breach of any Company Fundamental Representation, any Company Employee Benefit Plan Representation, any Company Tax Representations shall be equal to the Aggregate Merger Consideration; and

(v) the aggregate indemnification of the Parent Indemnitees hereunder payable by any single Holder shall be limited to that portion of the Aggregate Merger Consideration that was received by such Holder in exchange for its Common Stock.

(c) All payments under this Section 8.02 will be treated by the parties as an adjustment to the proceeds received by Holders pursuant to Article 1, to the extent permitted by applicable Law.

8.03 Indemnification of Holders. From and after the Closing (but subject to the provisions of this Article 8), Parent will indemnify and hold each Holder, each Holder’s Affiliates and each of their respective officers, directors, managers, employees, stockholders, members, partners, agents, representatives, successors and assigns (the “Holder Indemnitees”) harmless from and against, and pay to the applicable Holder Indemnitees the amount of, any and all Losses based upon, attributable to or resulting from (a) a breach of any representation or warranty of Parent or Merger Sub set forth in Article 4 this Agreement, and (b) any breach of any covenant of Parent or Merger Sub contained in this Agreement.

8.04 Limits of Indemnification.

(a) The ability of any Parent Indemnitee or Holder Indemnitee to receive indemnification pursuant to Sections 8.02 or 8.03, respectively, will terminate on the applicable survival termination date (as set forth in Section 8.01), unless such Parent Indemnitee or Holder Indemnitee, as applicable, has made a proper claim for indemnification pursuant to Sections 8.02 or 8.03, respectively, subject to the terms and conditions of this Article 8, prior to such termination date, as applicable. If a Parent Indemnitee or a Holder Indemnitee has made a proper claim for indemnification pursuant to Sections 8.02 or 8.03, respectively, prior to such termination date, then such claim, if then unresolved, will not be extinguished by the passage of the deadlines set forth in Section 8.01.

(b) Each of Parent and Merger Sub understands, acknowledges and agrees that the indemnification provided to Parent Indemnitees pursuant to, and subject to the terms and conditions of, Section 8.02 will be the sole and exclusive remedy of the Parent Indemnitees against any Holder or any other Person with respect to the subject matter of this Agreement or the transactions contemplated hereby, and that the Parent Indemnitees will have no other remedy or recourse with respect to any of the foregoing other than pursuant to, and subject to the terms and conditions of, Section 8.02. Parent acknowledges and agrees that the Parent Indemnitees may not avoid such limitation on liability by (i) seeking damages for breach of contract, tort or pursuant to any other theory of liability, all of which are hereby waived, or (ii) asserting or threatening any claim against any Person (other than a Holder in a claim pursuant to Article 8) that is not a party (or a successor to a party) for breaches of the representations, warranties and covenants contained in this Agreement.

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(c) The right to indemnification, payment of damages or other remedy pursuant to this Article 8 will not be affected by the indemnified person’s investigation with respect to, or any knowledge acquired (or capable of having been acquired) about, the accuracy or inaccuracy of or compliance with, any representation, warranty, agreement, covenant or obligation under this Agreement. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant, agreement or obligation, will not affect the right to indemnification, payment of damages, or other remedy based on such representation, warranty, covenant, agreement or obligation.

8.05 Inter-Party Claims. In order for a Parent Indemnitee or Holder Indemnitee to be entitled to seek any indemnification provided for under this Agreement (such party, the “Claiming Party”), such Claiming Party must notify the other party or parties from whom such indemnification is sought (the “Defending Party”) in writing promptly after the Claiming Party becomes aware of the occurrence of the event giving rise to such Claiming Party’s claim for indemnification, specifying in reasonable detail the basis of such claim; provided, that failure to give such notification will not affect the indemnification provided hereunder except to the extent the Defending Party is materially prejudiced as a result of such failure or the indemnification obligations are materially increased as a result of such failure. If the Defending Party disputes its liability with respect to any such claim, the Defending Party and the Claiming Party will proceed to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute will, subject to the terms of this Agreement, be resolved by litigation in an appropriate court of competent jurisdiction. The Claiming Party will have the burden of proof in establishing the amount of Losses it has suffered.

8.06 Third Party Claims.

(a) In order for a Claiming Party to seek any indemnification provided for under this Agreement in respect of a claim or demand made by any third party Person against the Claiming Party (a “Third Party Claim”), such Claiming Party must notify the Defending Party in writing, and in reasonable detail, of the Third Party Claim promptly after receipt by such Claiming Party of notice of the Third Party Claim; provided that failure to give such notification on a timely basis will not affect the indemnification provided hereunder except to the extent the Defending Party is materially prejudiced as a result of such failure.

(b) If a Third Party Claim is made against a Claiming Party, the Defending Party will, at its expense, be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the Defending Party and reasonably satisfactory to the Claiming Party (i) if within five business days of the receipt of notice from the Claiming Party informing the Defending Party of such Third Party Claim, the Defending Party gives notice to the Claiming Party stating the Defending Party’s intention to do so and acknowledging that the Defending Party will indemnify the Claiming Party from and against all Losses (to the extent required by, and subject to any applicable limits provided in, this Article 8), that the Claiming Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by, the Third Party Claim, or (ii) if the Defending Party does not assume the defense of a

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Third Party Claim pursuant to clause (i) of this sentence, at any time that the Defending Party reasonably believes that the Claiming Party has ceased to actively and diligently prosecute the defense of such Third Party Claim. Should a Defending Party so elect to assume the defense of a Third Party Claim, the Defending Party will not be liable to the Claiming Party for legal expenses subsequently incurred by the Claiming Party in connection with the defense thereof; provided, that in the case that (A) there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of the Claiming Party, in its sole and absolute discretion, for the same counsel to represent both the Claiming Party and the Defending Party, (B) the Defending Party fails to actively and diligently prosecute the defense of such Third Party Claim, (C) such Third Party Claim relates to or otherwise arises in connection with any criminal or regulatory enforcement action, (D) the settlement of, and adverse judgment with respect to, or the Defending Party’s conduct of the defense of such Third Party Claim is, in the sole and absolute discretion of the Claiming Party, likely to be adverse to the Claiming Party’s reputation or continuing business interests (including its relationships with current or potential customers, suppliers or other parties material to the conduct of its business), or (E) such Third Party Claim could result in an injunction or other equitable relief against the Claiming Party or, in the reasonable discretion of the Claiming Party, result in a Loss in excess of the dollar amount available for indemnification pursuant to this Article 8 (the scenarios described in clauses (A) – (E) are collectively referred to as “Conflicts”), then the Defending Party will continue to be liable to the Claiming Party for reasonable legal expenses subsequently incurred by the Claiming Party in connection with the defense thereof. If the Defending Party assumes such defense, the Claiming Party will have the right to participate in the defense thereof (including the rights to be present and accompanied by counsel and to receive copies of all pleadings, notices and communications with respect to such Third Party Claim) and to employ counsel, at its own expense or, in accordance with the previous sentence, at the Defending Party’s expense, separate from the counsel employed by the Defending Party, it being understood, however, that the Defending Party will control such defense so long as the Third Party Claim does not involve a Conflict, in which case the Claiming Party will control such defense. If the Defending Party chooses to defend any Third Party Claim, then all the parties will cooperate in the defense or prosecution of such Third Party Claim, including by retaining and, upon the Defending Party’s request and subject to Section 6.01, providing to the Defending Party all records and information which are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. If the Defending Party assumes the defense of any Third Party Claim, the Defending Party, (y) subject to Section 8.10 hereof, may (if the Claiming Party is a Parent Indemnitee) draw upon the Holdback Shares in order to pay any costs, fees and expenses (including reasonable legal fees) incurred in connection with such defense, and (z) shall obtain the prior written consent of the Claiming Party (which shall not be unreasonably withheld) before entering into any settlement or consenting to the entry of a judgment with respect to such claim unless such settlement or judgment (1) involves no finding or admission of any violation of Law or the rights of any Person and has no effect on any other claims that may be made against the Claiming Party, (2) expressly and unconditionally provides a full and general release of the Claiming Party from all liabilities and obligations with respect to such claim, and (3) involves no finding or admission of any violation of Law or the rights of any Person. In addition, whether or not Representative will have assumed the defense of a Third Party Claim, if Representative has acknowledged that the Holders will indemnify the Claiming Party from and

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against all Losses (to the extent required by, and subject to any applicable limits provided in, this Article 8), that the Parent Indemnitees may suffer resulting from, arising out of, relating to, in the nature of, or caused by, the Third Party Claim, then neither Parent nor any of its Affiliates will admit any liability with respect to, or settle, compromise or discharge, any Third Party Claim without the prior written consent of Representative.

8.07 Determination of Loss Amount; No Circular Recovery.

(a) In no event will Parent Indemnitees be entitled to recover or make a claim for any amounts in respect of punitive damages (except to the extent required to be paid to a Third Party pursuant to a Third Party Claim). No indemnifying party will be liable hereunder in respect of any claim if such claim would not have arisen but for a change in legislation or accounting policies or a change in interpretation of applicable Law as determined by a court or pursuant to an administration rule-making decision.

(b) For purposes of this Article 8, any determination of (i) whether there has been an inaccuracy in or breach of any representation, warranty or covenant, and (ii) the amount of any Losses arising from clause (i) of this sentence, shall be made without regard to any “material,” “materiality,” “Material Adverse Effect” or similar qualification contained in or otherwise applicable to such representations, warranty or covenant.

(c) No Holder Indemnitee shall make any claim for indemnification against Parent or any of its Affiliates by reason of the fact that such Holder Indemnitee was a controlling person, director, manager, officer, employee or representative of the Company or its Subsidiaries, or was serving as such for another Person at the request of the Company or its Subsidiaries (whether such claim is for a Loss of any kind or otherwise and whether such claim is pursuant to any statute, organizational document, contract, agreement or otherwise) with respect to any claim brought by a Parent Indemnitee relating to this Agreement or any of the transactions contemplated by this Agreement. With respect to any claim brought by a Parent Indemnitee against any Holder related to this Agreement or any of the transactions contemplated hereby, each Holder expressly waives any right of subrogation, contribution, advancement, indemnification or other claim against Parent, Merger Sub, the Surviving Company, any of their Subsidiaries and their respective Affiliates (other than Holders) with respect to any amounts owed by such Holder pursuant to this Article 8.

8.08 Tax Matters.

(a) Responsibility for Filing Tax Returns.

(i) The Company shall prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns of the Company or any of its Subsidiaries that are due on or before the Closing Date. With respect to Tax Returns for the Company or any of its Subsidiaries for any Pre-Closing Tax Period that are filed after the Closing Date, the Parent shall prepare or cause to be prepared and timely file or cause to be timely filed all such Tax Returns. The Tax Returns prepared by the Company pursuant to this Section 8.08(a)(i) are referred to as the “Seller Prepared Tax Returns,” and the Tax Returns prepared by the Parent pursuant to this Section 8.08(a)(i) are referred to as the

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“Purchaser Prepared Tax Returns.” Such Tax Returns shall be prepared in a manner consistent with the prior practice of the Company and any Subsidiary unless otherwise required by applicable Tax Law. At least 30 days before the date on which each such Tax Return is due (or such shorter period as the circumstances require, but only in the case of a non-income Tax Return), if such Tax Return is a Purchaser Prepared Tax Return, the Parent shall submit such Tax Return to the Representative for its review and approval, and if such Tax Return is a Seller Prepared Tax Return, the Company shall submit such Tax Return to the Parent for its review and approval. Such approval by the Representative or the Parent, as the case may be, shall not be unreasonably withheld or delayed. The reviewing party shall submit its written comments, if any, to the other party no less than 15 days (or such shorter period as the circumstances require, but only in the case of a non-income Tax Return) prior to the due date of such Tax Return, and the non-reviewing party shall make any change to any such Tax Return (or file any amendment to such Tax Return) as is reasonably requested by the reviewing party, so long as there is a reasonable basis in fact and Law for such change. The Parent and the Representative agree to consult and timely resolve in good faith any issue arising as a result of their respective review of any Tax Return prepared and filed pursuant to this Section 8.08(a)(i). The Representative shall timely pay (or cause to be timely paid) all Taxes due with respect to any Seller Prepared Tax Return. The Representative shall promptly pay, or cause to be promptly paid, to the Parent the amount of such Tax for which the Holders are responsible pursuant to this Agreement for any Purchaser Prepared Tax Return, to the extent not paid or accrued at or before the Closing. For the avoidance of doubt, the Representative’s obligation to make payments pursuant to this Section 8.08(a)(i) shall not be satisfied from the Holdback Shares. The party required to file any Tax Return pursuant to this Section 8.01(a)(i) subject to a dispute shall file such disputed Tax Return on the due date thereof (taking into account any applicable timely filed extension) in the manner that it sees fit, without prejudice to the resolution of such dispute.

(ii) Parent shall not (nor shall it cause any Affiliate to) make any election under Section 338 of the Code (or any analogous or similar provision under state, local or non-U.S. law) with respect to the transactions contemplated by this Agreement.

(iii) Parent shall pay to the Representative any refunds of Taxes (or reductions in Tax liability), including interest paid therewith, of the Company or any of its Subsidiaries that relate to a Pre-Closing Tax Period, other than any refunds that are attributable to any carryback of net operating losses, capital losses or other Tax attributes relating to a Post-Closing Tax Period. Parent shall use commercially reasonable efforts to pursue any claims for refund of the Company or any of its Subsidiaries pending as of the Closing Date. Parent shall make payment of any such refund described in this Section 8.08(a)(iii), net of any reasonable costs incurred by or on behalf of Parent in obtaining such refund, to the Representative within ten days of the actual receipt of such refund.

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(iv) Neither Parent nor any of its Affiliates shall amend, refile, revoke or otherwise modify any Tax Return or Tax election of the Company or any of its Subsidiaries with respect to a Pre-Closing Tax Period without the prior written consent of the Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

(b) Cooperation. The parties will cooperate with each other to provide each other with such information and assistance as may be reasonably requested by them in connection with the preparation of any Tax Returns, including the filing of any claim for any refund, any Tax protest, Tax audit or other examination in connection with an administrative or judicial proceeding involving a taxing authority relating to Taxes, compliance with any Tax-related requirements of any Governmental Body and the enforcement of the provisions of this Section 8.08(b). Such cooperation will include, including upon Representative’s or Parent’s request, providing records and information that are reasonably relevant to any such matters, making employees available on a mutually convenient basis to provide additional information, and giving any powers of attorney.

(c) Transfer Taxes. Parent will pay any real property transfer, stamp, stock transfer, recording, filing or other similar Tax payable as a result of the transactions contemplated by this Agreement, but excluding any Taxes based on or attributable to income or gains (collectively, “Transfer Taxes”), and any penalties or interest with respect to the Transfer Taxes. Parent shall file all necessary Tax Returns and other documentation with respect to Transfer Taxes (except to the extent such Tax Returns are required by Law to be filed by a Holder), and Representative agrees to cooperate with Parent in the filing of any such Tax Returns, including promptly supplying any information in its possession that is reasonably necessary to complete such returns. Parent and the Representative shall, upon request of the other party, use their commercially reasonable efforts to obtain any certificate or other document from any Person as may be necessary to mitigate, reduce or eliminate any Transfer Tax.

(d) For purposes of this Agreement, any Taxes with respect to any Straddle Period shall be apportioned between the portion of such period up to and including the Closing Date (such portion, a “Pre-Closing Straddle Period”) and the portion of such period that begins the day after the Closing Date (such portion, a “Post-Closing Straddle Period”) based, (i) in the case of any Taxes other than Taxes based upon or related to income or receipts, on a per diem basis and, (ii) in the case of any Tax based upon or related to income or receipts be deemed equal to the amount which would be payable if the relevant taxable period ended as of the close of business on the Closing Date. For purposes of this Section 8.08(d), any exemption, deduction, credit or other item that is calculated on an annual basis shall be allocated to the portion of the Straddle Period in the same manner as that set forth in clause (i) of this Section 8.08(d).

8.09 Further Assurances. From time to time, as and when requested by any party and at such requesting party’s expense, any other party will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, all such further or other actions as the requesting party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.

8.10 Holdback Shares.

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(a) From and after the Closing, until all of the Holdback Shares have been cancelled or released pursuant to this Section 8.10, Parent will be entitled to reimbursement (on behalf of the Parent Indemnitees) out of the Holdback Shares for any and all Losses incurred by the Parent Indemnitees which are subject to indemnification by the Holders pursuant to this Article 8.

(b) Parent, on behalf of a Parent Indemnitee suffering a Loss, shall provide written notice that takes into account the limitations set forth in this Article 8 (a “Claims Notice”) to the Representative specifying (i) in reasonable detail (including specific reference to the provision(s) of this Agreement giving rise to the Losses) the nature and dollar amount of any claim (a “Claim”) it may have, (ii) the aggregate dollar amount of Losses sustained or estimated to be sustained by the Parent Indemnified Parties as a result of such Claim and (iii) the number of Holdback Shares to be released to Parent, on behalf of such Parent Indemnitees with respect to such Losses (which such number of shares shall equal the amount of such Losses, divided by the closing price of the Parent Shares on the date of the date of such Claims Notice). In the case of any estimated Losses contained in a Claims Notice, Parent shall provide a subsequent Claims Notice once such Losses have been finally determined.

(c) If the Representative gives written notice to Parent disputing any Claim (a “Counter Notice”) within 15 calendar days following receipt by the Representative of the Claims Notice regarding such Claim, such Claim (each, a “Disputed Claim”) shall be resolved as provided in this Section 8.10. If no Counter Notice is received by Parent within such 15 calendar day period, then the amount of the Loss and the number of Holdback Shares as set forth in its Claims Notice will be deemed established for purposes of this Agreement and Parent shall instruct the Transfer Agent to release to Parent, on behalf of the Parent Indemnitees suffering the applicable Loss, the number of Parent Shares set forth in the Claims Notice from the Holdback Shares.

(d) If the Representative delivers a Counter Notice, such Counter Notice (and the dispute described therein) must be settled either: (i) by mutual agreement of the Representative and Parent or (ii) final, non-appealable order of a court or a final, non-appealable arbitration decision. Parent and the Representative shall deliver written instructions to the Transfer Agent directing the release of Holdback Shares in accordance with any such mutual agreement or order or decision within two business days of such agreement or entry of such order or decisions.

(e) On the date that is eighteen months after the Closing Date, Parent and the Representative will deliver a joint written instruction to the Transfer Agent, directing the Transfer Agent to reflect that each Holder shall have been conveyed a number of Holdback Shares (rounded down to the nearest share) equal to (i) (A) the number of Holdback Shares then remaining, minus (B) the aggregate number of all Pending Claim Shares, multiplied by (ii) such Holder’s Proportionate Share. “Pending Claim Shares” means, for each Disputed Claim and for each Claim delivered in a Claims Notice before the date that is eighteen months after the Closing Date for which the Representative has not provided a Dispute Notice and for which Parent has not received payment, (y) the amount of such claim, divided by (z) the closing price of the Parent Shares on the date the Claims Notice with respect to such Claim was given.

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(f) From and after the date that is eighteen months after the Closing Date, at any time the Holdback Shares exceed the Pending Claim Shares, Parent and Representative will deliver a joint written instruction to the Transfer Agent, directing the Transfer Agent to reflect that each Holder shall have been conveyed a number of Holdback Shares (rounded down to the nearest share) equal to (i) the amount of such excess, multiplied by (ii) such Holder’s Proportionate Share.

ARTICLE 9

REPRESENTATIVE

9.01 Representative.

(a) Effective upon and by virtue of the Holder Approval and/or delivery of the Holder Letters of Transmittal, and without any further act of any of the Holders, the Representative shall be hereby appointed as the representative of the Holders and as the attorney-in-fact and agent for and on behalf of each Holder for purposes of this Agreement and will take such actions to be taken by the Representative under this Agreement and such other actions on behalf of such Holders as it may deem necessary or appropriate in connection with or to consummate the transactions contemplated hereby or thereby, including (i) executing and delivering this Agreement and any other ancillary documents and negotiating and executing such amendments, modifications, waivers or changes thereto as to which the Representative, in its sole discretion, shall have consented (provided that any waiver or amendment that shall adversely and disproportionately affect the rights or obligations of any Holder as compared to other Holders shall require the prior written consent of such Holder), (ii) taking all actions and making all filings on behalf of such Holders with any Governmental Body or other Person necessary to effect the consummation of the transactions contemplated by this Agreement, (iii) agreeing to, negotiating, entering into settlements and compromises of, complying with orders of courts with respect to, and otherwise administering and handling any claims under this Agreement on behalf of such Holders, (iv) satisfying from the Holdback Shares costs, expenses and/or liabilities incurred by Representative in its capacity as the Representative and otherwise in accordance with this Agreement, and (v) taking all other actions that are either necessary or appropriate in the judgment of Representative for the accomplishment of the foregoing or contemplated by the terms of this Agreement. Representative hereby accepts such appointment. Representative shall use commercially reasonable efforts based on contact information available to the Representative to keep the Holders reasonably informed with respect to actions of Representative pursuant to the authority granted Representative under this Agreement which actions have a material impact on the amounts payable to the Holders. Each Holder shall promptly provide written notice to the Representative of any change of address of such Holder.

(b) A decision, act, consent or instruction of Representative hereunder shall constitute a decision, act, consent or instruction of all Holders and shall be final, binding and conclusive upon each such Holder, and Parent and the Surviving Company may rely upon any such decision, act, consent or instruction of Representative as being the decision, act, consent or instruction of each and every such Holder. Parent and the Surviving Company shall be relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of Representative.

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(c) Representative will incur no liability with respect to any action taken or suffered by any Holder in reliance upon any notice, direction, instruction, consent, statement or other document believed by such Representative to be genuine and to have been signed by such Holder (and shall have no responsibility to determine the authenticity thereof), nor for any other action or inaction, except the gross negligence, bad faith or willful misconduct of Representative. In all questions arising under this Agreement, the Representative may rely on the advice of outside counsel, and the Representative will not be liable to any Holder for anything done, omitted or suffered in good faith by Representative based on such advice.

(d) The Holders shall severally (each based on its Proportionate Share) but not jointly indemnify Representative and hold Representative harmless against any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct on the part of Representative and arising out of or in connection with the acceptance or administration of Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel or other advisors reasonably retained by Representative.

(e) At any time Holders representing at least seventy percent (70%) in interest of the Holders may, by written consent, appoint another Person as Representative. Notice together with a copy of the written consent appointing such Person and bearing the signatures of Holders of at least seventy percent (70%) in interest of the Holders must be delivered to Parent not less than 10 days prior to such appointment. Such appointment will be effective upon the later of the date indicated in the consent or the date 10 days after such consent is received by Parent. For the purposes of this Section 9.01, “seventy percent (70%) in interest of the Holders” shall mean Holders representing in the aggregate at least 70% of the percentage interests in the Aggregate Merger Consideration.

(f) In the event that Representative becomes unable or unwilling to continue in his or its capacity as Representative, or if Representative resigns as a Representative, Holders representing at least seventy percent (70%) in interest of the Holders may, by written consent, appoint a new representative as Representative. Notice and a copy of the written consent appointing such new representative and bearing the signatures of the Holders of at least seventy percent (70%) in interest of the Holders must be delivered to Parent. Such appointment will be effective upon the later of the date indicated in the consent or the date 10 days after such consent is received by Parent.

(g) The grant of authority provided for herein (i) is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Holder, and (ii) shall survive the consummation of the Merger.

ARTICLE 10

DEFINITIONS

10.01 Definitions. For purposes hereof, the following terms, when used herein with initial capital letters, will have the respective meanings set forth herein:

“280G Holder Vote” has the meaning set forth in Section 5.10.

“280G Vote Materials” has the meaning set forth in Section 5.10.

“2013 EBITDA” has the meaning set forth in Section 1.12(b)(iv).

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“Accounting Firm” has the meaning set forth in Section 1.05(d).

“Acquisition Proposal” has the meaning set forth in Section 5.05.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “controlling,” “controlled” and “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Aggregate Merger Consideration” has the meaning set forth in Section 1.04(a).

“Agreed Accounting Principles” means GAAP, as applied in a manner consistent with the determination thereof in the preparation of the Company’s audited Financial Statements.

“Agreement” has the meaning set forth in the preamble.

“Capital Leases” means all obligations for capital leases (determined in accordance with GAAP).

“Cash Consideration” has the meaning set forth in Section 1.04(b).

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“Certificate of Merger” has the meaning set forth in Section 1.02.

“Change of Control Transaction” means the consummation of a reorganization, merger, share exchange, consolidation, or sale or disposition of all or substantially all of the stock or assets of the Company.

“Claim” shall have the meaning set forth in Section 8.10(b).

“Claiming Party” has the meaning set forth in Section 8.05.

“Claims Notice” shall have the meaning set forth in Section 8.10(b).

“Closing Statement” has the meaning set forth in Section 1.05(c).

“Class A Common Stock” means the Company’s Class A common stock, par value $0.001 per share.

“Class B Common Stock” means the Company’s Class B common stock, par value $0.001 per share.

“Closing” has the meaning set forth in Section 1.02.

“Closing Consideration” has the meaning set forth in Section 1.04(b).

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“Closing Date” has the meaning set forth in Section 1.02.

“Closing Filing” has the meaning set forth in Section 6.04(f).

“Closing Press Release” has the meaning set forth in Section 6.04(f).

“Closing Statement” has the meaning set forth in Section 1.05(c).

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Common Stock” means Class A Common Stock and Class B Common Stock.

“Common Stock Certificates” has the meaning set forth in Section 1.04(b).

“Company” has the meaning set forth in the preamble.

“Company Employee Benefit Plan Representations” means the representations and warranties contained in Section 3.13.

“Company Fundamental Representations” has the meaning set forth in Section 8.01.

“Company Intellectual Property” has the meaning set forth in Section 3.11(a).

“Company Tax Representations” means the representations and warranties in respect of Taxes contained in Sections 3.07(l) and 3.09.

“Company Technology” has the meaning set forth in Section 3.11(f).

“Company’s Knowledge” has the meaning set forth in Section 11.04.

“Confidentiality Agreement” means the Confidentiality Agreement, dated June 8, 2012, by and between Parent and the Company.

“Conflicts” has the meaning set forth in Section 8.06(b).

“Contingent Closing Cash Amount” has the meaning set forth in Section 1.04(f).

“Contingent Share Consideration” has the meaning set forth in Section 1.12(a).

“Counter Notice” shall have the meaning set forth in Section 8.10(c).

“Deductible” has the meaning set forth in Section 8.02(b)(ii).

“Defending Party” has the meaning set forth in Section 8.05.

“DGCL” had the meaning set forth in the recitals.

“Disputed Claim” shall have the meaning set forth in Section 8.10(c).

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“Disputed Items” has the meaning set forth in Section 1.05(d).

“Dissenting Shares” has the meaning set forth in Section 1.07.

“Earnout Accounting Firm” has the meaning set forth in Section 1.12(b)(v).

“Earnout Amount” has the meaning set forth in Section 1.12(b)(iii).

“Earnout Objection Statement” has the meaning set forth in Section 1.12(b)(v).

“Earnout Statement” has the meaning set forth in Section 1.12(b)(i).

“Effective Time” has the meaning set forth in Section 1.02.

“Electronic Delivery” has the meaning set forth in Section 11.22.

“Employment Agreements” has the meaning set forth in the recitals.

“Environmental Laws” means all applicable federal, state, provincial, municipal, local and foreign laws, statutes, regulations, ordinances, common law duties, codes and by-laws that have the force or effect of law, and all judicial and administrative orders and determinations that are binding upon the Company or its Subsidiaries, and all policies, practices and guidelines of a Governmental Body that have, or are determined to have, the force of law, in each case relating to any matter arising out of or relating to health and safety, pollution or protection of the environment or workplace, including any of the foregoing relating to the generation, handling, transportation, treatment, storage, disposal, distribution, labeling, discharge, release, threatened release, control, or cleanup of any Hazardous Substances, as such of the foregoing are promulgated and in effect on or prior to the Closing Date and all authorizations, licenses and permits issued or required to be issued thereunder.

“ERISA” has the meaning set forth in Section 3.13(a).

“ERISA Affiliate” means any trade or business (whether or not incorporated) which is, or has been, under common control, or treated as a single employer, with any of the Company or any of its Subsidiaries under Section 414 of the Code or Section 4001 of ERISA.

“Estimated Aggregate Merger Consideration” has the meaning set forth in Section 1.05(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Tax Liabilities” means any Liability for (a) Taxes of the Company or any of its Subsidiaries that are related or attributable to any Pre-Closing Tax Period, (b) Taxes of the Company or any of its Subsidiaries that are related or attributable to any Pre-Closing Tax Period as a result of the Company’s or any of its Subsidiaries’ being included in an affiliated group that files consolidated, combined or unitary Tax Returns by reason of Treasury Regulations Section 1.1502-6 or any analogous or similar provision of Law, (c) Taxes of any Holder and (d) payments under any Tax allocation, sharing or similar agreement or arrangement (whether oral or written), other than pursuant to this Agreement, to which any Holder, the Company or any of its Subsidiaries is subject.

“Expiration Date” has the meaning set forth in Section 6.04(a).

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“Final Aggregate Merger Consideration” has the meaning set forth in Section 1.05(e).

“Financial Statements” has the meaning set forth in Section 3.06.

“FIRPTA Certificate” has the meaning set forth in Section 2.02(c)(iii).

“GAAP” means United States generally accepted accounting principles as in effect on the date hereof, applied in a manner consistent with the Company’s past practice.

“Governmental Body” means any federal, state, provincial, local, municipal, foreign or other government or quasi-governmental authority or any department, minister, agency, commission, commissioner, board, subdivision, bureau, agency, instrumentality, court or other tribunal of any of the foregoing.

“Hazardous Substance” means petroleum or any hazardous substance as defined in CERCLA or any waste, material or substance that is regulated, defined, designated or otherwise determined to be dangerous, hazardous, radioactive, explosive, toxic or a pollutant or contaminant under or pursuant to any Environmental Law.

“Holdback Shares” means 750,000 shares of Parent Shares.

“Holder Approval” has the meaning set forth in the recitals.

“Holder Indemnitees” has the meaning set forth in Section 8.03.

“Holder Letter of Transmittal” means the Holder Letter of Transmittal, in the form of Exhibit C.

“Holder Transaction Expenses” means all (a) third party fees and expenses payable by the Company or any of its Subsidiaries, Representative, or any Holder arising from, incurred in connection with or incident to this Agreement, the Merger and the transactions contemplated hereby (including any fees or expenses payable pursuant to the Letter Agreement with TerraNova Capital Partners, Inc., dated February 28, 2012), and (b) change of control, closing or signing bonuses and/or severance or retention or similar payments or benefits payable as a result of the consummation of the transactions contemplated by this Agreement, including the employer portion of any employment Taxes payable with respect thereto. Holder Transaction Expenses include the items set forth on the Holder Transaction Expenses Schedule.

“Holders” has the meaning set forth in the recitals.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

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“Indebtedness” means, with respect to any Person, without duplication: (a) the principal, accreted value, accrued and unpaid interest, fees and prepayment premiums or penalties, unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of such Person for borrowed money and (ii) indebtedness evidenced by notes, debentures, bonds, or other similar instruments for the payment of which such Person is liable; (b) all obligations of such Person issued or assumed as the deferred purchase price of property outside the ordinary course of business, all refunds recognized by the Company as due to customers prior to the Closing; (c) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (d) all obligations of the type referred to in clauses (a) through (c) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations (but solely to the extent of such responsibility or liability); and (e) all obligations of the type referred to in clauses (a) though (d) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person); provided, that if such Person has not assumed such obligations, then the amount of Indebtedness of such Person for purposes of this clause (e) shall be equal to the lesser of the amount of the obligations of the holder of such obligations and the fair market value of the assets of such Person which secure such obligations. Notwithstanding the foregoing, Indebtedness does not include (A) any operating or lease obligations (including Capital Leases) and (B) any intercompany obligations between or among the Company or any of its Subsidiaries.

“Intellectual Property” means all intellectual property and industrial rights including those arising from or in respect of the following: (i) all patents and applications therefor, including continuations, divisionals, continuations-in-part, or reissues of patent applications and patents issuing thereon, (ii) all trademarks, service marks, trade names, service names, brand names and trade dress rights, and all applications, registrations and renewals thereof, (iii) copyrights and registrations and applications therefor, works of authorship and mask work rights, (iv) trade secrets and (v) all other intellectual property rights arising from or relating to Technology.

“International Agreement” means an agreement, in a form reasonably acceptable to Parent, by and between the Company and International Drilling Equipment, LLC, incorporating the terms set forth on Schedule 10.01.

“IPO” has the meaning set forth in Section 6.04(g).

“IRS” means the Internal Revenue Service.

“Latest Balance Sheet” has the meaning set forth in Section 3.06.

“Law” means any law, rule, regulations, judgment, injunction, order, decree or other restriction of any court or governmental entity.

“Lease Amendments” means the (i) First Amendment to Commercial Lease, by and between SDC Blackhole LP, Advanced Rig Services LLC, and Integrated Drilling Equipment Company, in the form attached hereto as Exhibit E-1, (ii) First Amendment to Commercial Lease, by and between IDECO LLC and Advanced Rig Services LLC, in the form attached hereto as Exhibit E-2, and (iii) First Amendment to Commercial Lease, by and between 9th Green LLC and Integrated Drilling Equipment Company, in the form attached hereto as Exhibit E-3.

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“Leased Real Property” has the meaning set forth in Section 3.08(c).

“Liability” means any direct or indirect liability, debt, obligation, commitment, guaranty, claim, loss, damage, deficiency, fine, cost or expense of any kind, whether relating to payment, performance or otherwise, known or unknown, fixed, absolute or contingent, accrued or unaccrued, matured or unmatured, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, asserted or unasserted, vested or unvested, executory, determined, determinable or otherwise, whenever and however arising (including whether or not required to be reflected or reserved against on the financial statements of the obligor under GAAP or the Accounting Principles).

“Liens” means any lien, mortgage, security interest, pledge, encumbrance, deed of trust, security interest, claim, lease, charge, option, preemptive right, right of first refusal, subscription right, easement, servitude, proxy, voting trust or agreement, transfer restriction under any shareholder or similar agreement, encumbrance or restriction.

“LLCA” has the meaning set forth in the Recitals.

“Loss” has the meaning set forth in Section 8.02(a).

“Material Adverse Effect” means any change, effect, event, circumstance, occurrence, state of facts or development, which individually or in the aggregate, with all other changes, effects, events, circumstances, occurrences, states of facts and developments, that has or is reasonably expected to have a material adverse effect (a) on the ability of the Holders, the Company or its Subsidiaries to consummate the transactions contemplated by this Agreement or perform their obligations under this Agreement or any document contemplated by this Agreement, or (b) upon the business, assets, liabilities, financial condition or operating results of the Company and its Subsidiaries taken as a whole, except any adverse effect related to or resulting from (i) general business or economic conditions affecting the industry in which the Company or any of its Subsidiaries operates; provided, however, that any such adverse effect does not have a disproportionate effect on the Company or its Subsidiaries as compared to other Persons engaged in the same industry, (ii) any natural disaster, or national or international political or social conditions, including the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States; provided, however, that any such adverse effect does not have a disproportionate effect on the Company or its Subsidiaries as compared to other Persons engaged in the same industry, (iii) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index); provided, however, that any such adverse effect does not have a disproportionate effect on the Company or its Subsidiaries as compared to other Persons engaged in the same industry, (iv) changes in GAAP, (v) changes in laws, rules, regulations, orders, or other binding directives

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issued by any Governmental Body; provided, however, that any such adverse effect does not have a disproportionate effect on the Company or its Subsidiaries as compared to other Persons engaged in the same industry, (vi) any failure, in and of itself, by the Company to meet any internal projections or forecasts (e.g., if the underlying circumstances themselves would not have caused a Material Adverse Effect, the failure of the Company to meet internal projections or forecasts will not be a Material Adverse Effect); provided, however, that the facts or occurrences underlying any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur, and (vii) conduct by the Company prohibited under Section 5.01 for which Parent gave its prior written consent.

“Material Contract” has the meaning set forth in Section 3.10(c).

“Material Suppliers” has the meaning set forth in Section 3.20(b).

“Maximum Tender Condition” has the meaning set forth in Section 6.04(a).

“Merger” has the meaning set forth in Section 1.01(a).

“Merger Sub” has the meaning set forth in the preamble.

“Minor Claim” has the meaning set forth in Section 8.02(b)(i).

“Net Debt” means, as of the Closing, the amount of Indebtedness plus cash of the Company.

“Net Working Capital” means, as of the Closing, current assets less current liabilities, excluding (i) cash and restricted cash, (ii) any current portion of Indebtedness or Capital Leases, (iii) accrued and unpaid interest expense, (iv) Holder Transaction Expenses and (v) the current portion of any deferred tax assets and liabilities and any accrued or unpaid taxes. Net Working Capital shall be calculated based on the books and records of the Company and determined in accordance with the Agreed Accounting Principles. An example calculation of the Net Working Capital is attached hereto as Exhibit G.

“Net Working Capital Target” means an amount equal to $0.

“Non-Party Affiliates” has the meaning set forth in Section 11.13.

“Objections Statement” has the meaning set forth in Section 1.05(d).

“Offer Documents” has the meaning set forth in Section 6.04(b).

“Offer to Purchase” has the meaning set forth in Section 6.04(b).

“Offering Shares” has the meaning set forth in Section 6.04(a).

“Organizational Documents” has the meaning set forth in Section 3.05.

“Outside Date” has the meaning set forth in Section 7.01(e).

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“Parent” has the meaning set forth in the preamble.

“Parent Financial Statements” has the meaning set forth in Section 4.08(b).

“Parent Indemnitees” has the meaning set forth in Section 8.02(a).

“Parent SEC Documents” has the meaning set forth in Section 4.08(a).

“Parent Shares” means the shares of common stock of Parent.

“Parent’s Representatives” has the meaning set forth in Section 5.02.

“Pay-Off Letter” has the meaning set forth in Section 2.02(c)(v).

“Pending Claim Shares” shall have the meaning set forth in Section 8.10(e).

“Pension Plans” has the meaning set forth in Section 3.13(a).

“Per Share Price” has the meaning set forth in Section 1.04(e).

“Permitted Liens” means (i) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings by the Company or one of its Subsidiaries and for which adequate reserves are established in the Financial Statements in accordance with GAAP, (ii) mechanics’, carriers’, workers’, repairers’, contractors’, subcontractors’, suppliers’ and similar statutory Liens arising or incurred in the ordinary course of business in respect of the construction, maintenance, repair or operation of assets for amounts which are not delinquent and which are not, individually or in the aggregate, significant, (iii) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over the Leased Real Property which are not violated by the current use and operation of the Leased Real Property, and (iv) purchase money liens and liens securing rental payments under Capital Leases.

“Person” means an individual, a partnership, a corporation, a limited liability company, an unlimited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other entity, a governmental entity or any department, agency or political subdivision thereof.

“Plans” has the meaning set forth in Section 3.13(a).

“Post-Closing Straddle Period” has the meaning set forth in Section 8.08(d).

“Post-Closing Tax Period” means any taxable period ending after the Closing Date, other than a Straddle Period, and any Post-Closing Straddle Period.

“Pre-Closing Straddle Period” has the meaning set forth in Section 8.08(d).

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and any Pre-Closing Straddle Period.

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“Proportionate Share” means with respect to any Holder, the fraction (i) the numerator of which is the sum of such Holder’s shares of Common Stock immediately prior to the Effective Time and (ii) the denominator of which is the aggregate number of shares of Common Stock outstanding immediately prior to the Effective Time (other than shares held by the Company or any of its Subsidiaries).

“Prospectus” has the meaning set forth in Section 6.04(g).

“Public Stockholders” has the meaning set forth in Section 6.04(g).

“Purchaser Prepared Tax Returns” has the meaning set forth in Section 8.08(a)(i).

“Registration Rights Agreement” has the meaning set forth in Section 2.02(c)(vi).

“Representative” has the meaning set forth in the preamble.

“Related Parties” has the meaning set forth in Section 7.03(b).

“Revolver” means the Company’s credit facility with PNC Bank, N.A.

“Schedule TO” has the meaning set forth in Section 6.04(b).

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Prepared Tax Returns” has the meaning set forth in Section 8.08(a)(i).

“Signing Filing” has the meaning set forth in Section 6.04(e).

“Signing Press Release” has the meaning set forth in Section 6.04(e).

“Straddle Period” means any taxable period beginning on or prior to and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association, limited liability company, unlimited liability company or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association, limited liability company, or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association, limited liability company, or other business entity if such Person or Persons are allocated a majority of partnership, association, limited liability company, or other business entity gains or losses or otherwise control the managing director, managing member, general partner or other managing Person of such partnership, association, limited liability company, or other business entity. Unless the context requires otherwise, each reference to a Subsidiary will be deemed to be a reference to a Subsidiary of the Company.

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“Surviving Company” has the meaning set forth in Section 1.01(a).

“Tax” or “Taxes” means (i) any federal, provincial, territorial, state, municipal, schoolboard, school, local or non-U.S. tax, including income, gross receipts, business, capital, capital gains, goods and services, provincial sales, registration, value added, escheat, excise, gross margin, severance, premium, windfall profit, customs, duties, land transfer, personal property, employment, payroll, license, employee, capital stock, franchise, profits, withholding, social security, unemployment, health, employment insurance, governmental pension plan premiums or contributions, disability, real property, ad valorem/personal property, stamp, excise, occupation, sales, use, transfer, value added, alternative minimum, estimated or other similar tax, (ii) any interest, penalty or addition thereto whether disputed or not, and (iii) any liability in respect of any items described in clauses (i) or (ii) payable by reason of contract, assumption, transferee or successor liability, operation of law, Treasury Regulations Section 1.1502-6 (or any predecessor or successor thereof of any analogous or similar provision under Law) or otherwise.

“Tax Returns” means any return, report, election, designation, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Body or other authority in connection with the determination, imposition, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Technology” means, collectively, all software, information, designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and all related technology, that are used in, incorporated in, embodied in, displayed by or relate to, or are used in connection with the foregoing.

“Tender Offer” has the meaning set forth in Section 6.04(a).

“Third Party Claim” has the meaning set forth in Section 8.06(a).

“Trading Days” means each day the public market on which Parent Shares are traded is actually open for trading of public equity securities.

“Trading Price” means the closing price of Parent Shares as reported on the public market on which such securities are traded.

“Transfer Agent” means Parent’s designated transfer agent for the Parent Shares.

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“Transfer Taxes” has the meaning set forth in Section 8.08(c).

“Treasury Regulations” means the regulations promulgated under the Code, as such regulations may be amended from time to time.

“Trust Account” has the meaning set forth in Section 6.04(g).

“Trust Account Excess” means the amount, if any, by which (a) the sum of (i) the balance of the Trust Account, as of the Closing (after repurchase of Parent Shares tendered in connection with the Tender Offer), plus (ii) the aggregate net proceeds resulting from the offering of any equity securities of the Parent between the date hereof and the Closing (without duplication of any amounts reflected in (i)) exceeds (b) $50,000,000.

“Trust Account Value” means the amount of cash available in the Trust Account at Closing.

“Trust Claims” has the meaning set forth in Section 6.04(g).

“UPO Agreements” means agreements for the repurchase of the rights granted under the Unit Purchase Option Agreements entitling the holders thereof to purchase units of Parent.

“WARN” has the meaning set forth in Section 3.18.

10.02 Other Definitional Provisions.

(a) All references in this Agreement to Exhibits, disclosure schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, disclosure schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and will be disregarded in construing the language hereof. All references in this Agreement to “days” refers to “calendar days” unless otherwise specified.

(b) Exhibits and disclosure schedules to this Agreement are attached hereto and by this reference incorporated herein for all purposes.

(c) The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Article,” “this Section” and “this subsection,” and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur. The words “either,” “or,” “neither,” “nor” and “any” are not exclusive. The word “including” (in its various forms) means including without limitation. All references to “$” and dollars will be deemed to refer to United States currency unless otherwise specifically provided.

(d) Pronouns in masculine, feminine or neuter genders will be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires.

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ARTICLE 11

MISCELLANEOUS

11.01 Press Releases and Communications. Except as set forth in this Agreement or as agreed among the Company, Parent and Representative (as applicable), (a) no party hereto will make or issue any press release or public announcement related to this Agreement or the transactions contemplated herein until after the Closing and (b) no press release or public announcement related to this Agreement or the transactions contemplated herein, or prior to the Closing, any other announcement or communication to the employees, clients or suppliers of the Company or any of its Subsidiaries, will be issued or made by any party hereto without the joint approval of Parent and Representative, unless, in each case, required by law (on the reasonable advice of counsel) in which case Parent and Representative will have the right to review such press release, announcement or communication prior to its issuance, distribution or publication; provided, however, that the foregoing will not restrict or prohibit the Company or any of its Subsidiaries from making any announcement to its employees, lenders, customers, advisors and other business relations to the extent the Company or such Subsidiary reasonably determines in good faith that such announcement is necessary or advisable. For the avoidance of doubt, the parties hereto acknowledge and agree that Parent and its affiliated investment funds may provide general information about the subject matter of this Agreement and the Company and its Subsidiaries (including its and their performance and improvements) in connection with Parent’s or its affiliated investment funds’ fund raising, marketing, informational or reporting activities.

11.02 Expenses. Except as otherwise expressly provided herein, Parent and Merger Sub, on the one hand, and the Company and the Holders, on the other hand, will each pay their own expenses (including attorneys’ and accountants’ fees and expenses) in connection with the negotiation of this Agreement, the performance of its obligations hereunder and the consummation of the Merger and the transactions contemplated by this Agreement (whether consummated or not).

11.03 Prevailing Party. In the event of a dispute between any of the parties with respect to obligations under this Agreement, the prevailing party in any action or proceeding in any court or arbitration in connection therewith will be entitled to recover from such other party its costs and expenses, including, without limitation, reasonable legal fees and associated court costs.

11.04 Knowledge Defined. For purposes of this Agreement, the phrase “the Company’s Knowledge” as used herein means the actual knowledge, after due inquiry, of the following individuals: Stephen Cope, Richard Dodson, Eric Storm, Bruce Burnham, Tony Beebe and Jay Johnson.

11.05 Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given (a) when personally delivered, (b) when transmitted via telecopy (or other facsimile device) to the number set out below (with written confirmation of receipt), (c) the day

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following the day (except if not a business day then the next business day) on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third business day following the day on which the same is sent by certified or registered mail, postage prepaid. Notices, demands and communications, in each case to the respective parties, will be sent to the applicable address set forth below, unless another address has been previously specified in writing:

Notices to Parent, Merger Sub (and, after the Closing, the Surviving Company):

Empeiria Acquisition Corporation

142 W. 57th Street, 11th floor

New York, NY 10019

Fax: (646) 390-1004

Attention: Alan B. Menkes

with a copy (which shall not constitute notice) to:

Jones Day

222 East 41st Street

New York, New York 10017

Fax: (212) 755-7306

Attention: Kevin O’Mara

Notices to Company (prior to the Closing) or Representative:

Integrated Drilling Equipment, LLC

25311 I-45 North, Woodpark Business Center, Bldg No. 6

Spring, Texas 77380

Fax:

Attention: Stephen Cope

with a copy (which shall not constitute notice) to:

Nielsen & Associates

200 N. Poplar Street

Tomball, Texas 77375

Fax: (713) 931-6909

Attention: Jared Nielsen

11.06 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any party without the prior written consent of the other parties. Notwithstanding the foregoing, Parent may assign this Agreement to any Subsidiary of Parent or to any lender of Parent or any Subsidiary or Affiliate thereof as security for obligations to such lender in respect of the financing arrangements entered into in connection with the transactions contemplated hereby and any refinancings, offerings, extensions, refundings or renewals thereof,

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provided that no assignment to any such Subsidiary or lender will in any way affect Parent’s obligations or liabilities under this Agreement and (ii) after the Closing, any Holder may assign this Agreement to any of its beneficial owners or successors by operation of law.

11.07 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement, and the parties will amend or otherwise modify this Agreement to replace any prohibited or invalid provision with an effective and valid provision that gives effect to the intent of the parties to the maximum extent permitted by applicable Law.

11.08 No Strict Construction; Disclosure Schedules. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any Person. The disclosure schedules attached to this Agreement have been arranged for purposes of convenience in separately titled sections corresponding to sections of this Agreement. Capitalized terms used in the disclosure schedules and not otherwise defined therein have the meanings given to them in this Agreement. The information contained in this Agreement and in the disclosure schedules and Exhibits is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any party to any third party of any matter whatsoever (including, without limitation, any violation of law or breach of contract).

11.09 Amendment and Waiver. Any provision of this Agreement or the disclosure schedules or Exhibits may be amended or waived only in a writing signed by Parent and Representative. No waiver of any provision hereunder or any breach or default thereof will extend to or affect in any way any other provision or prior or subsequent breach or default.

11.10 Complete Agreement. This Agreement and the documents referred to herein (including the Confidentiality Agreement) contain the complete agreement between the parties and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.

11.11 Counterparts. This Agreement may be executed in multiple counterparts (including by means of telecopied signature pages or electronic transmission in portable document format (pdf)), any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same instrument.

11.12 Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub hereunder are jointly and severally guaranteed by each other.

11.13 Non-Recourse. Except as provided in Article 8, all claims or causes of action (whether in contract or tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the entities that are expressly identified as

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parties hereto. Except as provided in Article 8, no Person that is not a named party to this Agreement, including any past, present or future director, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney or representative of any named party to this Agreement (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution, and, except as provided in Article 8, each party hereto waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates.

11.14 Governing Law. All matters (including any and all claims) arising out of or relating to the interpretation, construction, validity or enforcement of this Agreement and the transactions contemplated hereby (other than the Tender Offer, which will be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule) will be governed by and construed in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdiction other than the State of New York, except to the extent the DGCL shall be held to govern the Merger.

11.15 Consent to Jurisdiction and Service of Process. Subject to Section 1.02 (which will govern any dispute arising thereunder), the parties to this Agreement submit to the exclusive jurisdiction of the state courts located in the Borough of Manhattan, New York, New York or the courts of the United States located in the Borough of Manhattan, New York, New York in respect of the interpretation and enforcement of the provisions of this Agreement and any related agreement, certificate or other document delivered in connection herewith (including the Tender Offer) and by this Agreement waive, and agree not to assert, any defense in any action for the interpretation or enforcement of this Agreement and any related agreement, certificate or other document delivered in connection herewith, that they are not subject thereto or that such action may not be brought or is not maintainable in such courts or that this Agreement may not be enforced in or by such courts or that their property is exempt or immune from execution, that the action is brought in an inconvenient forum, or that the venue of the action is improper. Service of process with respect thereto may be made upon any party by mailing a copy thereof by registered or certified mail, postage prepaid, to such party at its address as provided in Section 11.05. Each of the parties hereto agrees that a judgment in any dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

11.16 Waiver of Jury Trial. Each party hereby acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement (including the Tender Offer). Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each such party understands and has considered the implications of this waiver, (iii) each such party makes this waiver voluntarily, and (iv) each such party has been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this Section 11.16.

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11.17 No Third Party Beneficiaries. No Person other than the parties hereto will have any rights, remedies, obligations or benefits under any provision of this Agreement, other than Sections 8.02 and 8.03 (to the extent provided therein), except for (i) the directors and officers of the Company and its Subsidiaries solely with respect to Section 6.02.

11.18 Deliveries to Parent or Merger Sub; Disclaimer. Parent and Merger Sub agree and acknowledge that all documents or other items included in the electronic dataroom or otherwise delivered to Parent, Merger Sub or their respective representatives (including, without limitation, Parent’s accountants and any of Parent’s legal counsel) will be deemed to be delivered to Parent and Merger Sub for all purposes hereunder. Parent and Merger Sub acknowledge and agree that, except as expressly set forth in this Agreement, none of the Company, Representative or any Holder has made any representation or warranty, express or implied, as to the Company or as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, Merger Sub or their respective representatives, and, except as set forth in this Agreement, none of the Company, Representative or any Holder will have or be subject to any liability to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub or Parent’s or Merger Sub’s use of or reliance on, any such information or any information, documents or material made available to Parent or Merger Sub. In connection with Parent’s and Merger Sub’s investigation of the Company, Parent and Merger Sub have received from or on behalf of the Company certain projections, including projected statements of operating revenues and income from operations of the Company and certain business plan information of the Company. Parent and Merger Sub acknowledge that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that each of Parent and Merger Sub is familiar with such uncertainties, that each of Parent and Merger Sub is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and that Parent and Merger Sub will have no claim against any Holder, Representative or any other Person with respect thereto. Accordingly, each Holder, Representative and the Company make no representations or warranties whatsoever with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and each of Parent and Merger Sub agrees that it has not relied thereon.

11.19 Conflict Between Transaction Documents. The parties agree and acknowledge that to the extent any terms and provisions of this Agreement are in any way inconsistent with or in conflict with any term, condition or provision of any other agreement, document or instrument contemplated hereby, this Agreement will govern and control.

11.20 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by a party hereto. It is accordingly agreed that the Company, on the one hand, and Parent, on the other hand, will be entitled to seek specific enforcement of the terms hereof, including an injunction or injunctions to prevent breaches of

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this Agreement and to enforce specifically the terms and provisions hereof in any court having jurisdiction pursuant to Section 11.14, this being in addition to any other remedy to which the Company or Parent are entitled at law or in equity, without posting any bond or other undertaking.

11.21 Interpretation. In the event that representations and warranties set forth in one Section (e.g., Section 3.09, relating to Taxes) may generally apply to a matter which is more specifically addressed elsewhere in the representations and warranties (e.g., Section 3.13, relating to Employee Benefit Plans), it is the intent of the parties that the provisions of the more specific Section shall be considered to be the sole representations and warranties on such subject, except to the extent a specific matter is expressly referenced in one Section as applying to matters which are specifically covered by another Section.

11.22 Electronic Delivery. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, to the extent delivered by means of a facsimile machine or electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original agreement or instrument and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto will re execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument will raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense related to lack of authenticity.

*     *     *     *

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IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the day and year first above written.

COMPANY:

INTEGRATED DRILLING EQUIPMENT COMPANY HOLDINGS INC.

By:	/s/ Stephen Cope
Name:	Stephen Cope
Its:

PARENT:

EMPEIRIA ACQUISITION CORPORATION

By:	/s/ Alan Menkes
Name:	Alan Menkes
Its:	Chief Executive Officer

MERGER SUB:

IDE ACQUISITION CO., LLC

By:	/s/ Alan Menkes
Name:	Alan Menkes
Its:	President

REPRESENTATIVE:

By:	/s/ Stephen Cope
Name:	Stephen Cope

Signature Page to Agreement and Plan of Merger

Annex A

Tender Offer Conditions

Reference is made to the Agreement and Plan of Merger, dated as of October 19, 2012 (the “Agreement”), among Empeiria Acquisition Corporation, a Delaware corporation (“Parent”), IDE Acquisition Co., LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (“Merger Sub”), Integrated Drilling Holdings Company, Inc., a Delaware corporation (the “Company”), and Stephen Cope, as representative (the “Representatives”). Capitalized terms that are used but not otherwise defined in this Annex A shall have the respective meanings ascribed thereto in the Agreement. Notwithstanding any other provisions of the Tender Offer, and in addition to (and not in limitation of) the rights and obligations of Parent to extend, terminate and/or modify the Tender Offer (subject to the terms and conditions of the Agreement), Parent (i) shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to the obligation of Parent to pay for or return tendered shares of Parent Stock promptly after termination or withdrawal of either of the Tender Offer)), pay for, or may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered shares of Parent Stock and (ii) may terminate or amend the Tender Offer as to shares of Parent Stock not then paid for in the event that, at the then-scheduled Expiration Date (as it may be extended pursuant to Section 6.04 of the Agreement) or immediately prior to such payment, (A) any waiting period (and extensions thereof) applicable to the transactions contemplated by the Agreement (including the Tender Offer and the Merger) under the HSR Act shall not have expired or been terminated, or any other approval under any antitrust or competition laws of other jurisdictions, or any consent, waiver or approval from a third Person that is required in connection with the transactions contemplated by the Agreement which in the reasonable judgment of Parent is required or advisable to consummate the transactions contemplated by the Agreement, including the Tender Offer and the Merger, shall not have been obtained or made or shall not remain in full force and effect (or any statutory waiting period in respect thereof shall not have expired), (B) the Maximum Tender Condition shall not have been satisfied, (C) the Merger, in our reasonable judgment, to be determined as of immediately prior to the Expiration Date, is not capable of being consummated contemporaneously with the Offer on or before 5:00 p.m. on December 15, 2012, (D) to the extent more than 3,629,000 shares of Parent Stock are tendered in the Tender Offer, the receipt by Parent of proceeds from a new financing in an amount sufficient to pay for any shares of Parent Stock in excess of 3,629,000 but less than 5,520,000 or (E) any of the following shall have occurred:

(a) a general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter markets in the United States or a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory, shall have occurred;

(b) any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that directly or indirectly, challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain or prohibit the making of the Offer or the acquisition of some or all of the shares of Parent Stock pursuant to the Offer shall have been instituted or been pending, at any time after the commencement of the Offer and before the Initial Expiration Date.

The foregoing conditions are for the sole benefit of Parent and, subject to the terms and conditions of the Agreement, may be waived by Parent, in whole or in part at any time and from time to time in the sole discretion of Parent. The failure or delay by Parent at any time to exercise any of the foregoing rights shall not operate as a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.